FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - December 2015 results

2	Financial report for January - December 2015 results

3	Financial statements for January - December 2015 results

4	Analyst presentation for January - December 2015 results

Item 1

PRESS RELEASE

2015 RESULTS

Banco Santander delivers on its targets and earns EUR 5.966 million (+3%), with strong underlying performance of 13% based on increasing customer satisfaction and loyalty

¡   “In 2015, we have delivered ahead of plan in the right way, growing revenues by improving customer service and increasing loyal and digital customers.

¡   Growth in underlying revenues and profits has resulted in a ROTE of 11%, which has allowed us to pay 79% more cash dividend per share, increase the net asset value of our shares by 3% and strengthen our capital position organically - thereby delivering on commitments we made when we raised capital last year.

¡   We continued to help our clients, both individuals and businesses, prosper through access to credit, which grew 6%. During 2015 we also executed on our commercial transformation to become more simple, personal and fair.

¡   Loyal customers grew by 1.2 million, to 13.8 million, and digitally active customers by 2.5 million, to 16.6 million.

¡   We are confident that we will reach the targets we set for 2016.”

Ana Botín, Group executive chairman, Banco Santander

•	CUSTOMERS. Credit volume grew 6%, to EUR 805,395 million, boosted mainly by Latin America and SCF. Deposits and mutual funds, which totalled EUR 774,819 million, were up 7% compared to 2014.

•	RESULTS. Commercial revenues grew more than costs, around 8%, while loan-loss provisions fell 4%. Our P&L reflects prudence in management, as non-recurring earnings of EUR 1,118 million were assigned to non-recurring items (EUR 1,718 million).

•	CAPITAL. Regulatory CET1 stood at 12.55%, significantly exceeding the minimum required for 2016 (9.75%). The fully loaded CET1 increased 40bps in the year, to 10.05%, on target to exceed 11% in 2018.

•	DIVERSIFICATION. Europe contributed 56% to Group profit (UK, 23% and Spain, 12%) and the Americas, 44% (Brazil, 19% and U.S., 8%).

•	Spain: attributable profit amounted to EUR 977 million (+18%). Lending to companies and SMEs increased 1% while customer funds grew 1% for the year.

•	UK: attributable profit stood at EUR 1,971 million (1,430 million pounds, this is before PPI, up 14%). Lending grew 5% and customer funds, 6%.

•	Brazil: attributable profit totalled EUR 1,631 million (5,946 million reais, up 33%). Lending grew 9% and customer funds, 12%.

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Madrid, 27 January 2016. Banco Santander registered attributable profit in 2015 of EUR 5,966 million, a 3% increase compared to 2014. Underlying profit, which does not include the effect of non-recurring results, grew an additional ten points, by 13%, and reached EUR 6,566 million.

In a year marked by a complex international economic scenario, with record low interest rates in currencies key to the Group such as the euro, pound and dollar, Banco Santander maintained positive performance. Lending increased 6% and customer funds rose 7% resulting in commercial revenues growing 8% and underlying profit, 13%.

Growth in business and results allow the bank to distribute a dividend per share of EUR 0.20, of which EUR 0.16 is in cash, 79% more than 2014. Dividend yield at current share prices is around 5%. Furthermore, the bank fulfills its commitment to increase tangible net asset value per share (TNAV), which increased by 3% since the close of 2014, to EUR 4.12.

These figures mean the bank is on track to achieve the targets announced by Santander’s management team at the September 2015 Investor Day. Key goals were set to reach a core capital ratio above 11% and ordinary RoTE of 13% by the end of 2018. Today, core capital is above 10% and ordinary RoTE is 11%.

Improved performance in revenue and business was backed by progress achieved in the Group’s commercial transformation supported by technological improvements and digitalization. Thus, the number of loyal customers grew 10%, to 13.8 million, with notable increases in Mexico (+14%) and the UK (+11%).

Digital customers increased 17%, to 16.6 million, so that 31% of the Group’s total customers can be considered digitally active. Mobile users that use the bank’s app an average of 13 times per month increased 50%, to 6.9 million. The volume of digital transactions rose 58%.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Results

2015 results show sustained and higher quality growth, since underlying revenues contributed greater growth. Total revenues grew 6%, backed by commercial revenues (net interest income plus fees), that increased nearly 8%, while gains on financial transactions, which are more volatile due to its reliance on market performance, dropped 16%.

In 2015 the Group achieved record levels in net interest income, which amounted to EUR 32,189 million, and total revenue (gross income), which came in at EUR 45,272 million. These amounts exceed by almost 300 million those registered in 2012, when the last record was set.

Commercial revenues grew 0.2 point more than costs without the exchange rate effect and grew by exactly the same in euros. Costs rose 7%, to EUR 21,571 million, but would be practically flat without the inflation effect and with the same perimeter. The efficiency plan the bank is implementing allows it to absorb the increased costs due to regulatory requirements and the Group’s commercial transformation.

The performance of revenue and costs mentioned takes net margin to 23,702 million, an increase of 5%, and the efficiency ratio to 47.6%, one of lowest ratios among international banks.

Loan loss provisions continued to drop and are now at EUR 10,108 million, 4% less than those made in 2014. At the same time, the bank has assigned to different provisions EUR 1,118 million in non-recurrent results obtained in the year, of which EUR 835 million are from the reversal of tax provisions in Brazil and 283 million from Banco Internacional do Funchal (Banif). Moreover, an additional EUR 600 million fund has been established to cover potential claims from the commercialization of payment protection insurance in the UK. Without the positive and negative non-recurrent items, underlying profit for Banco Santander in 2015 reached 6,566 million, with growth of 13%.

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Europe accounted for 56% of profit and the Americas 44%. By countries, the largest contribution to profit was made by the United Kingdom, with 23%, followed by Brazil (19%), Spain (12%), the United States (8%), Mexico (7%), Chile (5%), Portugal, Argentina and Poland (4% each). Santander Consumer Finance, which carries out its activity in more than ten European countries, especially in Germany, Spain and the Nordic countries, contributed 11% of profit, after earning 938 million, with growth of 18%.

Business

Banco Santander closed 2015 with total assets of EUR 1,340,260 million, 6% more than 2014. Loan volume rose to EUR 805.395 million, 6% more than the prior year. Banco Santander’s total customer funds reached EUR 774,819 million, with growth of 7%. Customer deposits grew almost 6% and mutual funds, 14%.

Spain. The total loan portfolio stood at EUR 157,161 million, with a decrease of 3% from the close of 2014. This fall is greatly affected by a 22% drop in financing to the public sector, while financing to SMEs and companies grew 1%. New production continued to register strong growth, with mortgage volume increasing 25%, consumer lending, 33% and credit to SMEs and independent professionals, 18%.

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Santander Spain’s customer funds totaled EUR 219,263 million between deposits and mutual funds, with growth of 1%. Low interest rates and the appeal of the 1|2|3 account meant a 20% drop in term deposits, while demand deposits increased 9% and mutual funds, 11%. Remuneration on deposits decreased 0.43 point and the cost of credit, 0.47 point.

However, the most important development is that Santander recovered leadership in client satisfaction in Spain, to which the 1|2|3 strategy no doubt contributed. There are currently 860,000 1|2|3 accounts in Spain, of which 50,000 are SMEs. The strategy means that 237,000 clients have moved their payroll account to Santander from other financial institutions. 1|2|3 accounts are being opened at a rate of more than 100,000 per month and the goal is to end 2016 with two million accounts.

United Kingdom. The loan portfolio stood at EUR 277,718 at the close of 2015, with growth of 5% for the year, an 11% increase when converted to euros due to the appreciation of the pound. This performance is backed by financing to companies, which grew 10%; the mortgage business, up 2% and consumer and auto finance, which increased 42% in part due to the integration of PSA in the UK in February.

The volume of deposits and mutual funds in the United Kingdom reached EUR 231,960 million and grew for the year 6% in pounds and 13% in euros. The 1|2|3 strategy has attracted 4.6 million clients in less than three years.

This strategy has been key to growth in the business and Santander UK has consistently gained market share in recent years; increased net interest income, which has risen 22% in two years despite the low interest rate environment, and has improved client loyalty 63%.

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Brazil. The loan portfolio reached EUR 63,636 million, with growth of 9% in local currency. The real’s 25% depreciation in one year turns the increase in activity to a 19% drop with the conversion from reais to euros. 2015 activity reflects the change in the mix that began three years ago, with a decline in consumer finance, down 7%, and an increase in financing to companies and households. Financing to large corporates grew 14%, to mid-sized corporates, 11%, and to SMEs, 4%. Mortgages to retail customers grew 21%

As for customer funds, Brazil’s total deposits and mutual funds were EUR 76,751 million, representing growth of 12% without the exchange rate effect, which becomes a decrease of 16% in euros. Total deposits remained stable and funds grew 24%.

Santander Brasil moved forward in its transformation process and set up a new commercial platform in 2015 which enables simplification and digitization of processes, resulting in improved customer experience.

As for the rest of the Group’s main countries, the United States grew 7% in credit year-on-year and 10% in customer funds; Mexico, 19% in credit and 9% in funds; Chile, 11% and 9%, respectively; Portugal improved 1% in credit and 4% in funds (excluding Banif); Poland increased credit 11% and funds 4%; and Argentina increased its loan portfolio 52% and client funds 60% (variations that are affected by strong inflation).

Lastly, Santander Consumer Finance, which groups the consumer finance business in continental Europe, grew deposits 6% and credit to customers 21%, which was boosted by the agreement with French group PSA.

The rate of NPLs, stood at 4.36% for the entire Group, with a decrease of 0.83 point for the year. NPLs fell in all markets except Brazil, which accounts for 8% of lending in the Group. The decrease in core markets is significant, the United Kingdom, Spain and Santander Consumer Finance, which represent, respectively, 36%, 20% and 9% of loans to customers. SCF registered the largest decrease, 1.4 points, to 3.4%; followed by Spain, with a drop of

Comunicación Externa.	6
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

0.85 point, to 6.53%, and the United Kingdom, which registered a decrease of 0.27 point, to 1.52%. Brazil grew 0.93 point for the year, to 5.98%. Nonetheless, Santander Brasil showed better performance than the industry in NPLs, thanks to the portfolio management carried out in recent years.

At year end, the Group had a volume of NPLs and doubtful loans of EUR 37,094 million, EUR 4,615 million less than at the close of 2014, for which it has EUR 27,121 million in provisions. This means that 73% of NPLs are provisioned, six points more than a year ago.

Capital

With regards to capital ratios, at the beginning of the year the bank carried out a rights issue of EUR 7,500 million via an accelerated bookbuilding offer to institutional investors. At the close of the fiscal year, Banco Santander’s total eligible equity stood at EUR 84,346 million, and risk weighted assets were EUR 585,609 million. As a result, Santander has a CET1 capital ratio of 12.55%, 2.8 points more than the minimum required by the European Central Bank for 2016, which is 9.75%.

The CET1 fully loaded capital ratio, which assumes capital requirements that will be in force as of 1 January 2019, is 10.05%, 0.4 point more than one year ago. Reaching this capital ratio places the bank closer to its goal of exceeding 11% by 2018.

Comunicación Externa.	7
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Along with the rights issue, the bank’s board of directors announced its new dividend policy against fiscal year 2015, which consists of the payment of four dividends for EUR 0.05 per share, of which three will be paid in cash (August 2015, February and May, 2016) and one in shares or cash (October-November, 2015), per the shareholders choice.

Banco Santander has a market capitalization of more than EUR 60,000 million, making it the first bank in the euro zone. Santander has 3,573,277 shareholders and 193,863 employees serving over 117 million customers through 13,030 branches.

Más información en: www.santander.com

Comunicación Externa.	8
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13

Total assets	1,340,260	1,320,427	1.5	1,340,260	1,266,296	5.8	1,134,128
Net customer loans	790,848	777,020	1.8	790,848	734,711	7.6	684,690
Customer deposits	683,122	669,236	2.1	683,122	647,628	5.5	607,836
Managed and marketed customer funds	1,075,565	1,045,513	2.9	1,075,565	1,023,437	5.1	946,210
Stockholders’ equity	88,040	88,320	(0.3)	88,040	80,806	9.0	70,327
Total managed and marketed funds	1,506,520	1,479,841	1.8	1,506,520	1,428,083	5.5	1,270,042

Underlying income statement* (€ million)	4Q’15	3Q’15%		2015	2014	%	2013

Net interest income	7,888	7,983	(1.2)	32,189	29,548	8.9	28,419
Gross income	10,894	11,316	(3.7)	45,272	42,612	6.2	41,920
Pre-provision profit (net operating income)	5,472	5,974	(8.4)	23,702	22,574	5.0	21,762
Profit before taxes	2,173	2,778	(21.8)	10,939	9,720	12.5	7,362
Attributable profit to the Group	1,460	1,680	(13.1)	6,566	5,816	12.9	4,175

Variations w/o exchange rate:

Quarterly: Net interest income: +0.8%; Gross income: -1.7%; Pre-provision profit: -6.1%; Attributable profit: -10.5%

Year-on-year: Net interest income: +8.0%; Gross income: +5.6%; Pre-provision profit: +4.4%; Attributable profit: +9,4%

Underlying EPS, profitability and eficiency* (%)	4Q’15	3Q’15%		2015	2014	%	2013

EPS (1)(euro)	0.10	0.11	(14.4)	0.45	0.48	(7.0)	0.39
RoE (2)	6.5	7.4		7.2	7.0		5.8
RoTE (2)	9.8	11.3		11.0	11.0		9.6
RoA	0.5	0.6		0.6	0.6		0.4
RoRWA (3)	1.1	1.3		1.3	1.3
Eficiency ratio (with amortisations)	49.8	47.2		47.6	47.0		48.1

Solvency and NPL ratios (%)	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13

CET1 fully-loaded (2)(3)	10.05	9.85		10.05	9.65
CET1 phase-in (2)(3)	12.55	12.39		12.55	12.23
NPL ratio	4.36	4.50		4.36	5.19		5.61
Coverage ratio	73.1	71.1		73.1	67.2		64.9

Market capitalisation and shares	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13

Shares (million)	14,434	14,317	0.8	14,434	12,584	14.7	11,333
Share price (euros)	4.558	4.744	(3.9)	4.558	6.996	(34.8)	6.506
Market capitalisation (EUR million)	65,792	67,918	(3.1)	65,792	88,041	(25.3)	73,735
Book value (euro)	6.12	6.19		6.12	6.42		6.21
Price / Book value (X)	0.75	0.77		0.75	1.09		1.05
P/E ratio (X)	10.23	10.19		10.23	14.59		16.89

Other data	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13

Number of shareholders	3,573,277	3,209,138	11.3	3,573,277	3,240,395	10.3	3,299,026
Number of employees	193,863	191,504	1.2	193,863	185,405	4.6	186,540
Number of branches	13,030	12,901	1.0	13,030	12,951	0.6	13,781

(*).-	Excluding non-recurring capital gains and provisions (2015: -€600 million; 4Q’15: -€1,435 million).

(1).-	Underlying EPS: Underlying attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares.

(2).-	In 2014, pro-forma taking into account the January 2015 capital increase.

(3).-	Due to applying the new CRD IV directive, the 2013 figure is not included because it is not homogeneous with the other figures.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 26 2016, following a favourable report from the Audit Committee on January, 20 2016. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

      9

Item 2

We want to help people and businesses prosper

2015 Financial report | January - December

Santander

JANUARY - DECEMBER	FINANCIAL REPORT 2015

Our purpose is to help people and businesses prosper

Our aim is to be the best retail and commercial bank, earning the lasting loyalty of our people, customers, shareholders and communities

Best bank for our employees	Best bank for our customers

Attract, engage and retain the best talent, capable of providing the best service to our customers and guarantee the business success and sustainability.	Build long-term customer relationships providing simple and tailor-made solutions. a fair and equal treatment and excellent service in our branches and digital channels, in order to enhance their satisfaction and engagement with the Bank.

Best bank for communities	Best bank for our shareholders

Conduct our banking activity contributing to the economic and social progress of the communities in which we operate, in a responsible and sustainable way, and particularly committed to the field of higher education,	Generate an attractive and sustainable return for our shareholders based on a business model with a high degree of recurring revenues, prudent risks, efficient, with disciplined use of capital and financial strength.

We continue to make progress in implementing our strategy to become more Simple, Personal and Fair

2

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13
Total assets	1,340,260	1,320,427	1.5	1,340,260	1,266,296	5.8	1,134,128
Net customer loans	790,848	777,020	1.8	790,848	734,711	7.6	684,690
Customer deposits	683,122	669,236	2.1	683,122	647,628	5.5	607,836
Managed and marketed customer funds	1,075,565	1,045,513	2.9	1,075,565	1,023,437	5.1	946,210
Stockholders’ equity	88,040	88,320	(0.3)	88,040	80,806	9.0	70,327
Total managed and marketed funds	1,506,520	1,479,841	1.8	1,506,520	1,428,083	5.5	1,270,042

Underlying income statement* (€ million)	4Q’15	3Q’15%		2015	2014	%	2013
Net interest income	7,888	7,983	(1.2)	32,189	29,548	8.9	28,419
Gross income	10,894	11,316	(3.7)	45,272	42,612	6.2	41,920
Pre-provision profit (net operating income)	5,472	5,974	(8.4)	23,702	22,574	5.0	21,762
Profit before taxes	2,173	2,778	(21.8)	10,939	9,720	12.5	7,362
Attributable profit to the Group	1,460	1,680	(13.1)	6,566	5,816	12.9	4,175

Variations w/o exchange rate:

Quarterly: Net interest income: +0.8%; Gross income: -1.7%; Pre-provision profit: -6.1%; Attributable profit: -10.5%

Year-on-year: Net interest income: +8.0%; Gross income: +5.6%; Pre-provision profit: +4.4%; Attributable profit: +9,4%

Underlying EPS, profitability and efficiency* (%)	4Q’15	3Q’15%		2015	2014%		2013
EPS (1)(euro)	0.10	0.11	(14.4)	0.45	0.48	(7.0)	0.39
RoE (2)	6.5	7.4		7.2	7.0		5.8
RoTE (2)	9.8	11.3		11.0	11.0		9.6
RoA	0.5	0.6		0.6	0.6		0.4
RoRWA (3)	1.1	1.3		1.3	1.3
Efficiency ratio (with amortisations)	49.8	47.2		47.6	47.0		48.1

Solvency and NPL ratios (%)	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13
CET1 fully-loaded (2)(3)	10.05	9.85		10.05	9.65
CET1 phase-in (2)(3)	12.55	12.39		12.55	12.23
NPL ratio	4.36	4.50		4.36	5.19		5.61
Coverage ratio	73.1	71.1		73.1	67.2		64.9

Market capitalisation and shares	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13
Shares (million)	14,434	14,317	0.8	14,434	12,584	14.7	11,333
Share price (euros)	4.558	4.744	(3.9)	4.558	6.996	(34.8)	6.506
Market capitalisation (EUR million)	65,792	67,918	(3.1)	65,792	88,041	(25.3)	73,735
Book value (euro)	6.12	6.19		6.12	6.42		6.21
Price / Book value (X)	0.75	0.77		0.75	1.09		1.05
P/E ratio (X)	10.23	10.19		10.23	14.59		16.89

Other data	Dec’15	Sep’15%		Dec’15	Dec’14%		Dec’13
Number of shareholders	3,573,277	3,209,138	11.3	3,573,277	3,240,395	10.3	3,299,026
Number of employees	193,863	191,504	1.2	193,863	185,405	4.6	186,540
Number of branches	13,030	12,901	1.0	13,030	12,951	0.6	13,781

(*).-	Excluding non-recurring capital gains and provisions (2015: -€600 million; 4Q’15: -€1,435 million).

(1).-	Underlying EPS: Underlying attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares.

(2).-	In 2014, pro-forma taking into account the January 2015 capital increase.

(3).-	Due to applying the new CRD IV directive, the 2013 figure is not included because it is not homogeneous with the other figures.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 26 2016, following a favourable report from the Audit Committee on January, 20 2016. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

      3

JANUARY - DECEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Underlying income statement € million

			Variation				Variation
	4Q’15	3Q’15%		% w/o FX	2015	2014	%	% w/o FX
Net interest income	7,888	7,983	(1.2)	0.8	32,189	29,548	8.9	8.0
Net fee income	2,448	2,474	(1.0)	1.2	10,033	9,696	3.5	4.3
Gains (losses) on financial transactions	684	634	7.9	8.2	2,386	2,850	(16.3)	(18.2)
Other operating income	(126)	225	—	—	665	519	28.1	24.6
Dividends	107	75	43.1	44.1	455	435	4.5	5.5
Income from equity-accounted method	82	93	(12.2)	(8.8)	375	243	54.3	72.4
Other operating income/expenses	(315)	57	—	—	(165)	(159)	3.8	43.6
Gross income	10,894	11,316	(3.7)	(1.7)	45,272	42,612	6.2	5.6
Operating expenses	(5,422)	(5,342)	1.5	3.2	(21,571)	(20,038)	7.6	6.9
General administrative expenses	(4,810)	(4,731)	1.7	3.4	(19,152)	(17,781)	7.7	6.9
Personnel	(2,799)	(2,717)	3.0	4.6	(11,107)	(10,213)	8.8	7.6
Other general administrative expenses	(2,011)	(2,015)	(0.2)	1.7	(8,045)	(7,568)	6.3	6.0
Depreciation and amortisation	(612)	(611)	0.3	1.5	(2,419)	(2,257)	7.1	6.8
Net operating income	5,472	5,974	(8.4)	(6.1)	23,702	22,574	5.0	4.4
Net loan-loss provisions	(2,558)	(2,479)	3.2	5.3	(10,108)	(10,562)	(4.3)	(4.0)
Impairment losses on other assets	(215)	(110)	96.1	102.2	(462)	(375)	23.2	22.7
Other income	(526)	(606)	(13.2)	(10.6)	(2,192)	(1,917)	14.3	17.5
Underlying profit before taxes	2,173	2,778	(21.8)	(19.5)	10,939	9,720	12.5	10.3
Tax on profit	(471)	(787)	(40.2)	(38.1)	(3,120)	(2,696)	15.7	13.6
Underlying profit from continuing operations	1,702	1,991	(14.5)	(12.1)	7,819	7,024	11.3	9.0
Net profit from discontinued operations	—	(0)	(100.0)	(100.0)	—	(26)	(100.0)	(100.0)
Underlying consolidated profit	1,702	1,991	(14.5)	(12.1)	7,819	6,998	11.7	9.4
Minority interests	242	311	(22.1)	(20.4)	1,253	1,182	6.1	6.0
Underlying attributable profit to the Group	1,460	1,680	(13.1)	(10.5)	6,566	5,816	12.9	10.1

Underlying EPS (euros) (1)	0.10	0.11	(14.4)		0.45	0.48	(7.0)
Underlying diluted EPS (euros) (1)	0.10	0.11	(14.4)		0.44	0.48	(7.0)

Pro memoria:
Average total assets	1,351,182	1,335,790	1.2		1,345,657	1,203,260	11.8
Average stockholders’ equity (2)	90,020	90,248	(0.3)		90,798	82,545	10.0

NOTE:-	Excluding net capital gains and provisions.

(1).-	Underlying EPS: Underlying attributable profit including the AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares.

(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase.

4

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

Underlying quarterly income statement

€ million

	2014				2015
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983	7,888
Net fee income	2,331	2,403	2,439	2,524	2,524	2,586	2,474	2,448
Gains (losses) on financial transactions	767	511	952	620	695	372	634	684
Other operating income	34	204	99	182	186	379	225	(126)
Dividends	31	220	72	112	33	239	75	107
Income from equity-accounted method	65	42	72	64	99	101	93	82
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57	(315)
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316	10,894
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)	(5,422)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)	(4,810)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)	(2,799)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)	(2,011)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)	(612)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974	5,472
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)	(2,558)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)	(215)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)	(526)
Underlying profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778	2,173
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)	(471)
Underlying profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991	1,702
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991	1,702
Minority interests	277	318	296	291	350	350	311	242
Underlying attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680	1,460
Underlying EPS (euros)	0.11	0.12	0.13	0.11	0.12	0.12	0.11	0.10
Underlying diluted EPS (euros)	0.11	0.12	0.13	0.11	0.12	0.12	0.11	0.10

NOTE:- Excluding net capital gains and provisions.

      5

JANUARY - DECEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Net fee income. Consolidated

€ million

	4Q’15	3Q’15	Var. %	2015	2014	Var. %

Fees from services	1,460	1,524	(4.2)	6,040	5,827	3.7

Mutual & pension funds	204	219	(7.0)	862	913	(5.5)

Securities and custody	217	195	11.5	905	763	18.6

Insurance	567	536	5.7	2,225	2,193	1.5

Net fee income	2,448	2,474	(1.0)	10,033	9,696	3.5

Operating expenses. Consolidated

€ million

	4Q’15	3Q’15	Var. %	2015	2014	Var. %

Personnel expenses	2,799	2,717	3.0	11,107	10,213	8.8

General expenses	2,011	2,015	(0.2)	8,045	7,568	6.3

Information technology	216	262	(17.7)	1,039	936	10.9

Communications	207	130	59.8	587	489	20.2

Advertising	205	170	20.7	705	654	7.6

Buildings and premises	417	434	(3.9)	1,786	1,775	0.6

Printed and office material	36	40	(7.8)	157	155	1.0

Taxes (other than profit tax)	136	130	4.8	529	460	14.9

Other expenses	794	850	(6.6)	3,243	3,098	4.7

Personnel and general expenses	4,810	4,731	1.7	19,152	17,781	7.7

Depreciation and amortisation	612	611	0.3	2,419	2,257	7.1

Total operating expenses	5,422	5,342	1.5	21,571	20,038	7.6

6

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

Operating means. Consolidated

	Employees			Branches
	31.12.15	31.12.14	Var.	31.12.15	31.12.14	Var.

Continental Europe	58,049	56,645	1,404	5,548	5,482	66

o/w: Spain	24,216	24,840	(624)	3,467	3,511	(44)

Santander Consumer Finance	14,533	13,138	1,395	588	579	9

Poland	11,474	12,010	(536)	723	788	(65)

Portugal	6,568	5,448	1,120	752	594	158

United Kingdom	25,866	25,678	188	858	929	(71)

Latin America	89,819	84,336	5,483	5,841	5,729	112

o/w: Brazil	49,520	46,532	2,988	3,443	3,411	32

Mexico	17,847	16,956	891	1,377	1,347	30

Chile	12,454	12,123	331	472	475	(3)

USA	18,123	16,687	1,436	783	811	(28)

Operating areas	191,857	183,346	8,511	13,030	12,951	79

Corporate Activities	2,006	2,059	(53)

Total Group	193,863	185,405	8,458	13,030	12,951	79

Net loan-loss provisions. Consolidated

€ million

	4Q’15	3Q’15	Var. %	2015	2014	Var. %

Non performing loans	2,803	2,847	(1.5)	11,484	11,922	(3.7)

Country-risk	(21)	3	—	(0)	(24)	(98.8)

Recovery of written-off assets	(224)	(371)	(39.7)	(1,375)	(1,336)	2.9

Total	2,558	2,479	3.2	10,108	10,562	(4.3)

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2015	2014	31.12.15	31.12.14
US$	1.109	1.326	1.089	1.214
Pound sterling	0.725	0.806	0.734	0.779
Brazilian real	3.645	3.118	4.312	3.221
Mexican peso	17.568	17.647	18.915	17.868
Chilean peso	724.014	756.718	773.772	737.323
Argentine peso	10.207	10.747	14.140	10.277
Polish zloty	4.182	4.185	4.264	4.273

      7

JANUARY - DECEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Balance sheet € million

Assets	31.12.15	31.12.14	Variation amount	%	31.12.13
Cash on hand and deposits at central banks	81,329	69,428	11,901	17.1	77,103
Trading portfolio	147,287	148,888	(1,601)	(1.1)	115,309
Debt securities	43,964	54,374	(10,410)	(19.1)	40,841
Customer loans	6,081	2,921	3,160	108.2	5,079
Equities	18,225	12,920	5,305	41.1	4,967
Trading derivatives	76,724	76,858	(134)	(0.2)	58,920
Deposits from credit institutions	2,293	1,815	478	26.4	5,503
Other financial assets at fair value	45,043	42,673	2,370	5.6	31,441
Customer loans	14,293	8,971	5,322	59.3	13,255
Other (deposits at credit institutions, debt securities and equities)	30,750	33,702	(2,952)	(8.8)	18,185
Available-for-sale financial assets	122,036	115,251	6,785	5.9	83,799
Debt securities	117,187	110,249	6,938	6.3	79,844
Equities	4,849	5,001	(152)	(3.0)	3,955
Loans	831,637	781,635	50,002	6.4	731,420
Deposits at credit institutions	50,256	51,306	(1,050)	(2.0)	57,178
Customer loans	770,474	722,819	47,655	6.6	666,356
Debt securities	10,907	7,510	3,397	45.2	7,886
Held-to-maturity investments	4,355	—	4,355	—	—
Investments	3,251	3,471	(220)	(6.3)	3,377
Intangible assets and property and equipment	27,790	26,109	1,681	6.4	18,137
Goodwill	26,960	27,548	(588)	(2.1)	24,263
Other	50,572	51,293	(721)	(1.4)	49,279
Total assets	1,340,260	1,266,296	73,964	5.8	1,134,128

Liabilities and shareholders’ equity
Trading portfolio	105,218	109,792	(4,574)	(4.2)	94,695
Customer deposits	9,187	5,544	3,643	65.7	8,500
Marketable debt securities	—	—	—	—	1
Trading derivatives	76,414	79,048	(2,634)	(3.3)	58,910
Other	19,617	25,200	(5,583)	(22.2)	27,285
Other financial liabilities at fair value	54,768	62,318	(7,550)	(12.1)	42,311
Customer deposits	26,357	33,127	(6,770)	(20.4)	26,484
Marketable debt securities	3,373	3,830	(457)	(11.9)	4,086
Due to central banks and credit institutions	25,038	25,360	(322)	(1.3)	11,741
Financial liabilities at amortized cost	1,039,343	961,053	78,290	8.1	880,115
Due to central banks and credit institutions	148,079	122,437	25,642	20.9	92,390
Customer deposits	647,578	608,956	38,622	6.3	572,853
Marketable debt securities	201,656	193,059	8,597	4.5	182,234
Subordinated debt	21,153	17,132	4,021	23.5	16,139
Other financial liabilities	20,877	19,468	1,409	7.2	16,499
Insurance liabilities	627	713	(86)	(12.0)	1,430
Provisions	14,494	15,376	(882)	(5.7)	14,599
Other liability accounts	27,057	27,331	(274)	(1.0)	20,680
Total liabilities	1,241,507	1,176,581	64,926	5.5	1,053,830
Shareholders’ equity	102,402	91,664	10,738	11.7	84,479
Capital stock	7,217	6,292	925	14.7	5,667
Reserves	90,765	80,026	10,739	13.4	75,044
Attributable profit to the Group	5,966	5,816	150	2.6	4,175
Less: dividends	(1,546)	(471)	(1,075)	228.4	(406)
Equity adjustments by valuation	(14,362)	(10,858)	(3,504)	32.3	(14,153)
Minority interests	10,713	8,909	1,804	20.3	9,972
Total equity	98,753	89,714	9,039	10.1	80,298
Total liabilities and equity	1,340,260	1,266,296	73,964	5.8	1,134,128

8

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

Customer loans. Consolidated

€ million

			Variation
	31.12.15	31.12.14	amount	%	31.12.13

Spanish Public sector	13,993	17,465	(3,472)	(19.9)	13,374

Other residents	153,863	154,905	(1,042)	(0.7)	160,478

Commercial bills	9,037	7,293	1,744	23.9	7,301

Secured loans	92,478	96,426	(3,947)	(4.1)	96,420

Other loans	52,348	51,187	1,161	2.3	56,757

Non-resident sector	649,509	589,557	59,952	10.2	537,587

Secured loans	409,136	369,266	39,870	10.8	320,629

Other loans	240,373	220,291	20,082	9.1	216,958

Gross customer loans	817,366	761,928	55,438	7.3	711,439

Loan-loss allowances	26,517	27,217	(700)	(2.6)	26,749

Net customer loans	790,848	734,711	56,137	7.6	684,690

Pro memoria: Doubtful loans	36,133	40,424	(4,292)	(10.6)	41,088

Public sector	145	167	(22)	(13.2)	99

Other residents	16,301	19,951	(3,650)	(18.3)	21,763

Non-resident sector	19,686	20,306	(620)	(3.1)	19,226

Non-performing loans by quarter

€ million

	2014				2015

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919	40,273	37,856

Net additions	2,536	2,535	1,959	2,623	2,017	1,315	2,132	2,242

Increase in scope of consolidation	148	—	—	763	54	1	—	50

Exchange differences	96	293	463	(299)	853	(36)	(1,849)	968

Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)	(2,699)	(4,022)

Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273	37,856	37,094

      9

JANUARY - DECEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Credit risk management*

€ million

	31.12.15	31.12.14	Var. %	31.12.13

Non-performing loans	37,094	41,709	(11.1)	42,420

NPL ratio (%)	4.36	5.19		5.61

Loan-loss allowances	27,121	28,046	(3.3)	27,526

Specific	17,707	21,784	(18.7)	22,433

Collective	9,414	6,262	50.3	5,093

Coverage ratio (%)	73.1	67.2		64.9

Cost of credit (%) **	1.25	1.43		1.69

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

(*)	Activity performance in Global Corporate Banking financial markerts

Trading portfolios*. VaR by region

€ million

	2015		2014
Fourth quarter	Average	Latest	Average

Total	14.2	13.6	12.5

Europe	11.3	11.1	10.0

USA and Asia	0.7	0.9	1.1

Latin America	9.7	9.7	8.9

Global activities	0.5	0.4	2.9

(*)	Activity performance in Global Corporate Banking financial markerts

Trading portfolios*. VaR by market factor

€ million

Fourth quarter	Min	Avg	Max	Last

VaR total	11.3	14.2	22.9	13.6

Diversification efect	(5.1)	(9.5)	(16.2)	(5.8)

Interest rate VaR	10.2	14.0	16.7	12.7

Equity VaR	1.0	1.7	3.1	1.1

FX VaR	2.0	5.3	15.2	2.6

Credit spreads VaR	1.9	2.6	3.8	2.9

Commodities VaR	0.0	0.1	0.2	0.1

(*)	Activity performance in Global Corporate Banking financial markerts

10

FINANCIAL REPORT 2015	JANUARY - DECEMBER
CONSOLIDATED FINANCIAL REPORT

Managed and marketed customer funds. Consolidated

€ million

			Variation
	31.12.15	31.12.14	amount	%	31.12.13

Resident public sector	11,737	9,349	2,388	25.5	7,745

Other residents	157,611	163,340	(5,729)	(3.5)	161,649

Demand deposits	108,410	88,312	20,098	22.8	74,969

Time deposits	47,297	67,495	(20,198)	(29.9)	80,146

Other	1,904	7,532	(5,629)	(74.7)	6,535

Non-resident sector	513,775	474,939	38,836	8.2	438,442

Demand deposits	313,175	273,889	39,286	14.3	230,715

Time deposits	146,317	151,113	(4,796)	(3.2)	161,300

Other	54,283	49,937	4,346	8.7	46,427

Customer deposits	683,122	647,628	35,495	5.5	607,836

Debt securities	205,029	196,890	8,139	4.1	186,321

Subordinated debt	21,153	17,132	4,021	23.5	16,139

On-balance-sheet customer funds	909,304	861,649	47,655	5.5	810,296

Mutual funds	129,077	124,708	4,369	3.5	103,967

Pension funds	11,376	11,481	(105)	(0.9)	10,879

Managed portfolios	25,808	25,599	209	0.8	21,068

Other managed and marketed customer funds	166,260	161,788	4,473	2.8	135,914

Managed and marketed customer funds	1,075,565	1,023,437	52,128	5.1	946,210

(*) Excluding exchange rate impact: +6.8%

      11

JANUARY - DECEMBER	FINANCIAL REPORT 2015
CONSOLIDATED FINANCIAL REPORT

Eligible capital (fully loaded)*

€ million

			Variation
	31.12.15	31.12.14	amount	%

Capital stock and reserves	98,193	93,748	4,445	4.7

Attributable profit	5,966	5,816	150	2.6

Dividends	(2,268)	(1,014)	(1,254)	123.7

Other retained earnings	(15,448)	(11,468)	(3,980)	34.7

Minority interests	6,148	4,131	2,017	48.8

Goodwill and intangible assets	(28,254)	(29,164)	910	(3.1)

Treasury stock and other deductios	(5,633)	(5,767)	134	(2.3)

Core CET1	58,705	56,282	2,423	4.3

Preferred shares and other eligibles T1	5,504	4,728	776	16.4

Tier 1	64,209	61,010	3,199	5.2

Generic funds and eligible T2 instruments	11,996	7,561	4,435	58.7

Eligible capital	76,205	68,571	7,634	11.1

Risk-weighted assets	583,893	583,366	527	0.1

CET1 capital ratio	10.05	9.65	0.40

T1 capital ratio	11.00	10.46	0.54

BIS ratio	13.05	11.75	1.30

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Eligible capital. December 2015

€ million

	Phase-in	Fully loaded

CET1	73,478	58,705

Basic capital	73,478	64,209

Eligible capital	84,346	76,205

Risk-weighted assets	585,609	583,893

CET1 capital ratio	12.55	10.05

T1 capital ratio	12.55	11.00

BIS ratio	14.40	13.05

(1)	Minimum prudential requirements established by the ECB, based on the supervisory review and evaluation process (SREP)

12

FINANCIAL REPORT 2015	JANUARY - DECEMBER
THE SHARE

The Santander share. December 2015

Shareholders and trading data
Shareholders (number)	3,573,277
Shares (number)	14,434,492,579
Average daily turnover (no. of shares)	103,736,264
Share liquidity (%) (Number of shares traded during the year / number of shares)	187

Price movements during the year
Highest	7.169
Lowest	4.445
Last (31.12.15)	4.558
Market capitalisation (millions) (31.12.15)	65,792

Stock market indicators
Price / Book value (X)	0.75
P/E ratio (X)	10.23
Yield* (%)	4.39

(*).-	Total remuneration for 2015 / Year-end 2015 share price

Rating agencies

During 2015:		Long term	Short term	Outlook

• Moody’s upgraded long-term senior debt from Baa1 to A3,	DBRS	A	R1 (low)	Stable

and changed the outlook from stable to positive.	Fitch Ratings	A-	F2	Stable

• Standard & Poor’s upgraded long-term senior debt from	GBB Rating	AA-		Stable

BBB+ to A-.	Moody’s	A3	P-2	Positive

• Scope also upgraded the long-term senior debt from A to A+.	Standard & Poor’s	A-	A-2	Stable

• GBB upgraded the long-term senior debt from A+ to AA- with stable	Scope	A+	S-1	Stable

outlook. • DBRS reaffirmed Santander’s ratings with stable outlook.

      13

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION

Description of the businesses

Some changes were made in the third quarter of 2015 to the criteria applied and to the composition of some units, in order to make the Group more transparent, facilitate analysis of all business units and enhance the value of the activity developed by the corporation. The changes of criteria are:

•	Internal transfer rates (ITR) individualised by transaction were applied in Spain to calculate the financial margin, so that the balance sheet was matched in terms of interest rate risk. The counterpart of these results was the Corporate Centre. As of now, Spain is homogenised with the rest of the Group’s countries and units, and all the results of financial management of the balance sheet, including the aforementioned interest rate risk, will be reported in this unit.

•	The cost of AT1 issued by Brazil and Mexico to replace CET1 was assumed by the Corporate Centre as they were operations to optimise capital in these units. This cost is now recorded by each country.

•	The scope of costs charged to units from the Corporate Centre is increased, in accordance with the new structure.

In addition, the Spain Real Estate unit is created, which groups together the former unit of real estate activities in Spain in run-off and other real estate assets, such as the stake in Metrovacesa and those of the former real estate fund previously included in the Corporate Centre.

The Latin America and US areas are also changed. The units of Banco Santander International and the New York branch, which were in the Latin America area, are now included in the US.

The results of the four quarters of 2014 and those of the first two quarters of 2015 of the business units and of the Corporate Centre have been re-stated in accordance with the new criteria. This mainly affected net interest income, gains on financial transactions and operating expenses. All these changes do not affect the figures of the consolidated Group, which remain unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the holding (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit of Banco Santander International and the New York branch.

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FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Global Corporate Banking and the Spain Real Estate Unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SGCB. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

(*) Excluding Spain’s Real Estate activity and Corporate Centre

      15

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BUSINESS INFORMATION BY GEOGRAPHY

Net operating income		/ 3Q’15			/ 2014

€ million	4Q’15%		% w/o FX	2015	%	% w/o FX

Continental Europe	1,251	(20.0)	(19.7)	6,093	0.6	0.5

o/w: Spain	379	(46.5)	(46.5)	2,646	(15.7)	(15.7)

Santander Consumer Finance	530	(7.9)	(7.9)	2,192	24.8	24.8

Poland	149	(8.2)	(6.3)	683	(13.7)	(13.7)

Portugal	193	89.7	89.7	522	13.7	13.7

United Kingdom	755	(0.8)	(0.1)	3,025	15.4	3.9

Latin America	2,459	(7.8)	(2.6)	10,851	1.3	10.6

o/w: Brazil	1,438	(10.1)	(2.9)	6,689	(3.6)	12.7

Mexico	516	10.4	10.4	1,947	12.2	11.7

Chile	283	(22.1)	(19.7)	1,332	0.4	(4.0)

USA	1,152	(2.4)	(3.9)	4,774	27.7	6.7

Operating areas	5,616	(9.0)	(6.8)	24,744	7.0	6.4

Corporate Centre	(144)	(27.4)	(27.4)	(1,042)	88.2	88.2

Total Group	5,472	(8.4)	(6.1)	23,702	5.0	4.4

Underlying attributable profit to the Group		/3Q’15			/2014

€ million	4Q’15%		% w/o FX	2015	%	% w/o FX

Continental Europe	393	(37.2)	(36.7)	2,218	34.6	34.1

o/w: Spain	94	(69.8)	(69.8)	977	18.2	18.2

Santander Consumer Finance	236	(2.2)	(2.2)	938	18.0	18.0

Poland	57	(21.8)	(19.9)	300	(15.4)	(15.4)

Portugal	119	55.8	55.8	300	62.8	62.8

United Kingdom	475	(0.9)	(0.1)	1,971	26.6	14.0

Latin America	693	(11.6)	(6.6)	3,193	10.0	16.6

o/w: Brazil	317	(17.8)	(10.0)	1,631	13.5	32.7

Mexico	173	21.3	20.7	629	3.7	3.2

Chile	78	(37.7)	(34.7)	455	(8.6)	(12.5)

USA	18	(90.2)	(91.8)	678	(21.3)	(34.2)

Operating areas	1,579	(23.9)	(21.6)	8,059	15.7	12.7

Corporate Centre*	(119)	(69.8)	(69.9)	(1,493)	29.8	29.8

Total Group*	1,460	(13.1)	(10.5)	6,566	12.9	10.1

(*).- Excluding net capital gains and provisions

Customer loans w/o repos		/ 3Q’15			/ 2014

€ million	4Q’15%		% w/o FX	2015	%	% w/o FX

Continental Europe	298,719	3.0	3.0	298,719	5.3	5.3

o/w: Spain	157,161	(0.6)	(0.6)	157,161	(3.2)	(3.2)

Santander Consumer Finance	76,561	4.4	4.4	76,561	20.6	20.6

Poland	19,805	2.2	2.7	19,805	11.2	11.0

Portugal	30,564	25.8	25.8	30,564	25.6	25.6

United Kingdom	277,718	0.2	(0.4)	277,718	11.0	4.6

Latin America	137,331	1.9	1.1	137,331	(5.8)	13.3

o/w: Brazil	63,636	3.3	(0.6)	63,636	(18.9)	8.6

Mexico	29,739	3.4	3.1	29,739	12.2	18.8

Chile	33,309	1.6	0.1	33,309	5.7	11.0

USA	88,412	4.2	1.3	88,412	19.7	7.3

Operating areas	802,181	2.0	1.3	802,181	6.5	6.6

Total Group	805,395	1.9	1.2	805,395	6.3	6.4

Funds (deposits w/o repos + mutual funds)		/3Q’15			/2014

€ million	4Q’15%		% w/o FX	2015	%	% w/o FX

Continental Europe	312,482	1.3	1.3	312,482	4.0	4.0

o/w: Spain	219,263	(1.3)	(1.3)	219,263	1.0	1.0

Santander Consumer Finance	32,597	2.5	2.5	32,597	5.7	5.7

Poland	24,421	2.6	3.0	24,421	3.8	3.5

Portugal	30,684	20.0	20.0	30,684	21.3	21.3

United Kingdom	231,960	2.4	1.7	231,960	12.6	6.1

Latin America	158,322	3.8	3.2	158,322	(6.3)	13.2

o/w: Brazil	76,751	5.7	1.7	76,751	(16.3)	12.0

Mexico	37,499	2.7	2.3	37,499	3.3	9.4

Chile	29,680	3.7	2.3	29,680	3.4	8.5

USA	66,870	1.5	(1.4)	66,870	22.4	9.8

Operating areas	769,634	2.1	1.6	769,634	5.4	6.9

Total Group	774,819	2.5	2.0	774,819	6.0	7.5

16

FINANCIAL REPORT 2015	JANUARY - DECEMBER
FINANCIAL INFORMATION

      17

JANUARY - DECEMBER	FINANCIAL REPORT 2015
FINANCIAL INFORMATION

Income statement. Consolidated

€ million

			Variation				Variation

	4Q’15	3Q’15%		% w/o FX	2015	2014	%	% w/o FX

Net interest income	7,888	7,983	(1.2)	0.8	32,189	29,548	8.9	8.0

Net fee income	2,448	2,474	(1.0)	1.2	10,033	9,696	3.5	4.3

Gains (losses) on financial transactions	684	634	7.9	8.2	2,386	2,850	(16.3)	(18.2)

Other operating income	(126)	225	—	—	665	519	28.1	24.6

Dividends	107	75	43.1	44.1	455	435	4.5	5.5

Income from equity-accounted method	82	93	(12.2)	(8.8)	375	243	54.3	72.4

Other operating income/expenses	(315)	57	—	—	(165)	(159)	3.8	43.6

Gross income	10,894	11,316	(3.7)	(1.7)	45,272	42,612	6.2	5.6

Operating expenses	(5,422)	(5,342)	1.5	3.2	(21,571)	(20,038)	7.6	6.9

General administrative expenses	(4,810)	(4,731)	1.7	3.4	(19,152)	(17,781)	7.7	6.9

Personnel	(2,799)	(2,717)	3.0	4.6	(11,107)	(10,213)	8.8	7.6

Other general administrative expenses	(2,011)	(2,015)	(0.2)	1.7	(8,045)	(7,568)	6.3	6.0

Depreciation and amortisation	(612)	(611)	0.3	1.5	(2,419)	(2,257)	7.1	6.8

Net operating income	5,472	5,974	(8.4)	(6.1)	23,702	22,574	5.0	4.4

Net loan-loss provisions	(2,558)	(2,479)	3.2	5.3	(10,108)	(10,562)	(4.3)	(4.0)

Impairment losses on other assets	(215)	(110)	96.1	102.2	(462)	(375)	23.2	22.7

Other income	(526)	(606)	(13.2)	(10.6)	(2,192)	(1,917)	14.3	17.5

Underlying profit before taxes	2,173	2,778	(21.8)	(19.5)	10,939	9,720	12.5	10.3

Tax on profit	(471)	(787)	(40.2)	(38.1)	(3,120)	(2,696)	15.7	13.6

Underlying profit from continuing operations	1,702	1,991	(14.5)	(12.1)	7,819	7,024	11.3	9.0

Net profit from discontinued operations	—	(0)	(100.0)	(100.0)	—	(26)	(100.0)	(100.0)

Underlying consolidated profit	1,702	1,991	(14.5)	(12.1)	7,819	6,998	11.7	9.4

Minority interests	242	311	(22.1)	(20.4)	1,253	1,182	6.1	6.0

Underlying attributable profit to the Group	1,460	1,680	(13.1)	(10.5)	6,566	5,816	12.9	10.1

Net capital gains and provisions (1)	(1,435)	—	—	—	(600)	—	—	—

Attributable profit to the Group	25	1,680	(98.5)	(94.1)	5,966	5,816	2.6	0.1

(1)	In 2015 including:

Non-recurring positive items

€ million

Reversal of tax liabilities in Brazil (2Q’15)	835

Badwill from Banif’s acquisition (4Q’15)	283

Non-recurring negative items

€ million

Charge for intangible assets (4Q’15)	683

PPI charge in the United Kingdom (4Q’15)	600

Other (4Q’15)	435

Information on total profit*

€ million

	2015	2014	%	2013

Attributable profit to the Group	5,966	5,816	2.6	4,175

EPS (euro)	0.40	0.48	(15.9)	0.39

RoE (1)	6.6	7.0		5.8

RoTE (1)	10.0	11.0		9.6

RoA	0.5	0.6		0.4

RoRWA (2)	1.2	1.3

P/E ratio (X)	11.3	14.6		16.9

(*).-	Including net capital gains and provisions
(1).-	In 2014, pro-forma taking into account the January 2015 capital increase
(2).-	Due to applying the new CRD IV directive, the 2013 figure is not included because it is not homogeneous with the other figures.

18

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Continental Europe

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	1,957	(1.5)	(1.1)	8,006	6.5	6.6

Net fee income	841	(1.6)	(1.4)	3,417	(2.4)	(2.7)

Gains (losses) on financial transactions	371	15.6	15.8	1,186	(2.8)	(2.8)

Other operating income*	(219)	—	—	220	(17.3)	(17.7)

Gross income	2,950	(9.3)	(9.0)	12,830	2.6	2.5

Operating expenses	(1,699)	0.6	0.9	(6,736)	4.5	4.4

General administrative expenses	(1,591)	1.6	1.9	(6,274)	5.1	4.9

Personnel	(813)	3.0	3.2	(3,223)	3.5	3.3

Other general administrative expenses	(778)	0.3	0.5	(3,051)	6.7	6.7

Depreciation and amortisation	(109)	(12.1)	(11.8)	(463)	(2.0)	(2.1)

Net operating income	1,251	(20.0)	(19.7)	6,093	0.6	0.5

Net loan-loss provisions	(331)	(33.1)	(32.8)	(1,975)	(31.4)	(31.3)

Other income	(291)	111.4	111.3	(753)	8.6	8.5

Profit before taxes	629	(32.5)	(32.0)	3,366	35.4	35.0

Tax on profit	(177)	(26.8)	(26.4)	(887)	38.9	38.8

Profit from continuing operations	452	(34.5)	(34.0)	2,479	34.2	33.7

Net profit from discontinued operations	—	(100.0)	(100.0)	—	(100.0)	(100.0)

Consolidated profit	452	(34.5)	(34.0)	2,479	36.1	35.6

Minority interests	59	(8.3)	(7.4)	261	50.4	50.3

Attributable profit to the Group	393	(37.2)	(36.7)	2,218	34.6	34.1

Balance sheet

Customer loans**	287,252	3.1	3.1	287,252	6.9	6.9

Trading portfolio (w/o loans)	60,151	(0.3)	(0.3)	60,151	(8.7)	(8.7)

Available-for-sale financial assets	60,913	3.0	3.0	60,913	7.2	7.1

Due from credit institutions**	81,867	(6.3)	(6.5)	81,867	22.9	22.5

Intangible assets and property and equipment	11,798	5.6	5.4	11,798	0.0	(0.6)

Other assets	36,664	11.6	11.5	36,664	37.0	36.9

Total assets/liabilities & shareholders’ equity	538,645	1.7	1.7	538,645	8.5	8.4

Customer deposits**	263,462	0.2	0.2	263,462	2.6	2.5

Marketable debt securities**	50,934	7.8	7.8	50,934	(6.4)	(6.1)

Subordinated debt**	170	(2.9)	(2.6)	170	(58.5)	(58.6)

Insurance liabilities	626	(2.8)	(2.8)	626	(12.2)	(12.2)

Due to credit institutions**	132,688	6.1	5.9	132,688	46.9	46.4

Other liabilities	58,251	(4.7)	(4.7)	58,251	(9.4)	(9.4)

Stockholders’ equity ***	32,515	0.7	0.6	32,515	10.1	9.6

Other managed and marketed customer funds	71,389	4.9	4.9	71,389	6.8	6.5

Mutual and pension funds	62,669	5.4	5.4	62,669	7.3	7.3

Managed portfolios	8,720	1.9	1.4	8,720	3.7	1.6

Managed and marketed customer funds	385,954	2.0	2.0	385,954	1.9	1.9

Ratios (%) and operating means

ROE	4.84	(3.07)		7.13	1.31

Efficiency ratio (with amortisations)	57.6	5.7		52.5	1.0

NPL ratio	7.27	(0.62)		7.27	(1.61)

NPL coverage	64.2	3.8		64.2	7.0

Number of employees	58,049	2.4		58,049	2.5

Number of branches	5,548	2.3		5,548	1.2

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      19

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

Spain

€ million

Income statement	4Q’15	% / 3Q’15	2015	% / 2014

Net interest income	780	(6.8)	3,430	(5.4)

Net fee income	419	1.0	1,688	(5.9)

Gains (losses) on financial transactions	205	(15.5)	784	(24.2)

Other operating income*	(165)	—	178	(1.9)

Gross income	1,238	(21.1)	6,080	(8.4)

Operating expenses	(860)	(0.3)	(3,434)	(1.8)

General administrative expenses	(824)	2.2	(3,244)	(2.3)

Personnel	(416)	0.3	(1,670)	(5.1)

Other general administrative expenses	(408)	4.3	(1,573)	1.0

Depreciation and amortisation	(36)	(36.9)	(190)	7.1

Net operating income	379	(46.5)	2,646	(15.7)

Net loan-loss provisions	(156)	(23.7)	(992)	(43.2)

Other income	(89)	51.5	(263)	24.0

Profit before taxes	134	(69.9)	1,392	17.7

Tax on profit	(34)	(73.2)	(393)	12.5

Profit from continuing operations	99	(68.6)	999	19.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	99	(68.6)	999	19.9

Minority interests	5	(4.2)	22	244.3

Attributable profit to the Group	94	(69.8)	977	18.2

Balance sheet

Customer loans**	155,204	(0.6)	155,204	(1.2)

Trading portfolio (w/o loans)	57,401	0.1	57,401	(8.1)

Available-for-sale financial assets	44,057	(0.6)	44,057	4.1

Due from credit institutions**	56,680	(13.5)	56,680	16.1

Intangible assets and property and equipment	2,874	(0.4)	2,874	(16.0)

Other assets	10,822	(15.5)	10,822	13.4

Total assets/liabilities & shareholders’ equity	327,039	(3.5)	327,039	1.0

Customer deposits**	174,828	(3.7)	174,828	(2.0)

Marketable debt securities**	22,265	(6.9)	22,265	(37.6)

Subordinated debt**	(0)	—	(0)	—

Insurance liabilities	536	0.6	536	(0.5)

Due to credit institutions**	68,995	(1.7)	68,995	62.0

Other liabilities	47,502	(5.2)	47,502	(13.5)

Stockholders’ equity ***	12,913	2.2	12,913	12.6

Other managed and marketed customer funds	63,931	7.4	63,931	9.2

Mutual and pension funds	57,017	6.7	57,017	8.4

Managed portfolios	6,914	13.5	6,914	16.2

Managed and marketed customer funds	261,024	(1.5)	261,024	(4.3)

Ratios (%) and operating means

ROE	2.92	(7.17)	8.14	0.74

Efficiency ratio (with amortisations)	69.4	14.5	56.5	3.8

NPL ratio	6.53	(0.08)	6.53	(0.85)

NPL coverage	48.1	0.3	48.1	2.6

Number of employees	24,216	(0.1)	24,216	(2.5)

Number of branches	3,467	(0.6)	3,467	(1.3)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

20

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Santander Consumer Finance

€ million

Income statement	4Q’15	% / 3Q’15	2015	% / 2014

Net interest income	805	2.1	3,096	30.7

Net fee income	218	(2.3)	876	4.2

Gains (losses) on financial transactions	(6)	—	(11)	—

Other operating income*	(19)	—	4	(69.4)

Gross income	998	(2.0)	3,965	23.0

Operating expenses	(467)	5.6	(1,774)	20.8

General administrative expenses	(422)	6.0	(1,602)	23.9

Personnel	(193)	10.7	(746)	26.9

Other general administrative expenses	(229)	2.3	(855)	21.4

Depreciation and amortisation	(46)	2.1	(172)	(1.6)

Net operating income	530	(7.9)	2,192	24.8

Net loan-loss provisions	(97)	(31.7)	(537)	(1.2)

Other income	(50)	13.7	(152)	312.7

Profit before taxes	383	(1.6)	1,502	27.8

Tax on profit	(112)	3.8	(426)	35.2

Profit from continuing operations	271	(3.7)	1,076	25.1

Net profit from discontinued operations	—	(100.0)	—	(100.0)

Consolidated profit	271	(3.7)	1,076	29.0

Minority interests	35	(12.4)	137	254.4

Attributable profit to the Group	236	(2.2)	938	18.0

Balance sheet

Customer loans**	73,709	5.2	73,709	21.9

Trading portfolio (w/o loans)	94	5.3	94	8.2

Available-for-sale financial assets	3,654	27.1	3,654	269.8

Due from credit institutions**	4,252	24.7	4,252	(22.4)

Intangible assets and property and equipment	692	(7.6)	692	(12.0)

Other assets	6,133	33.9	6,133	64.3

Total assets/liabilities & shareholders’ equity	88,534	8.3	88,534	23.8

Customer deposits**	32,595	2.5	32,595	5.7

Marketable debt securities**	23,277	14.2	23,277	48.8

Subordinated debt**	70	(4.5)	70	5.5

Insurance liabilities	—	—	—	—

Due to credit institutions**	20,314	24.9	20,314	42.4

Other liabilities	4,325	(12.4)	4,325	29.4

Stockholders’ equity ***	7,953	(4.5)	7,953	8.2

Other managed and marketed customer funds	7	0.1	7	1.6

Mutual and pension funds	7	0.1	7	1.6

Managed portfolios	—	—	—	—

Managed and marketed customer funds	55,950	7.1	55,950	20.2

Ratios (%) and operating means

ROE	11.65	(0.45)	12.03	0.99

Efficiency ratio (with amortisations)	46.9	3.4	44.7	(0.8)

NPL ratio	3.42	(0.73)	3.42	(1.40)

NPL coverage	109.1	1.9	109.1	9.0

Number of employees	14,533	2.8	14,533	10.6

Number of branches	588	(0.7)	588	1.6

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      21

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

Poland

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	203	3.2	5.0	782	(6.2)	(6.3)

Net fee income	109	5.2	6.9	422	(3.0)	(3.0)

Gains (losses) on financial transactions	22	26.6	28.6	112	41.9	41.8

Other operating income*	(42)	370.0	375.3	(40)	—	—

Gross income	292	(5.4)	(3.5)	1,276	(7.2)	(7.3)

Operating expenses	(143)	(2.2)	(0.4)	(594)	1.5	1.5

General administrative expenses	(133)	(2.3)	(0.5)	(550)	2.3	2.2

Personnel	(81)	2.8	4.5	(324)	4.4	4.3

Other general administrative expenses	(51)	(9.4)	(7.6)	(226)	(0.6)	(0.6)

Depreciation and amortisation	(11)	(1.5)	0.3	(44)	(7.1)	(7.1)

Net operating income	149	(8.2)	(6.3)	683	(13.7)	(13.7)

Net loan-loss provisions	(44)	11.1	12.9	(167)	(9.7)	(9.8)

Other income	(4)	—	—	(4)	—	—

Profit before taxes	101	(19.2)	(17.3)	511	(17.0)	(17.1)

Tax on profit	(24)	(6.8)	(5.1)	(101)	(24.6)	(24.6)

Profit from continuing operations	77	(22.5)	(20.5)	410	(14.9)	(14.9)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	77	(22.5)	(20.5)	410	(14.9)	(14.9)

Minority interests	20	(24.2)	(22.3)	110	(13.5)	(13.6)

Attributable profit to the Group	57	(21.8)	(19.9)	300	(15.4)	(15.4)

Balance sheet

Customer loans**	18,977	2.8	3.2	18,977	11.8	11.5

Trading portfolio (w/o loans)	894	(13.4)	(13.0)	894	(23.3)	(23.5)

Available-for-sale financial assets	5,305	(3.5)	(3.1)	5,305	(8.8)	(9.0)

Due from credit institutions**	1,247	7.0	7.4	1,247	17.5	17.3

Intangible assets and property and equipment	260	13.4	13.9	260	10.1	9.9

Other assets	2,429	37.0	37.6	2,429	(4.4)	(4.6)

Total assets/liabilities & shareholders’ equity	29,112	3.4	3.8	29,112	4.7	4.5

Customer deposits**	21,460	5.2	5.6	21,460	6.5	6.3

Marketable debt securities**	398	(0.6)	(0.2)	398	73.1	72.7

Subordinated debt**	100	0.1	0.6	100	(70.3)	(70.4)

Insurance liabilities	—	—	—	—	(100.0)	(100.0)

Due to credit institutions**	1,152	(17.5)	(17.2)	1,152	(8.9)	(9.1)

Other liabilities	3,515	1.1	1.6	3,515	1.4	1.2

Stockholders’ equity ***	2,487	4.1	4.6	2,487	9.4	9.1

Other managed and marketed customer funds	3,209	(11.0)	(10.6)	3,209	(8.7)	(8.9)

Mutual and pension funds	3,106	(11.3)	(10.9)	3,106	(9.4)	(9.6)

Managed portfolios	103	(3.6)	(3.2)	103	21.1	20.8

Managed and marketed customer funds	25,168	2.7	3.1	25,168	3.9	3.7

Ratios (%) and operating means

ROE	9.36	(2.83)		12.53	(3.51)

Efficiency ratio (with amortisations)	49.1	1.6		46.5	4.0

NPL ratio	6.30	(0.84)		6.30	(1.12)

NPL coverage	64.0	0.9		64.0	3.7

Number of employees	11,474	(1.3)		11,474	(4.5)

Number of branches	723	(3.9)		723	(8.2)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

22

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Portugal

€ million

Income statement	4Q’15	% / 3Q’15	2015	% / 2014

Net interest income	138	3.4	555	1.6

Net fee income	62	(6.8)	263	(6.0)

Gains (losses) on financial transactions	123	668.1	164	87.4

Other operating income*	(5)	—	33	(22.3)

Gross income	318	41.0	1,016	6.2

Operating expenses	(125)	0.9	(494)	(0.7)

General administrative expenses	(116)	0.7	(458)	2.5

Personnel	(75)	4.0	(291)	0.4

Other general administrative expenses	(41)	(4.9)	(167)	6.3

Depreciation and amortisation	(9)	4.2	(36)	(28.6)

Net operating income	193	89.7	522	13.7

Net loan-loss provisions	(5)	(79.4)	(72)	(42.1)

Other income	(10)	—	(31)	(68.4)

Profit before taxes	178	76.0	419	77.3

Tax on profit	(58)	139.8	(118)	111.6

Profit from continuing operations	120	55.9	301	66.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	120	55.9	301	66.7

Minority interests	1	85.8	1	—

Attributable profit to the Group	119	55.8	300	62.8

Balance sheet

Customer loans**	28,221	22.5	28,221	21.7

Trading portfolio (w/o loans)	1,678	(6.8)	1,678	(19.4)

Available-for-sale financial assets	6,799	18.5	6,799	(3.0)

Due from credit institutions**	2,465	17.6	2,465	14.0

Intangible assets and property and equipment	720	3.4	720	(1.2)

Other assets	9,684	61.4	9,684	50.1

Total assets/liabilities & shareholders’ equity	49,568	25.9	49,568	19.1

Customer deposits**	29,173	21.1	29,173	21.5

Marketable debt securities**	4,994	94.7	4,994	74.9

Subordinated debt**	(0)	—	(0)	—

Insurance liabilities	20	(10.8)	20	(28.6)

Due to credit institutions**	11,307	20.5	11,307	(2.0)

Other liabilities	1,351	46.9	1,351	71.7

Stockholders’ equity ***	2,724	14.6	2,724	14.1

Other managed and marketed customer funds	2,842	1.5	2,842	13.7

Mutual and pension funds	2,426	1.3	2,426	11.0

Managed portfolios	416	2.4	416	32.5

Managed and marketed customer funds	37,009	25.6	37,009	26.0

Ratios (%) and operating means

ROE	19.38	6.21	12.37	4.46

Efficiency ratio (with amortisations)	39.3	(15.6)	48.7	(3.4)

NPL ratio	7.46	(1.40)	7.46	(1.43)

NPL coverage	99.0	42.8	99.0	47.2

Number of employees	6,568	21.1	6,568	20.6

Number of branches	752	30.8	752	26.6

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      23

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

United Kingdom

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	1,251	0.1	0.8	4,942	16.7	5.1

Net fee income	240	(12.3)	(11.7)	1,091	6.2	(4.4)

Gains (losses) on financial transactions	100	71.0	73.2	302	25.2	12.7

Other operating income*	10	(58.1)	(58.3)	47	24.3	11.9

Gross income	1,600	(0.3)	0.4	6,382	15.2	3.7

Operating expenses	(846)	0.2	0.9	(3,356)	15.0	3.5

General administrative expenses	(742)	(2.4)	(1.7)	(3,009)	16.0	4.4

Personnel	(387)	(1.0)	(0.2)	(1,592)	2.2	(8.0)

Other general administrative expenses	(355)	(3.9)	(3.3)	(1,417)	36.6	23.0

Depreciation and amortisation	(104)	24.0	24.9	(347)	7.4	(3.3)

Net operating income	755	(0.8)	(0.1)	3,025	15.4	3.9

Net loan-loss provisions	(21)	—	—	(107)	(67.7)	(70.9)

Other income	(118)	(9.2)	(9.1)	(354)	11.3	0.3

Profit before taxes	616	(3.6)	(2.8)	2,564	30.0	17.0

Tax on profit	(130)	(12.7)	(12.2)	(556)	33.5	20.2

Profit from continuing operations	485	(0.8)	0.0	2,008	29.1	16.2

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	485	(0.8)	0.0	2,008	29.1	16.2

Minority interests	10	4.3	5.0	37	—	—

Attributable profit to the Group	475	(0.9)	(0.1)	1,971	26.6	14.0

Balance sheet

Customer loans**	282,673	(0.5)	(1.1)	282,673	12.5	6.0

Trading portfolio (w/o loans)	40,138	(0.7)	(1.3)	40,138	2.0	(3.9)

Available-for-sale financial assets	12,279	(5.1)	(5.7)	12,279	9.7	3.3

Due from credit institutions**	15,459	3.1	2.5	15,459	9.7	3.4

Intangible assets and property and equipment	3,025	(0.6)	(1.2)	3,025	12.1	5.6

Other assets	29,581	5.9	5.2	29,581	(17.1)	(21.9)

Total assets/liabilities & shareholders’ equity	383,155	(0.0)	(0.7)	383,155	8.2	1.9

Customer deposits**	231,947	2.1	1.5	231,947	14.6	8.0

Marketable debt securities**	70,133	(2.7)	(3.3)	70,133	0.8	(5.0)

Subordinated debt**	4,127	0.7	0.1	4,127	(23.2)	(27.7)

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	23,610	(5.1)	(5.7)	23,610	(11.6)	(16.7)

Other liabilities	36,162	(6.1)	(6.7)	36,162	3.7	(2.3)

Stockholders’ equity ***	17,176	3.5	2.9	17,176	12.0	5.5

Other managed and marketed customer funds	9,703	3.5	2.8	9,703	0.4	(5.4)

Mutual and pension funds	9,564	3.5	2.9	9,564	0.4	(5.4)

Managed portfolios	139	0.7	0.1	139	(2.8)	(8.4)

Managed and marketed customer funds	315,910	1.0	0.4	315,910	10.1	3.7

Ratios (%) and operating means

ROE	10.49	(1.27)		11.50	0.43

Efficiency ratio (with amortisations)	52.8	0.3		52.6	(0.1)

NPL ratio	1.52	0.01		1.52	(0.27)

NPL coverage	38.2	(1.4)		38.2	(3.7)

Number of employees	25,866	(1.1)		25,866	0.7

Number of branches	858	(2.7)		858	(7.6)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

24

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Latin America

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	3,263	(2.1)	2.7	13,752	1.0	10.3

Net fee income	1,086	0.7	5.5	4,452	1.8	11.2

Gains (losses) on financial transactions	60	(52.5)	(47.3)	517	6.7	6.5

Other operating income*	(13)	—	—	36	(56.2)	(45.0)

Gross income	4,396	(3.6)	1.3	18,757	1.1	10.2

Operating expenses	(1,937)	2.2	6.9	(7,906)	0.7	9.6

General administrative expenses	(1,782)	2.5	7.1	(7,230)	1.4	10.2

Personnel	(978)	2.3	6.9	(3,955)	4.1	13.1

Other general administrative expenses	(804)	2.8	7.4	(3,274)	(1.7)	6.9

Depreciation and amortisation	(155)	(0.8)	4.0	(676)	(6.2)	3.5

Net operating income	2,459	(7.8)	(2.6)	10,851	1.3	10.6

Net loan-loss provisions	(1,273)	2.6	7.5	(4,950)	(3.3)	7.1

Other income	(153)	(42.2)	(33.3)	(893)	6.0	22.7

Profit before taxes	1,034	(11.1)	(6.5)	5,008	5.5	12.3

Tax on profit	(221)	(0.7)	2.7	(1,219)	15.8	25.4

Profit from continuing operations	812	(13.6)	(8.8)	3,789	2.6	8.7

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	812	(13.6)	(8.8)	3,789	2.6	8.7

Minority interests	119	(23.7)	(19.7)	596	(24.5)	(20.3)

Attributable profit to the Group	693	(11.6)	(6.6)	3,193	10.0	16.6

Balance sheet

Customer loans**	133,138	2.7	1.9	133,138	(4.9)	14.3

Trading portfolio (w/o loans)	33,670	(9.4)	(11.0)	33,670	6.0	27.6

Available-for-sale financial assets	25,926	9.3	7.6	25,926	(16.8)	5.1

Due from credit institutions**	21,923	(15.6)	(17.4)	21,923	(0.8)	16.5

Intangible assets and property and equipment	3,522	3.1	4.6	3,522	(10.0)	14.4

Other assets	49,706	11.8	9.8	49,706	25.6	58.1

Total assets/liabilities & shareholders’ equity	267,885	1.3	0.1	267,885	(0.2)	21.3

Customer deposits**	122,413	3.7	3.3	122,413	(7.1)	11.8

Marketable debt securities**	33,172	3.9	1.0	33,172	3.9	28.3

Subordinated debt**	6,355	4.4	1.5	6,355	(1.4)	21.5

Insurance liabilities	1	45.0	39.6	1	—	—

Due to credit institutions**	42,393	(0.3)	(2.5)	42,393	17.8	45.3

Other liabilities	43,872	(4.4)	(5.8)	43,872	9.8	34.2

Stockholders’ equity ***	19,678	(1.1)	(1.7)	19,678	(12.1)	7.3

Other managed and marketed customer funds	65,690	5.9	3.5	65,690	(5.6)	17.9

Mutual and pension funds	61,096	6.1	3.8	61,096	(5.5)	18.2

Managed portfolios	4,594	2.8	(0.1)	4,594	(7.0)	13.8

Managed and marketed customer funds	227,631	4.4	3.0	227,631	(5.1)	15.9

Ratios (%) and operating means

ROE	13.68	(0.44)		14.70	0.37

Efficiency ratio (with amortisations)	44.1	2.5		42.1	(0.2)

NPL ratio	4.96	0.31		4.96	0.17

NPL coverage	79.0	(6.4)		79.0	(5.5)

Number of employees	89,819	1.0		89,819	6.5

Number of branches	5,841	0.5		5,841	2.0

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      25

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

Brazil

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	1,903	(3.7)	3.2	8,320	(6.0)	9.9

Net fee income	631	1.5	8.0	2,643	(6.6)	9.1

Gains (losses) on financial transactions	(54)	—	—	42	(48.7)	(40.1)

Other operating income*	16	(68.7)	(59.7)	135	15.8	35.4

Gross income	2,497	(6.0)	1.0	11,140	(6.2)	9.6

Operating expenses	(1,059)	0.3	7.0	(4,452)	(9.9)	5.3

General administrative expenses	(978)	1.9	8.5	(4,040)	(8.9)	6.4

Personnel	(535)	1.9	8.4	(2,205)	(6.3)	9.5

Other general administrative expenses	(444)	2.0	8.6	(1,835)	(11.9)	2.9

Depreciation and amortisation	(81)	(15.9)	(8.3)	(411)	(18.5)	(4.8)

Net operating income	1,438	(10.1)	(2.9)	6,689	(3.6)	12.7

Net loan-loss provisions	(830)	2.1	8.8	(3,297)	(10.5)	4.7

Other income	(151)	(40.5)	(31.6)	(878)	9.1	27.5

Profit before taxes	457	(14.3)	(7.0)	2,513	2.6	19.9

Tax on profit	(107)	7.2	10.4	(689)	7.0	25.0

Profit from continuing operations	350	(19.3)	(11.4)	1,824	1.0	18.1

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	350	(19.3)	(11.4)	1,824	1.0	18.1

Minority interests	33	(31.1)	(22.5)	193	(47.5)	(38.7)

Attributable profit to the Group	317	(17.8)	(10.0)	1,631	13.5	32.7

Balance sheet

Customer loans**	60,238	3.5	(0.5)	60,238	(19.0)	8.4

Trading portfolio (w/o loans)	13,360	(10.0)	(13.3)	13,360	(26.8)	(2.0)

Available-for-sale financial assets	15,814	4.8	0.9	15,814	(31.1)	(7.7)

Due from credit institutions**	10,592	(15.7)	(18.9)	10,592	3.1	38.0

Intangible assets and property and equipment	2,280	7.1	3.1	2,280	(13.6)	15.7

Other assets	36,250	12.8	8.5	36,250	30.4	74.5

Total assets/liabilities & shareholders’ equity	138,534	2.6	(1.2)	138,534	(11.4)	18.7

Customer deposits**	56,636	3.3	(0.6)	56,636	(17.4)	10.6

Marketable debt securities**	21,984	4.5	0.5	21,984	0.4	34.4

Subordinated debt**	4,188	5.1	1.1	4,188	(4.1)	28.4

Insurance liabilities	1	45.0	39.6	1	—	—

Due to credit institutions**	21,600	(7.1)	(10.6)	21,600	(10.4)	20.0

Other liabilities	24,085	10.5	6.3	24,085	(1.2)	32.2

Stockholders’ equity ***	10,040	(0.2)	(4.0)	10,040	(22.7)	3.5

Other managed and marketed customer funds	45,607	9.2	5.1	45,607	(8.4)	22.6

Mutual and pension funds	42,961	9.8	5.7	42,961	(7.7)	23.5

Managed portfolios	2,646	0.8	(3.0)	2,646	(18.5)	9.1

Managed and marketed customer funds	128,414	5.6	1.6	128,414	(11.2)	18.9

Ratios (%) and operating means

ROE	12.20	(0.21)		13.64	1.33

Efficiency ratio (with amortisations)	42.4	2.7		40.0	(1.6)

NPL ratio	5.98	0.68		5.98	0.93

NPL coverage	83.7	(12.3)		83.7	(11.7)

Number of employees	49,520	1.2		49,520	6.4

Number of branches	3,443	0.2		3,443	0.9

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

26

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

Mexico

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	633	5.5	5.8	2,451	14.6	14.1

Net fee income	199	2.5	2.9	800	4.7	4.2

Gains (losses) on financial transactions	36	37.5	34.9	138	(13.9)	(14.3)

Other operating income*	(18)	(30.9)	(28.9)	(72)	61.9	61.2

Gross income	850	7.1	7.2	3,317	9.9	9.4

Operating expenses	(334)	2.3	2.6	(1,370)	6.8	6.3

General administrative expenses	(309)	2.7	3.0	(1,257)	6.5	6.1

Personnel	(158)	(2.6)	(2.1)	(662)	11.6	11.1

Other general administrative expenses	(151)	8.9	8.9	(595)	1.4	0.9

Depreciation and amortisation	(25)	(2.2)	(2.0)	(113)	9.9	9.5

Net operating income	516	10.4	10.4	1,947	12.2	11.7

Net loan-loss provisions	(215)	(5.4)	(4.6)	(877)	15.9	15.4

Other income	(10)	—	—	(4)	—	—

Profit before taxes	291	20.7	20.2	1,067	8.7	8.2

Tax on profit	(67)	40.6	38.6	(236)	27.8	27.3

Profit from continuing operations	224	15.8	15.6	831	4.2	3.8

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	224	15.8	15.6	831	4.2	3.8

Minority interests	51	0.4	0.9	202	6.0	5.5

Attributable profit to the Group	173	21.3	20.7	629	3.7	3.2

Balance sheet

Customer loans**	30,158	7.0	6.6	30,158	16.6	23.4

Trading portfolio (w/o loans)	16,949	(8.1)	(8.4)	16,949	66.4	76.2

Available-for-sale financial assets	5,972	20.9	20.5	5,972	29.1	36.7

Due from credit institutions**	5,467	(29.4)	(29.6)	5,467	(22.5)	(18.0)

Intangible assets and property and equipment	396	9.1	8.7	396	(10.1)	(4.8)

Other assets	5,785	1.2	0.9	5,785	4.3	10.4

Total assets/liabilities & shareholders’ equity	64,728	(1.0)	(1.4)	64,728	20.5	27.5

Customer deposits**	28,274	6.5	6.2	28,274	(1.2)	4.6

Marketable debt securities**	4,578	12.5	12.2	4,578	40.2	48.4

Subordinated debt**	1,205	3.9	3.6	1,205	10.7	17.2

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	12,884	9.2	8.9	12,884	107.6	119.8

Other liabilities	12,829	(23.6)	(23.9)	12,829	31.0	38.6

Stockholders’ equity ***	4,957	(1.8)	(2.1)	4,957	4.5	10.6

Other managed and marketed customer funds	11,477	(1.3)	(1.6)	11,477	(0.4)	5.4

Mutual and pension funds	11,477	(1.3)	(1.6)	11,477	(0.4)	5.4

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	45,535	4.9	4.6	45,535	2.3	8.3

Ratios (%) and operating means

ROE	13.89	2.36		12.88	(0.28)

Efficiency ratio (with amortisations)	39.3	(1.8)		41.3	(1.2)

NPL ratio	3.38	(0.16)		3.38	(0.46)

NPL coverage	90.6	(2.4)		90.6	4.5

Number of employees	17,847	0.8		17,847	5.3

Number of branches	1,377	1.7		1,377	2.2

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      27

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

Chile

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	435	(5.5)	(3.6)	1,791	3.3	(1.2)

Net fee income	84	(9.7)	(7.6)	360	9.8	5.0

Gains (losses) on financial transactions	22	(55.8)	(52.2)	173	51.0	44.5

Other operating income*	2	(19.3)	(17.8)	12	(33.6)	(36.5)

Gross income	543	(10.4)	(8.4)	2,336	6.5	1.9

Operating expenses	(260)	7.2	8.5	(1,004)	15.8	10.8

General administrative expenses	(239)	6.5	7.9	(926)	15.2	10.3

Personnel	(153)	10.4	11.7	(568)	19.1	14.0

Other general administrative expenses	(86)	0.4	1.9	(358)	9.6	4.9

Depreciation and amortisation	(21)	15.1	16.2	(77)	23.4	18.1

Net operating income	283	(22.1)	(19.7)	1,332	0.4	(4.0)

Net loan-loss provisions	(157)	2.6	4.5	(567)	8.9	4.2

Other income	4	—	—	3	—	—

Profit before taxes	130	(36.9)	(34.0)	768	(1.8)	(6.1)

Tax on profit	(17)	(31.7)	(29.1)	(114)	109.0	99.9

Profit from continuing operations	113	(37.6)	(34.7)	655	(10.1)	(14.0)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	113	(37.6)	(34.7)	655	(10.1)	(14.0)

Minority interests	36	(37.5)	(34.5)	199	(13.4)	(17.1)

Attributable profit to the Group	78	(37.7)	(34.7)	455	(8.6)	(12.5)

Balance sheet

Customer loans**	32,338	1.5	0.0	32,338	5.9	11.1

Trading portfolio (w/o loans)	3,144	(14.2)	(15.4)	3,144	2.2	7.3

Available-for-sale financial assets	2,668	8.9	7.4	2,668	17.3	23.1

Due from credit institutions**	4,579	2.0	0.6	4,579	19.3	25.2

Intangible assets and property and equipment	355	3.7	2.2	355	2.4	7.5

Other assets	2,876	8.2	6.7	2,876	7.3	12.6

Total assets/liabilities & shareholders’ equity	45,960	1.1	(0.4)	45,960	7.5	12.8

Customer deposits**	24,347	4.9	3.4	24,347	4.3	9.4

Marketable debt securities**	6,504	(3.5)	(4.9)	6,504	(2.2)	2.6

Subordinated debt**	963	2.2	0.8	963	(2.2)	2.6

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	5,886	0.1	(1.3)	5,886	34.0	40.6

Other liabilities	5,280	(9.6)	(10.9)	5,280	19.0	24.9

Stockholders’ equity ***	2,980	4.2	2.7	2,980	1.1	6.1

Other managed and marketed customer funds	7,370	0.9	(0.6)	7,370	1.6	6.6

Mutual and pension funds	5,422	(0.7)	(2.1)	5,422	(2.5)	2.3

Managed portfolios	1,948	5.6	4.1	1,948	15.1	20.8

Managed and marketed customer funds	39,184	2.6	1.1	39,184	2.5	7.5

Ratios (%) and operating means

ROE	10.52	(6.84)		15.32	(4.19)

Efficiency ratio (with amortisations)	47.9	7.9		43.0	3.5

NPL ratio	5.62	0.02		5.62	(0.35)

NPL coverage	53.9	1.1		53.9	1.5

Number of employees	12,454	1.0		12,454	2.7

Number of branches	472	(0.8)		472	(0.6)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

28

FINANCIAL REPORT 2015	JANUARY - DECEMBER
BUSINESS INFORMATION BY GEOGRAPHY

United States

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	1,554	0.2	(1.3)	6,116	27.7	6.8

Net fee income	286	7.6	6.0	1,086	30.9	9.4

Gains (losses) on financial transactions	37	(5.2)	(7.4)	231	12.6	(5.9)

Other operating income*	102	6.1	4.6	367	135.6	97.0

Gross income	1,979	1.4	(0.1)	7,799	30.4	9.0

Operating expenses	(827)	7.2	5.7	(3,025)	35.1	12.9

General administrative expenses	(754)	6.6	5.1	(2,761)	35.4	13.2

Personnel	(413)	6.5	4.9	(1,543)	35.1	13.0

Other general administrative expenses	(342)	6.7	5.2	(1,219)	35.7	13.4

Depreciation and amortisation	(73)	13.9	12.3	(264)	32.0	10.3

Net operating income	1,152	(2.4)	(3.9)	4,774	27.7	6.7

Net loan-loss provisions	(959)	27.9	26.3	(3,103)	39.0	16.2

Other income	(51)	39.1	37.6	(148)	—	—

Profit before taxes	142	(64.0)	(65.6)	1,523	0.2	(16.2)

Tax on profit	(72)	(44.0)	(45.6)	(516)	17.4	(1.8)

Profit from continuing operations	69	(73.7)	(75.3)	1,007	(6.8)	(22.1)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	69	(73.7)	(75.3)	1,007	(6.8)	(22.1)

Minority interests	51	(34.1)	(35.8)	329	50.1	25.5

Attributable profit to the Group	18	(90.2)	(91.8)	678	(21.3)	(34.2)

Balance sheet

Customer loans**	84,190	4.2	1.3	84,190	19.6	7.2

Trading portfolio (w/o loans)	2,299	84.2	79.0	2,299	(54.4)	(59.1)

Available-for-sale financial assets	19,145	3.8	0.9	19,145	50.3	34.8

Due from credit institutions**	3,901	(9.4)	(11.9)	3,901	12.7	1.1

Intangible assets and property and equipment	9,156	6.7	3.6	9,156	32.6	18.9

Other assets	11,892	(1.4)	(4.2)	11,892	25.6	12.6

Total assets/liabilities & shareholders’ equity	130,584	4.1	1.2	130,584	20.9	8.4

Customer deposits**	60,115	1.9	(0.9)	60,115	17.2	5.1

Marketable debt securities**	23,000	6.7	3.7	23,000	43.8	28.9

Subordinated debt**	906	1.6	(1.2)	906	13.7	2.0

Insurance liabilities	—	—	—	—	—	—

Due to credit institutions**	26,169	4.1	1.2	26,169	47.4	32.1

Other liabilities	9,073	19.8	16.5	9,073	(13.9)	(22.8)

Stockholders’ equity ***	11,321	0.1	(2.8)	11,321	(2.7)	(12.7)

Other managed and marketed customer funds	19,478	(2.5)	(5.3)	19,478	23.8	11.0

Mutual and pension funds	7,123	(2.7)	(5.4)	7,123	96.7	76.4

Managed portfolios	12,355	(2.4)	(5.2)	12,355	2.0	(8.5)

Managed and marketed customer funds	103,499	2.1	(0.8)	103,499	23.5	10.7

Ratios (%) and operating means

ROE	0.64	(6.03)		6.05	(1.77)

Efficiency ratio (with amortisations)	41.8	2.2		38.8	1.3

NPL ratio	2.13	(0.07)		2.13	(0.29)

NPL coverage	225.0	6.7		225.0	31.4

Number of employees	18,123	3.0		18,123	8.6

Number of branches	783	—		783	(3.5)

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

      29

JANUARY - DECEMBER	FINANCIAL REPORT 2015
BUSINESS INFORMATION BY GEOGRAPHY

Corporate Centre

€ million

Income statement	4Q’15	3Q’15%		2015	2014	%

Net interest income	(137)	(139)	(1.4)	(627)	(612)	2.5

Net fee income	(6)	(0)	—	(13)	(33)	(60.2)

Gains (losses) on financial transactions	116	90	29.1	150	700	(78.5)

Other operating income	(6)	(8)	(23.9)	(5)	(22)	(78.0)

Dividends	9	24	(63.0)	72	30	138.7

Income from equity-accounted method	(6)	(16)	(61.4)	(43)	(28)	55.2

Other operating income/expenses	(9)	(15)	(44.9)	(34)	(25)	38.2

Gross income	(32)	(56)	(43.3)	(495)	32	—

Operating expenses	(112)	(142)	(21.1)	(547)	(586)	(6.6)

Net operating income	(144)	(199)	(27.4)	(1,042)	(554)	88.2

Net loan-loss provisions	26	(1)	—	27	2	—

Other income	(130)	(148)	(12.6)	(507)	(453)	12.1

Underlying profit before taxes	(247)	(348)	(28.9)	(1,523)	(1,004)	51.6

Tax on profit	131	(44)	—	59	(148)	—

Underlying profit from continuing operations	(117)	(392)	(70.2)	(1,464)	(1,152)	27.0

Net profit from discontinued operations	—	(0)	(100.0)	—	—	—

Underlying consolidated profit	(117)	(392)	(70.2)	(1,464)	(1,152)	27.0

Minority interests	2	2	(16.4)	30	(1)	—

Underlying attributable profit to the Group	(119)	(395)	(69.9)	(1,493)	(1,151)	29.8

Net capital gains and provisions	(1,435)	—	—	(600)	—	—

Attributable profit to the Group	(1,554)	(395)	—	(2,093)	(1,151)	81.9

Balance sheet

Trading portfolio (w/o loans)	2,656	1,331	99.5	2,656	2,916	(8.9)

Available-for-sale financial assets	3,773	3,585	5.2	3,773	3,299	14.4

Goodwill	26,960	26,777	0.7	26,960	27,547	(2.1)

Capital assigned to Group areas	77,163	77,606	(0.6)	77,163	75,030	2.8

Other assets	37,583	37,305	0.7	37,583	32,585	15.3

Total assets/liabilities & shareholders’ equity	148,136	146,605	1.0	148,136	141,377	4.8

Customer deposits*	5,185	1,997	159.7	5,185	5,261	(1.4)

Marketable debt securities*	27,791	24,448	13.7	27,791	24,958	11.4

Subordinated debt*	9,596	8,354	14.9	9,596	4,107	133.6

Other liabilities	21,049	25,974	(19.0)	21,049	30,091	(30.0)

Stockholders’ equity **	84,515	85,833	(1.5)	84,515	76,961	9.8

Other managed and marketed customer funds	—	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	42,572	34,798	22.3	42,572	34,325	24.0

Operating means

Number of employees	2,006	2,161	(7.2)	2,006	2,059	(2.6)

(*).	Including all on-balance sheet balances for this item
(**).-	Capital + reserves + profit + valuation adjustments

30

FINANCIAL REPORT 2015	JANUARY - DECEMBER
INFORMATION BY GLOBAL BUSINESS

Retail Banking

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	7,390	(0.6)	1.2	30,029	8.4	7.2

Net fee income	2,123	(0.5)	1.8	8,620	3.4	4.4

Gains (losses) on financial transactions	307	(8.9)	(6.1)	1,345	(3.6)	(6.2)

Other operating income*	(187)	—	—	365	41.5	31.5

Gross income	9,633	(4.6)	(2.6)	40,359	7.1	6.2

Operating expenses	(4,751)	2.8	4.6	(18,730)	7.8	7.1

Net operating income	4,883	(10.8)	(8.6)	21,629	6.5	5.5

Net loan-loss provisions	(2,321)	1.4	3.8	(9,249)	(5.0)	(4.9)

Other income	(426)	(11.1)	(7.1)	(1,751)	26.3	34.3

Profit before taxes	2,135	(21.1)	(19.4)	10,629	15.8	12.2

Tax on profit	(519)	(16.2)	(15.3)	(2,663)	25.1	21.1

Profit from continuing operations	1,616	(22.5)	(20.7)	7,966	13.0	9.6

Net profit from discontinued operations	—	(100.0)	(100.0)	—	(100.0)	(100.0)

Consolidated profit	1,616	(22.5)	(20.7)	7,966	13.4	10.0

Minority interests	219	(24.9)	(23.4)	1,112	7.7	6.9

Attributable profit to the Group	1,397	(22.1)	(20.2)	6,854	14.4	10.5

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

      31

JANUARY - DECEMBER	FINANCIAL REPORT 2015
INFORMATION BY GLOBAL BUSINESS

Santander Global Corporate Banking

€ million

		/ 3Q’15			/ 2014
Income statement	4Q’15%		% w/o FX	2015	%	% w/o FX

Net interest income	652	(6.7)	(3.3)	2,830	14.0	17.1

Net fee income	330	(3.1)	(1.1)	1,425	2.4	2.5

Gains (losses) on financial transactions	230	40.3	35.2	739	(1.2)	(4.9)

Other operating income*	53	9.6	9.6	277	(8.3)	(8.2)

Gross income	1,266	1.0	2.9	5,271	7.1	7.9

Operating expenses	(506)	(2.8)	(1.4)	(2,058)	11.8	10.0

Net operating income	760	3.8	5.8	3,212	4.2	6.5

Net loan-loss provisions	(230)	114.3	102.9	(679)	25.0	28.8

Other income	(46)	67.5	72.3	(93)	(9.2)	(10.0)

Profit before taxes	484	(18.9)	(15.7)	2,441	0.2	2.3

Tax on profit	(140)	(20.6)	(17.1)	(695)	4.3	7.2

Profit from continuing operations	344	(18.3)	(15.1)	1,746	(1.4)	0.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	344	(18.3)	(15.1)	1,746	(1.4)	0.5

Minority interests	23	(8.1)	(4.3)	121	(17.1)	(12.8)

Attributable profit to the Group	321	(18.9)	(15.8)	1,625	0.0	1.7

(*).-	Including dividends. income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking (GTB): includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory (FS&A): includes the units of origination and distribution of corporate loans and structured financings. bond and securitisation origination teams. corporate finance units (mergers and acquisitions. primary markets of equities. investment solutions for corporate clients via derivatives), and asset & capital structuring.
(3)	Global Markets (GM): includes the sale and distribution of fixed income and equity derivatives. interest rates and inflation; the trading and hedging of exchange rates. and short-term money markets for the Group’s wholesale and retail clients; management of books associated with distribution; and brokerage of equities. and derivatives for investment and hedging solutions.

32

FINANCIAL REPORT 2015	JANUARY - DECEMBER

      33

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	2015	2014	Amount	%	2013
Balance sheet (EUR million)
Total assets	1,340,260	1,266,296	73,964	5.8	1,134,128
Net customer loans	790,848	734,711	56,137	7.6	684,690
Customer deposits	683,122	647,628	35,495	5.5	607,836
Managed and marketed customer funds	1,075,565	1,023,437	52,128	5.1	946,210
Stockholders’ equity	88,040	80,806	7,234	9.0	70,327
Total managed and marketed funds	1,506,520	1,428,083	78,437	5.5	1,270,042

Underlying income statement* (EUR million)
Net interest income	32,189	29,548	2,642	8.9	28,419
Gross income	45,272	42,612	2,660	6.2	41,920
Pre-provision profit (net operating income)	23,702	22,574	1,128	5.0	21,762
Profit before taxes	10,939	9,720	1,219	12.5	7,362
Attributable profit to the Group	6,566	5,816	750	12.9	4,175

(*).- Variations w/o exchange rate

Net interest income: +8.0%; Gross income: +5.6%; Pre-provision profit: +4.4%; Attributable profit: +9,4%

Underlying EPS, profitability and efficiency (%)
EPS (euro) (1)	0.45	0.48	(0.03)	(7.0)	0.39
RoE (2)	7.2	7.0			5.8
RoTE (2)	11.0	11.0			9.6
RoA	0.6	0.6			0.4
RoRWA (3)	1.3	1.3
Efficiency ratio (with amortisations)	47.6	47.0			48.1

Solvency and NPL ratios (%)
CET1 fully-loaded (2) (3)	10.05	9.65
CET1 phase-in (2) (3)	12.55	12.23
NPL ratio	4.36	5.19			5.61
Coverage ratio	73.1	67.2			64.9

Market capitalisation and shares
Shares (millions)	14,434	12,584	1,850	14.7	11,333
Share price (euros)	4.558	6.996	(2.438)	(34.8)	6.506
Market capitalisation (EUR million)	65,792	88,041	(22,248)	(25.3)	73,735
Book value (euro)	6.12	6.42			6.21
Price / Book value (X)	0.75	1.09			1.05
P/E ratio (X)	10.23	14.59			16.89

Other data
Number of shareholders	3,573,277	3,240,395	332,882	10.3	3,299,026
Number of employees	193,863	185,405	8,458	4.6	186,540
Number of branches	13,030	12,951	79	0.6	13,781

(*).-	Excluding non-recurring net capital gains and provisions (2015: -EUR 600 million; 4Q’15: -EUR 1,435 million)
(1).-	Underlying EPS: Underlying attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	In 2014, pro-forma taking into account the January 2015 capital increase
(3).-	The 2013 figures are excluded because they are not compatible due to the new CRD IV directive

Note: The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 26 2016, following a favourable report from the Audit Committee on January, 20 2016. The Audit Committee verified that the information for 2015 was based on the same principles and practices as those used to draw up the annual financial statements.

Underlying income statement

EUR million

			Variation
	2015	2014	Amount	%	2013

Net interest income	32,189	29,548	2,642	8.9	28,419
Net fees	10,033	9,696	337	3.5	9,622
Gains (losses) on financial transactions	2,386	2,850	(464)	(16.3)	3,496
Other operating income	665	519	146	28.1	383
Dividends	455	435	20	4.5	378
Income from equity-accounted method	375	243	132	54.3	283
Other operating income/expenses	(165)	(159)	(6)	3.8	(278)
Gross income	45,272	42,612	2,660	6.2	41,920
Operating expenses	(21,571)	(20,038)	(1,532)	7.6	(20,158)
General administrative expenses	(19,152)	(17,781)	(1,371)	7.7	(17,758)
Personnel	(11,107)	(10,213)	(894)	8.8	(10,276)
Other general administrative expenses	(8,045)	(7,568)	(477)	6.3	(7,482)
Depreciation and amortisation	(2,419)	(2,257)	(161)	7.1	(2,400)
Net operating income	23,702	22,574	1,128	5.0	21,762
Net loan-loss provisions	(10,108)	(10,562)	454	(4.3)	(12,340)
Impairment losses on other assets	(462)	(375)	(87)	23.2	(524)
Other income	(2,192)	(1,917)	(275)	14.3	(1,535)
Underlying profit before taxes	10,939	9,720	1,219	12.5	7,362
Tax on profit	(3,120)	(2,696)	(424)	15.7	(1,995)
Underlying profit from continuing operations	7,819	7,024	795	11.3	5,367
Net profit from discontinued operations	—	(26)	26	(100.0)	(15)
Underlying consolidated profit	7,819	6,998	822	11.7	5,352
Minority interests	1,253	1,182	72	6.1	1,177
Underlying attributable profit to the Group	6,566	5,816	750	12.9	4,175

Underlying EPS (euros) (1)	0.45	0.48	(0.03)	(7.0)	0.39
Underlying diluted EPS (euros) (1)	0.44	0.48	(0.03)	(7.0)	0.38

Pro memoria:
Average total assets	1,345,657	1,203,260	142,397	11.8	1,230,166
Average stockholders’ equity (2)	90,798	82,545	8,253	10.0	71,509
NOTE: Excluding net capital gains and provisions

(1).-	Underlying EPS: Underlying attributable profit including the issuances AT1 cost recorded in shareholders’ equity / average number of shares for the period excluding treasury shares
(2).-	Stockholders’ equity: Sharedholders’ equity + Equity adjustments by valuation. In 2014, pro-forma taking into account the January 2015 capital increase

Underlying quarterly income statement

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15

Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983	7,888
Net fees	2,331	2,403	2,439	2,524	2,524	2,586	2,474	2,448
Gains (losses) on financial transactions	767	511	952	620	695	372	634	684
Other operating income	34	204	99	182	186	379	225	(126)
Dividends	31	220	72	112	33	239	75	107
Income from equity-accounted method	65	42	72	64	99	101	93	82
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57	(315)
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316	10,894
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)	(5,422)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)	(4,810)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)	(2,799)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)	(2,011)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)	(612)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974	5,472
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)	(2,558)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)	(215)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)	(526)
Underlying profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778	2,173
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)	(471)
Underlying profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991	1,702
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991	1,702
Minority interests	277	318	296	291	350	350	311	242
Underlying attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680	1,460

Underlying EPS (euros)	0.11	0.12	0.13	0.11	0.12	0.12	0.11	0.10
Underlying diluted EPS (euros)	0.11	0.12	0.13	0.11	0.12	0.12	0.11	0.10

NOTE: Excluding net capital gains and provisions

Underlying income statement

Constant EUR million

			Variation
	2015	2014	Amount	%

Net interest income	32,189	29,801	2,388	8.0
Net fees	10,033	9,616	417	4.3
Gains (losses) on financial transactions	2,386	2,918	(532)	(18.2)
Other operating income	665	534	131	24.6
Dividends	455	431	24	5.5
Income from equity-accounted method	375	218	158	72.4
Other operating income/expenses	(165)	(115)	(50)	43.6
Gross income	45,272	42,869	2,403	5.6
Operating expenses	(21,571)	(20,175)	(1,396)	6.9
General administrative expenses	(19,152)	(17,909)	(1,243)	6.9
Personnel	(11,107)	(10,318)	(789)	7.6
Other general administrative expenses	(8,045)	(7,592)	(454)	6.0
Depreciation and amortisation	(2,419)	(2,265)	(153)	6.8
Net operating income	23,702	22,695	1,007	4.4
Net loan-loss provisions	(10,108)	(10,533)	424	(4.0)
Impairment losses on other assets	(462)	(377)	(86)	22.7
Other income	(2,192)	(1,866)	(326)	17.5
Underlying profit before taxes	10,939	9,919	1,020	10.3
Tax on profit	(3,120)	(2,747)	(372)	13.6
Underlying profit from continuing operations	7,819	7,172	647	9.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Underlying consolidated profit	7,819	7,146	674	9.4
Minority interests	1,253	1,183	70	6.0
Underlying attributable profit to the Group	6,566	5,963	603	10.1

NOTE: Excluding net capital gains and provisions

Underlying quarterly income statement

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15

Net interest income	7,193	7,453	7,443	7,713	7,769	8,045	8,156	8,220
Net fees	2,356	2,390	2,388	2,481	2,434	2,515	2,527	2,557
Gains (losses) on financial transactions	789	539	953	638	689	361	641	694
Other operating income	38	204	104	187	186	376	226	(123)
Dividends	33	216	71	111	33	237	76	109
Income from equity-accounted method	61	36	64	56	92	96	98	89
Other operating income/expenses	(56)	(47)	(31)	20	60	42	53	(321)
Gross income	10,377	10,586	10,888	11,018	11,078	11,297	11,550	11,348
Operating expenses	(4,967)	(4,954)	(5,047)	(5,207)	(5,232)	(5,299)	(5,433)	(5,606)
General administrative expenses	(4,363)	(4,406)	(4,492)	(4,647)	(4,654)	(4,707)	(4,814)	(4,977)
Personnel	(2,521)	(2,549)	(2,573)	(2,675)	(2,685)	(2,771)	(2,762)	(2,890)
Other general administrative expenses	(1,843)	(1,857)	(1,919)	(1,972)	(1,969)	(1,937)	(2,052)	(2,087)
Depreciation and amortisation	(603)	(548)	(554)	(560)	(578)	(592)	(620)	(629)
Net operating income	5,410	5,632	5,842	5,811	5,846	5,998	6,116	5,742
Net loan-loss provisions	(2,750)	(2,626)	(2,744)	(2,413)	(2,461)	(2,428)	(2,542)	(2,677)
Impairment losses on other assets	(87)	(71)	(67)	(152)	(59)	(76)	(108)	(218)
Other income	(338)	(421)	(459)	(648)	(432)	(586)	(620)	(554)
Underlying profit before taxes	2,235	2,515	2,572	2,598	2,894	2,908	2,846	2,292
Tax on profit	(586)	(685)	(650)	(826)	(892)	(916)	(811)	(502)
Underlying profit from continuing operations	1,649	1,829	1,922	1,772	2,002	1,992	2,035	1,790
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,649	1,829	1,915	1,752	2,002	1,992	2,035	1,790
Minority interests	279	319	288	297	342	339	318	254
Underlying attributable profit to the Group	1,371	1,510	1,627	1,455	1,660	1,653	1,717	1,536

NOTE: Excluding net capital gains and provisions

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2015	2014	31.12.15	31.12.14

US$	1.109	1.326	1.089	1.214
Pound sterling	0.725	0.806	0.734	0.779
Brazilian real	3.645	3.118	4.312	3.221
Mexican peso	17.568	17.647	18.915	17.868
Chilean peso	724.014	756.718	773.772	737.323
Argentine peso	10.207	10.747	14.140	10.277
Polish zloty	4.182	4.185	4.264	4.273

Net fees

EUR million

			Variation
	2015	2014	Amount	%	2013

Fees from services	6,040	5,827	213	3.7	5,851
Mutual & pension funds	862	913	(50)	(5.5)	831
Securities and custody	905	763	142	18.6	655
Insurance	2,225	2,193	32	1.5	2,284
Net fee income	10,033	9,696	337	3.5	9,622

Operating expenses

EUR million

			Variation
	2015	2014	Amount	%	2013

Personnel expenses	11,107	10,213	894	8.8	10,276
General expenses	8,045	7,568	477	6.3	7,482
Information technology	1,039	936	102	10.9	985
Communications	587	489	99	20.2	540
Advertising	705	654	50	7.6	637
Buildings and premises	1,786	1,775	11	0.6	1,815
Printed and office material	157	155	2	1.0	169
Taxes (other than profit tax)	529	460	69	14.9	458
Other expenses	3,243	3,098	144	4.7	2,879
Personnel and general expenses	19,152	17,781	1,371	7.7	17,758
Depreciation and amortisation	2,419	2,257	161	7.1	2,400
Total operating expenses	21,571	20,038	1,532	7.6	20,158

Net loan-loss provisions

EUR million

			Variation
	2015	2014	Amount	%	2013

Non performing loans	11,484	11,922	(438)	(3.7)	13,405
Country-risk	(0)	(24)	23	(98.8)	2
Recovery of written-off assets	(1,375)	(1,336)	(39)	2.9	(1,068)
Total	10,108	10,562	(454)	(4.3)	12,340

Balance sheet

EUR million

			Variation
	31.12.15	31.12.14	Amount	%	31.12.13
Assets
Cash on hand and deposits at central banks	81,329	69,428	11,901	17.1	77,103
Trading portfolio	147,287	148,888	(1,601)	(1.1)	115,309
Debt securities	43,964	54,374	(10,410)	(19.1)	40,841
Customer loans	6,081	2,921	3,160	108.2	5,079
Equities	18,225	12,920	5,305	41.1	4,967
Trading derivatives	76,724	76,858	(134)	(0.2)	58,920
Deposits from credit institutions	2,293	1,815	478	26.4	5,503
Other financial assets at fair value	45,043	42,673	2,370	5.6	31,441
Customer loans	14,293	8,971	5,322	59.3	13,255
Other (deposits at credit institutions, debt securities and equities	30,750	33,702	(2,952)	(8.8)	18,185
Available-for-sale financial assets	122,036	115,251	6,785	5.9	83,799
Debt securities	117,187	110,249	6,938	6.3	79,844
Equities	4,849	5,001	(152)	(3.0)	3,955
Loans	831,637	781,635	50,002	6.4	731,420
Deposits at credit institutions	50,256	51,306	(1,050)	(2.0)	57,178
Customer loans	770,474	722,819	47,655	6.6	666,356
Debt securities	10,907	7,510	3,397	45.2	7,886
Held-to-maturity investments	4,355	—	4,355	—	—
Investments	3,251	3,471	(220)	(6.3)	3,377
Intangible assets and property and equipment	27,790	26,109	1,681	6.4	18,137
Goodwill	26,960	27,548	(588)	(2.1)	24,263
Other	50,572	51,293	(721)	(1.4)	49,279
Total assets	1,340,260	1,266,296	73,964	5.8	1,134,128

Liabilities and shareholders’ equity
Trading portfolio	105,218	109,792	(4,574)	(4.2)	94,695
Customer deposits	9,187	5,544	3,643	65.7	8,500
Marketable debt securities	—	—	—	—	1
Trading derivatives	76,414	79,048	(2,634)	(3.3)	58,910
Other	19,617	25,200	(5,583)	(22.2)	27,285
Other financial liabilities at fair value	54,768	62,318	(7,550)	(12.1)	42,311
Customer deposits	26,357	33,127	(6,770)	(20.4)	26,484
Marketable debt securities	3,373	3,830	(457)	(11.9)	4,086
Due to central banks and credit institutions	25,038	25,360	(322)	(1.3)	11,741
Financial liabilities at amortized cost	1,039,343	961,053	78,290	8.1	880,115
Due to central banks and credit institutions	148,079	122,437	25,642	20.9	92,390
Customer deposits	647,578	608,956	38,622	6.3	572,853
Marketable debt securities	201,656	193,059	8,597	4.5	182,234
Subordinated debt	21,153	17,132	4,021	23.5	16,139
Other financial liabilities	20,877	19,468	1,409	7.2	16,499
Insurance liabilities	627	713	(86)	(12.0)	1,430
Provisions	14,494	15,376	(882)	(5.7)	14,599
Other liability accounts	27,057	27,331	(274)	(1.0)	20,680
Total liabilities	1,241,507	1,176,581	64,926	5.5	1,053,830
Shareholders’ equity	102,402	91,664	10,738	11.7	84,479
Capital stock	7,217	6,292	925	14.7	5,667
Reserves	90,765	80,026	10,739	13.4	75,044
Attributable profit to the Group	5,966	5,816	150	2.6	4,175
Less: dividends	(1,546)	(471)	(1,075)	228.4	(406)
Equity adjustments by valuation	(14,362)	(10,858)	(3,504)	32.3	(14,153)
Minority interests	10,713	8,909	1,804	20.3	9,972
Total equity	98,753	89,714	9,039	10.1	80,298
Total liabilities and equity	1,340,260	1,266,296	73,964	5.8	1,134,128

Balance sheet

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Assets
Cash on hand and deposits at central banks	82,402	83,877	76,478	69,428	67,741	67,962	70,841	81,329
Trading portfolio	128,631	130,773	142,840	148,888	168,709	151,201	149,903	147,287
Debt securities	48,765	54,115	58,325	54,374	53,564	51,152	43,882	43,964
Customer loans	5,902	1,637	524	2,921	5,726	5,789	8,235	6,081
Equities	8,200	9,400	9,770	12,920	15,412	18,272	15,257	18,225
Trading derivatives	60,252	64,335	71,533	76,858	89,305	72,557	80,425	76,724
Deposits from credit institutions	5,511	1,287	2,688	1,815	4,702	3,431	2,104	2,293
Other financial assets at fair value	38,992	30,421	35,925	42,673	48,892	37,245	52,110	45,043
Customer loans	11,054	11,031	10,266	8,971	10,201	11,307	12,320	14,293
Other (deposits at credit institutions, debt securities and equities	27,939	19,390	25,659	33,702	38,691	25,938	39,790	30,750
Available-for-sale financial assets	90,889	90,636	99,226	115,251	124,536	129,035	117,835	122,036
Debt securities	86,849	85,773	94,333	110,249	118,974	123,988	112,965	117,187
Equities	4,039	4,864	4,893	5,001	5,562	5,047	4,870	4,849
Loans	731,597	755,264	784,406	781,635	847,887	844,932	816,665	831,637
Deposits at credit institutions	46,357	53,232	65,372	51,306	62,600	55,949	50,413	50,256
Customer loans	677,639	694,231	711,198	722,819	778,038	782,137	756,465	770,474
Debt securities	7,600	7,801	7,836	7,510	7,250	6,846	9,788	10,907
Held-to-maturity investments	—	—	—	—	—	—	4,405	4,355
Investments	3,502	3,604	3,619	3,471	3,564	3,559	3,278	3,251
Intangible assets and property and equipment	19,035	19,739	21,431	26,109	27,238	27,112	27,264	27,790
Goodwill	26,056	26,663	27,364	27,548	28,667	28,594	26,777	26,960
Other	47,738	47,191	49,814	51,293	52,455	49,736	51,349	50,572
Total assets	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376	1,320,427	1,340,260

Liabilities and shareholders’ equity
Trading portfolio	105,947	96,621	107,225	109,792	125,507	107,888	112,461	105,218
Customer deposits	13,197	5,250	9,101	5,544	6,794	7,635	9,693	9,187
Marketable debt securities	1	—	197	—	—	—	—	—
Trading derivatives	59,664	64,255	71,858	79,048	92,439	73,750	80,572	76,414
Other	33,084	27,116	26,068	25,200	26,273	26,503	22,195	19,617
Other financial liabilities at fair value	51,500	50,446	62,969	62,318	64,078	55,364	58,601	54,768
Customer deposits	33,683	32,103	35,247	33,127	40,190	31,756	27,094	26,357
Marketable debt securities	5,088	3,864	4,048	3,830	3,958	4,024	3,352	3,373
Deposits at credit institutions	12,730	14,479	23,674	25,360	19,929	19,584	28,155	25,038
Financial liabilities at amortized cost	889,288	914,107	939,586	961,053	1,031,385	1,029,054	1,009,566	1,039,343
Due to central banks and credit institutions	98,113	104,111	106,229	122,437	142,133	138,888	141,617	148,079
Customer deposits	573,255	580,408	601,983	608,956	640,378	648,508	632,449	647,578
Marketable debt securities	179,446	187,631	191,349	193,059	204,353	196,429	193,905	201,656
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836	19,606	21,153
Other financial liabilities	20,735	22,914	22,692	19,468	24,775	25,393	21,990	20,877
Insurance liabilities	1,548	1,602	1,671	713	670	648	644	627
Provisions	15,014	15,319	14,589	15,376	15,452	15,470	13,775	14,494
Other liability accounts	23,286	24,619	27,041	27,331	30,492	29,000	26,693	27,057
Total liabilities	1,086,583	1,102,715	1,153,081	1,176,581	1,267,584	1,237,424	1,221,740	1,241,507
Shareholders’ equity	85,371	86,774	87,893	91,664	99,987	101,904	103,307	102,402
Capital stock	5,781	5,889	5,994	6,292	7,030	7,158	7,158	7,217
Reserves	78,288	78,129	77,764	80,026	91,240	91,201	90,924	90,765
Attributable profit to the Group	1,303	2,756	4,361	5,816	1,717	4,261	5,941	5,966
Less: dividends	—	—	(226)	(471)	—	(716)	(716)	(1,546)
Equity adjustments by valuation	(13,254)	(11,858)	(10,568)	(10,858)	(8,072)	(10,407)	(14,987)	(14,362)
Minority interests	10,142	10,538	10,697	8,909	10,190	10,455	10,367	10,713
Total equity	82,259	85,455	88,023	89,714	102,105	101,952	98,687	98,753
Total liabilities and equity	1,168,842	1,188,169	1,241,104	1,266,296	1,369,689	1,339,376	1,320,427	1,340,260

Customer loans

EUR million

			Variation
	31.12.15	31.12.14	Amount	%	31.12.13

Spanish Public sector	13,993	17,465	(3,472)	(19.9)	13,374
Other residents	153,863	154,905	(1,042)	(0.7)	160,478
Commercial bills	9,037	7,293	1,744	23.9	7,301
Secured loans	92,478	96,426	(3,947)	(4.1)	96,420
Other loans	52,348	51,187	1,161	2.3	56,757
Non-resident sector	649,509	589,557	59,952	10.2	537,587
Secured loans	409,136	369,266	39,870	10.8	320,629
Other loans	240,373	220,291	20,082	9.1	216,958
Gross customer loans	817,366	761,928	55,438	7.3	711,439
Loan-loss allowances	26,517	27,217	(700)	(2.6)	26,749
Net customer loans	790,848	734,711	56,137	7.6	684,690
Pro memoria: Doubtful loans	36,133	40,424	(4,292)	(10.6)	41,088
Public sector	145	167	(22)	(13.2)	99
Other residents	16,301	19,951	(3,650)	(18.3)	21,763
Non-resident sector	19,686	20,306	(620)	(3.1)	19,226

Customer loans

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Spanish Public sector	15,409	16,227	16,204	17,465	17,392	16,034	15,207	13,993
Other residents	162,693	162,352	158,190	154,905	155,846	155,774	152,196	153,863
Commercial bills	6,797	6,689	6,459	7,293	8,188	8,471	8,228	9,037
Secured loans	97,648	98,962	97,753	96,426	96,271	93,731	93,404	92,478
Other loans	58,248	56,701	53,978	51,187	51,387	53,571	50,564	52,348
Non-resident sector	543,753	555,784	575,032	589,557	648,820	654,899	635,840	649,509
Secured loans	323,789	339,213	351,910	369,266	403,085	410,797	398,110	409,136
Other loans	219,964	216,571	223,122	220,291	245,736	244,102	237,730	240,373
Gross customer loans	721,856	734,363	749,426	761,928	822,059	826,707	803,243	817,366
Loan-loss allowances	27,261	27,464	27,438	27,217	28,094	27,474	26,224	26,517
Net customer loans	694,595	706,899	721,988	734,711	793,965	799,233	777,020	790,848
Pro memoria: Doubtful loans	41,101	40,948	40,440	40,424	40,711	39,154	36,864	36,133
Public sector	88	126	167	167	169	173	190	145
Other residents	21,741	21,003	20,360	19,951	19,327	18,167	17,130	16,301
Non-resident sector	19,272	19,819	19,914	20,306	21,215	20,814	19,544	19,686

Credit risk management *

EUR million

			Variation
	31.12.15	31.12.14	Amount	%	31.12.13

Non-performing loans	37,094	41,709	(4,615)	(11.1)	42,420
NPL ratio (%)	4.36	5.19	(0.83 p. )		5.61
Loan-loss allowances	27,121	28,046	(925)	(3.3)	27,526
Specific	17,707	21,784	(4,077)	(18.7)	22,433
Generic	9,414	6,262	3,152	50.3	5,093
Coverage ratio (%)	73.1	67.2	5.9 p.		64.9
Cost of credit (%) **	1.25	1.43	(0.18 p. )		1.69

(*).-	Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Non-performing loans	42,300	42,334	41,727	41,709	41,919	40,273	37,856	37,094
NPL ratio (%)	5.52	5.45	5.28	5.19	4.85	4.64	4.50	4.36
Loan-loss allowances	28,037	28,256	28,174	28,046	28,894	28,233	26,918	27,121
Specific	22,562	22,660	22,156	21,784	20,427	19,444	18,416	17,707
Generic	5,475	5,596	6,018	6,262	8,467	8,790	8,502	9,414
Coverage ratio (%)	66.3	66.8	67.5	67.2	68.9	70.1	71.1	73.1
Cost of credit (%) **	1.65	1.56	1.52	1.43	1.38	1.32	1.26	1.25

(*).-	Excluding country-risk

(**).- 12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15

Balance at beginning of period	42,420	42,300	42,334	41,727	41,709	41,919	40,273	37,856
Net additions	2,536	2,535	1,959	2,623	2,017	1,315	2,132	2,242
Increase in scope of consolidation	148	—	—	763	54	1	—	50
Exchange differences	96	293	463	(299)	853	(36)	(1,849)	968
Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(2,715)	(2,925)	(2,699)	(4,022)
Balance at period-end	42,300	42,334	41,727	41,709	41,919	40,273	37,856	37,094

Managed and marketed customer funds

EUR million

			Variation
	31.12.15	31.12.14	Amount	%	31.12.13

Resident public sector	11,737	9,349	2,388	25.5	7,745
Other residents	157,611	163,340	(5,729)	(3.5)	161,649
Demand deposits	108,410	88,312	20,098	22.8	74,969
Time deposits	47,297	67,495	(20,198)	(29.9)	80,146
Other	1,904	7,532	(5,629)	(74.7)	6,535
Non-resident sector	513,775	474,939	38,836	8.2	438,442
Demand deposits	313,175	273,889	39,286	14.3	230,715
Time deposits	146,317	151,113	(4,796)	(3.2)	161,300
Other	54,283	49,937	4,346	8.7	46,427
Customer deposits	683,122	647,628	35,495	5.5	607,836
Debt securities	205,029	196,890	8,139	4.1	186,321
Subordinated debt	21,153	17,132	4,021	23.5	16,139
On-balance-sheet customer funds	909,304	861,649	47,655	5.5	810,296
Mutual funds	129,077	124,708	4,369	3.5	103,967
Pension funds	11,376	11,481	(105)	(0.9)	10,879
Managed portfolios	25,808	25,599	209	0.8	21,068
Other managed and marketed customer funds	166,260	161,788	4,473	2.8	135,914
Managed and marketed customer funds	1,075,565	1,023,437	52,128	5.1	946,210

Managed and marketed customer funds

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Resident public sector	7,856	7,357	9,689	9,349	12,706	8,526	8,886	11,737
Other residents	158,292	163,548	162,313	163,340	163,702	164,045	164,067	157,611
Demand deposits	76,468	79,661	82,530	88,312	94,580	102,770	105,730	108,410
Time deposits	76,823	77,913	75,837	67,495	65,118	58,925	56,134	47,297
Other	5,000	5,974	3,945	7,532	4,005	2,350	2,203	1,904
Non-resident sector	453,988	446,855	474,329	474,939	510,954	515,328	496,283	513,775
Demand deposits	232,123	244,068	259,141	273,889	299,008	309,849	302,251	313,175
Time deposits	163,845	155,736	156,448	151,113	156,089	149,958	139,295	146,317
Other	58,020	47,052	58,739	49,937	55,856	55,521	54,736	54,283
Customer deposits	620,135	617,761	646,331	647,628	687,362	687,900	669,236	683,122
Debt securities	184,534	191,495	195,595	196,890	208,312	200,453	197,257	205,029
Subordinated debt	17,738	19,043	17,334	17,132	19,746	19,836	19,606	21,153
On-balance-sheet customer funds	822,408	828,299	859,259	861,649	915,419	908,189	886,099	909,304
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582	122,365	129,077
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220	11,376
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675	25,828	25,808
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760	159,414	166,260
Managed and marketed customer funds	966,704	982,494	1,020,433	1,023,437	1,091,174	1,082,948	1,045,513	1,075,565

Eligible capital. December 2015

EUR million

	Phase-in	Fully loaded

CET1	73,478	58,705
Basic capital	73,478	64,209
Eligible capital	84,346	76,205
Risk-weighted assets	585,609	583,893

CET1 capital ratio	12.55	10.05
T1 capital ratio	12.55	11.00
BIS ratio	14.40	13.05

Eligible capital (fully loaded)*

EUR million

			Variation
	31.12.15	31.12.14	Amount	%

Capital stock and reserves	98,193	93,748	4,445	4.7
Attributable profit	5,966	5,816	150	2.6
Dividends	(2,268)	(1,014)	(1,254)	123.7
Other retained earnings	(15,448)	(11,468)	(3,980)	34.7
Minority interests	6,148	4,131	2,017	48.8
Goodwill and intangible assets	(28,254)	(29,164)	910	(3.1)
Treasury stock and other deductios	(5,633)	(5,767)	134	(2.3)
Core CET1	58,705	56,282	2,423	4.3
Preferred shares and other eligibles T1	5,504	4,728	776	16.4
Tier 1	64,209	61,010	3,199	5.2
Generic funds and eligible T2 instruments	11,996	7,561	4,435	58.7
Eligible capital	76,205	68,571	7,634	11.1
Risk-weighted assets	583,893	583,366	527	0.1

CET1 capital ratio	10.05	9.65	0.40
T1 capital ratio	11.00	10.46	0.54
BIS ratio	13.05	11.75	1.30

(*).-	In 2014, pro-forma data taking into account the January 2015 capital increase

Information on total profit *

			Variation
	2015	2014	Amount	%	2013

Attributable profit to the Group	5,966	5,816	150	2.6	4,175
EPS (euro)	0.40	0.48	(0.08)	(15.9)	0.39
RoE (1)	6.6	7.0			5.8
RoTE (1)	10.0	11.0			9.6
RoA	0.5	0.6			0.4
RoRWA (2)	1.2	1.3
P/E ratio (X)	11.30	14.59			16.89

(*).-	Including net capital gains and provisions
(1).-	In 2014, pro-forma taking into account the January 2015 capital increase
(2).-	The 2013 figures are excluded because they are not compatible due to the new CRD IV directive

Income statement

EUR million

			Variation
	2015	2014	Amount	%	2013

Net interest income	32,189	29,548	2,642	8.9	28,419
Net fees	10,033	9,696	337	3.5	9,622
Gains (losses) on financial transactions	2,386	2,850	(464)	(16.3)	3,496
Other operating income	665	519	146	28.1	383
Dividends	455	435	20	4.5	378
Income from equity-accounted method	375	243	132	54.3	283
Other operating income/expenses	(165)	(159)	(6)	3.8	(278)
Gross income	45,272	42,612	2,660	6.2	41,920
Operating expenses	(21,571)	(20,038)	(1,532)	7.6	(20,158)
General administrative expenses	(19,152)	(17,781)	(1,371)	7.7	(17,758)
Personnel	(11,107)	(10,213)	(894)	8.8	(10,276)
Other general administrative expenses	(8,045)	(7,568)	(477)	6.3	(7,482)
Depreciation and amortisation	(2,419)	(2,257)	(161)	7.1	(2,400)
Net operating income	23,702	22,574	1,128	5.0	21,762
Net loan-loss provisions	(10,108)	(10,562)	454	(4.3)	(12,340)
Impairment losses on other assets	(462)	(375)	(87)	23.2	(524)
Other income	(2,192)	(1,917)	(275)	14.3	(1,535)
Underlying profit before taxes	10,939	9,720	1,219	12.5	7,362
Tax on profit	(3,120)	(2,696)	(424)	15.7	(1,995)
Underlying profit from continuing operations	7,819	7,024	795	11.3	5,367
Net profit from discontinued operations	—	(26)	26	(100.0)	(15)
Underlying consolidated profit	7,819	6,998	822	11.7	5,352
Minority interests	1,253	1,182	72	6.1	1,177
Underlying attributable profit to the Group	6,566	5,816	750	12.9	4,175
Net capital gains and provisions	(600)	—	(600)	—	—
Attributable profit to the Group	5,966	5,816	150	2.6	4,175

Quarterly income statement

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15

Net interest income	6,992	7,370	7,471	7,714	8,038	8,281	7,983	7,888
Net fees	2,331	2,403	2,439	2,524	2,524	2,586	2,474	2,448
Gains (losses) on financial transactions	767	511	952	620	695	372	634	684
Other operating income	34	204	99	182	186	379	225	(126)
Dividends	31	220	72	112	33	239	75	107
Income from equity-accounted method	65	42	72	64	99	101	93	82
Other operating income/expenses	(63)	(58)	(45)	6	53	39	57	(315)
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316	10,894
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)	(5,422)
General administrative expenses	(4,256)	(4,360)	(4,509)	(4,656)	(4,785)	(4,826)	(4,731)	(4,810)
Personnel	(2,455)	(2,515)	(2,572)	(2,670)	(2,755)	(2,836)	(2,717)	(2,799)
Other general administrative expenses	(1,801)	(1,844)	(1,937)	(1,985)	(2,030)	(1,989)	(2,015)	(2,011)
Depreciation and amortisation	(590)	(546)	(560)	(560)	(592)	(603)	(611)	(612)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974	5,472
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)	(2,558)
Impairment losses on other assets	(87)	(71)	(67)	(151)	(60)	(78)	(110)	(215)
Other income	(347)	(438)	(491)	(642)	(454)	(605)	(606)	(526)
Underlying profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778	2,173
Tax on profit	(569)	(664)	(649)	(814)	(922)	(939)	(787)	(471)
Underlying profit from continuing operations	1,579	1,771	1,908	1,766	2,067	2,059	1,991	1,702
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,579	1,771	1,901	1,746	2,067	2,059	1,991	1,702
Minority interests	277	318	296	291	350	350	311	242
Underlying attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	1,709	1,680	1,460
Net capital gains and provisions	—	—	—	—	—	835	—	(1,435)
Attributable profit to the Group	1,303	1,453	1,605	1,455	1,717	2,544	1,680	25

Income statement

Constant EUR million

			Variation
	2015	2014	Amount	%

Net interest income	32,189	29,801	2,388	8.0
Net fees	10,033	9,616	417	4.3
Gains (losses) on financial transactions	2,386	2,918	(532)	(18.2)
Other operating income	665	534	131	24.6
Dividends	455	431	24	5.5
Income from equity-accounted method	375	218	158	72.4
Other operating income/expenses	(165)	(115)	(50)	43.6
Gross income	45,272	42,869	2,403	5.6
Operating expenses	(21,571)	(20,175)	(1,396)	6.9
General administrative expenses	(19,152)	(17,909)	(1,243)	6.9
Personnel	(11,107)	(10,318)	(789)	7.6
Other general administrative expenses	(8,045)	(7,592)	(454)	6.0
Depreciation and amortisation	(2,419)	(2,265)	(153)	6.8
Net operating income	23,702	22,695	1,007	4.4
Net loan-loss provisions	(10,108)	(10,533)	424	(4.0)
Impairment losses on other assets	(462)	(377)	(86)	22.7
Other income	(2,192)	(1,866)	(326)	17.5
Underlying profit before taxes	10,939	9,919	1,020	10.3
Tax on profit	(3,120)	(2,747)	(372)	13.6
Underlying profit from continuing operations	7,819	7,172	647	9.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Underlying consolidated profit	7,819	7,146	674	9.4
Minority interests	1,253	1,183	70	6.0
Underlying attributable profit to the Group	6,566	5,963	603	10.1
Net capital gains and provisions	(600)	—	(600)	—
Attributable profit to the Group	5,966	5,963	3	0.1

Quarterly income statement

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15

Net interest income	7,193	7,453	7,443	7,713	7,769	8,045	8,156	8,220
Net fees	2,356	2,390	2,388	2,481	2,434	2,515	2,527	2,557
Gains (losses) on financial transactions	789	539	953	638	689	361	641	694
Other operating income	38	204	104	187	186	376	226	(123)
Dividends	33	216	71	111	33	237	76	109
Income from equity-accounted method	61	36	64	56	92	96	98	89
Other operating income/expenses	(56)	(47)	(31)	20	60	42	53	(321)
Gross income	10,377	10,586	10,888	11,018	11,078	11,297	11,550	11,348
Operating expenses	(4,967)	(4,954)	(5,047)	(5,207)	(5,232)	(5,299)	(5,433)	(5,606)
General administrative expenses	(4,363)	(4,406)	(4,492)	(4,647)	(4,654)	(4,707)	(4,814)	(4,977)
Personnel	(2,521)	(2,549)	(2,573)	(2,675)	(2,685)	(2,771)	(2,762)	(2,890)
Other general administrative expenses	(1,843)	(1,857)	(1,919)	(1,972)	(1,969)	(1,937)	(2,052)	(2,087)
Depreciation and amortisation	(603)	(548)	(554)	(560)	(578)	(592)	(620)	(629)
Net operating income	5,410	5,632	5,842	5,811	5,846	5,998	6,116	5,742
Net loan-loss provisions	(2,750)	(2,626)	(2,744)	(2,413)	(2,461)	(2,428)	(2,542)	(2,677)
Impairment losses on other assets	(87)	(71)	(67)	(152)	(59)	(76)	(108)	(218)
Other income	(338)	(421)	(459)	(648)	(432)	(586)	(620)	(554)
Underlying profit before taxes	2,235	2,515	2,572	2,598	2,894	2,908	2,846	2,292
Tax on profit	(586)	(685)	(650)	(826)	(892)	(916)	(811)	(502)
Underlying profit from continuing operations	1,649	1,829	1,922	1,772	2,002	1,992	2,035	1,790
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Underlying consolidated profit	1,649	1,829	1,915	1,752	2,002	1,992	2,035	1,790
Minority interests	279	319	288	297	342	339	318	254
Underlying attributable profit to the Group	1,371	1,510	1,627	1,455	1,660	1,653	1,717	1,536
Net capital gains and provisions	—	—	—	—	—	835	—	(1,435)
Attributable profit to the Group	1,371	1,510	1,627	1,455	1,660	2,488	1,717	101

Key data by principal segments

	Net operating income			Underlying profit to the Group *			Efficiency ratio (%)		Underlying ROE (%) *
	2015	2014	Var (%)	2015	2014	Var (%)	2015	2014	2015	2014
Income statement (EUR million)
Continental Europe	6,093	6,059	0.6	2,218	1,648	34.6	52.5	51.5	7.13	5.82
o/w: Spain	2,646	3,140	(15.7)	977	827	18.2	56.5	52.7	8.14	7.41
Santander Consumer Finance	2,192	1,756	24.8	938	795	18.0	44.7	45.5	12.03	11.05
Poland	683	791	(13.7)	300	355	(15.4)	46.5	42.5	12.53	16.04
Portugal	522	459	13.7	300	184	62.8	48.7	52.0	12.37	7.91
United Kingdom	3,025	2,622	15.4	1,971	1,556	26.6	52.6	52.7	11.50	11.07
Latin America	10,851	10,706	1.3	3,193	2,902	10.0	42.1	42.3	14.70	14.33
o/w: Brazil	6,689	6,937	(3.6)	1,631	1,437	13.5	40.0	41.6	13.64	12.32
Mexico	1,947	1,736	12.2	629	606	3.7	41.3	42.5	12.88	13.16
Chile	1,332	1,327	0.4	455	498	(8.6)	43.0	39.5	15.32	19.50
USA	4,774	3,740	27.7	678	861	(21.3)	38.8	37.5	6.05	7.82
Operating areas	24,744	23,128	7.0	8,059	6,967	15.7	45.9	45.7	9.93	9.46
Corporate Centre *	(1,042)	(554)	88.2	(1,493)	(1,151)	29.8
Total Group *	23,702	22,574	5.0	6,566	5,816	12.9	47.6	47.0	7.23	7.05
(*).- Not including net capital gains and provisions
	Net customer loans			Customer deposits			NPL ratio (%)		NPL coverage (%)
	31.12.15	31.12.14	Var (%)	31.12.15	31.12.14	Var (%)	31.12.15	31.12.14	31.12.15	31.12.14
Activity (EUR million)
Continental Europe	287,252	268,735	6.9	263,462	256,909	2.6	7.27	8.88	64.2	57.2
o/w: Spain	155,204	157,047	(1.2)	174,828	178,446	(2.0)	6.53	7.38	48.1	45.5
Santander Consumer Finance	73,709	60,448	21.9	32,595	30,847	5.7	3.42	4.82	109.1	100.1
Poland	18,977	16,976	11.8	21,460	20,144	6.5	6.30	7.42	64.0	60.3
Portugal	28,221	23,180	21.7	29,173	24,016	21.5	7.46	8.89	99.0	51.8
United Kingdom	282,673	251,191	12.5	231,947	202,328	14.6	1.52	1.79	38.2	41.9
Latin America	133,138	139,955	(4.9)	122,413	131,826	(7.1)	4.96	4.79	79.0	84.5
o/w: Brazil	60,238	74,373	(19.0)	56,636	68,539	(17.4)	5.98	5.05	83.7	95.4
Mexico	30,158	25,873	16.6	28,274	28,627	(1.2)	3.38	3.84	90.6	86.1
Chile	32,338	30,550	5.9	24,347	23,352	4.3	5.62	5.97	53.9	52.4
USA	84,190	70,420	19.6	60,115	51,304	17.2	2.13	2.42	225.0	193.6
Operating areas	787,254	730,301	7.8	677,937	642,367	5.5	4.39	5.19	72.6	66.6
Total Group	790,848	734,711	7.6	683,122	647,628	5.5	4.36	5.19	73.1	67.2

	Employees		Branches
	31.12.15	31.12.14	31.12.15	31.12.14
Operating means
Continental Europe	58,049	56,645	5,548	5,482
o/w: Spain	24,216	24,840	3,467	3,511
Santander Consumer Finance	14,533	13,138	588	579
Poland	11,474	12,010	723	788
Portugal	6,568	5,448	752	594
United Kingdom	25,866	25,678	858	929
Latin America	89,819	84,336	5,841	5,729
o/w: Brazil	49,520	46,532	3,443	3,411
Mexico	17,847	16,956	1,377	1,347
Chile	12,454	12,123	472	475
USA	18,123	16,687	783	811
Operating areas	191,857	183,346	13,030	12,951
Corporate Centre	2,006	2,059
Total Group	193,863	185,405	13,030	12,951

Operating areas

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	32,817	30,160	2,657	8.8
Net fees	10,046	9,729	317	3.3
Gains (losses) on financial transactions	2,235	2,150	85	4.0
Other operating income *	669	541	128	23.8
Gross income	45,767	42,580	3,187	7.5
Operating expenses	(21,024)	(19,453)	(1,571)	8.1
General administrative expenses	(19,274)	(17,737)	(1,537)	8.7
Personnel	(10,313)	(9,610)	(704)	7.3
Other general administrative expenses	(8,961)	(8,127)	(833)	10.3
Depreciation and amortisation	(1,750)	(1,716)	(34)	2.0
Net operating income	24,744	23,128	1,616	7.0
Net loan-loss provisions	(10,135)	(10,564)	429	(4.1)
Other income	(2,147)	(1,840)	(307)	16.7
Profit before taxes	12,462	10,724	1,738	16.2
Tax on profit	(3,179)	(2,548)	(631)	24.8
Profit from continuing operations	9,283	8,176	1,107	13.5
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	9,283	8,150	1,133	13.9
Minority interests	1,224	1,183	41	3.4
Attributable profit to the Group	8,059	6,967	1,093	15.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	787,254	730,301	56,953	7.8
Trading portfolio (w/o loans)	136,258	142,031	(5,773)	(4.1)
Available-for-sale financial assets	118,263	111,952	6,311	5.6
Due from credit institutions **	123,150	106,259	16,892	15.9
Intangible assets and property and equipment	27,501	25,312	2,189	8.6
Other assets	127,842	111,498	16,344	14.7
Total assets/liabilities & shareholders’ equity	1,320,269	1,227,354	92,916	7.6
Customer deposits **	677,937	642,367	35,570	5.5
Marketable debt securities **	177,239	171,932	5,306	3.1
Subordinated debt **	11,558	13,025	(1,467)	(11.3)
Insurance liabilities	627	713	(86)	(12.0)
Due to credit institutions **	224,860	170,763	54,097	31.7
Other liabilities	147,359	149,679	(2,320)	(1.5)
Stockholders’ equity ***	80,690	78,875	1,815	2.3
Other managed and marketed customer funds	166,260	161,788	4,473	2.8
Mutual funds	129,077	124,708	4,369	3.5
Pension funds	11,376	11,481	(105)	(0.9)
Managed portfolios	25,808	25,599	209	0.8
Managed and marketed customer funds	1,032,994	989,112	43,882	4.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	9.93	9.46	0.47 p.
Efficiency ratio (with amortisations)	45.9	45.7	0.3 p.
NPL ratio	4.39	5.19	(0.80 p.	)
NPL coverage	72.6	66.6	6.0 p.
Number of employees	191,857	183,346	8,511		4.6
Number of branches	13,030	12,951	79		0.6

Operating areas

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	7,225	7,523	7,583	7,829	8,259	8,413	8,121	8,025
Net fees	2,338	2,407	2,442	2,542	2,526	2,592	2,474	2,454
Gains (losses) on financial transactions	552	426	714	458	684	440	544	568
Other operating income *	34	214	105	189	205	351	233	(120)
Gross income	10,149	10,570	10,844	11,017	11,674	11,795	11,372	10,926
Operating expenses	(4,702)	(4,760)	(4,924)	(5,067)	(5,235)	(5,279)	(5,200)	(5,310)
General administrative expenses	(4,246)	(4,362)	(4,501)	(4,628)	(4,809)	(4,825)	(4,772)	(4,869)
Personnel	(2,300)	(2,363)	(2,444)	(2,503)	(2,561)	(2,638)	(2,524)	(2,591)
Other general administrative expenses	(1,946)	(1,998)	(2,058)	(2,125)	(2,248)	(2,187)	(2,247)	(2,278)
Depreciation and amortisation	(456)	(398)	(422)	(439)	(426)	(454)	(428)	(441)
Net operating income	5,446	5,810	5,921	5,950	6,438	6,517	6,172	5,616
Net loan-loss provisions	(2,697)	(2,637)	(2,777)	(2,454)	(2,562)	(2,510)	(2,478)	(2,585)
Other income	(406)	(460)	(505)	(468)	(417)	(551)	(568)	(612)
Profit before taxes	2,343	2,713	2,638	3,029	3,460	3,456	3,126	2,420
Tax on profit	(577)	(677)	(619)	(675)	(927)	(908)	(743)	(601)
Profit from continuing operations	1,767	2,036	2,019	2,354	2,533	2,548	2,383	1,819
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	1,767	2,036	2,013	2,335	2,533	2,548	2,383	1,819
Minority interests	277	318	297	291	324	351	309	240
Attributable profit to the Group	1,489	1,718	1,716	2,043	2,209	2,197	2,075	1,579
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	688,025	702,679	717,640	730,301	788,337	793,222	773,108	787,254
Trading portfolio (w/o loans)	114,653	125,128	136,469	142,031	155,363	139,904	139,151	136,258
Available-for-sale financial assets	88,974	88,206	96,988	111,952	121,160	125,314	114,250	118,263
Due from credit institutions **	105,998	96,069	113,863	106,259	129,653	113,202	132,666	123,150
Intangible assets and property and equipment	18,535	19,088	20,741	25,312	26,426	26,288	26,216	27,501
Other assets	117,413	116,029	114,998	111,498	115,523	105,130	117,334	127,842
Total assets/liabilities & shareholders’ equity	1,133,598	1,147,198	1,200,700	1,227,354	1,336,462	1,303,060	1,302,725	1,320,269
Customer deposits **	618,791	616,217	644,698	642,367	684,808	685,723	667,240	677,937
Marketable debt securities **	155,756	163,197	169,655	171,932	181,901	178,233	172,809	177,239
Subordinated debt **	13,565	13,780	13,853	13,025	13,890	12,975	11,252	11,558
Insurance liabilities	1,548	1,602	1,671	713	670	648	644	627
Due to credit institutions **	142,385	141,670	147,170	170,763	201,645	191,210	217,592	224,860
Other liabilities	129,158	137,235	148,573	149,679	174,028	153,987	153,095	147,359
Stockholders’ equity ***	72,394	73,496	75,079	78,875	79,520	80,284	80,093	80,690
Other managed and marketed customer funds	144,296	154,195	161,174	161,788	175,755	174,760	159,414	166,260
Mutual funds	111,392	119,739	124,911	124,708	135,254	135,582	122,365	129,077
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220	11,376
Managed portfolios	21,839	23,198	24,923	25,599	28,541	27,675	25,828	25,808
Managed and marketed customer funds	932,408	947,389	989,379	989,112	1,056,354	1,051,690	1,010,715	1,032,994

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.54	5.46	5.29	5.19	4.87	4.68	4.52	4.39
NPL coverage	66.0	66.4	67.0	66.6	68.3	69.4	70.5	72.6
Cost of credit	1.61	1.55	1.50	1.44	1.38	1.33	1.27	1.26

Operating areas

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	32,817	30,414	2,403	7.9
Net fees	10,046	9,649	397	4.1
Gains (losses) on financial transactions	2,235	2,219	17	0.7
Other operating income *	669	560	109	19.5
Gross income	45,767	42,842	2,925	6.8
Operating expenses	(21,024)	(19,588)	(1,435)	7.3
General administrative expenses	(19,274)	(17,865)	(1,409)	7.9
Personnel	(10,313)	(9,715)	(599)	6.2
Other general administrative expenses	(8,961)	(8,150)	(811)	9.9
Depreciation and amortisation	(1,750)	(1,724)	(26)	1.5
Net operating income	24,744	23,254	1,490	6.4
Net loan-loss provisions	(10,135)	(10,535)	400	(3.8)
Other income	(2,147)	(1,758)	(389)	22.1
Profit before taxes	12,462	10,961	1,501	13.7
Tax on profit	(3,179)	(2,599)	(579)	22.3
Profit from continuing operations	9,283	8,361	922	11.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	9,283	8,335	948	11.4
Minority interests	1,224	1,184	40	3.3
Attributable profit to the Group	8,059	7,151	909	12.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	787,254	730,280	56,973	7.8
Trading portfolio (w/o loans)	136,258	139,650	(3,392)	(2.4)
Available-for-sale financial assets	118,263	107,662	10,601	9.8
Due from credit institutions **	123,150	104,479	18,671	17.9
Intangible assets and property and equipment	27,501	25,514	1,987	7.8
Other assets	127,842	106,667	21,176	19.9
Total assets/liabilities & shareholders’ equity	1,320,269	1,214,252	106,017	8.7
Customer deposits **	677,937	638,453	39,484	6.2
Marketable debt securities **	177,239	171,804	5,435	3.2
Subordinated debt **	11,558	12,235	(677)	(5.5)
Insurance liabilities	627	713	(86)	(12.0)
Due to credit institutions **	224,860	168,003	56,857	33.8
Other liabilities	147,359	145,788	1,571	1.1
Stockholders’ equity ***	80,690	77,257	3,433	4.4
Other managed and marketed customer funds	166,260	150,527	15,733	10.5
Mutual funds	129,077	112,773	16,304	14.5
Pension funds	11,376	11,481	(105)	(0.9)
Managed portfolios	25,808	26,274	(466)	(1.8)
Managed and marketed customer funds	1,032,994	973,019	59,975	6.2

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Operating areas

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	7,426	7,605	7,555	7,827	7,989	8,177	8,294	8,357
Net fees	2,363	2,395	2,392	2,499	2,436	2,521	2,527	2,562
Gains (losses) on financial transactions	574	454	715	475	678	429	551	578
Other operating income *	39	216	111	195	206	347	234	(117)
Gross income	10,403	10,671	10,772	10,996	11,308	11,473	11,606	11,380
Operating expenses	(4,822)	(4,808)	(4,901)	(5,058)	(5,090)	(5,148)	(5,291)	(5,494)
General administrative expenses	(4,353)	(4,408)	(4,485)	(4,619)	(4,677)	(4,707)	(4,854)	(5,036)
Personnel	(2,365)	(2,397)	(2,445)	(2,508)	(2,490)	(2,572)	(2,569)	(2,682)
Other general administrative expenses	(1,988)	(2,011)	(2,040)	(2,111)	(2,187)	(2,135)	(2,285)	(2,354)
Depreciation and amortisation	(469)	(400)	(416)	(439)	(412)	(442)	(437)	(458)
Net operating income	5,580	5,863	5,872	5,939	6,218	6,325	6,315	5,886
Net loan-loss provisions	(2,751)	(2,625)	(2,744)	(2,414)	(2,460)	(2,430)	(2,541)	(2,704)
Other income	(398)	(444)	(473)	(444)	(394)	(530)	(580)	(643)
Profit before taxes	2,431	2,794	2,655	3,080	3,364	3,365	3,194	2,539
Tax on profit	(593)	(699)	(621)	(686)	(896)	(884)	(766)	(632)
Profit from continuing operations	1,838	2,096	2,034	2,394	2,468	2,481	2,427	1,906
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	1,838	2,095	2,027	2,374	2,468	2,481	2,427	1,906
Minority interests	280	319	289	297	316	340	316	252
Attributable profit to the Group	1,558	1,776	1,739	2,077	2,152	2,141	2,111	1,655

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	712,678	714,921	716,248	730,280	758,474	764,604	778,176	787,254
Trading portfolio (w/o loans)	115,832	122,857	132,683	139,650	149,501	134,128	140,093	136,258
Available-for-sale financial assets	86,617	85,100	94,279	107,662	114,908	119,213	115,209	118,263
Due from credit institutions **	106,608	95,323	110,267	104,479	125,178	109,167	133,569	123,150
Intangible assets and property and equipment	18,868	19,559	20,995	25,514	25,486	25,693	26,461	27,501
Other assets	116,326	111,572	108,811	106,667	107,208	97,767	118,666	127,842
Total assets/liabilities & shareholders’ equity	1,156,929	1,149,331	1,183,282	1,214,252	1,280,755	1,250,572	1,312,173	1,320,269
Customer deposits **	634,393	620,735	638,714	638,453	657,898	659,935	670,744	677,937
Marketable debt securities **	161,587	165,538	168,658	171,804	174,846	170,509	174,767	177,239
Subordinated debt **	13,172	12,944	12,951	12,235	12,677	11,802	11,477	11,558
Insurance liabilities	1,547	1,600	1,670	713	670	648	644	627
Due to credit institutions **	145,299	142,180	145,082	168,003	194,188	184,508	219,631	224,860
Other liabilities	127,079	132,515	142,424	145,788	165,328	146,619	154,231	147,359
Stockholders’ equity ***	73,852	73,821	73,783	77,257	75,147	76,550	80,680	80,690
Other managed and marketed customer funds	135,648	142,460	148,076	150,527	163,079	163,361	161,522	166,260
Mutual funds	100,805	106,120	110,820	112,773	123,617	124,566	123,934	129,077
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220	11,376
Managed portfolios	23,779	25,082	25,916	26,274	27,502	27,292	26,368	25,808
Managed and marketed customer funds	944,800	941,676	968,399	973,019	1,008,500	1,005,607	1,018,509	1,032,994

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	8,006	7,517	489	6.5
Net fees	3,417	3,500	(83)	(2.4)
Gains (losses) on financial transactions	1,186	1,220	(34)	(2.8)
Other operating income *	220	267	(46)	(17.3)
Gross income	12,830	12,504	326	2.6
Operating expenses	(6,736)	(6,444)	(292)	4.5
General administrative expenses	(6,274)	(5,972)	(302)	5.1
Personnel	(3,223)	(3,113)	(110)	3.5
Other general administrative expenses	(3,051)	(2,859)	(192)	6.7
Depreciation and amortisation	(463)	(472)	10	(2.0)
Net operating income	6,093	6,059	34	0.6
Net loan-loss provisions	(1,975)	(2,880)	905	(31.4)
Other income	(753)	(693)	(59)	8.6
Profit before taxes	3,366	2,486	880	35.4
Tax on profit	(887)	(639)	(248)	38.9
Profit from continuing operations	2,479	1,847	631	34.2
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	2,479	1,821	658	36.1
Minority interests	261	173	87	50.4
Attributable profit to the Group	2,218	1,648	570	34.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	287,252	268,735	18,517	6.9
Trading portfolio (w/o loans)	60,151	65,863	(5,712)	(8.7)
Available-for-sale financial assets	60,913	56,845	4,068	7.2
Due from credit institutions **	81,867	66,602	15,265	22.9
Intangible assets and property and equipment	11,798	11,796	2	0.0
Other assets	36,664	26,757	9,906	37.0
Total assets/liabilities & shareholders’ equity	538,645	496,598	42,047	8.5
Customer deposits **	263,462	256,909	6,552	2.6
Marketable debt securities **	50,934	54,431	(3,497)	(6.4)
Subordinated debt **	170	409	(240)	(58.5)
Insurance liabilities	626	713	(87)	(12.2)
Due to credit institutions **	132,688	90,305	42,382	46.9
Other liabilities	58,251	64,304	(6,053)	(9.4)
Stockholders’ equity ***	32,515	29,526	2,989	10.1
Other managed and marketed customer funds	71,389	66,825	4,563	6.8
Mutual funds	51,293	46,936	4,357	9.3
Pension funds	11,376	11,481	(105)	(0.9)
Managed portfolios	8,720	8,408	312	3.7
Managed and marketed customer funds	385,954	378,575	7,379	1.9

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	7.13	5.82	1.31 p.
Efficiency ratio (with amortisations)	52.5	51.5	1.0 p.
NPL ratio	7.27	8.88	(1.61 p. )
NPL coverage	64.2	57.2	7.0 p.
Number of employees	58,049	56,645	1,404	2.5
Number of branches	5,548	5,482	66	1.2

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,810	1,881	1,858	1,967	2,057	2,006	1,987	1,957
Net fees	889	898	849	864	842	878	855	841
Gains (losses) on financial transactions	324	230	339	327	404	90	321	371
Other operating income *	5	136	34	91	106	243	90	(219)
Gross income	3,029	3,146	3,080	3,249	3,409	3,218	3,253	2,950
Operating expenses	(1,634)	(1,611)	(1,584)	(1,614)	(1,670)	(1,679)	(1,689)	(1,699)
General administrative expenses	(1,503)	(1,499)	(1,473)	(1,496)	(1,560)	(1,557)	(1,565)	(1,591)
Personnel	(790)	(777)	(767)	(778)	(800)	(821)	(790)	(813)
Other general administrative expenses	(713)	(722)	(706)	(718)	(761)	(737)	(775)	(778)
Depreciation and amortisation	(131)	(112)	(111)	(118)	(109)	(121)	(124)	(109)
Net operating income	1,394	1,534	1,496	1,635	1,739	1,539	1,564	1,251
Net loan-loss provisions	(791)	(770)	(737)	(583)	(637)	(512)	(495)	(331)
Other income	(197)	(215)	(188)	(93)	(139)	(186)	(137)	(291)
Profit before taxes	407	550	571	959	963	842	932	629
Tax on profit	(88)	(134)	(140)	(277)	(252)	(216)	(242)	(177)
Profit from continuing operations	318	416	431	682	712	625	690	452
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	318	415	425	663	712	625	690	452
Minority interests	35	37	43	58	72	65	65	59
Attributable profit to the Group	284	378	381	604	640	560	625	393

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	266,531	268,489	265,807	268,735	279,925	280,580	278,723	287,252
Trading portfolio (w/o loans)	55,734	59,107	63,550	65,863	76,199	62,294	60,318	60,151
Available-for-sale financial assets	44,947	45,250	51,901	56,845	60,661	61,076	59,142	60,913
Due from credit institutions **	64,024	57,594	64,365	66,602	79,357	64,823	87,379	81,867
Intangible assets and property and equipment	8,938	8,302	8,391	11,796	11,241	11,158	11,172	11,798
Other assets	24,901	25,306	24,168	26,757	27,850	27,938	32,859	36,664
Total assets/liabilities & shareholders’ equity	465,076	464,048	478,182	496,598	535,232	507,870	529,594	538,645
Customer deposits **	259,011	255,909	260,302	256,909	268,190	263,955	263,013	263,462
Marketable debt securities **	49,107	51,216	50,508	54,431	49,534	47,754	47,267	50,934
Subordinated debt **	407	409	403	409	441	171	175	170
Insurance liabilities	1,548	1,602	1,671	713	669	647	643	626
Due to credit institutions **	74,718	70,374	77,125	90,305	113,197	101,540	125,066	132,688
Other liabilities	51,739	56,055	59,400	64,304	72,885	62,801	61,140	58,251
Stockholders’ equity ***	28,545	28,482	28,773	29,526	30,315	31,003	32,290	32,515
Other managed and marketed customer funds	59,562	63,423	65,556	66,825	72,601	71,426	68,027	71,389
Mutual funds	40,844	43,882	45,698	46,936	51,486	50,915	48,249	51,293
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220	11,376
Managed portfolios	7,654	8,283	8,517	8,408	9,155	9,008	8,558	8,720
Managed and marketed customer funds	368,086	370,958	376,769	378,575	390,766	383,305	378,481	385,954

(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	9.08	9.00	8.92	8.88	8.52	8.15	7.89	7.27
NPL coverage	58.0	58.4	58.1	57.2	58.6	58.9	60.4	64.2
Cost of credit	1.20	1.14	1.07	1.01	0.95	0.86	0.77	0.68

Continental Europe

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	8,006	7,512	494	6.6
Net fees	3,417	3,513	(96)	(2.7)
Gains (losses) on financial transactions	1,186	1,221	(35)	(2.8)
Other operating income *	220	268	(47)	(17.7)
Gross income	12,830	12,514	316	2.5
Operating expenses	(6,736)	(6,453)	(283)	4.4
General administrative expenses	(6,274)	(5,981)	(293)	4.9
Personnel	(3,223)	(3,121)	(102)	3.3
Other general administrative expenses	(3,051)	(2,860)	(191)	6.7
Depreciation and amortisation	(463)	(472)	10	(2.1)
Net operating income	6,093	6,061	33	0.5
Net loan-loss provisions	(1,975)	(2,874)	899	(31.3)
Other income	(753)	(694)	(59)	8.5
Profit before taxes	3,366	2,493	873	35.0
Tax on profit	(887)	(639)	(248)	38.8
Profit from continuing operations	2,479	1,854	625	33.7
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	2,479	1,828	651	35.6
Minority interests	261	174	87	50.3
Attributable profit to the Group	2,218	1,654	564	34.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	287,252	268,712	18,540	6.9
Trading portfolio (w/o loans)	60,151	65,869	(5,719)	(8.7)
Available-for-sale financial assets	60,913	56,901	4,012	7.1
Due from credit institutions **	81,867	66,854	15,013	22.5
Intangible assets and property and equipment	11,798	11,871	(73)	(0.6)
Other assets	36,664	26,785	9,878	36.9
Total assets/liabilities & shareholders’ equity	538,645	496,993	41,652	8.4
Customer deposits **	263,462	256,987	6,475	2.5
Marketable debt securities **	50,934	54,262	(3,328)	(6.1)
Subordinated debt **	170	410	(240)	(58.6)
Insurance liabilities	626	713	(87)	(12.2)
Due to credit institutions **	132,688	90,656	42,032	46.4
Other liabilities	58,251	64,304	(6,053)	(9.4)
Stockholders’ equity ***	32,515	29,661	2,854	9.6
Other managed and marketed customer funds	71,389	67,011	4,377	6.5
Mutual funds	51,293	46,949	4,344	9.3
Pension funds	11,376	11,481	(105)	(0.9)
Managed portfolios	8,720	8,582	138	1.6
Managed and marketed customer funds	385,954	378,671	7,284	1.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,810	1,880	1,852	1,970	2,054	1,994	1,991	1,968
Net fees	892	902	852	867	843	875	856	844
Gains (losses) on financial transactions	324	232	339	326	404	89	321	372
Other operating income *	5	137	34	91	106	243	90	(219)
Gross income	3,032	3,149	3,078	3,254	3,407	3,201	3,258	2,964
Operating expenses	(1,638)	(1,614)	(1,586)	(1,616)	(1,669)	(1,671)	(1,691)	(1,705)
General administrative expenses	(1,507)	(1,502)	(1,475)	(1,497)	(1,560)	(1,550)	(1,567)	(1,596)
Personnel	(793)	(780)	(769)	(780)	(799)	(817)	(791)	(816)
Other general administrative expenses	(714)	(722)	(706)	(718)	(761)	(733)	(776)	(780)
Depreciation and amortisation	(131)	(112)	(111)	(118)	(109)	(121)	(124)	(109)
Net operating income	1,395	1,536	1,492	1,639	1,738	1,530	1,567	1,259
Net loan-loss provisions	(789)	(768)	(735)	(581)	(636)	(509)	(496)	(333)
Other income	(197)	(215)	(188)	(94)	(139)	(186)	(138)	(291)
Profit before taxes	408	552	569	963	962	835	934	635
Tax on profit	(89)	(134)	(139)	(278)	(251)	(215)	(243)	(179)
Profit from continuing operations	320	418	430	686	711	620	691	457
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	320	418	424	666	711	620	691	457
Minority interests	35	37	43	59	72	64	65	60
Attributable profit to the Group	285	381	380	608	639	555	627	397

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	266,023	267,794	264,721	268,712	278,017	279,468	278,685	287,252
Trading portfolio (w/o loans)	55,864	59,095	63,597	65,869	76,143	62,274	60,315	60,151
Available-for-sale financial assets	44,908	45,192	51,793	56,901	60,373	60,959	59,123	60,913
Due from credit institutions **	64,492	58,286	64,674	66,854	79,170	64,782	87,525	81,867
Intangible assets and property and equipment	8,928	8,324	8,482	11,871	11,217	11,172	11,197	11,798
Other assets	24,901	25,257	24,129	26,785	27,717	27,901	32,868	36,664
Total assets/liabilities & shareholders’ equity	465,115	463,947	477,396	496,993	532,637	506,555	529,713	538,645
Customer deposits **	258,678	255,480	259,799	256,987	266,950	263,337	262,949	263,462
Marketable debt securities **	48,774	50,875	49,997	54,262	49,228	47,431	47,233	50,934
Subordinated debt **	399	401	396	410	425	169	174	170
Insurance liabilities	1,547	1,600	1,670	713	669	647	643	626
Due to credit institutions **	75,149	70,943	77,336	90,656	112,623	101,366	125,269	132,688
Other liabilities	51,803	55,979	59,374	64,304	72,688	62,712	61,127	58,251
Stockholders’ equity ***	28,765	28,669	28,824	29,661	30,054	30,892	32,318	32,515
Other managed and marketed customer funds	59,783	63,661	65,702	67,011	72,413	71,409	68,055	71,389
Mutual funds	40,780	43,804	45,631	46,949	51,326	50,853	48,236	51,293
Pension funds	11,064	11,258	11,341	11,481	11,960	11,503	11,220	11,376
Managed portfolios	7,939	8,600	8,730	8,582	9,128	9,053	8,599	8,720
Managed and marketed customer funds	367,634	370,417	375,894	378,671	389,016	382,346	378,411	385,954

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	3,430	3,627	(197)	(5.4)
Net fees	1,688	1,793	(105)	(5.9)
Gains (losses) on financial transactions	784	1,034	(250)	(24.2)
Other operating income *	178	182	(3)	(1.9)
Gross income	6,080	6,636	(556)	(8.4)
Operating expenses	(3,434)	(3,496)	63	(1.8)
General administrative expenses	(3,244)	(3,319)	75	(2.3)
Personnel	(1,670)	(1,761)	90	(5.1)
Other general administrative expenses	(1,573)	(1,558)	(15)	1.0
Depreciation and amortisation	(190)	(177)	(13)	7.1
Net operating income	2,646	3,140	(493)	(15.7)
Net loan-loss provisions	(992)	(1,745)	754	(43.2)
Other income	(263)	(212)	(51)	24.0
Profit before taxes	1,392	1,183	209	17.7
Tax on profit	(393)	(350)	(44)	12.5
Profit from continuing operations	999	833	166	19.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	999	833	166	19.9
Minority interests	22	6	16	244.3
Attributable profit to the Group	977	827	150	18.2

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	155,204	157,047	(1,843)	(1.2)
Trading portfolio (w/o loans)	57,401	62,470	(5,069)	(8.1)
Available-for-sale financial assets	44,057	42,337	1,719	4.1
Due from credit institutions **	56,680	48,838	7,842	16.1
Intangible assets and property and equipment	2,874	3,423	(549)	(16.0)
Other assets	10,822	9,541	1,281	13.4
Total assets/liabilities & shareholders’ equity	327,039	323,657	3,381	1.0
Customer deposits **	174,828	178,446	(3,618)	(2.0)
Marketable debt securities **	22,265	35,700	(13,435)	(37.6)
Subordinated debt **	(0)	6	(6)	—
Insurance liabilities	536	539	(2)	(0.5)
Due to credit institutions **	68,995	42,585	26,409	62.0
Other liabilities	47,502	54,911	(7,409)	(13.5)
Stockholders’ equity ***	12,913	11,470	1,442	12.6
Other managed and marketed customer funds	63,931	58,554	5,377	9.2
Mutual funds	46,563	42,041	4,521	10.8
Pension funds	10,455	10,564	(109)	(1.0)
Managed portfolios	6,914	5,949	965	16.2
Managed and marketed customer funds	261,024	272,706	(11,683)	(4.3)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	8.14	7.41	0.74 p.
Efficiency ratio (with amortisations)	56.5	52.7	3.8 p.
NPL ratio	6.53	7.38	(0.85 p. )
NPL coverage	48.1	45.5	2.6 p.
Number of employees	24,216	24,840	(624)	(2.5)
Number of branches	3,467	3,511	(44)	(1.3)

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	884	906	909	928	957	856	837	780
Net fees	455	469	424	445	414	440	415	419
Gains (losses) on financial transactions	293	192	312	237	302	35	242	205
Other operating income *	(13)	99	16	80	77	190	77	(165)
Gross income	1,620	1,665	1,661	1,690	1,749	1,522	1,571	1,238
Operating expenses	(897)	(877)	(859)	(863)	(855)	(856)	(863)	(860)
General administrative expenses	(848)	(835)	(816)	(820)	(810)	(803)	(806)	(824)
Personnel	(456)	(445)	(433)	(426)	(419)	(420)	(415)	(416)
Other general administrative expenses	(391)	(389)	(383)	(395)	(391)	(383)	(391)	(408)
Depreciation and amortisation	(50)	(42)	(43)	(43)	(45)	(53)	(57)	(36)
Net operating income	722	788	802	827	894	666	708	379
Net loan-loss provisions	(507)	(488)	(429)	(320)	(366)	(264)	(205)	(156)
Other income	(41)	(63)	(18)	(89)	(44)	(71)	(58)	(89)
Profit before taxes	174	237	354	417	483	331	444	134
Tax on profit	(52)	(71)	(102)	(124)	(139)	(93)	(127)	(34)
Profit from continuing operations	122	166	252	293	345	238	317	99
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	122	166	252	293	345	238	317	99
Minority interests	2	(0)	1	4	5	6	6	5
Attributable profit to the Group	120	166	252	289	340	232	311	94
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	157,458	159,264	156,390	157,047	157,709	158,383	156,121	155,204
Trading portfolio (w/o loans)	51,605	56,119	60,300	62,470	72,674	58,976	57,331	57,401
Available-for-sale financial assets	31,907	32,660	36,684	42,337	46,297	46,643	44,340	44,057
Due from credit institutions **	45,507	38,543	45,722	48,838	60,193	45,297	65,526	56,680
Intangible assets and property and equipment	3,856	3,600	3,542	3,423	2,866	2,904	2,886	2,874
Other assets	9,012	8,627	7,213	9,541	8,063	8,348	12,808	10,822
Total assets/liabilities & shareholders’ equity	299,346	298,813	309,851	323,657	347,801	320,551	339,011	327,039
Customer deposits **	183,196	181,065	182,273	178,446	189,734	184,294	181,636	174,828
Marketable debt securities **	35,521	33,782	31,676	35,700	27,647	26,752	23,916	22,265
Subordinated debt **	8	8	1	6	0	1	2	(0)
Insurance liabilities	551	526	504	539	566	551	533	536
Due to credit institutions **	25,267	23,637	32,654	42,585	56,589	45,009	70,171	68,995
Other liabilities	43,608	48,625	51,766	54,911	62,091	52,112	50,117	47,502
Stockholders’ equity ***	11,196	11,170	10,976	11,470	11,174	11,832	12,637	12,913
Other managed and marketed customer funds	51,969	55,383	57,278	58,554	63,173	62,224	59,543	63,931
Mutual funds	36,018	38,827	40,555	42,041	45,936	45,471	43,145	46,563
Pension funds	10,197	10,388	10,486	10,564	10,992	10,587	10,308	10,455
Managed portfolios	5,754	6,167	6,238	5,949	6,244	6,167	6,090	6,914
Managed and marketed customer funds	270,693	270,238	271,228	272,706	280,554	273,271	265,097	261,024
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.61	7.59	7.57	7.38	7.25	6.91	6.61	6.53
NPL coverage	44.6	44.9	45.5	45.5	46.6	46.8	47.8	48.1
Cost of credit	1.37	1.31	1.21	1.06	0.97	0.84	0.71	0.62

Santander Consumer Finance

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	3,096	2,368	728	30.7
Net fees	876	841	36	4.2
Gains (losses) on financial transactions	(11)	3	(14)	—
Other operating income *	4	12	(9)	(69.4)
Gross income	3,965	3,224	742	23.0
Operating expenses	(1,774)	(1,468)	(306)	20.8
General administrative expenses	(1,602)	(1,293)	(309)	23.9
Personnel	(746)	(588)	(158)	26.9
Other general administrative expenses	(855)	(705)	(151)	21.4
Depreciation and amortisation	(172)	(175)	3	(1.6)
Net operating income	2,192	1,756	436	24.8
Net loan-loss provisions	(537)	(544)	7	(1.2)
Other income	(152)	(37)	(115)	312.7
Profit before taxes	1,502	1,175	327	27.8
Tax on profit	(426)	(315)	(111)	35.2
Profit from continuing operations	1,076	860	216	25.1
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	1,076	834	242	29.0
Minority interests	137	39	99	254.4
Attributable profit to the Group	938	795	143	18.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	73,709	60,448	13,261	21.9
Trading portfolio (w/o loans)	94	87	7	8.2
Available-for-sale financial assets	3,654	988	2,666	269.8
Due from credit institutions **	4,252	5,476	(1,225)	(22.4)
Intangible assets and property and equipment	692	786	(94)	(12.0)
Other assets	6,133	3,734	2,399	64.3
Total assets/liabilities & shareholders’ equity	88,534	71,520	17,014	23.8
Customer deposits **	32,595	30,847	1,748	5.7
Marketable debt securities **	23,277	15,646	7,632	48.8
Subordinated debt **	70	66	4	5.5
Insurance liabilities	—	—	—	—
Due to credit institutions **	20,314	14,266	6,048	42.4
Other liabilities	4,325	3,343	982	29.4
Stockholders’ equity ***	7,953	7,351	602	8.2
Other managed and marketed customer funds	7	7	0	1.6
Mutual funds	2	2	(0)	(10.2)
Pension funds	5	5	0	6.1
Managed portfolios	—	—	—	—
Managed and marketed customer funds	55,950	46,566	9,383	20.2
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	12.03	11.05	0.99 p.
Efficiency ratio (with amortisations)	44.7	45.5	(0.8 p. )
NPL ratio	3.42	4.82	(1.40 p. )
NPL coverage	109.1	100.1	9.0 p.
Number of employees	14,533	13,138	1,395	10.6
Number of branches	588	579	9	1.6

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	555	589	592	632	729	775	788	805
Net fees	221	212	208	199	220	216	223	218
Gains (losses) on financial transactions	0	1	(2)	3	0	(8)	3	(6)
Other operating income *	(1)	4	1	8	10	9	4	(19)
Gross income	776	805	800	843	959	991	1,018	998
Operating expenses	(370)	(361)	(358)	(379)	(422)	(442)	(443)	(467)
General administrative expenses	(319)	(322)	(320)	(332)	(384)	(398)	(398)	(422)
Personnel	(145)	(144)	(146)	(154)	(179)	(200)	(174)	(193)
Other general administrative expenses	(174)	(178)	(174)	(178)	(205)	(198)	(224)	(229)
Depreciation and amortisation	(50)	(40)	(38)	(46)	(38)	(44)	(45)	(46)
Net operating income	406	444	442	465	537	549	575	530
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)	(142)	(97)
Other income	(14)	(17)	(71)	65	(22)	(36)	(44)	(50)
Profit before taxes	263	304	222	387	348	382	389	383
Tax on profit	(64)	(84)	(56)	(111)	(96)	(110)	(108)	(112)
Profit from continuing operations	198	220	166	276	251	272	281	271
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	198	220	160	256	251	272	281	271
Minority interests	6	7	14	11	31	31	40	35
Attributable profit to the Group	192	213	146	245	220	241	242	236
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	57,433	58,058	58,596	60,448	68,690	69,546	70,067	73,709
Trading portfolio (w/o loans)	878	270	41	87	31	59	90	94
Available-for-sale financial assets	478	591	603	988	1,122	1,841	2,876	3,654
Due from credit institutions **	7,245	6,528	5,544	5,476	5,551	6,136	3,410	4,252
Intangible assets and property and equipment	913	795	783	786	779	767	749	692
Other assets	3,165	3,073	3,355	3,734	4,220	4,001	4,581	6,133
Total assets/liabilities & shareholders’ equity	70,112	69,315	68,921	71,520	80,392	82,350	81,774	88,534
Customer deposits **	30,611	30,736	30,571	30,847	30,989	31,810	31,789	32,595
Marketable debt securities **	11,217	13,503	14,803	15,646	18,915	18,043	20,384	23,277
Subordinated debt **	64	65	65	66	69	70	73	70
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	17,662	14,861	13,237	14,266	18,285	20,573	16,264	20,314
Other liabilities	3,577	2,996	2,873	3,343	4,273	4,051	4,934	4,325
Stockholders’ equity ***	6,981	7,154	7,372	7,351	7,861	7,803	8,329	7,953
Other managed and marketed customer funds	7	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	5	5
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	41,899	44,310	45,446	46,566	49,980	49,930	52,253	55,950
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	4.14	4.07	3.97	4.82	4.52	4.25	4.15	3.42
NPL coverage	105.1	105.2	106.4	100.1	103.6	104.9	107.2	109.1
Cost of credit	0.89	0.87	0.85	0.90	0.93	0.91	0.87	0.77

Poland

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	782	834	(52)	(6.2)
Net fees	422	435	(13)	(3.0)
Gains (losses) on financial transactions	112	79	33	41.9
Other operating income *	(40)	28	(67)	—
Gross income	1,276	1,376	(99)	(7.2)
Operating expenses	(594)	(585)	(9)	1.5
General administrative expenses	(550)	(537)	(12)	2.3
Personnel	(324)	(310)	(14)	4.4
Other general administrative expenses	(226)	(227)	1	(0.6)
Depreciation and amortisation	(44)	(48)	3	(7.1)
Net operating income	683	791	(108)	(13.7)
Net loan-loss provisions	(167)	(186)	18	(9.7)
Other income	(4)	11	(15)	—
Profit before taxes	511	616	(105)	(17.0)
Tax on profit	(101)	(134)	33	(24.6)
Profit from continuing operations	410	482	(72)	(14.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	410	482	(72)	(14.9)
Minority interests	110	127	(17)	(13.5)
Attributable profit to the Group	300	355	(55)	(15.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	18,977	16,976	2,002	11.8
Trading portfolio (w/o loans)	894	1,166	(272)	(23.3)
Available-for-sale financial assets	5,305	5,816	(510)	(8.8)
Due from credit institutions **	1,247	1,061	186	17.5
Intangible assets and property and equipment	260	236	24	10.1
Other assets	2,429	2,540	(111)	(4.4)
Total assets/liabilities & shareholders’ equity	29,112	27,794	1,318	4.7
Customer deposits **	21,460	20,144	1,316	6.5
Marketable debt securities **	398	230	168	73.1
Subordinated debt **	100	337	(237)	(70.3)
Insurance liabilities	—	77	(77)	(100.0)
Due to credit institutions **	1,152	1,264	(113)	(8.9)
Other liabilities	3,515	3,467	48	1.4
Stockholders’ equity ***	2,487	2,274	213	9.4
Other managed and marketed customer funds	3,209	3,515	(305)	(8.7)
Mutual funds	3,106	3,430	(323)	(9.4)
Pension funds	—	—	—	—
Managed portfolios	103	85	18	21.1
Managed and marketed customer funds	25,168	24,226	942	3.9
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	12.53	16.04	(3.51 p. )
Efficiency ratio (with amortisations)	46.5	42.5	4.0 p.
NPL ratio	6.30	7.42	(1.12 p. )
NPL coverage	64.0	60.3	3.7 p.
Number of employees	11,474	12,010	(536)	(4.5)
Number of branches	723	788	(65)	(8.2)

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	208	217	215	194	191	192	196	203
Net fees	109	111	107	107	100	110	103	109
Gains (losses) on financial transactions	11	7	13	48	54	19	18	22
Other operating income *	6	18	0	4	(4)	16	(9)	(42)
Gross income	334	353	335	353	340	336	309	292
Operating expenses	(148)	(149)	(144)	(144)	(151)	(153)	(146)	(143)
General administrative expenses	(136)	(137)	(133)	(132)	(139)	(142)	(136)	(133)
Personnel	(77)	(77)	(77)	(79)	(81)	(82)	(79)	(81)
Other general administrative expenses	(59)	(60)	(56)	(52)	(58)	(60)	(57)	(51)
Depreciation and amortisation	(12)	(12)	(12)	(12)	(12)	(11)	(11)	(11)
Net operating income	187	204	191	209	190	182	162	149
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)	(39)	(44)
Other income	(3)	(16)	8	22	(1)	(2)	3	(4)
Profit before taxes	141	146	155	174	150	135	125	101
Tax on profit	(26)	(27)	(33)	(48)	(27)	(23)	(26)	(24)
Profit from continuing operations	115	119	122	126	122	112	99	77
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	115	119	122	126	122	112	99	77
Minority interests	31	32	31	33	33	30	26	20
Attributable profit to the Group	84	87	91	93	89	82	73	57
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	16,728	17,064	17,217	16,976	18,303	18,329	18,466	18,977
Trading portfolio (w/o loans)	809	799	795	1,166	1,258	1,132	1,032	894
Available-for-sale financial assets	5,127	4,214	5,920	5,816	5,355	5,647	5,500	5,305
Due from credit institutions **	1,256	607	952	1,061	1,223	1,245	1,166	1,247
Intangible assets and property and equipment	223	214	224	236	241	235	229	260
Other assets	2,286	2,570	2,257	2,540	2,168	1,660	1,773	2,429
Total assets/liabilities & shareholders’ equity	26,428	25,467	27,364	27,794	28,548	28,248	28,166	29,112
Customer deposits **	18,803	18,325	20,224	20,144	20,481	20,181	20,404	21,460
Marketable debt securities **	121	120	236	230	240	350	401	398
Subordinated debt **	335	336	337	337	372	100	100	100
Insurance liabilities	81	79	79	77	—	—	—	—
Due to credit institutions **	2,218	1,563	1,074	1,264	1,268	1,659	1,396	1,152
Other liabilities	2,674	2,872	3,101	3,467	3,786	3,591	3,476	3,515
Stockholders’ equity ***	2,197	2,171	2,313	2,274	2,402	2,367	2,388	2,487
Other managed and marketed customer funds	3,555	3,647	3,782	3,515	3,960	3,928	3,607	3,209
Mutual funds	3,455	3,556	3,692	3,430	3,813	3,766	3,500	3,106
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	101	91	90	85	147	162	107	103
Managed and marketed customer funds	22,815	22,429	24,579	24,226	25,053	24,559	24,512	25,168
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	7.35	7.42	7.43	7.42	7.33	7.07	7.14	6.30
NPL coverage	64.6	65.3	65.8	60.3	61.6	63.5	63.1	64.0
Cost of credit	0.98	0.92	0.95	1.04	1.00	1.00	0.96	0.87

Poland

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	782	834	(52)	(6.3)
Net fees	422	435	(13)	(3.0)
Gains (losses) on financial transactions	112	79	33	41.8
Other operating income *	(40)	28	(67)	—
Gross income	1,276	1,376	(100)	(7.3)
Operating expenses	(594)	(585)	(9)	1.5
General administrative expenses	(550)	(538)	(12)	2.2
Personnel	(324)	(310)	(13)	4.3
Other general administrative expenses	(226)	(227)	1	(0.6)
Depreciation and amortisation	(44)	(48)	3	(7.1)
Net operating income	683	791	(108)	(13.7)
Net loan-loss provisions	(167)	(186)	18	(9.8)
Other income	(4)	11	(15)	—
Profit before taxes	511	616	(105)	(17.1)
Tax on profit	(101)	(134)	33	(24.6)
Profit from continuing operations	410	482	(72)	(14.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	410	482	(72)	(14.9)
Minority interests	110	127	(17)	(13.6)
Attributable profit to the Group	300	355	(55)	(15.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	18,977	17,013	1,965	11.5
Trading portfolio (w/o loans)	894	1,168	(275)	(23.5)
Available-for-sale financial assets	5,305	5,828	(523)	(9.0)
Due from credit institutions **	1,247	1,063	184	17.3
Intangible assets and property and equipment	260	236	23	9.9
Other assets	2,429	2,546	(117)	(4.6)
Total assets/liabilities & shareholders’ equity	29,112	27,855	1,258	4.5
Customer deposits **	21,460	20,188	1,272	6.3
Marketable debt securities **	398	231	168	72.7
Subordinated debt **	100	338	(238)	(70.4)
Insurance liabilities	—	78	(78)	(100.0)
Due to credit institutions **	1,152	1,267	(115)	(9.1)
Other liabilities	3,515	3,475	41	1.2
Stockholders’ equity ***	2,487	2,279	208	9.1
Other managed and marketed customer funds	3,209	3,522	(313)	(8.9)
Mutual funds	3,106	3,437	(331)	(9.6)
Pension funds	—	—	—	—
Managed portfolios	103	85	18	20.8
Managed and marketed customer funds	25,168	24,279	889	3.7
(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	208	217	214	196	191	187	197	206
Net fees	110	110	107	108	100	107	104	111
Gains (losses) on financial transactions	11	7	13	48	54	18	18	23
Other operating income *	6	18	0	4	(5)	16	(9)	(42)
Gross income	334	352	335	355	341	328	309	298
Operating expenses	(148)	(148)	(144)	(145)	(151)	(150)	(147)	(146)
General administrative expenses	(136)	(137)	(132)	(133)	(140)	(139)	(136)	(135)
Personnel	(77)	(76)	(77)	(80)	(82)	(80)	(79)	(83)
Other general administrative expenses	(59)	(60)	(56)	(53)	(58)	(59)	(57)	(52)
Depreciation and amortisation	(12)	(12)	(12)	(12)	(12)	(11)	(11)	(11)
Net operating income	187	203	191	210	190	178	162	152
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(45)	(39)	(44)
Other income	(3)	(16)	8	22	(1)	(2)	3	(4)
Profit before taxes	141	146	154	175	150	131	126	104
Tax on profit	(26)	(27)	(33)	(48)	(27)	(22)	(26)	(25)
Profit from continuing operations	115	119	121	127	122	109	100	79
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	115	119	121	127	122	109	100	79
Minority interests	31	32	31	33	34	29	26	21
Attributable profit to the Group	84	87	91	94	89	80	73	59
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	16,367	16,635	16,868	17,013	17,537	18,016	18,384	18,977
Trading portfolio (w/o loans)	792	778	778	1,168	1,206	1,113	1,027	894
Available-for-sale financial assets	5,016	4,108	5,800	5,828	5,130	5,551	5,475	5,305
Due from credit institutions **	1,228	592	933	1,063	1,172	1,224	1,160	1,247
Intangible assets and property and equipment	218	209	220	236	231	231	228	260
Other assets	2,237	2,505	2,211	2,546	2,078	1,631	1,765	2,429
Total assets/liabilities & shareholders’ equity	25,858	24,827	26,810	27,855	27,353	27,766	28,039	29,112
Customer deposits **	18,398	17,865	19,815	20,188	19,623	19,836	20,313	21,460
Marketable debt securities **	119	117	231	231	230	344	399	398
Subordinated debt **	328	328	330	338	356	98	99	100
Insurance liabilities	79	77	77	78	—	—	—	—
Due to credit institutions **	2,170	1,524	1,052	1,267	1,215	1,631	1,390	1,152
Other liabilities	2,616	2,800	3,038	3,475	3,627	3,529	3,461	3,515
Stockholders’ equity ***	2,150	2,116	2,266	2,279	2,301	2,327	2,377	2,487
Other managed and marketed customer funds	3,479	3,555	3,705	3,522	3,794	3,861	3,591	3,209
Mutual funds	3,380	3,467	3,617	3,437	3,653	3,702	3,485	3,106
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	98	89	88	85	141	160	106	103
Managed and marketed customer funds	22,323	21,865	24,082	24,279	24,004	24,140	24,403	25,168

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	3,270	3,489	(219)	(6.3)
Net fees	1,764	1,819	(55)	(3.0)
Gains (losses) on financial transactions	470	331	139	41.8
Other operating income *	(166)	116	(282)	—
Gross income	5,338	5,756	(418)	(7.3)
Operating expenses	(2,484)	(2,448)	(36)	1.5
General administrative expenses	(2,298)	(2,248)	(50)	2.2
Personnel	(1,354)	(1,298)	(56)	4.3
Other general administrative expenses	(944)	(950)	6	(0.6)
Depreciation and amortisation	(185)	(200)	14	(7.1)
Net operating income	2,855	3,308	(453)	(13.7)
Net loan-loss provisions	(700)	(776)	76	(9.8)
Other income	(17)	45	(62)	—
Profit before taxes	2,137	2,577	(439)	(17.1)
Tax on profit	(422)	(561)	138	(24.6)
Profit from continuing operations	1,715	2,016	(301)	(14.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,715	2,016	(301)	(14.9)
Minority interests	459	531	(72)	(13.6)
Attributable profit to the Group	1,256	1,485	(229)	(15.4)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	80,918	72,541	8,377	11.5
Trading portfolio (w/o loans)	3,810	4,982	(1,171)	(23.5)
Available-for-sale financial assets	22,622	24,851	(2,230)	(9.0)
Due from credit institutions **	5,316	4,532	784	17.3
Intangible assets and property and equipment	1,108	1,008	100	9.9
Other assets	10,359	10,856	(497)	(4.6)
Total assets/liabilities & shareholders’ equity	124,132	118,769	5,363	4.5
Customer deposits **	91,504	86,080	5,424	6.3
Marketable debt securities **	1,699	984	715	72.7
Subordinated debt **	427	1,440	(1,013)	(70.4)
Insurance liabilities	—	331	(331)	(100.0)
Due to credit institutions **	4,910	5,402	(492)	(9.1)
Other liabilities	14,989	14,816	173	1.2
Stockholders’ equity ***	10,604	9,717	887	9.1
Other managed and marketed customer funds	13,684	15,018	(1,334)	(8.9)
Mutual funds	13,245	14,655	(1,410)	(9.6)
Pension funds	—	—	—	—
Managed portfolios	439	363	76	20.8
Managed and marketed customer funds	107,314	103,522	3,791	3.7
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + valuation adjustments

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	868	906	896	820	800	784	822	863
Net fees	458	462	448	451	420	448	433	463
Gains (losses) on financial transactions	47	28	55	200	225	74	75	96
Other operating income *	25	75	1	15	(19)	65	(37)	(175)
Gross income	1,399	1,471	1,400	1,487	1,427	1,371	1,293	1,247
Operating expenses	(618)	(621)	(603)	(606)	(632)	(626)	(614)	(611)
General administrative expenses	(569)	(571)	(554)	(554)	(584)	(580)	(569)	(566)
Personnel	(323)	(320)	(321)	(334)	(341)	(335)	(332)	(347)
Other general administrative expenses	(246)	(252)	(232)	(220)	(243)	(245)	(237)	(219)
Depreciation and amortisation	(49)	(49)	(49)	(52)	(48)	(46)	(45)	(45)
Net operating income	781	850	797	880	794	745	679	636
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)	(164)	(186)
Other income	(12)	(66)	33	90	(3)	(9)	11	(16)
Profit before taxes	589	609	646	732	627	549	526	435
Tax on profit	(110)	(113)	(138)	(200)	(115)	(93)	(110)	(104)
Profit from continuing operations	479	496	508	533	512	456	416	331
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	479	496	508	533	512	456	416	331
Minority interests	128	134	129	140	140	123	110	86
Attributable profit to the Group	352	362	379	393	372	333	306	245
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	69,787	70,930	71,924	72,541	74,776	76,820	78,386	80,918
Trading portfolio (w/o loans)	3,375	3,319	3,319	4,982	5,141	4,746	4,379	3,810
Available-for-sale financial assets	21,388	17,517	24,731	24,851	21,876	23,668	23,344	22,622
Due from credit institutions **	5,238	2,523	3,976	4,532	4,997	5,217	4,948	5,316
Intangible assets and property and equipment	931	889	938	1,008	984	983	973	1,108
Other assets	9,538	10,682	9,429	10,856	8,859	6,956	7,528	10,359
Total assets/liabilities & shareholders’ equity	110,257	105,860	114,317	118,769	116,632	118,390	119,557	124,132
Customer deposits **	78,446	76,173	84,489	86,080	83,671	84,580	86,613	91,504
Marketable debt securities **	505	501	984	984	982	1,467	1,701	1,699
Subordinated debt **	1,397	1,398	1,409	1,440	1,519	420	424	427
Insurance liabilities	337	328	330	331	—	—	—	—
Due to credit institutions **	9,252	6,499	4,488	5,402	5,181	6,953	5,928	4,910
Other liabilities	11,154	11,940	12,953	14,816	15,466	15,048	14,756	14,989
Stockholders’ equity ***	9,166	9,023	9,664	9,717	9,812	9,921	10,136	10,604
Other managed and marketed customer funds	14,833	15,160	15,799	15,018	16,179	16,464	15,312	13,684
Mutual funds	14,413	14,782	15,423	14,655	15,578	15,784	14,859	13,245
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	420	378	376	363	601	680	454	439
Managed and marketed customer funds	95,181	93,232	102,681	103,522	102,352	102,931	104,050	107,314

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Portugal

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	555	546	9	1.6
Net fees	263	280	(17)	(6.0)
Gains (losses) on financial transactions	164	88	77	87.4
Other operating income *	33	42	(9)	(22.3)
Gross income	1,016	956	60	6.2
Operating expenses	(494)	(498)	3	(0.7)
General administrative expenses	(458)	(447)	(11)	2.5
Personnel	(291)	(290)	(1)	0.4
Other general administrative expenses	(167)	(158)	(10)	6.3
Depreciation and amortisation	(36)	(50)	14	(28.6)
Net operating income	522	459	63	13.7
Net loan-loss provisions	(72)	(124)	52	(42.1)
Other income	(31)	(99)	68	(68.4)
Profit before taxes	419	236	182	77.3
Tax on profit	(118)	(56)	(62)	111.6
Profit from continuing operations	301	181	120	66.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	301	181	120	66.7
Minority interests	1	(4)	5	—
Attributable profit to the Group	300	184	116	62.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	28,221	23,180	5,041	21.7
Trading portfolio (w/o loans)	1,678	2,082	(404)	(19.4)
Available-for-sale financial assets	6,799	7,011	(212)	(3.0)
Due from credit institutions **	2,465	2,163	302	14.0
Intangible assets and property and equipment	720	729	(9)	(1.2)
Other assets	9,684	6,450	3,234	50.1
Total assets/liabilities & shareholders’ equity	49,568	41,616	7,952	19.1
Customer deposits **	29,173	24,016	5,157	21.5
Marketable debt securities **	4,994	2,855	2,138	74.9
Subordinated debt **	(0)	0	(0)	—
Insurance liabilities	20	27	(8)	(28.6)
Due to credit institutions **	11,307	11,543	(235)	(2.0)
Other liabilities	1,351	787	564	71.7
Stockholders’ equity ***	2,724	2,388	336	14.1
Other managed and marketed customer funds	2,842	2,501	341	13.7
Mutual funds	1,512	1,276	236	18.5
Pension funds	915	911	4	0.4
Managed portfolios	416	314	102	32.5
Managed and marketed customer funds	37,009	29,372	7,636	26.0

(**).-Including all on-balance sheet balances for this item (***).-Capital + reserves + profit + valuation adjustments
Ratios (%) and other data
ROE	12.37	7.91	4.46 p.
Efficiency ratio (with amortisations)	48.7	52.0	(3.4 p. )
NPL ratio	7.46	8.89	(1.43 p. )
NPL coverage	99.0	51.8	47.2 p.
Number of employees	6,568	5,448	1,120	20.6
Number of branches	752	594	158	26.6

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	129	138	136	143	142	141	134	138
Net fees	73	66	70	71	68	67	66	62
Gains (losses) on financial transactions	18	22	13	35	15	10	16	123
Other operating income *	9	11	11	12	13	16	10	(5)
Gross income	228	237	230	261	238	234	226	318
Operating expenses	(124)	(123)	(123)	(128)	(123)	(122)	(124)	(125)
General administrative expenses	(109)	(111)	(111)	(115)	(114)	(113)	(115)	(116)
Personnel	(71)	(71)	(71)	(76)	(71)	(72)	(72)	(75)
Other general administrative expenses	(38)	(40)	(40)	(39)	(42)	(41)	(43)	(41)
Depreciation and amortisation	(14)	(12)	(12)	(12)	(10)	(9)	(9)	(9)
Net operating income	105	114	106	133	115	112	102	193
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)	(24)	(5)
Other income	(30)	(29)	(20)	(20)	(21)	(23)	23	(10)
Profit before taxes	40	45	55	96	72	67	101	178
Tax on profit	(9)	(9)	(14)	(24)	(17)	(18)	(24)	(58)
Profit from continuing operations	32	36	40	72	55	49	77	120
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	32	36	40	72	55	49	77	120
Minority interests	(2)	(2)	(0)	0	0	(0)	0	1
Attributable profit to the Group	34	38	41	72	55	49	77	119
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	24,240	24,111	23,333	23,180	23,045	23,097	23,029	28,221
Trading portfolio (w/o loans)	1,884	1,880	1,998	2,082	2,160	2,076	1,801	1,678
Available-for-sale financial assets	6,711	7,119	8,060	7,011	6,877	5,711	5,736	6,799
Due from credit institutions **	2,540	2,491	2,466	2,163	2,173	1,934	2,097	2,465
Intangible assets and property and equipment	800	763	749	729	700	693	696	720
Other assets	5,810	6,276	6,708	6,450	5,857	5,903	5,999	9,684
Total assets/liabilities & shareholders’ equity	41,986	42,640	43,313	41,616	40,813	39,415	39,358	49,568
Customer deposits **	23,586	23,253	24,131	24,016	23,529	23,796	24,091	29,173
Marketable debt securities **	2,248	3,811	3,793	2,855	2,732	2,608	2,566	4,994
Subordinated debt **	0	0	0	0	(0)	0	0	(0)
Insurance liabilities	80	80	80	27	30	24	22	20
Due to credit institutions **	12,916	12,274	12,074	11,543	11,043	9,794	9,384	11,307
Other liabilities	857	922	769	787	888	971	920	1,351
Stockholders’ equity ***	2,299	2,300	2,466	2,388	2,591	2,221	2,376	2,724
Other managed and marketed customer funds	2,227	2,396	2,347	2,501	2,870	2,876	2,801	2,842
Mutual funds	1,185	1,311	1,246	1,276	1,530	1,555	1,489	1,512
Pension funds	862	864	849	911	962	910	906	915
Managed portfolios	179	222	252	314	379	411	406	416
Managed and marketed customer funds	28,061	29,460	30,271	29,372	29,131	29,281	29,458	37,009

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	8.26	8.16	8.49	8.89	8.96	8.80	8.86	7.46
NPL coverage	50.6	53.1	53.9	51.8	52.4	54.2	56.2	99.0
Cost of credit	0.63	0.55	0.47	0.50	0.45	0.38	0.35	0.29

Spain’s real estate activity

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	(41)	(20)	(22)	110.8
Net fees	0	(0)	1	—
Gains (losses) on financial transactions	151	8	143	—
Other operating income *	27	(20)	46	—
Gross income	137	(31)	169	—
Operating expenses	(235)	(230)	(5)	2.2
General administrative expenses	(224)	(215)	(8)	3.8
Personnel	(64)	(56)	(8)	14.3
Other general administrative expenses	(159)	(159)	(0)	0.1
Depreciation and amortisation	(11)	(14)	3	(21.8)
Net operating income	(98)	(261)	163	(62.6)
Net loan-loss provisions	(207)	(281)	74	(26.3)
Other income	(303)	(352)	48	(13.8)
Profit before taxes	(608)	(894)	286	(32.0)
Tax on profit	180	248	(68)	(27.6)
Profit from continuing operations	(429)	(646)	218	(33.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(429)	(646)	218	(33.7)
Minority interests	(9)	5	(14)	—
Attributable profit to the Group	(420)	(652)	232	(35.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	2,794	4,181	(1,386)	(33.2)
Trading portfolio (w/o loans)	5	—	5	—
Available-for-sale financial assets	104	210	(106)	(50.5)
Due from credit institutions **	720	51	670	—
Intangible assets and property and equipment	5,827	5,950	(122)	(2.1)
Other assets	6,389	3,655	2,734	74.8
Total assets/liabilities & shareholders’ equity	15,840	14,046	1,794	12.8
Customer deposits **	125	137	(13)	(9.3)
Marketable debt securities **	0	—	0	—
Subordinated debt **	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions **	10,335	8,266	2,069	25.0
Other liabilities	1,289	1,587	(298)	(18.8)
Stockholders’ equity ***	4,092	4,056	36	0.9
Other managed and marketed customer funds	36	140	(105)	(74.6)
Mutual funds	35	140	(105)	(74.9)
Pension funds	1	1	(0)	(1.0)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	160	278	(117)	(42.3)

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Spain’s real estate activity

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	(1)	(11)	(4)	(4)	(13)	0	(11)	(17)
Net fees	(0)	(0)	0	0	0	1	(1)	0
Gains (losses) on financial transactions	(0)	1	2	5	44	34	43	31
Other operating income *	0	(1)	(0)	(18)	8	11	(5)	14
Gross income	(2)	(11)	(1)	(17)	39	45	25	27
Operating expenses	(56)	(58)	(57)	(59)	(66)	(57)	(58)	(54)
General administrative expenses	(52)	(54)	(53)	(56)	(62)	(53)	(57)	(51)
Personnel	(14)	(14)	(13)	(14)	(18)	(13)	(17)	(16)
Other general administrative expenses	(38)	(40)	(40)	(42)	(44)	(40)	(40)	(35)
Depreciation and amortisation	(4)	(4)	(4)	(3)	(4)	(3)	(1)	(3)
Net operating income	(58)	(69)	(58)	(76)	(27)	(11)	(33)	(26)
Net loan-loss provisions	(77)	(76)	(83)	(46)	(42)	(49)	(83)	(34)
Other income	(110)	(90)	(87)	(66)	(49)	(54)	(61)	(140)
Profit before taxes	(244)	(235)	(227)	(188)	(119)	(114)	(176)	(199)
Tax on profit	69	67	64	47	36	34	53	58
Profit from continuing operations	(175)	(168)	(163)	(141)	(83)	(80)	(124)	(142)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	(175)	(168)	(163)	(141)	(83)	(80)	(124)	(142)
Minority interests	(2)	(0)	(2)	9	1	(1)	(8)	(2)
Attributable profit to the Group	(173)	(168)	(161)	(150)	(85)	(79)	(116)	(140)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	5,250	4,915	4,365	4,181	3,942	3,323	2,982	2,794
Trading portfolio (w/o loans)	—	—	—	—	6	4	4	5
Available-for-sale financial assets	210	210	210	210	167	168	169	104
Due from credit institutions **	14	20	49	51	59	65	781	720
Intangible assets and property and equipment	3,131	2,794	2,437	5,950	5,865	5,804	5,692	5,827
Other assets	3,428	3,595	3,498	3,655	6,429	6,753	6,535	6,389
Total assets/liabilities & shareholders’ equity	12,033	11,534	10,560	14,046	16,467	16,117	16,163	15,840
Customer deposits **	238	215	224	137	149	245	153	125
Marketable debt securities **	—	—	—	—	—	—	0	0
Subordinated debt **	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	7,385	6,989	6,362	8,266	10,538	9,498	10,304	10,335
Other liabilities	329	418	303	1,587	1,624	1,841	1,402	1,289
Stockholders’ equity ***	4,081	3,911	3,671	4,056	4,156	4,533	4,304	4,092
Other managed and marketed customer funds	145	145	156	140	139	44	40	36
Mutual funds	144	144	155	140	138	43	39	35
Pension funds	1	1	1	1	1	1	1	1
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	383	360	380	278	288	288	193	160

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	4,942	4,234	708	16.7
Net fees	1,091	1,028	63	6.2
Gains (losses) on financial transactions	302	241	61	25.2
Other operating income *	47	37	9	24.3
Gross income	6,382	5,541	841	15.2
Operating expenses	(3,356)	(2,918)	(438)	15.0
General administrative expenses	(3,009)	(2,595)	(414)	16.0
Personnel	(1,592)	(1,558)	(35)	2.2
Other general administrative expenses	(1,417)	(1,037)	(379)	36.6
Depreciation and amortisation	(347)	(323)	(24)	7.4
Net operating income	3,025	2,622	403	15.4
Net loan-loss provisions	(107)	(332)	225	(67.7)
Other income	(354)	(318)	(36)	11.3
Profit before taxes	2,564	1,973	592	30.0
Tax on profit	(556)	(416)	(140)	33.5
Profit from continuing operations	2,008	1,556	452	29.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,008	1,556	452	29.1
Minority interests	37	—	37	—
Attributable profit to the Group	1,971	1,556	415	26.6
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	282,673	251,191	31,482	12.5
Trading portfolio (w/o loans)	40,138	39,360	778	2.0
Available-for-sale financial assets	12,279	11,197	1,082	9.7
Due from credit institutions **	15,459	14,093	1,366	9.7
Intangible assets and property and equipment	3,025	2,700	325	12.1
Other assets	29,581	35,695	(6,113)	(17.1)
Total assets/liabilities & shareholders’ equity	383,155	354,235	28,920	8.2
Customer deposits **	231,947	202,328	29,619	14.6
Marketable debt securities **	70,133	69,581	552	0.8
Subordinated debt **	4,127	5,376	(1,250)	(23.2)
Insurance liabilities	—	—	—	—
Due to credit institutions **	23,610	26,720	(3,110)	(11.6)
Other liabilities	36,162	34,887	1,276	3.7
Stockholders’ equity ***	17,176	15,342	1,834	12.0
Other managed and marketed customer funds	9,703	9,667	36	0.4
Mutual funds	9,564	9,524	40	0.4
Pension funds	—	—	—	—
Managed portfolios	139	143	(4)	(2.8)
Managed and marketed customer funds	315,910	286,953	28,957	10.1

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	11.50	11.07	0.43 p.
Efficiency ratio (with amortisations)	52.6	52.7	(0.1 p. )
NPL ratio	1.52	1.79	(0.27 p. )
NPL coverage	38.2	41.9	(3.7 p. )
Number of employees	25,866	25,678	188	0.7
Number of branches	858	929	(71)	(7.6)

United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	989	1,035	1,089	1,121	1,194	1,247	1,250	1,251
Net fees	247	247	260	273	287	291	273	240
Gains (losses) on financial transactions	78	69	58	35	60	83	58	100
Other operating income *	15	4	9	9	10	4	23	10
Gross income	1,329	1,356	1,417	1,440	1,551	1,626	1,605	1,600
Operating expenses	(701)	(709)	(737)	(771)	(823)	(843)	(844)	(846)
General administrative expenses	(614)	(631)	(670)	(680)	(749)	(759)	(760)	(742)
Personnel	(366)	(373)	(410)	(408)	(396)	(418)	(391)	(387)
Other general administrative expenses	(247)	(258)	(260)	(272)	(352)	(341)	(369)	(355)
Depreciation and amortisation	(87)	(79)	(67)	(91)	(75)	(85)	(84)	(104)
Net operating income	628	646	679	669	727	783	761	755
Net loan-loss provisions	(120)	(87)	(89)	(36)	(76)	(18)	7	(21)
Other income	(46)	(63)	(73)	(136)	(56)	(51)	(130)	(118)
Profit before taxes	462	496	518	497	596	714	639	616
Tax on profit	(91)	(103)	(112)	(110)	(117)	(159)	(149)	(130)
Profit from continuing operations	371	394	406	387	479	555	489	485
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	371	394	406	387	479	555	489	485
Minority interests	—	—	—	—	8	9	10	10
Attributable profit to the Group	371	394	406	387	471	545	480	475
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	233,937	239,237	248,940	251,191	279,334	287,896	284,003	282,673
Trading portfolio (w/o loans)	31,492	31,814	35,264	39,360	42,850	41,349	40,406	40,138
Available-for-sale financial assets	8,358	9,675	10,736	11,197	12,937	12,785	12,940	12,279
Due from credit institutions **	17,772	14,391	16,766	14,093	19,885	17,654	14,995	15,459
Intangible assets and property and equipment	2,510	2,347	2,502	2,700	3,094	3,175	3,043	3,025
Other assets	44,325	39,704	40,269	35,695	34,749	26,772	27,936	29,581
Total assets/liabilities & shareholders’ equity	338,393	337,169	354,478	354,235	392,848	389,632	383,323	383,155
Customer deposits **	194,923	193,431	203,721	202,328	220,684	230,233	227,212	231,947
Marketable debt securities **	66,366	65,816	70,402	69,581	78,569	72,622	72,051	70,133
Subordinated debt **	5,814	5,931	6,121	5,376	5,787	5,273	4,098	4,127
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	29,013	27,331	25,560	26,720	26,264	26,331	24,871	23,610
Other liabilities	28,783	30,561	33,665	34,887	45,703	39,385	38,500	36,162
Stockholders’ equity ***	13,493	14,099	15,009	15,342	15,841	15,788	16,591	17,176
Other managed and marketed customer funds	9,630	9,885	9,994	9,667	10,469	10,807	9,376	9,703
Mutual funds	9,490	9,740	9,849	9,524	10,313	10,645	9,238	9,564
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	140	145	145	143	156	162	138	139
Managed and marketed customer funds	276,734	275,063	290,238	286,953	315,509	318,935	312,737	315,910

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	1.88	1.91	1.80	1.79	1.75	1.61	1.51	1.52
NPL coverage	42.9	41.1	43.4	41.9	41.2	40.3	39.6	38.2
Cost of credit	0.23	0.22	0.19	0.14	0.11	0.08	0.04	0.03

United Kingdom

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	4,942	4,703	239	5.1
Net fees	1,091	1,142	(51)	(4.4)
Gains (losses) on financial transactions	302	268	34	12.7
Other operating income *	47	42	5	11.9
Gross income	6,382	6,154	228	3.7
Operating expenses	(3,356)	(3,241)	(115)	3.5
General administrative expenses	(3,009)	(2,882)	(127)	4.4
Personnel	(1,592)	(1,730)	138	(8.0)
Other general administrative expenses	(1,417)	(1,152)	(264)	23.0
Depreciation and amortisation	(347)	(359)	12	(3.3)
Net operating income	3,025	2,913	113	3.9
Net loan-loss provisions	(107)	(369)	262	(70.9)
Other income	(354)	(353)	(1)	0.3
Profit before taxes	2,564	2,191	373	17.0
Tax on profit	(556)	(462)	(93)	20.2
Profit from continuing operations	2,008	1,729	280	16.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,008	1,729	280	16.2
Minority interests	37	—	37	—
Attributable profit to the Group	1,971	1,729	242	14.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	282,673	266,575	16,098	6.0
Trading portfolio (w/o loans)	40,138	41,770	(1,632)	(3.9)
Available-for-sale financial assets	12,279	11,882	396	3.3
Due from credit institutions **	15,459	14,956	503	3.4
Intangible assets and property and equipment	3,025	2,865	160	5.6
Other assets	29,581	37,881	(8,299)	(21.9)
Total assets/liabilities & shareholders’ equity	383,155	375,929	7,226	1.9
Customer deposits **	231,947	214,720	17,228	8.0
Marketable debt securities **	70,133	73,843	(3,710)	(5.0)
Subordinated debt **	4,127	5,706	(1,579)	(27.7)
Insurance liabilities	—	—	—	—
Due to credit institutions **	23,610	28,357	(4,747)	(16.7)
Other liabilities	36,162	37,023	(861)	(2.3)
Stockholders’ equity ***	17,176	16,281	894	5.5
Other managed and marketed customer funds	9,703	10,259	(556)	(5.4)
Mutual funds	9,564	10,107	(543)	(5.4)
Pension funds	—	—	—	—
Managed portfolios	139	152	(13)	(8.4)
Managed and marketed customer funds	315,910	304,527	11,383	3.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,128	1,163	1,191	1,220	1,223	1,240	1,235	1,245
Net fees	282	277	284	298	293	290	270	238
Gains (losses) on financial transactions	89	78	63	38	62	83	57	100
Other operating income *	17	5	10	10	10	4	23	10
Gross income	1,516	1,523	1,549	1,566	1,588	1,617	1,585	1,592
Operating expenses	(800)	(797)	(806)	(839)	(843)	(838)	(834)	(841)
General administrative expenses	(700)	(709)	(733)	(740)	(766)	(754)	(751)	(738)
Personnel	(418)	(419)	(449)	(444)	(406)	(416)	(386)	(385)
Other general administrative expenses	(282)	(290)	(284)	(296)	(361)	(338)	(365)	(353)
Depreciation and amortisation	(99)	(88)	(73)	(99)	(77)	(84)	(83)	(104)
Net operating income	717	726	743	727	745	778	752	751
Net loan-loss provisions	(137)	(98)	(96)	(38)	(78)	(17)	8	(21)
Other income	(53)	(71)	(80)	(149)	(57)	(50)	(129)	(117)
Profit before taxes	527	558	566	540	610	711	630	612
Tax on profit	(104)	(116)	(123)	(120)	(120)	(159)	(148)	(130)
Profit from continuing operations	423	442	444	420	491	552	483	483
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	423	442	444	420	491	552	483	483
Minority interests	—	—	—	—	8	9	10	10
Attributable profit to the Group	423	442	444	420	482	543	473	473

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	263,978	261,256	263,643	266,575	276,803	279,051	285,764	282,673
Trading portfolio (w/o loans)	35,536	34,742	37,347	41,770	42,461	40,079	40,657	40,138
Available-for-sale financial assets	9,431	10,566	11,370	11,882	12,820	12,393	13,020	12,279
Due from credit institutions **	20,054	15,715	17,757	14,956	19,704	17,112	15,088	15,459
Intangible assets and property and equipment	2,832	2,563	2,650	2,865	3,066	3,078	3,062	3,025
Other assets	50,017	43,359	42,648	37,881	34,434	25,949	28,109	29,581
Total assets/liabilities & shareholders’ equity	381,847	368,201	375,415	375,929	389,289	377,661	385,699	383,155
Customer deposits **	219,954	211,234	215,754	214,720	218,684	223,159	228,620	231,947
Marketable debt securities **	74,889	71,873	74,560	73,843	77,857	70,391	72,498	70,133
Subordinated debt **	6,561	6,477	6,482	5,706	5,735	5,111	4,123	4,127
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	32,738	29,847	27,070	28,357	26,026	25,522	25,025	23,610
Other liabilities	32,480	33,374	35,654	37,023	45,289	38,175	38,739	36,162
Stockholders’ equity ***	15,226	15,396	15,895	16,281	15,697	15,303	16,694	17,176
Other managed and marketed customer funds	10,867	10,795	10,585	10,259	10,374	10,475	9,434	9,703
Mutual funds	10,708	10,637	10,431	10,107	10,219	10,318	9,295	9,564
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	159	158	154	152	154	157	139	139
Managed and marketed customer funds	312,271	300,379	307,380	304,527	312,650	309,136	314,676	315,910

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	3,585	3,412	174	5.1
Net fees	791	828	(37)	(4.4)
Gains (losses) on financial transactions	219	194	25	12.7
Other operating income *	34	30	4	11.9
Gross income	4,630	4,464	165	3.7
Operating expenses	(2,435)	(2,351)	(83)	3.5
General administrative expenses	(2,183)	(2,091)	(92)	4.4
Personnel	(1,155)	(1,255)	100	(8.0)
Other general administrative expenses	(1,028)	(836)	(192)	23.0
Depreciation and amortisation	(252)	(261)	9	(3.3)
Net operating income	2,195	2,113	82	3.9
Net loan-loss provisions	(78)	(268)	190	(70.9)
Other income	(257)	(256)	(1)	0.3
Profit before taxes	1,860	1,589	271	17.0
Tax on profit	(403)	(335)	(68)	20.2
Profit from continuing operations	1,457	1,254	203	16.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,457	1,254	203	16.2
Minority interests	27	—	27	—
Attributable profit to the Group	1,430	1,254	176	14.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	207,468	195,653	11,815	6.0
Trading portfolio (w/o loans)	29,459	30,657	(1,198)	(3.9)
Available-for-sale financial assets	9,012	8,721	291	3.3
Due from credit institutions **	11,346	10,977	369	3.4
Intangible assets and property and equipment	2,220	2,103	118	5.6
Other assets	21,711	27,803	(6,091)	(21.9)
Total assets/liabilities & shareholders’ equity	281,217	275,913	5,303	1.9
Customer deposits **	170,238	157,593	12,644	8.0
Marketable debt securities **	51,474	54,197	(2,723)	(5.0)
Subordinated debt **	3,029	4,188	(1,159)	(27.7)
Insurance liabilities	—	—	—	—
Due to credit institutions **	17,329	20,812	(3,484)	(16.7)
Other liabilities	26,541	27,173	(632)	(2.3)
Stockholders’ equity ***	12,606	11,950	656	5.5
Other managed and marketed customer funds	7,122	7,529	(408)	(5.4)
Mutual funds	7,019	7,418	(398)	(5.4)
Pension funds	—	—	—	—
Managed portfolios	102	112	(9)	(8.4)
Managed and marketed customer funds	231,862	223,508	8,355	3.7

(**).-  Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	819	844	864	885	887	900	896	903
Net fees	205	201	206	216	213	210	196	173
Gains (losses) on financial transactions	65	56	46	27	45	60	42	72
Other operating income *	12	3	7	7	7	3	17	7
Gross income	1,100	1,105	1,124	1,136	1,152	1,173	1,150	1,155
Operating expenses	(580)	(578)	(585)	(609)	(612)	(608)	(605)	(610)
General administrative expenses	(508)	(514)	(532)	(537)	(556)	(547)	(545)	(535)
Personnel	(303)	(304)	(326)	(322)	(294)	(302)	(280)	(279)
Other general administrative expenses	(205)	(210)	(206)	(215)	(262)	(245)	(265)	(256)
Depreciation and amortisation	(72)	(64)	(53)	(72)	(56)	(61)	(60)	(75)
Net operating income	520	527	539	527	540	565	545	545
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)	6	(15)
Other income	(38)	(51)	(58)	(108)	(41)	(36)	(94)	(85)
Profit before taxes	382	405	411	392	443	516	457	444
Tax on profit	(75)	(84)	(89)	(87)	(87)	(115)	(107)	(94)
Profit from continuing operations	307	321	322	305	356	401	350	350
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	307	321	322	305	356	401	350	350
Minority interests	—	—	—	—	6	7	7	7
Attributable profit to the Group	307	321	322	305	350	394	343	343

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	193,746	191,749	193,501	195,653	203,159	204,809	209,736	207,468
Trading portfolio (w/o loans)	26,082	25,499	27,411	30,657	31,165	29,416	29,840	29,459
Available-for-sale financial assets	6,922	7,755	8,345	8,721	9,409	9,096	9,556	9,012
Due from credit institutions **	14,718	11,534	13,033	10,977	14,462	12,559	11,074	11,346
Intangible assets and property and equipment	2,078	1,881	1,945	2,103	2,250	2,259	2,247	2,220
Other assets	36,710	31,823	31,301	27,803	25,273	19,045	20,631	21,711
Total assets/liabilities & shareholders’ equity	280,257	270,241	275,536	275,913	285,718	277,184	283,084	281,217
Customer deposits **	161,436	155,035	158,352	157,593	160,503	163,788	167,796	170,238
Marketable debt securities **	54,964	52,751	54,723	54,197	57,143	51,663	53,210	51,474
Subordinated debt **	4,815	4,754	4,758	4,188	4,209	3,751	3,026	3,029
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	24,028	21,906	19,868	20,812	19,102	18,732	18,367	17,329
Other liabilities	23,838	24,495	26,168	27,173	33,240	28,019	28,432	26,541
Stockholders’ equity ***	11,175	11,300	11,666	11,950	11,521	11,231	12,253	12,606
Other managed and marketed customer funds	7,976	7,923	7,769	7,529	7,614	7,688	6,924	7,122
Mutual funds	7,859	7,807	7,656	7,418	7,501	7,573	6,822	7,019
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	116	116	113	112	113	116	102	102
Managed and marketed customer funds	229,191	220,463	225,602	223,508	229,470	226,890	230,956	231,862

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	13,752	13,620	132	1.0
Net fees	4,452	4,372	81	1.8
Gains (losses) on financial transactions	517	484	32	6.7
Other operating income *	36	81	(46)	(56.2)
Gross income	18,757	18,557	200	1.1
Operating expenses	(7,906)	(7,851)	(55)	0.7
General administrative expenses	(7,230)	(7,130)	(100)	1.4
Personnel	(3,955)	(3,798)	(158)	4.1
Other general administrative expenses	(3,274)	(3,332)	58	(1.7)
Depreciation and amortisation	(676)	(720)	44	(6.2)
Net operating income	10,851	10,706	144	1.3
Net loan-loss provisions	(4,950)	(5,119)	170	(3.3)
Other income	(893)	(842)	(51)	6.0
Profit before taxes	5,008	4,745	263	5.5
Tax on profit	(1,219)	(1,053)	(166)	15.8
Profit from continuing operations	3,789	3,692	97	2.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,789	3,692	97	2.6
Minority interests	596	790	(194)	(24.5)
Attributable profit to the Group	3,193	2,902	291	10.0
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	133,138	139,955	(6,817)	(4.9)
Trading portfolio (w/o loans)	33,670	31,766	1,904	6.0
Available-for-sale financial assets	25,926	31,174	(5,248)	(16.8)
Due from credit institutions **	21,923	22,104	(180)	(0.8)
Intangible assets and property and equipment	3,522	3,912	(390)	(10.0)
Other assets	49,706	39,577	10,128	25.6
Total assets/liabilities & shareholders’ equity	267,885	268,487	(603)	(0.2)
Customer deposits **	122,413	131,826	(9,413)	(7.1)
Marketable debt securities **	33,172	31,920	1,252	3.9
Subordinated debt **	6,355	6,443	(87)	(1.4)
Insurance liabilities	1	—	1	—
Due to credit institutions **	42,393	35,978	6,415	17.8
Other liabilities	43,872	39,945	3,928	9.8
Stockholders’ equity ***	19,678	22,376	(2,698)	(12.1)
Other managed and marketed customer funds	65,690	69,567	(3,876)	(5.6)
Mutual funds	61,096	64,627	(3,530)	(5.5)
Pension funds	—	(0)	0	(100.0)
Managed portfolios	4,594	4,940	(346)	(7.0)
Managed and marketed customer funds	227,631	239,755	(12,125)	(5.1)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	14.70	14.33	0.37 p.
Efficiency ratio (with amortisations)	42.1	42.3	(0.2 p. )
NPL ratio	4.96	4.79	0.17 p.
NPL coverage	79.0	84.5	(5.5 p. )
Number of employees	89,819	84,336	5,483	6.5
Number of branches	5,841	5,729	112	2.0

Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	3,289	3,432	3,415	3,484	3,545	3,610	3,334	3,263
Net fees	1,002	1,056	1,128	1,187	1,135	1,151	1,079	1,086
Gains (losses) on financial transactions	110	101	247	26	168	163	126	60
Other operating income *	(2)	42	20	22	(2)	27	23	(13)
Gross income	4,398	4,631	4,810	4,718	4,846	4,952	4,562	4,396
Operating expenses	(1,840)	(1,915)	(2,036)	(2,060)	(2,047)	(2,027)	(1,895)	(1,937)
General administrative expenses	(1,657)	(1,748)	(1,844)	(1,882)	(1,865)	(1,845)	(1,738)	(1,782)
Personnel	(882)	(939)	(981)	(997)	(1,002)	(1,020)	(956)	(978)
Other general administrative expenses	(775)	(809)	(863)	(885)	(863)	(826)	(782)	(804)
Depreciation and amortisation	(183)	(167)	(192)	(178)	(182)	(182)	(157)	(155)
Net operating income	2,558	2,716	2,774	2,658	2,800	2,925	2,667	2,459
Net loan-loss provisions	(1,239)	(1,281)	(1,341)	(1,258)	(1,210)	(1,226)	(1,241)	(1,273)
Other income	(161)	(180)	(231)	(271)	(203)	(273)	(264)	(153)
Profit before taxes	1,158	1,255	1,203	1,129	1,386	1,426	1,163	1,034
Tax on profit	(304)	(303)	(278)	(168)	(401)	(374)	(223)	(221)
Profit from continuing operations	854	952	925	960	985	1,052	940	812
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	854	952	925	960	985	1,052	940	812
Minority interests	199	215	204	172	145	176	156	119
Attributable profit to the Group	655	737	721	788	840	876	783	693

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	126,074	132,196	136,111	139,955	146,660	145,094	129,593	133,138
Trading portfolio (w/o loans)	24,745	31,059	33,690	31,766	34,791	34,585	37,178	33,670
Available-for-sale financial assets	26,665	25,018	22,683	31,174	31,013	34,670	23,722	25,926
Due from credit institutions **	21,060	20,571	29,364	22,104	25,749	25,756	25,987	21,923
Intangible assets and property and equipment	3,812	3,804	3,839	3,912	4,116	4,056	3,416	3,522
Other assets	40,604	41,979	41,978	39,577	43,264	40,335	44,473	49,706
Total assets/liabilities & shareholders’ equity	242,959	254,626	267,665	268,487	285,594	284,495	264,369	267,885
Customer deposits **	120,815	122,383	131,120	131,826	135,772	133,402	118,044	122,413
Marketable debt securities **	27,848	31,792	32,935	31,920	34,578	36,915	31,939	33,172
Subordinated debt **	6,641	6,739	6,551	6,443	6,743	6,659	6,088	6,355
Insurance liabilities	—	—	—	—	1	1	1	1
Due to credit institutions **	26,504	30,846	30,672	35,978	38,413	41,756	42,517	42,393
Other liabilities	41,840	43,114	46,410	39,945	47,835	43,404	45,884	43,872
Stockholders’ equity ***	19,311	19,752	19,977	22,376	22,251	22,358	19,896	19,678
Other managed and marketed customer funds	63,161	68,213	70,896	69,567	70,073	71,585	62,030	65,690
Mutual funds	58,577	63,518	65,962	64,627	64,919	66,315	57,561	61,096
Pension funds	0	(0)	0	(0)	—	—	—	—
Managed portfolios	4,583	4,695	4,934	4,940	5,153	5,270	4,470	4,594
Managed and marketed customer funds	218,465	229,127	241,501	239,755	247,166	248,561	218,103	227,631

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.19	5.18	5.13	4.79	4.64	4.74	4.65	4.96
NPL coverage	85.9	86.0	83.4	84.5	83.6	84.4	85.4	79.0
Cost of credit	4.36	4.06	3.88	3.70	3.53	3.39	3.33	3.36

Latin America

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	13,752	12,470	1,282	10.3
Net fees	4,452	4,002	450	11.2
Gains (losses) on financial transactions	517	485	32	6.5
Other operating income *	36	65	(29)	(45.0)
Gross income	18,757	17,022	1,735	10.2
Operating expenses	(7,906)	(7,215)	(691)	9.6
General administrative expenses	(7,230)	(6,562)	(668)	10.2
Personnel	(3,955)	(3,498)	(457)	13.1
Other general administrative expenses	(3,274)	(3,064)	(211)	6.9
Depreciation and amortisation	(676)	(653)	(23)	3.5
Net operating income	10,851	9,807	1,044	10.6
Net loan-loss provisions	(4,950)	(4,621)	(329)	7.1
Other income	(893)	(727)	(165)	22.7
Profit before taxes	5,008	4,458	550	12.3
Tax on profit	(1,219)	(972)	(247)	25.4
Profit from continuing operations	3,789	3,486	303	8.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,789	3,486	303	8.7
Minority interests	596	748	(152)	(20.3)
Attributable profit to the Group	3,193	2,738	455	16.6
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	133,138	116,462	16,676	14.3
Trading portfolio (w/o loans)	33,670	26,387	7,283	27.6
Available-for-sale financial assets	25,926	24,674	1,252	5.1
Due from credit institutions **	21,923	18,810	3,113	16.5
Intangible assets and property and equipment	3,522	3,078	444	14.4
Other assets	49,706	31,440	18,265	58.1
Total assets/liabilities & shareholders’ equity	267,885	220,852	47,033	21.3
Customer deposits **	122,413	109,534	12,879	11.8
Marketable debt securities **	33,172	25,856	7,316	28.3
Subordinated debt **	6,355	5,231	1,125	21.5
Insurance liabilities	1	—	1	—
Due to credit institutions **	42,393	29,185	13,208	45.3
Other liabilities	43,872	32,703	11,169	34.2
Stockholders’ equity ***	19,678	18,343	1,335	7.3
Other managed and marketed customer funds	65,690	55,717	9,974	17.9
Mutual funds	61,096	51,678	9,418	18.2
Pension funds	—	(0)	0	(100.0)
Managed portfolios	4,594	4,039	555	13.8
Managed and marketed customer funds	227,631	196,337	31,293	15.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	3,083	3,110	3,052	3,225	3,227	3,400	3,515	3,610
Net fees	943	961	1,010	1,089	1,034	1,086	1,134	1,197
Gains (losses) on financial transactions	111	113	229	32	160	153	134	70
Other operating income *	(3)	36	16	16	(3)	24	24	(9)
Gross income	4,134	4,219	4,308	4,361	4,418	4,663	4,806	4,869
Operating expenses	(1,734)	(1,749)	(1,832)	(1,901)	(1,872)	(1,912)	(1,993)	(2,129)
General administrative expenses	(1,563)	(1,600)	(1,662)	(1,737)	(1,706)	(1,741)	(1,826)	(1,956)
Personnel	(831)	(860)	(886)	(922)	(917)	(961)	(1,004)	(1,073)
Other general administrative expenses	(732)	(740)	(776)	(816)	(789)	(780)	(822)	(883)
Depreciation and amortisation	(171)	(149)	(170)	(163)	(166)	(171)	(166)	(173)
Net operating income	2,400	2,470	2,476	2,461	2,547	2,751	2,814	2,740
Net loan-loss provisions	(1,150)	(1,142)	(1,181)	(1,148)	(1,098)	(1,151)	(1,301)	(1,400)
Other income	(145)	(154)	(188)	(240)	(179)	(253)	(276)	(184)
Profit before taxes	1,104	1,174	1,107	1,073	1,270	1,347	1,236	1,156
Tax on profit	(286)	(279)	(253)	(154)	(365)	(353)	(247)	(254)
Profit from continuing operations	819	896	853	918	905	994	989	902
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	819	896	853	918	905	994	989	902
Minority interests	191	201	187	170	135	166	164	131
Attributable profit to the Group	628	695	667	748	769	828	825	770
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	104,811	107,143	110,698	116,462	122,205	124,224	130,593	133,138
Trading portfolio (w/o loans)	21,036	25,070	27,155	26,387	29,391	30,053	37,837	33,670
Available-for-sale financial assets	20,875	18,977	17,630	24,674	25,361	28,613	24,085	25,926
Due from credit institutions **	18,082	16,915	23,945	18,810	21,695	22,167	26,526	21,923
Intangible assets and property and equipment	2,960	2,856	2,917	3,078	3,322	3,326	3,368	3,522
Other assets	31,805	31,616	32,114	31,440	35,511	33,552	45,273	49,706
Total assets/liabilities & shareholders’ equity	199,569	202,577	214,459	220,852	237,485	241,935	267,682	267,885
Customer deposits **	99,984	98,203	105,886	109,534	112,810	113,694	118,493	122,413
Marketable debt securities **	22,176	24,758	25,828	25,856	28,767	31,165	32,858	33,172
Subordinated debt **	5,321	5,187	5,173	5,231	5,609	5,625	6,262	6,355
Insurance liabilities	—	—	—	—	1	1	1	1
Due to credit institutions **	22,025	24,932	24,711	29,185	32,049	35,438	43,469	42,393
Other liabilities	34,190	33,747	36,881	32,703	39,836	37,102	46,574	43,872
Stockholders’ equity ***	15,873	15,750	15,981	18,343	18,414	18,910	20,024	19,678
Other managed and marketed customer funds	49,872	52,103	54,768	55,717	57,945	59,955	63,472	65,690
Mutual funds	46,174	48,419	50,826	51,678	53,637	55,475	58,873	61,096
Pension funds	0	(0)	0	(0)	—	—	—	—
Managed portfolios	3,699	3,684	3,942	4,039	4,308	4,480	4,599	4,594
Managed and marketed customer funds	177,353	180,251	191,655	196,337	205,130	210,438	221,086	227,631

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Latin America. Results

EUR million

	Gross income			Net operating income			Attributable profit to the Group *
	2015	2014	Var. (%)	2015	2014	Var. (%)	2015	2014	Var. (%)

Brazil	11,140	11,879	(6.2)	6,689	6,937	(3.6)	1,631	1,437	13.5
Mexico	3,317	3,019	9.9	1,947	1,736	12.2	629	606	3.7
Chile	2,336	2,194	6.5	1,332	1,327	0.4	455	498	(8.6)
Argentina	1,550	1,158	33.9	687	586	17.4	378	294	28.6
Uruguay	319	251	27.1	137	90	52.2	70	50	41.1
Peru	79	50	55.6	54	33	66.8	32	22	46.1
Rest	17	7	137.8	4	(3)	—	(4)	(6)	(42.1)
Total	18,757	18,557	1.1	10,851	10,706	1.3	3,193	2,902	10.0

Latin America. Results

Constant EUR million

	Gross income			Net operating income			Attributable profit to the Group *
	2015	2014	Var. (%)	2015	2014	Var. (%)	2015	2014	Var. (%)

Brazil	11,140	10,162	9.6	6,689	5,934	12.7	1,631	1,230	32.7
Mexico	3,317	3,032	9.4	1,947	1,744	11.7	629	609	3.2
Chile	2,336	2,293	1.9	1,332	1,387	(4.0)	455	521	(12.5)
Argentina	1,550	1,219	27.2	687	617	11.5	378	310	22.1
Uruguay	319	256	24.6	137	92	49.2	70	51	38.2
Peru	79	54	45.8	54	35	56.2	32	24	36.8
Rest	17	6	170.3	4	(3)	—	(4)	(6)	(35.1)
Total	18,757	17,022	10.2	10,851	9,807	10.6	3,193	2,738	16.6

Brazil

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	8,320	8,849	(530)	(6.0)
Net fees	2,643	2,831	(188)	(6.6)
Gains (losses) on financial transactions	42	82	(40)	(48.7)
Other operating income *	135	117	18	15.8
Gross income	11,140	11,879	(739)	(6.2)
Operating expenses	(4,452)	(4,942)	491	(9.9)
General administrative expenses	(4,040)	(4,437)	397	(8.9)
Personnel	(2,205)	(2,353)	148	(6.3)
Other general administrative expenses	(1,835)	(2,084)	249	(11.9)
Depreciation and amortisation	(411)	(505)	94	(18.5)
Net operating income	6,689	6,937	(248)	(3.6)
Net loan-loss provisions	(3,297)	(3,682)	385	(10.5)
Other income	(878)	(805)	(73)	9.1
Profit before taxes	2,513	2,449	64	2.6
Tax on profit	(689)	(644)	(45)	7.0
Profit from continuing operations	1,824	1,806	19	1.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,824	1,806	19	1.0
Minority interests	193	368	(175)	(47.5)
Attributable profit to the Group	1,631	1,437	194	13.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	60,238	74,373	(14,135)	(19.0)
Trading portfolio (w/o loans)	13,360	18,256	(4,896)	(26.8)
Available-for-sale financial assets	15,814	22,939	(7,125)	(31.1)
Due from credit institutions **	10,592	10,276	316	3.1
Intangible assets and property and equipment	2,280	2,640	(359)	(13.6)
Other assets	36,250	27,803	8,447	30.4
Total assets/liabilities & shareholders’ equity	138,534	156,287	(17,753)	(11.4)
Customer deposits **	56,636	68,539	(11,903)	(17.4)
Marketable debt securities **	21,984	21,903	81	0.4
Subordinated debt **	4,188	4,368	(180)	(4.1)
Insurance liabilities	1	—	1	—
Due to credit institutions **	21,600	24,108	(2,507)	(10.4)
Other liabilities	24,085	24,386	(301)	(1.2)
Stockholders’ equity ***	10,040	12,983	(2,943)	(22.7)
Other managed and marketed customer funds	45,607	49,806	(4,199)	(8.4)
Mutual funds	42,961	46,559	(3,597)	(7.7)
Pension funds	—	(0)	0	(100.0)
Managed portfolios	2,646	3,248	(602)	(18.5)
Managed and marketed customer funds	128,414	144,616	(16,202)	(11.2)

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	13.64	12.32	1.33 p.
Efficiency ratio (with amortisations)	40.0	41.6	(1.6 p. )
NPL ratio	5.98	5.05	0.93 p.
NPL coverage	83.7	95.4	(11.7 p. )
Number of employees	49,520	46,532	2,988	6.4
Number of branches	3,443	3,411	32	0.9

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	2,179	2,266	2,247	2,157	2,254	2,186	1,976	1,903
Net fees	627	683	740	781	707	683	622	631
Gains (losses) on financial transactions	13	(40)	144	(35)	24	66	6	(54)
Other operating income *	7	44	26	40	21	46	53	16
Gross income	2,826	2,952	3,158	2,943	3,007	2,981	2,656	2,497
Operating expenses	(1,140)	(1,204)	(1,299)	(1,298)	(1,187)	(1,151)	(1,056)	(1,059)
General administrative expenses	(1,014)	(1,083)	(1,163)	(1,177)	(1,068)	(1,034)	(960)	(978)
Personnel	(542)	(583)	(613)	(615)	(574)	(571)	(525)	(535)
Other general administrative expenses	(472)	(501)	(550)	(561)	(494)	(463)	(435)	(444)
Depreciation and amortisation	(126)	(121)	(136)	(121)	(118)	(116)	(96)	(81)
Net operating income	1,686	1,748	1,858	1,645	1,820	1,830	1,600	1,438
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)	(813)	(830)
Other income	(143)	(166)	(253)	(244)	(209)	(263)	(255)	(151)
Profit before taxes	639	650	647	514	785	739	533	457
Tax on profit	(194)	(178)	(160)	(111)	(253)	(230)	(99)	(107)
Profit from continuing operations	444	471	487	403	532	509	434	350
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	444	471	487	403	532	509	434	350
Minority interests	106	110	111	42	55	56	49	33
Attributable profit to the Group	339	362	376	361	477	452	385	317
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	68,518	71,475	72,918	74,373	72,492	72,083	58,227	60,238
Trading portfolio (w/o loans)	11,314	16,954	18,130	18,256	14,720	15,822	14,836	13,360
Available-for-sale financial assets	19,790	18,352	15,290	22,939	23,071	26,054	15,086	15,814
Due from credit institutions **	9,048	10,129	14,982	10,276	11,351	13,299	12,564	10,592
Intangible assets and property and equipment	2,797	2,796	2,742	2,640	2,683	2,672	2,129	2,280
Other assets	29,629	31,608	30,763	27,803	29,622	28,573	32,139	36,250
Total assets/liabilities & shareholders’ equity	141,097	151,315	154,824	156,287	153,938	158,503	134,982	138,534
Customer deposits **	65,934	68,450	70,892	68,539	65,221	67,207	54,847	56,636
Marketable debt securities **	19,898	21,772	22,999	21,903	22,597	24,688	21,045	21,984
Subordinated debt **	4,585	4,821	4,372	4,368	4,471	4,455	3,986	4,188
Insurance liabilities	—	—	—	—	1	1	1	1
Due to credit institutions **	14,903	17,281	17,843	24,108	22,329	25,887	23,247	21,600
Other liabilities	24,873	27,691	27,543	24,386	27,084	23,590	21,795	24,085
Stockholders’ equity ***	10,904	11,300	11,175	12,983	12,236	12,674	10,061	10,040
Other managed and marketed customer funds	45,749	49,593	50,864	49,806	47,664	49,878	41,753	45,607
Mutual funds	42,602	46,394	47,513	46,559	44,589	46,614	39,129	42,961
Pension funds	0	(0)	0	(0)	—	—	—	—
Managed portfolios	3,147	3,199	3,351	3,248	3,075	3,264	2,625	2,646
Managed and marketed customer funds	136,165	144,636	149,127	144,616	139,953	146,228	121,631	128,414
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments
Other information
NPL ratio	5.74	5.78	5.64	5.05	4.90	5.13	5.30	5.98
NPL coverage	95.2	94.8	91.4	95.4	95.2	95.9	96.0	83.7
Cost of credit	5.82	5.38	5.14	4.91	4.63	4.45	4.40	4.50

Brazil

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	8,320	7,570	749	9.9
Net fees	2,643	2,422	221	9.1
Gains (losses) on financial transactions	42	70	(28)	(40.1)
Other operating income *	135	100	35	35.4
Gross income	11,140	10,162	978	9.6
Operating expenses	(4,452)	(4,228)	(224)	5.3
General administrative expenses	(4,040)	(3,796)	(244)	6.4
Personnel	(2,205)	(2,013)	(192)	9.5
Other general administrative expenses	(1,835)	(1,783)	(52)	2.9
Depreciation and amortisation	(411)	(432)	21	(4.8)
Net operating income	6,689	5,934	754	12.7
Net loan-loss provisions	(3,297)	(3,150)	(147)	4.7
Other income	(878)	(689)	(189)	27.5
Profit before taxes	2,513	2,096	418	19.9
Tax on profit	(689)	(551)	(138)	25.0
Profit from continuing operations	1,824	1,545	280	18.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,824	1,545	280	18.1
Minority interests	193	315	(122)	(38.7)
Attributable profit to the Group	1,631	1,230	402	32.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	60,238	55,554	4,684	8.4
Trading portfolio (w/o loans)	13,360	13,637	(277)	(2.0)
Available-for-sale financial assets	15,814	17,135	(1,321)	(7.7)
Due from credit institutions **	10,592	7,676	2,916	38.0
Intangible assets and property and equipment	2,280	1,972	309	15.7
Other assets	36,250	20,768	15,482	74.5
Total assets/liabilities & shareholders’ equity	138,534	116,741	21,793	18.7
Customer deposits **	56,636	51,196	5,439	10.6
Marketable debt securities **	21,984	16,361	5,623	34.4
Subordinated debt **	4,188	3,263	925	28.4
Insurance liabilities	1	—	1	—
Due to credit institutions **	21,600	18,008	3,593	20.0
Other liabilities	24,085	18,216	5,870	32.2
Stockholders’ equity ***	10,040	9,698	342	3.5
Other managed and marketed customer funds	45,607	37,203	8,404	22.6
Mutual funds	42,961	34,778	8,184	23.5
Pension funds	—	(0)	0	(100.0)
Managed portfolios	2,646	2,426	220	9.1
Managed and marketed customer funds	128,414	108,023	20,391	18.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,937	1,900	1,853	1,880	1,988	2,036	2,114	2,182
Net fees	558	573	613	678	624	636	665	718
Gains (losses) on financial transactions	12	(35)	123	(29)	21	60	10	(50)
Other operating income *	6	38	21	35	18	42	54	22
Gross income	2,512	2,476	2,610	2,564	2,652	2,774	2,843	2,872
Operating expenses	(1,013)	(1,011)	(1,075)	(1,129)	(1,047)	(1,071)	(1,128)	(1,206)
General administrative expenses	(901)	(909)	(962)	(1,024)	(942)	(963)	(1,024)	(1,111)
Personnel	(482)	(489)	(507)	(536)	(507)	(532)	(560)	(607)
Other general administrative expenses	(420)	(420)	(455)	(488)	(436)	(432)	(464)	(504)
Depreciation and amortisation	(112)	(101)	(113)	(106)	(104)	(108)	(104)	(95)
Net operating income	1,499	1,466	1,536	1,434	1,605	1,702	1,715	1,666
Net loan-loss provisions	(804)	(782)	(791)	(773)	(729)	(770)	(861)	(937)
Other income	(127)	(139)	(211)	(212)	(184)	(244)	(267)	(183)
Profit before taxes	568	545	534	449	692	688	587	546
Tax on profit	(173)	(149)	(132)	(98)	(223)	(215)	(119)	(132)
Profit from continuing operations	395	396	402	352	469	474	467	414
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	395	396	402	352	469	474	467	414
Minority interests	94	92	91	38	49	52	52	40
Attributable profit to the Group	301	303	311	314	421	421	415	374
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	49,701	49,734	52,123	55,554	58,774	58,009	60,511	60,238
Trading portfolio (w/o loans)	8,207	11,797	12,959	13,637	11,935	12,733	15,418	13,360
Available-for-sale financial assets	14,355	12,770	10,930	17,135	18,705	20,968	15,678	15,814
Due from credit institutions **	6,563	7,048	10,709	7,676	9,203	10,703	13,057	10,592
Intangible assets and property and equipment	2,029	1,946	1,960	1,972	2,175	2,150	2,212	2,280
Other assets	21,492	21,994	21,990	20,768	24,016	22,995	33,399	36,250
Total assets/liabilities & shareholders’ equity	102,348	105,289	110,672	116,741	124,809	127,557	140,275	138,534
Customer deposits **	47,827	47,629	50,675	51,196	52,879	54,086	56,998	56,636
Marketable debt securities **	14,434	15,150	16,440	16,361	18,321	19,868	21,870	21,984
Subordinated debt **	3,326	3,354	3,125	3,263	3,625	3,585	4,143	4,188
Insurance liabilities	—	—	—	—	1	1	1	1
Due to credit institutions **	10,810	12,025	12,755	18,008	18,103	20,833	24,159	21,600
Other liabilities	18,042	19,268	19,688	18,216	21,959	18,984	22,650	24,085
Stockholders’ equity ***	7,909	7,863	7,988	9,698	9,920	10,200	10,456	10,040
Other managed and marketed customer funds	33,185	34,508	36,359	37,203	38,645	40,140	43,391	45,607
Mutual funds	30,902	32,282	33,963	34,778	36,152	37,513	40,663	42,961
Pension funds	0	(0)	0	(0)	—	—	—	—
Managed portfolios	2,283	2,226	2,396	2,426	2,493	2,627	2,728	2,646
Managed and marketed customer funds	98,771	100,642	106,599	108,023	113,470	117,679	126,401	128,414

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	30,324	27,593	2,731	9.9
Net fees	9,634	8,827	807	9.1
Gains (losses) on financial transactions	153	255	(102)	(40.1)
Other operating income *	494	365	129	35.4
Gross income	40,605	37,040	3,564	9.6
Operating expenses	(16,225)	(15,410)	(815)	5.3
General administrative expenses	(14,727)	(13,836)	(890)	6.4
Personnel	(8,038)	(7,339)	(699)	9.5
Other general administrative expenses	(6,689)	(6,498)	(191)	2.9
Depreciation and amortisation	(1,499)	(1,574)	75	(4.8)
Net operating income	24,379	21,630	2,749	12.7
Net loan-loss provisions	(12,017)	(11,481)	(536)	4.7
Other income	(3,201)	(2,511)	(690)	27.5
Profit before taxes	9,161	7,638	1,523	19.9
Tax on profit	(2,511)	(2,008)	(503)	25.0
Profit from continuing operations	6,650	5,630	1,020	18.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	6,650	5,630	1,020	18.1
Minority interests	704	1,148	(444)	(38.7)
Attributable profit to the Group	5,946	4,482	1,464	32.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	259,729	239,534	20,195	8.4
Trading portfolio (w/o loans)	57,604	58,797	(1,193)	(2.0)
Available-for-sale financial assets	68,184	73,879	(5,695)	(7.7)
Due from credit institutions **	45,670	33,096	12,574	38.0
Intangible assets and property and equipment	9,831	8,501	1,330	15.7
Other assets	156,298	89,545	66,753	74.5
Total assets/liabilities & shareholders’ equity	597,316	503,353	93,963	18.7
Customer deposits **	244,196	220,744	23,452	10.6
Marketable debt securities **	94,787	70,543	24,244	34.4
Subordinated debt **	18,056	14,067	3,989	28.4
Insurance liabilities	5	—	5	—
Due to credit institutions **	93,134	77,644	15,490	20.0
Other liabilities	103,848	78,540	25,308	32.2
Stockholders’ equity ***	43,290	41,815	1,475	3.5
Other managed and marketed customer funds	196,645	160,410	36,234	22.6
Mutual funds	185,236	149,951	35,285	23.5
Pension funds	—	(0)	0	(100.0)
Managed portfolios	11,408	10,459	949	9.1
Managed and marketed customer funds	553,684	465,765	87,919	18.9

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	7,060	6,927	6,756	6,851	7,248	7,419	7,705	7,952
Net fees	2,032	2,090	2,233	2,473	2,275	2,317	2,424	2,619
Gains (losses) on financial transactions	42	(127)	447	(107)	77	220	37	(181)
Other operating income *	21	137	78	128	67	153	195	79
Gross income	9,156	9,026	9,514	9,344	9,666	10,109	10,362	10,468
Operating expenses	(3,694)	(3,684)	(3,917)	(4,116)	(3,815)	(3,904)	(4,110)	(4,396)
General administrative expenses	(3,285)	(3,315)	(3,506)	(3,731)	(3,434)	(3,511)	(3,732)	(4,050)
Personnel	(1,756)	(1,784)	(1,847)	(1,952)	(1,847)	(1,937)	(2,040)	(2,213)
Other general administrative expenses	(1,529)	(1,531)	(1,658)	(1,779)	(1,587)	(1,573)	(1,692)	(1,837)
Depreciation and amortisation	(409)	(369)	(411)	(385)	(381)	(394)	(378)	(347)
Net operating income	5,462	5,343	5,597	5,228	5,851	6,205	6,251	6,072
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)	(3,138)	(3,415)
Other income	(462)	(508)	(770)	(772)	(672)	(888)	(975)	(667)
Profit before taxes	2,070	1,985	1,945	1,638	2,523	2,509	2,139	1,990
Tax on profit	(630)	(543)	(479)	(356)	(812)	(783)	(435)	(481)
Profit from continuing operations	1,440	1,442	1,466	1,283	1,711	1,726	1,704	1,509
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,440	1,442	1,466	1,283	1,711	1,726	1,704	1,509
Minority interests	342	336	333	137	177	191	190	147
Attributable profit to the Group	1,098	1,106	1,132	1,146	1,534	1,536	1,514	1,362
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	214,298	214,440	224,739	239,534	253,417	250,119	260,905	259,729
Trading portfolio (w/o loans)	35,386	50,867	55,877	58,797	51,459	54,899	66,478	57,604
Available-for-sale financial assets	61,896	55,060	47,125	73,879	80,650	90,406	67,598	68,184
Due from credit institutions **	28,299	30,390	46,175	33,096	39,680	46,147	56,297	45,670
Intangible assets and property and equipment	8,749	8,389	8,452	8,501	9,380	9,271	9,538	9,831
Other assets	92,667	94,830	94,815	89,545	103,552	99,147	144,008	156,298
Total assets/liabilities & shareholders’ equity	441,295	453,975	477,183	503,353	538,138	549,990	604,826	597,316
Customer deposits **	206,215	205,364	218,497	220,744	227,998	233,203	245,756	244,196
Marketable debt securities **	62,233	65,322	70,886	70,543	78,994	85,665	94,297	94,787
Subordinated debt **	14,339	14,463	13,473	14,067	15,630	15,457	17,861	18,056
Insurance liabilities	—	—	—	—	3	4	4	5
Due to credit institutions **	46,611	51,846	54,994	77,644	78,056	89,827	104,167	93,134
Other liabilities	77,794	83,077	84,889	78,540	94,682	81,855	97,659	103,848
Stockholders’ equity ***	34,103	33,903	34,443	41,815	42,774	43,979	45,081	43,290
Other managed and marketed customer funds	143,083	148,788	156,768	160,410	166,625	173,071	187,089	196,645
Mutual funds	133,241	139,191	146,439	149,951	155,875	161,745	175,328	185,236
Pension funds	0	(0)	0	(0)	—	—	—	—
Managed portfolios	9,842	9,597	10,329	10,459	10,750	11,326	11,761	11,408
Managed and marketed customer funds	425,871	433,937	459,623	465,765	489,248	507,397	545,003	553,684

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	2,451	2,138	313	14.6
Net fees	800	764	36	4.7
Gains (losses) on financial transactions	138	160	(22)	(13.9)
Other operating income *	(72)	(45)	(28)	61.9
Gross income	3,317	3,019	298	9.9
Operating expenses	(1,370)	(1,282)	(87)	6.8
General administrative expenses	(1,257)	(1,180)	(77)	6.5
Personnel	(662)	(593)	(69)	11.6
Other general administrative expenses	(595)	(587)	(8)	1.4
Depreciation and amortisation	(113)	(103)	(10)	9.9
Net operating income	1,947	1,736	211	12.2
Net loan-loss provisions	(877)	(756)	(120)	15.9
Other income	(4)	2	(5)	—
Profit before taxes	1,067	982	85	8.7
Tax on profit	(236)	(184)	(51)	27.8
Profit from continuing operations	831	797	34	4.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	831	797	34	4.2
Minority interests	202	191	11	6.0
Attributable profit to the Group	629	606	22	3.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	30,158	25,873	4,286	16.6
Trading portfolio (w/o loans)	16,949	10,185	6,764	66.4
Available-for-sale financial assets	5,972	4,624	1,348	29.1
Due from credit institutions **	5,467	7,058	(1,591)	(22.5)
Intangible assets and property and equipment	396	440	(44)	(10.1)
Other assets	5,785	5,545	240	4.3
Total assets/liabilities & shareholders’ equity	64,728	53,726	11,002	20.5
Customer deposits **	28,274	28,627	(352)	(1.2)
Marketable debt securities **	4,578	3,266	1,313	40.2
Subordinated debt **	1,205	1,088	116	10.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,884	6,206	6,678	107.6
Other liabilities	12,829	9,796	3,033	31.0
Stockholders’ equity ***	4,957	4,744	213	4.5
Other managed and marketed customer funds	11,477	11,523	(46)	(0.4)
Mutual funds	11,477	11,523	(46)	(0.4)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,535	44,504	1,031	2.3

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	12.88	13.16	(0.28 p. )
Efficiency ratio (with amortisations)	41.3	42.5	(1.2 p. )
NPL ratio	3.38	3.84	(0.46 p. )
NPL coverage	90.6	86.1	4.5 p.
Number of employees	17,847	16,956	891	5.3
Number of branches	1,377	1,347	30	2.2

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	499	518	549	572	597	621	600	633
Net fees	189	188	191	197	194	213	194	199
Gains (losses) on financial transactions	26	61	52	22	43	33	26	36
Other operating income *	(12)	(7)	(15)	(10)	(15)	(14)	(26)	(18)
Gross income	701	760	778	780	819	854	794	850
Operating expenses	(312)	(317)	(325)	(328)	(355)	(353)	(327)	(334)
General administrative expenses	(286)	(293)	(299)	(301)	(325)	(322)	(301)	(309)
Personnel	(138)	(144)	(153)	(158)	(168)	(173)	(163)	(158)
Other general administrative expenses	(148)	(149)	(147)	(143)	(157)	(148)	(138)	(151)
Depreciation and amortisation	(26)	(24)	(26)	(27)	(30)	(32)	(26)	(25)
Net operating income	389	442	453	452	463	501	467	516
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)	(227)	(215)
Other income	(2)	(2)	6	(1)	8	(2)	1	(10)
Profit before taxes	209	250	249	274	260	274	241	291
Tax on profit	(43)	(50)	(45)	(46)	(59)	(61)	(48)	(67)
Profit from continuing operations	166	200	204	228	201	213	193	224
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	166	200	204	228	201	213	193	224
Minority interests	40	46	49	56	48	53	50	51
Attributable profit to the Group	126	154	154	172	153	160	143	173
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	22,381	24,516	26,162	25,873	29,112	28,609	28,198	30,158
Trading portfolio (w/o loans)	11,293	11,603	12,469	10,185	16,677	15,391	18,448	16,949
Available-for-sale financial assets	3,475	3,944	4,097	4,624	4,065	3,986	4,939	5,972
Due from credit institutions **	8,347	6,975	9,606	7,058	8,447	7,086	7,744	5,467
Intangible assets and property and equipment	395	397	392	440	493	460	363	396
Other assets	5,637	5,494	5,463	5,545	6,323	5,781	5,716	5,785
Total assets/liabilities & shareholders’ equity	51,529	52,928	58,189	53,726	65,118	61,312	65,408	64,728
Customer deposits **	25,592	24,803	28,691	28,627	30,965	28,747	26,540	28,274
Marketable debt securities **	2,496	3,818	3,791	3,266	4,492	4,720	4,068	4,578
Subordinated debt **	946	971	1,027	1,088	1,202	1,181	1,159	1,205
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	5,935	7,868	6,617	6,206	9,988	8,473	11,794	12,884
Other liabilities	12,010	10,799	13,302	9,796	13,608	13,329	16,801	12,829
Stockholders’ equity ***	4,551	4,669	4,762	4,744	4,863	4,862	5,045	4,957
Other managed and marketed customer funds	11,016	11,724	12,406	11,523	13,222	12,557	11,631	11,477
Mutual funds	11,016	11,724	12,406	11,523	13,222	12,557	11,631	11,477
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	40,049	41,316	45,915	44,504	49,881	47,205	43,399	45,535

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	3.62	3.52	3.74	3.84	3.71	3.81	3.54	3.38
NPL coverage	98.6	96.6	90.1	86.1	88.4	87.5	93.0	90.6
Cost of credit	3.59	3.58	3.26	2.98	2.92	2.89	2.87	2.91

Mexico

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	2,451	2,148	303	14.1
Net fees	800	768	32	4.2
Gains (losses) on financial transactions	138	161	(23)	(14.3)
Other operating income *	(72)	(45)	(28)	61.2
Gross income	3,317	3,032	285	9.4
Operating expenses	(1,370)	(1,288)	(81)	6.3
General administrative expenses	(1,257)	(1,185)	(72)	6.1
Personnel	(662)	(596)	(66)	11.1
Other general administrative expenses	(595)	(589)	(6)	0.9
Depreciation and amortisation	(113)	(103)	(10)	9.5
Net operating income	1,947	1,744	203	11.7
Net loan-loss provisions	(877)	(760)	(117)	15.4
Other income	(4)	2	(5)	—
Profit before taxes	1,067	986	81	8.2
Tax on profit	(236)	(185)	(50)	27.3
Profit from continuing operations	831	801	30	3.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	831	801	30	3.8
Minority interests	202	192	11	5.5
Attributable profit to the Group	629	609	20	3.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	30,158	24,441	5,717	23.4
Trading portfolio (w/o loans)	16,949	9,622	7,327	76.2
Available-for-sale financial assets	5,972	4,369	1,604	36.7
Due from credit institutions **	5,467	6,667	(1,200)	(18.0)
Intangible assets and property and equipment	396	416	(20)	(4.8)
Other assets	5,785	5,238	547	10.4
Total assets/liabilities & shareholders’ equity	64,728	50,753	13,974	27.5
Customer deposits **	28,274	27,043	1,232	4.6
Marketable debt securities **	4,578	3,085	1,494	48.4
Subordinated debt **	1,205	1,028	177	17.2
Insurance liabilities	—	—	—	—
Due to credit institutions **	12,884	5,862	7,021	119.8
Other liabilities	12,829	9,254	3,575	38.6
Stockholders’ equity ***	4,957	4,481	476	10.6
Other managed and marketed customer funds	11,477	10,885	592	5.4
Mutual funds	11,477	10,885	592	5.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	45,535	42,041	3,494	8.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	515	526	544	564	572	598	623	659
Net fees	195	190	189	194	185	206	202	207
Gains (losses) on financial transactions	27	62	52	21	41	32	28	37
Other operating income *	(13)	(7)	(15)	(10)	(14)	(13)	(26)	(19)
Gross income	724	771	769	768	784	823	826	885
Operating expenses	(322)	(322)	(321)	(323)	(340)	(340)	(340)	(349)
General administrative expenses	(295)	(298)	(296)	(296)	(311)	(310)	(313)	(322)
Personnel	(143)	(146)	(151)	(156)	(160)	(167)	(169)	(165)
Other general administrative expenses	(152)	(152)	(145)	(141)	(151)	(143)	(144)	(157)
Depreciation and amortisation	(27)	(24)	(26)	(26)	(29)	(30)	(27)	(27)
Net operating income	401	449	448	445	444	482	485	536
Net loan-loss provisions	(184)	(194)	(208)	(174)	(202)	(216)	(235)	(224)
Other income	(2)	(2)	6	(1)	7	(2)	1	(10)
Profit before taxes	216	254	246	271	249	264	251	302
Tax on profit	(45)	(51)	(44)	(45)	(57)	(59)	(50)	(70)
Profit from continuing operations	171	203	202	225	192	205	201	232
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	171	203	202	225	192	205	201	232
Minority interests	41	46	49	55	46	51	52	53
Attributable profit to the Group	130	156	153	170	147	154	149	180
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	21,316	22,958	23,510	24,441	25,414	26,520	28,291	30,158
Trading portfolio (w/o loans)	10,756	10,865	11,206	9,622	14,559	14,267	18,509	16,949
Available-for-sale financial assets	3,310	3,693	3,682	4,369	3,549	3,695	4,955	5,972
Due from credit institutions **	7,950	6,532	8,632	6,667	7,374	6,568	7,770	5,467
Intangible assets and property and equipment	376	371	352	416	431	427	364	396
Other assets	5,369	5,145	4,910	5,238	5,520	5,359	5,735	5,785
Total assets/liabilities & shareholders’ equity	49,077	49,564	52,292	50,753	56,848	56,835	65,623	64,728
Customer deposits **	24,374	23,227	25,784	27,043	27,033	26,648	26,628	28,274
Marketable debt securities **	2,377	3,576	3,407	3,085	3,922	4,375	4,082	4,578
Subordinated debt **	901	909	923	1,028	1,049	1,095	1,163	1,205
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	5,652	7,368	5,946	5,862	8,720	7,855	11,833	12,884
Other liabilities	11,439	10,113	11,954	9,254	11,880	12,355	16,856	12,829
Stockholders’ equity ***	4,334	4,372	4,279	4,481	4,245	4,507	5,062	4,957
Other managed and marketed customer funds	10,492	10,979	11,149	10,885	11,543	11,640	11,669	11,477
Mutual funds	10,492	10,979	11,149	10,885	11,543	11,640	11,669	11,477
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	38,144	38,690	41,262	42,041	43,546	43,758	43,542	45,535
(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	43,061	37,737	5,324	14.1
Net fees	14,055	13,489	565	4.2
Gains (losses) on financial transactions	2,427	2,832	(405)	(14.3)
Other operating income *	(1,273)	(790)	(483)	61.2
Gross income	58,269	53,268	5,001	9.4
Operating expenses	(24,060)	(22,629)	(1,431)	6.3
General administrative expenses	(22,077)	(20,817)	(1,260)	6.1
Personnel	(11,629)	(10,466)	(1,162)	11.1
Other general administrative expenses	(10,448)	(10,350)	(98)	0.9
Depreciation and amortisation	(1,983)	(1,812)	(171)	9.5
Net operating income	34,209	30,639	3,570	11.7
Net loan-loss provisions	(15,406)	(13,349)	(2,057)	15.4
Other income	(64)	31	(95)	—
Profit before taxes	18,739	17,321	1,418	8.2
Tax on profit	(4,142)	(3,255)	(887)	27.3
Profit from continuing operations	14,597	14,066	531	3.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	14,597	14,066	531	3.8
Minority interests	3,551	3,365	186	5.5
Attributable profit to the Group	11,046	10,701	346	3.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	570,433	462,295	108,137	23.4
Trading portfolio (w/o loans)	320,576	181,988	138,588	76.2
Available-for-sale financial assets	112,964	82,629	30,335	36.7
Due from credit institutions **	103,406	126,112	(22,706)	(18.0)
Intangible assets and property and equipment	7,488	7,864	(377)	(4.8)
Other assets	109,423	99,082	10,341	10.4
Total assets/liabilities & shareholders’ equity	1,224,289	959,970	264,319	27.5
Customer deposits **	534,796	511,501	23,295	4.6
Marketable debt securities **	86,599	58,350	28,249	48.4
Subordinated debt **	22,788	19,446	3,341	17.2
Insurance liabilities	—	—	—	—
Due to credit institutions **	243,694	110,885	132,808	119.8
Other liabilities	242,651	175,028	67,624	38.6
Stockholders’ equity ***	93,761	84,759	9,001	10.6
Other managed and marketed customer funds	217,086	205,892	11,194	5.4
Mutual funds	217,086	205,892	11,194	5.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	861,269	795,189	66,080	8.3

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	9,042	9,237	9,552	9,906	10,041	10,504	10,939	11,578
Net fees	3,427	3,341	3,319	3,401	3,259	3,613	3,541	3,642
Gains (losses) on financial transactions	466	1,095	906	364	718	564	487	657
Other operating income *	(223)	(125)	(261)	(180)	(249)	(232)	(463)	(329)
Gross income	12,712	13,548	13,516	13,491	13,769	14,450	14,503	15,547
Operating expenses	(5,659)	(5,656)	(5,647)	(5,667)	(5,973)	(5,978)	(5,978)	(6,131)
General administrative expenses	(5,186)	(5,230)	(5,195)	(5,206)	(5,467)	(5,444)	(5,501)	(5,664)
Personnel	(2,511)	(2,568)	(2,654)	(2,735)	(2,819)	(2,934)	(2,969)	(2,907)
Other general administrative expenses	(2,675)	(2,663)	(2,542)	(2,471)	(2,648)	(2,510)	(2,533)	(2,757)
Depreciation and amortisation	(473)	(426)	(451)	(461)	(506)	(533)	(476)	(467)
Net operating income	7,053	7,892	7,870	7,824	7,795	8,472	8,526	9,416
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)	(4,131)	(3,939)
Other income	(28)	(34)	106	(13)	130	(36)	17	(174)
Profit before taxes	3,788	4,458	4,322	4,753	4,380	4,644	4,412	5,302
Tax on profit	(785)	(897)	(779)	(794)	(999)	(1,039)	(882)	(1,223)
Profit from continuing operations	3,003	3,561	3,542	3,959	3,381	3,606	3,530	4,080
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,003	3,561	3,542	3,959	3,381	3,606	3,530	4,080
Minority interests	724	813	860	968	807	902	917	925
Attributable profit to the Group	2,279	2,748	2,682	2,992	2,574	2,704	2,613	3,155
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	403,181	434,237	444,689	462,295	480,702	501,609	535,103	570,433
Trading portfolio (w/o loans)	203,446	205,512	211,949	181,988	275,379	269,846	350,088	320,576
Available-for-sale financial assets	62,606	69,858	69,645	82,629	67,130	69,887	93,721	112,964
Due from credit institutions **	150,376	123,543	163,276	126,112	139,476	124,233	146,957	103,406
Intangible assets and property and equipment	7,120	7,023	6,663	7,864	8,147	8,071	6,886	7,488
Other assets	101,544	97,312	92,864	99,082	104,415	101,354	108,480	109,423
Total assets/liabilities & shareholders’ equity	928,273	937,484	989,085	959,970	1,075,250	1,075,000	1,241,236	1,224,289
Customer deposits **	461,025	439,325	487,683	511,501	511,307	504,032	503,652	534,796
Marketable debt securities **	44,957	67,634	64,439	58,350	74,174	82,758	77,205	86,599
Subordinated debt **	17,043	17,192	17,456	19,446	19,849	20,706	22,000	22,788
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	106,914	139,354	112,465	110,885	164,927	148,567	223,811	243,694
Other liabilities	216,355	191,277	226,100	175,028	224,700	233,697	318,821	242,651
Stockholders’ equity ***	81,978	82,703	80,941	84,759	80,293	85,240	95,747	93,761
Other managed and marketed customer funds	198,447	207,656	210,870	205,892	218,327	220,166	220,719	217,086
Mutual funds	198,447	207,656	210,870	205,892	218,327	220,166	220,719	217,086
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	721,473	731,806	780,448	795,189	823,657	827,662	823,577	861,269

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	1,791	1,734	57	3.3
Net fees	360	328	32	9.8
Gains (losses) on financial transactions	173	115	59	51.0
Other operating income *	12	18	(6)	(33.6)
Gross income	2,336	2,194	142	6.5
Operating expenses	(1,004)	(866)	(137)	15.8
General administrative expenses	(926)	(804)	(123)	15.2
Personnel	(568)	(477)	(91)	19.1
Other general administrative expenses	(358)	(327)	(31)	9.6
Depreciation and amortisation	(77)	(63)	(15)	23.4
Net operating income	1,332	1,327	5	0.4
Net loan-loss provisions	(567)	(521)	(46)	8.9
Other income	3	(24)	27	—
Profit before taxes	768	783	(14)	(1.8)
Tax on profit	(114)	(54)	(59)	109.0
Profit from continuing operations	655	728	(74)	(10.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	655	728	(74)	(10.1)
Minority interests	199	230	(31)	(13.4)
Attributable profit to the Group	455	498	(43)	(8.6)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	32,338	30,550	1,788	5.9
Trading portfolio (w/o loans)	3,144	3,075	69	2.2
Available-for-sale financial assets	2,668	2,274	394	17.3
Due from credit institutions **	4,579	3,837	742	19.3
Intangible assets and property and equipment	355	347	8	2.4
Other assets	2,876	2,680	196	7.3
Total assets/liabilities & shareholders’ equity	45,960	42,763	3,197	7.5
Customer deposits **	24,347	23,352	995	4.3
Marketable debt securities **	6,504	6,650	(146)	(2.2)
Subordinated debt **	963	985	(22)	(2.2)
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,886	4,393	1,493	34.0
Other liabilities	5,280	4,437	843	19.0
Stockholders’ equity ***	2,980	2,946	33	1.1
Other managed and marketed customer funds	7,370	7,256	114	1.6
Mutual funds	5,422	5,564	(142)	(2.5)
Pension funds	—	—	—	—
Managed portfolios	1,948	1,693	256	15.1
Managed and marketed customer funds	39,184	38,242	942	2.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	15.32	19.50	(4.19 p. )
Efficiency ratio (with amortisations)	43.0	39.5	3.5 p.
NPL ratio	5.62	5.97	(0.35 p. )
NPL coverage	53.9	52.4	1.5 p.
Number of employees	12,454	12,123	331	2.7
Number of branches	472	475	(3)	(0.6)

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	408	447	387	491	398	498	460	435
Net fees	81	78	82	86	87	96	93	84
Gains (losses) on financial transactions	39	19	29	28	65	35	51	22
Other operating income *	5	5	5	3	4	4	2	2
Gross income	532	550	504	608	553	633	606	543
Operating expenses	(204)	(213)	(220)	(229)	(238)	(263)	(243)	(260)
General administrative expenses	(185)	(202)	(203)	(214)	(219)	(244)	(224)	(239)
Personnel	(106)	(121)	(121)	(129)	(128)	(149)	(138)	(153)
Other general administrative expenses	(79)	(81)	(82)	(85)	(91)	(95)	(86)	(86)
Depreciation and amortisation	(19)	(11)	(17)	(15)	(18)	(19)	(18)	(21)
Net operating income	328	336	284	379	316	370	364	283
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)	(153)	(157)
Other income	(7)	(3)	3	(18)	6	(3)	(4)	4
Profit before taxes	206	216	156	205	190	241	207	130
Tax on profit	(32)	(27)	(23)	29	(43)	(28)	(25)	(17)
Profit from continuing operations	173	189	132	234	147	212	182	113
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	173	189	132	234	147	212	182	113
Minority interests	53	59	43	74	41	65	57	36
Attributable profit to the Group	120	129	89	160	106	147	125	78
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	27,993	28,701	29,057	30,550	34,510	33,733	31,874	32,338
Trading portfolio (w/o loans)	1,764	2,106	2,723	3,075	2,940	2,918	3,665	3,144
Available-for-sale financial assets	2,454	1,796	2,192	2,274	2,290	2,831	2,449	2,668
Due from credit institutions **	2,922	2,851	3,630	3,837	4,599	4,020	4,489	4,579
Intangible assets and property and equipment	313	281	295	347	382	371	343	355
Other assets	2,562	2,091	2,749	2,680	3,564	2,621	2,658	2,876
Total assets/liabilities & shareholders’ equity	38,009	37,826	40,647	42,763	48,285	46,495	45,477	45,960
Customer deposits **	20,436	19,929	21,294	23,352	26,499	24,203	23,211	24,347
Marketable debt securities **	5,399	6,146	6,047	6,650	7,404	7,441	6,743	6,504
Subordinated debt **	1,110	948	1,152	985	1,070	1,023	942	963
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	4,550	4,648	5,138	4,393	4,407	5,801	5,878	5,886
Other liabilities	3,902	3,703	4,497	4,437	5,712	5,128	5,843	5,280
Stockholders’ equity ***	2,612	2,452	2,519	2,946	3,193	2,898	2,860	2,980
Other managed and marketed customer funds	5,864	6,346	6,777	7,256	7,871	7,792	7,307	7,370
Mutual funds	4,427	4,850	5,194	5,564	5,793	5,786	5,463	5,422
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,437	1,496	1,583	1,693	2,078	2,006	1,845	1,948
Managed and marketed customer funds	32,808	33,368	35,270	38,242	42,845	40,459	38,204	39,184

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	5.99	5.94	5.98	5.97	5.88	5.73	5.60	5.62
NPL coverage	50.7	51.7	52.3	52.4	52.0	51.6	52.8	53.9
Cost of credit	1.82	1.76	1.71	1.75	1.74	1.68	1.68	1.65

Chile

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	1,791	1,812	(21)	(1.2)
Net fees	360	342	17	5.0
Gains (losses) on financial transactions	173	120	53	44.5
Other operating income *	12	18	(7)	(36.5)
Gross income	2,336	2,293	43	1.9
Operating expenses	(1,004)	(905)	(98)	10.8
General administrative expenses	(926)	(840)	(86)	10.3
Personnel	(568)	(498)	(70)	14.0
Other general administrative expenses	(358)	(342)	(17)	4.9
Depreciation and amortisation	(77)	(65)	(12)	18.1
Net operating income	1,332	1,387	(55)	(4.0)
Net loan-loss provisions	(567)	(544)	(23)	4.2
Other income	3	(25)	29	—
Profit before taxes	768	818	(50)	(6.1)
Tax on profit	(114)	(57)	(57)	99.9
Profit from continuing operations	655	761	(106)	(14.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	655	761	(106)	(14.0)
Minority interests	199	240	(41)	(17.1)
Attributable profit to the Group	455	521	(65)	(12.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	32,338	29,111	3,227	11.1
Trading portfolio (w/o loans)	3,144	2,930	214	7.3
Available-for-sale financial assets	2,668	2,167	501	23.1
Due from credit institutions **	4,579	3,656	923	25.2
Intangible assets and property and equipment	355	331	25	7.5
Other assets	2,876	2,554	322	12.6
Total assets/liabilities & shareholders’ equity	45,960	40,749	5,212	12.8
Customer deposits **	24,347	22,252	2,095	9.4
Marketable debt securities **	6,504	6,336	168	2.6
Subordinated debt **	963	938	25	2.6
Insurance liabilities	—	—	—	—
Due to credit institutions **	5,886	4,186	1,700	40.6
Other liabilities	5,280	4,228	1,052	24.9
Stockholders’ equity ***	2,980	2,808	172	6.1
Other managed and marketed customer funds	7,370	6,914	456	6.6
Mutual funds	5,422	5,301	121	2.3
Pension funds	—	—	—	—
Managed portfolios	1,948	1,613	335	20.8
Managed and marketed customer funds	39,184	36,441	2,743	7.5

(**).-  Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	426	470	409	508	386	470	476	459
Net fees	84	82	87	89	84	90	96	89
Gains (losses) on financial transactions	40	20	31	28	63	33	52	25
Other operating income *	5	5	5	3	4	4	2	2
Gross income	555	577	533	628	537	597	627	574
Operating expenses	(213)	(224)	(232)	(236)	(231)	(248)	(252)	(273)
General administrative expenses	(193)	(212)	(214)	(221)	(213)	(230)	(233)	(251)
Personnel	(111)	(127)	(127)	(133)	(124)	(141)	(143)	(160)
Other general administrative expenses	(82)	(85)	(87)	(88)	(89)	(89)	(89)	(91)
Depreciation and amortisation	(20)	(12)	(18)	(16)	(18)	(18)	(19)	(22)
Net operating income	343	353	300	392	306	349	375	301
Net loan-loss provisions	(121)	(124)	(138)	(161)	(128)	(119)	(157)	(164)
Other income	(7)	(3)	3	(19)	6	(3)	(4)	4
Profit before taxes	214	227	165	212	185	227	214	142
Tax on profit	(34)	(29)	(25)	30	(42)	(26)	(27)	(19)
Profit from continuing operations	181	198	140	242	143	201	188	123
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	181	198	140	242	143	201	188	123
Minority interests	55	62	46	77	40	62	59	38
Attributable profit to the Group	126	135	94	165	103	139	129	84

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	27,595	27,970	28,383	29,111	30,144	31,162	32,331	32,338
Trading portfolio (w/o loans)	1,739	2,052	2,660	2,930	2,568	2,695	3,717	3,144
Available-for-sale financial assets	2,419	1,750	2,141	2,167	2,000	2,615	2,484	2,668
Due from credit institutions **	2,881	2,779	3,546	3,656	4,018	3,714	4,554	4,579
Intangible assets and property and equipment	308	274	289	331	334	343	348	355
Other assets	2,526	2,037	2,685	2,554	3,113	2,422	2,696	2,876
Total assets/liabilities & shareholders’ equity	37,467	36,862	39,704	40,749	42,177	42,951	46,130	45,960
Customer deposits **	20,145	19,421	20,800	22,252	23,147	22,358	23,545	24,347
Marketable debt securities **	5,322	5,989	5,906	6,336	6,468	6,874	6,839	6,504
Subordinated debt **	1,094	924	1,126	938	935	945	956	963
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	4,485	4,530	5,018	4,186	3,850	5,359	5,963	5,886
Other liabilities	3,846	3,608	4,393	4,228	4,989	4,737	5,926	5,280
Stockholders’ equity ***	2,575	2,390	2,460	2,808	2,789	2,677	2,901	2,980
Other managed and marketed customer funds	5,780	6,184	6,620	6,914	6,875	7,198	7,412	7,370
Mutual funds	4,364	4,726	5,074	5,301	5,060	5,345	5,541	5,422
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,416	1,458	1,546	1,613	1,815	1,853	1,871	1,948
Managed and marketed customer funds	32,341	32,518	34,452	36,441	37,424	37,375	38,752	39,184

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	1,296,827	1,312,090	(15,263)	(1.2)
Net fees	260,342	247,890	12,452	5.0
Gains (losses) on financial transactions	125,415	86,793	38,621	44.5
Other operating income *	8,433	13,274	(4,840)	(36.5)
Gross income	1,691,016	1,660,047	30,969	1.9
Operating expenses	(726,556)	(655,540)	(71,016)	10.8
General administrative expenses	(670,677)	(608,223)	(62,454)	10.3
Personnel	(411,279)	(360,871)	(50,408)	14.0
Other general administrative expenses	(259,397)	(247,352)	(12,046)	4.9
Depreciation and amortisation	(55,879)	(47,317)	(8,563)	18.1
Net operating income	964,460	1,004,507	(40,047)	(4.0)
Net loan-loss provisions	(410,462)	(393,885)	(16,577)	4.2
Other income	2,235	(18,420)	20,655	—
Profit before taxes	556,232	592,201	(35,969)	(6.1)
Tax on profit	(82,244)	(41,137)	(41,107)	99.9
Profit from continuing operations	473,988	551,064	(77,076)	(14.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	473,988	551,064	(77,076)	(14.0)
Minority interests	144,212	173,971	(29,759)	(17.1)
Attributable profit to the Group	329,776	377,093	(47,317)	(12.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	25,022,327	22,525,228	2,497,099	11.1
Trading portfolio (w/o loans)	2,432,810	2,267,402	165,408	7.3
Available-for-sale financial assets	2,064,389	1,676,518	387,871	23.1
Due from credit institutions **	3,543,335	2,829,090	714,245	25.2
Intangible assets and property and equipment	274,935	255,870	19,065	7.5
Other assets	2,225,011	1,975,977	249,034	12.6
Total assets/liabilities & shareholders’ equity	35,562,808	31,530,086	4,032,722	12.8
Customer deposits **	18,839,110	17,217,818	1,621,292	9.4
Marketable debt securities **	5,032,677	4,902,966	129,711	2.6
Subordinated debt **	745,019	725,916	19,103	2.6
Insurance liabilities	—	—	—	—
Due to credit institutions **	4,554,756	3,239,089	1,315,667	40.6
Other liabilities	4,085,568	3,271,869	813,699	24.9
Stockholders’ equity ***	2,305,677	2,172,428	133,249	6.1
Other managed and marketed customer funds	5,702,734	5,350,036	352,698	6.6
Mutual funds	4,195,375	4,102,113	93,262	2.3
Pension funds	—	—	—	—
Managed portfolios	1,507,358	1,247,923	259,436	20.8
Managed and marketed customer funds	30,319,540	28,196,736	2,122,804	7.5

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Chile

Ch$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	308,334	339,971	296,294	367,491	279,722	340,367	344,624	332,114
Net fees	61,169	59,211	63,049	64,460	60,830	65,361	69,741	64,409
Gains (losses) on financial transactions	29,113	14,750	22,383	20,548	45,671	23,778	37,877	18,089
Other operating income *	3,411	3,946	3,866	2,051	2,611	2,980	1,560	1,282
Gross income	402,028	417,878	385,592	454,549	388,834	432,486	453,802	415,894
Operating expenses	(153,985)	(162,187)	(168,289)	(171,079)	(166,957)	(179,795)	(182,136)	(197,668)
General administrative expenses	(139,725)	(153,687)	(155,058)	(159,752)	(154,015)	(166,696)	(168,334)	(181,632)
Personnel	(80,193)	(92,216)	(92,221)	(96,241)	(89,753)	(102,044)	(103,697)	(115,785)
Other general administrative expenses	(59,533)	(61,471)	(62,837)	(63,511)	(64,262)	(64,652)	(64,637)	(65,847)
Depreciation and amortisation	(14,259)	(8,500)	(13,231)	(11,327)	(12,942)	(13,099)	(13,802)	(16,037)
Net operating income	248,043	255,691	217,303	283,469	221,876	252,691	271,667	218,226
Net loan-loss provisions	(87,661)	(89,606)	(100,021)	(116,599)	(92,461)	(85,988)	(113,450)	(118,563)
Other income	(5,126)	(1,977)	2,120	(13,438)	4,340	(2,008)	(2,938)	2,841
Profit before taxes	155,256	164,109	119,402	153,433	133,755	164,694	155,280	102,503
Tax on profit	(24,257)	(20,834)	(17,909)	21,863	(30,251)	(19,172)	(19,205)	(13,616)
Profit from continuing operations	130,999	143,275	101,494	175,296	103,504	145,523	136,074	88,887
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	130,999	143,275	101,494	175,296	103,504	145,523	136,074	88,887
Minority interests	40,073	45,172	33,154	55,573	29,047	44,798	42,529	27,838
Attributable profit to the Group	90,926	98,103	68,340	119,723	74,457	100,724	93,545	61,049

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	21,351,994	21,642,312	21,962,215	22,525,228	23,324,691	24,112,256	25,017,101	25,022,327
Trading portfolio (w/o loans)	1,345,769	1,587,678	2,058,276	2,267,402	1,986,953	2,085,549	2,876,402	2,432,810
Available-for-sale financial assets	1,871,483	1,354,485	1,656,941	1,676,518	1,547,496	2,023,435	1,922,237	2,064,389
Due from credit institutions **	2,228,999	2,149,940	2,743,727	2,829,090	3,108,653	2,873,800	3,523,682	3,543,335
Intangible assets and property and equipment	238,548	212,189	223,326	255,870	258,454	265,481	268,891	274,935
Other assets	1,954,301	1,576,360	2,077,558	1,975,977	2,408,832	1,873,698	2,086,139	2,225,011
Total assets/liabilities & shareholders’ equity	28,991,095	28,522,964	30,722,042	31,530,086	32,635,077	33,234,218	35,694,451	35,562,808
Customer deposits **	15,587,270	15,027,577	16,094,833	17,217,818	17,910,204	17,299,950	18,218,198	18,839,110
Marketable debt securities **	4,117,862	4,634,207	4,570,224	4,902,966	5,004,370	5,318,871	5,292,185	5,032,677
Subordinated debt **	846,837	714,810	870,952	725,916	723,272	731,276	739,433	745,019
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	3,470,515	3,504,985	3,883,166	3,239,089	2,978,870	4,146,852	4,613,855	4,554,756
Other liabilities	2,975,939	2,792,143	3,399,220	3,271,869	3,860,523	3,665,635	4,585,752	4,085,568
Stockholders’ equity ***	1,992,672	1,849,241	1,903,646	2,172,428	2,157,838	2,071,635	2,245,028	2,305,677
Other managed and marketed customer funds	4,472,554	4,785,008	5,122,202	5,350,036	5,319,970	5,569,920	5,735,494	5,702,734
Mutual funds	3,376,825	3,656,974	3,925,929	4,102,113	3,915,566	4,136,125	4,287,513	4,195,375
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,095,730	1,128,033	1,196,273	1,247,923	1,404,403	1,433,795	1,447,981	1,507,358
Managed and marketed customer funds	25,024,523	25,161,602	26,658,212	28,196,736	28,957,816	28,920,017	29,985,311	30,319,540

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,116	4,789	1,327	27.7
Net fees	1,086	830	256	30.9
Gains (losses) on financial transactions	231	205	26	12.6
Other operating income *	367	156	211	135.6
Gross income	7,799	5,979	1,820	30.4
Operating expenses	(3,025)	(2,239)	(785)	35.1
General administrative expenses	(2,761)	(2,040)	(722)	35.4
Personnel	(1,543)	(1,141)	(401)	35.1
Other general administrative expenses	(1,219)	(898)	(320)	35.7
Depreciation and amortisation	(264)	(200)	(64)	32.0
Net operating income	4,774	3,740	1,035	27.7
Net loan-loss provisions	(3,103)	(2,233)	(870)	39.0
Other income	(148)	13	(161)	—
Profit before taxes	1,523	1,520	3	0.2
Tax on profit	(516)	(440)	(77)	17.4
Profit from continuing operations	1,007	1,081	(73)	(6.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,007	1,081	(73)	(6.8)
Minority interests	329	219	110	50.1
Attributable profit to the Group	678	861	(183)	(21.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	84,190	70,420	13,771	19.6
Trading portfolio (w/o loans)	2,299	5,043	(2,743)	(54.4)
Available-for-sale financial assets	19,145	12,737	6,408	50.3
Due from credit institutions **	3,901	3,460	441	12.7
Intangible assets and property and equipment	9,156	6,905	2,251	32.6
Other assets	11,892	9,469	2,423	25.6
Total assets/liabilities & shareholders’ equity	130,584	108,034	22,551	20.9
Customer deposits **	60,115	51,304	8,811	17.2
Marketable debt securities **	23,000	16,000	7,000	43.8
Subordinated debt **	906	796	109	13.7
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,169	17,760	8,410	47.4
Other liabilities	9,073	10,543	(1,469)	(13.9)
Stockholders’ equity ***	11,321	11,632	(310)	(2.7)
Other managed and marketed customer funds	19,478	15,729	3,750	23.8
Mutual funds	7,123	3,621	3,502	96.7
Pension funds	—	—	—	—
Managed portfolios	12,355	12,107	248	2.0
Managed and marketed customer funds	103,499	83,828	19,670	23.5

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Ratios (%) and other data
ROE	6.05	7.82	(1.77 p. )
Efficiency ratio (with amortisations)	38.8	37.5	1.3 p.
NPL ratio	2.13	2.42	(0.29 p. )
NPL coverage	225.0	193.6	31.4 p.
Number of employees	18,123	16,687	1,436	8.6
Number of branches	783	811	(28)	(3.5)

USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,137	1,174	1,222	1,256	1,463	1,549	1,550	1,554
Net fees	200	206	206	218	262	271	266	286
Gains (losses) on financial transactions	40	26	69	70	51	103	39	37
Other operating income *	16	32	41	67	92	77	96	102
Gross income	1,393	1,438	1,538	1,610	1,868	2,000	1,952	1,979
Operating expenses	(527)	(524)	(566)	(622)	(696)	(729)	(772)	(827)
General administrative expenses	(472)	(484)	(514)	(569)	(635)	(663)	(708)	(754)
Personnel	(262)	(274)	(285)	(320)	(363)	(379)	(388)	(413)
Other general administrative expenses	(210)	(209)	(229)	(249)	(272)	(284)	(320)	(342)
Depreciation and amortisation	(55)	(41)	(52)	(52)	(60)	(66)	(64)	(73)
Net operating income	866	914	971	989	1,172	1,271	1,180	1,152
Net loan-loss provisions	(546)	(499)	(611)	(577)	(639)	(754)	(750)	(959)
Other income	(2)	(3)	(14)	32	(18)	(42)	(37)	(51)
Profit before taxes	317	412	347	444	514	475	393	142
Tax on profit	(93)	(138)	(89)	(119)	(158)	(158)	(129)	(72)
Profit from continuing operations	224	275	257	325	357	317	264	69
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	224	275	257	325	357	317	264	69
Minority interests	44	65	49	61	100	100	78	51
Attributable profit to the Group	180	209	208	265	257	216	186	18

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	61,483	62,756	66,782	70,420	82,418	79,652	80,789	84,190
Trading portfolio (w/o loans)	2,682	3,149	3,966	5,043	1,524	1,676	1,248	2,299
Available-for-sale financial assets	9,004	8,262	11,668	12,737	16,549	16,783	18,446	19,145
Due from credit institutions **	3,142	3,513	3,368	3,460	4,663	4,969	4,305	3,901
Intangible assets and property and equipment	3,275	4,635	6,009	6,905	7,975	7,899	8,585	9,156
Other assets	7,583	9,040	8,583	9,469	9,660	10,086	12,065	11,892
Total assets/liabilities & shareholders’ equity	87,170	91,354	100,375	108,034	122,788	121,064	125,438	130,584
Customer deposits **	44,041	44,493	49,556	51,304	60,162	58,133	58,970	60,115
Marketable debt securities **	12,436	14,373	15,810	16,000	19,221	20,942	21,552	23,000
Subordinated debt **	703	701	778	796	918	872	891	906
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	12,150	13,119	13,813	17,760	23,770	21,584	25,138	26,169
Other liabilities	6,796	7,505	9,099	10,543	7,605	8,397	7,571	9,073
Stockholders’ equity ***	11,044	11,164	11,320	11,632	11,113	11,136	11,315	11,321
Other managed and marketed customer funds	11,944	12,675	14,728	15,729	22,613	20,942	19,980	19,478
Mutual funds	2,482	2,599	3,402	3,621	8,536	7,707	7,317	7,123
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	9,462	10,076	11,326	12,107	14,077	13,235	12,663	12,355
Managed and marketed customer funds	69,123	72,242	80,872	83,828	102,914	100,889	101,394	103,499

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + valuation adjustments

Other information
NPL ratio	2.78	2.79	2.57	2.42	2.20	2.20	2.20	2.13
NPL coverage	163.2	165.6	183.7	193.6	211.5	224.2	218.3	225.0
Cost of credit	2.82	3.03	3.27	3.31	3.25	3.39	3.36	3.66

USA

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,116	5,728	388	6.8
Net fees	1,086	992	93	9.4
Gains (losses) on financial transactions	231	245	(14)	(5.9)
Other operating income *	367	186	181	97.0
Gross income	7,799	7,152	647	9.0
Operating expenses	(3,025)	(2,679)	(346)	12.9
General administrative expenses	(2,761)	(2,440)	(321)	13.2
Personnel	(1,543)	(1,365)	(177)	13.0
Other general administrative expenses	(1,219)	(1,074)	(144)	13.4
Depreciation and amortisation	(264)	(239)	(25)	10.3
Net operating income	4,774	4,473	301	6.7
Net loan-loss provisions	(3,103)	(2,671)	(433)	16.2
Other income	(148)	16	(164)	—
Profit before taxes	1,523	1,818	(295)	(16.2)
Tax on profit	(516)	(526)	10	(1.8)
Profit from continuing operations	1,007	1,293	(285)	(22.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,007	1,293	(285)	(22.1)
Minority interests	329	262	67	25.5
Attributable profit to the Group	678	1,030	(352)	(34.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	84,190	78,531	5,660	7.2
Trading portfolio (w/o loans)	2,299	5,624	(3,324)	(59.1)
Available-for-sale financial assets	19,145	14,204	4,941	34.8
Due from credit institutions **	3,901	3,859	42	1.1
Intangible assets and property and equipment	9,156	7,700	1,456	18.9
Other assets	11,892	10,560	1,332	12.6
Total assets/liabilities & shareholders’ equity	130,584	120,477	10,107	8.4
Customer deposits **	60,115	57,213	2,902	5.1
Marketable debt securities **	23,000	17,842	5,157	28.9
Subordinated debt **	906	888	18	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	26,169	19,805	6,364	32.1
Other liabilities	9,073	11,757	(2,684)	(22.8)
Stockholders’ equity ***	11,321	12,971	(1,650)	(12.7)
Other managed and marketed customer funds	19,478	17,540	1,938	11.0
Mutual funds	7,123	4,039	3,085	76.4
Pension funds	—	—	—	—
Managed portfolios	12,355	13,502	(1,147)	(8.5)
Managed and marketed customer funds	103,499	93,484	10,015	10.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,404	1,453	1,459	1,412	1,485	1,543	1,554	1,534
Net fees	246	255	246	245	265	270	267	283
Gains (losses) on financial transactions	50	32	84	80	52	103	39	36
Other operating income *	20	39	50	77	93	76	97	101
Gross income	1,721	1,779	1,838	1,815	1,895	1,993	1,957	1,954
Operating expenses	(651)	(648)	(677)	(702)	(706)	(727)	(774)	(818)
General administrative expenses	(583)	(598)	(615)	(644)	(645)	(661)	(710)	(746)
Personnel	(324)	(339)	(341)	(362)	(368)	(378)	(389)	(408)
Other general administrative expenses	(260)	(259)	(274)	(282)	(276)	(283)	(321)	(338)
Depreciation and amortisation	(68)	(50)	(62)	(59)	(61)	(66)	(64)	(72)
Net operating income	1,069	1,131	1,161	1,112	1,189	1,266	1,183	1,136
Net loan-loss provisions	(675)	(617)	(731)	(647)	(648)	(752)	(752)	(950)
Other income	(3)	(3)	(17)	39	(19)	(42)	(37)	(51)
Profit before taxes	391	510	413	504	522	472	394	136
Tax on profit	(115)	(170)	(106)	(134)	(160)	(157)	(129)	(70)
Profit from continuing operations	276	340	307	370	362	315	265	65
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	276	340	307	370	362	315	265	65
Minority interests	54	81	59	68	101	100	78	50
Attributable profit to the Group	222	259	248	301	261	215	187	15

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	77,866	78,729	77,185	78,531	81,449	81,861	83,134	84,190
Trading portfolio (w/o loans)	3,397	3,950	4,584	5,624	1,506	1,722	1,284	2,299
Available-for-sale financial assets	11,403	10,365	13,485	14,204	16,354	17,248	18,981	19,145
Due from credit institutions **	3,980	4,407	3,892	3,859	4,608	5,107	4,430	3,901
Intangible assets and property and equipment	4,148	5,815	6,946	7,700	7,881	8,118	8,834	9,156
Other assets	9,604	11,341	9,920	10,560	9,547	10,365	12,415	11,892
Total assets/liabilities & shareholders’ equity	110,397	114,606	116,012	120,477	121,345	124,422	129,079	130,584
Customer deposits **	55,776	55,818	57,276	57,213	59,454	59,745	60,682	60,115
Marketable debt securities **	15,749	18,031	18,273	17,842	18,995	21,523	22,178	23,000
Subordinated debt **	890	879	899	888	908	897	917	906
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	15,387	16,458	15,965	19,805	23,490	22,182	25,868	26,169
Other liabilities	8,607	9,415	10,516	11,757	7,515	8,630	7,791	9,073
Stockholders’ equity ***	13,987	14,005	13,083	12,971	10,982	11,445	11,644	11,321
Other managed and marketed customer funds	15,126	15,901	17,022	17,540	22,347	21,523	20,560	19,478
Mutual funds	3,143	3,261	3,931	4,039	8,435	7,921	7,530	7,123
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	11,983	12,640	13,090	13,502	13,912	13,602	13,031	12,355
Managed and marketed customer funds	87,542	90,629	93,470	93,484	101,704	103,687	104,337	103,499

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,781	6,351	430	6.8
Net fees	1,204	1,100	104	9.4
Gains (losses) on financial transactions	256	272	(16)	(5.9)
Other operating income *	407	207	200	97.0
Gross income	8,647	7,929	718	9.0
Operating expenses	(3,354)	(2,970)	(384)	12.9
General administrative expenses	(3,061)	(2,705)	(356)	13.2
Personnel	(1,710)	(1,514)	(196)	13.0
Other general administrative expenses	(1,351)	(1,191)	(160)	13.4
Depreciation and amortisation	(292)	(265)	(27)	10.3
Net operating income	5,293	4,959	334	6.7
Net loan-loss provisions	(3,440)	(2,961)	(480)	16.2
Other income	(164)	17	(181)	—
Profit before taxes	1,689	2,016	(327)	(16.2)
Tax on profit	(572)	(583)	11	(1.8)
Profit from continuing operations	1,117	1,433	(316)	(22.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,117	1,433	(316)	(22.1)
Minority interests	365	291	74	25.5
Attributable profit to the Group	752	1,142	(390)	(34.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Customer loans **	91,658	85,496	6,162	7.2
Trading portfolio (w/o loans)	2,503	6,122	(3,619)	(59.1)
Available-for-sale financial assets	20,843	15,464	5,379	34.8
Due from credit institutions **	4,247	4,201	46	1.1
Intangible assets and property and equipment	9,968	8,383	1,585	18.9
Other assets	12,947	11,497	1,450	12.6
Total assets/liabilities & shareholders’ equity	142,167	131,164	11,003	8.4
Customer deposits **	65,447	62,288	3,159	5.1
Marketable debt securities **	25,040	19,425	5,615	28.9
Subordinated debt **	986	967	19	2.0
Insurance liabilities	—	—	—	—
Due to credit institutions **	28,490	21,562	6,928	32.1
Other liabilities	9,878	12,800	(2,922)	(22.8)
Stockholders’ equity ***	12,326	14,122	(1,796)	(12.7)
Other managed and marketed customer funds	21,206	19,096	2,110	11.0
Mutual funds	7,755	4,397	3,358	76.4
Pension funds	—	—	—	—
Managed portfolios	13,451	14,699	(1,249)	(8.5)
Managed and marketed customer funds	112,679	101,776	10,903	10.7

(**).-  Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,557	1,610	1,618	1,566	1,646	1,711	1,723	1,701
Net fees	273	283	272	272	294	300	296	314
Gains (losses) on financial transactions	55	35	93	88	58	114	43	40
Other operating income *	22	44	55	86	103	85	107	112
Gross income	1,907	1,972	2,038	2,012	2,101	2,210	2,169	2,167
Operating expenses	(722)	(719)	(750)	(779)	(783)	(806)	(858)	(907)
General administrative expenses	(647)	(663)	(681)	(714)	(715)	(733)	(787)	(827)
Personnel	(359)	(376)	(378)	(401)	(408)	(419)	(431)	(452)
Other general administrative expenses	(288)	(287)	(303)	(312)	(306)	(314)	(356)	(375)
Depreciation and amortisation	(75)	(56)	(69)	(65)	(68)	(73)	(71)	(80)
Net operating income	1,186	1,253	1,287	1,233	1,318	1,404	1,311	1,260
Net loan-loss provisions	(748)	(684)	(811)	(718)	(719)	(834)	(834)	(1,053)
Other income	(3)	(4)	(19)	43	(21)	(46)	(41)	(56)
Profit before taxes	434	566	458	559	579	524	436	150
Tax on profit	(128)	(189)	(117)	(149)	(177)	(174)	(143)	(78)
Profit from continuing operations	306	377	340	410	401	349	294	73
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	306	377	340	410	401	349	294	73
Minority interests	60	90	65	76	112	111	86	55
Attributable profit to the Group	246	287	275	334	289	239	207	17

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Customer loans **	84,773	85,712	84,032	85,496	88,673	89,122	90,508	91,658
Trading portfolio (w/o loans)	3,698	4,300	4,990	6,122	1,640	1,875	1,398	2,503
Available-for-sale financial assets	12,415	11,284	14,682	15,464	17,805	18,778	20,665	20,843
Due from credit institutions **	4,333	4,798	4,238	4,201	5,017	5,559	4,822	4,247
Intangible assets and property and equipment	4,516	6,330	7,562	8,383	8,580	8,838	9,618	9,968
Other assets	10,456	12,347	10,800	11,497	10,393	11,285	13,517	12,947
Total assets/liabilities & shareholders’ equity	120,190	124,772	126,302	131,164	132,108	135,458	140,528	142,167
Customer deposits **	60,723	60,769	62,356	62,288	64,728	65,045	66,064	65,447
Marketable debt securities **	17,146	19,630	19,894	19,425	20,680	23,432	24,145	25,040
Subordinated debt **	969	957	979	967	988	976	998	986
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions **	16,752	17,918	17,381	21,562	25,574	24,150	28,163	28,490
Other liabilities	9,370	10,250	11,449	12,800	8,182	9,395	8,482	9,878
Stockholders’ equity ***	15,228	15,248	14,244	14,122	11,957	12,461	12,676	12,326
Other managed and marketed customer funds	16,468	17,311	18,532	19,096	24,329	23,432	22,384	21,206
Mutual funds	3,422	3,550	4,280	4,397	9,184	8,623	8,198	7,755
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	13,046	13,761	14,251	14,699	15,146	14,808	14,186	13,451
Managed and marketed customer funds	95,307	98,667	101,761	101,776	110,725	112,884	113,591	112,679
(**).-  Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + valuation adjustments

Corporate Centre

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	(627)	(612)	(15)	2.5
Net fees	(13)	(33)	20	(60.2)
Gains (losses) on financial transactions	150	700	(549)	(78.5)
Other operating income	(5)	(22)	17	(78.0)
Dividends	72	30	42	138.7
Income from equity-accounted method	(43)	(28)	(15)	55.2
Other operating income/expenses	(34)	(25)	(9)	38.2
Gross income	(495)	32	(527)	—
Operating expenses	(547)	(586)	39	(6.6)
Net operating income	(1,042)	(554)	(488)	88.2
Net loan-loss provisions	27	2	25	—
Other income	(507)	(453)	(55)	12.1
Underlying profit before taxes	(1,523)	(1,004)	(518)	51.6
Tax on profit	59	(148)	207	—
Underlying profit from continuing operations	(1,464)	(1,152)	(312)	27.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	(1,464)	(1,152)	(312)	27.0
Minority interests	30	(1)	31	—
Underlying attributable profit to the Group	(1,493)	(1,151)	(342)	29.8
Net capital gains and provisions	(600)	—	(600)	—
Attributable profit to the Group	(2,093)	(1,151)	(942)	81.9

			Variation
	31.12.15	31.12.14	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,656	2,916	(260)	(8.9)
Available-for-sale financial assets	3,773	3,299	475	14.4
Goodwill	26,960	27,547	(587)	(2.1)
Capital assigned to Group areas	77,163	75,030	2,133	2.8
Other assets	37,583	32,585	4,998	15.3
Total assets/liabilities & shareholders’ equity	148,136	141,377	6,759	4.8
Customer deposits *	5,185	5,261	(75)	(1.4)
Marketable debt securities *	27,791	24,958	2,833	11.4
Subordinated debt	9,596	4,107	5,489	133.6
Other liabilities	21,049	30,091	(9,041)	(30.0)
Stockholders’ equity ***	84,515	76,961	7,554	9.8
Other managed and marketed customer funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	42,572	34,325	8,246	24.0

(**).-  Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Resources
Number of employees	2,006	2,059	(53)	(2.6)

Corporate Centre

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	(233)	(153)	(112)	(115)	(220)	(132)	(139)	(137)
Net fees	(7)	(5)	(4)	(18)	(2)	(6)	(0)	(6)
Gains (losses) on financial transactions	214	85	238	162	12	(68)	90	116
Other operating income	0	(10)	(5)	(7)	(19)	28	(8)	(6)
Dividends	5	10	11	5	1	38	24	9
Income from equity-accounted method	0	(15)	(10)	(3)	(12)	(8)	(16)	(6)
Other operating income/expenses	(5)	(5)	(6)	(9)	(8)	(2)	(15)	(9)
Gross income	(25)	(83)	117	23	(230)	(177)	(56)	(32)
Operating expenses	(144)	(146)	(146)	(149)	(142)	(150)	(142)	(112)
Net operating income	(170)	(229)	(29)	(126)	(372)	(327)	(199)	(144)
Net loan-loss provisions	2	(2)	0	2	(1)	2	(1)	26
Other income	(27)	(48)	(53)	(325)	(98)	(132)	(148)	(130)
Underlying profit before taxes	(195)	(278)	(82)	(449)	(470)	(457)	(348)	(247)
Tax on profit	7	13	(29)	(139)	5	(32)	(44)	131
Underlying profit from continuing operations	(187)	(265)	(111)	(588)	(465)	(489)	(392)	(117)
Net profit from discontinued operations	—	—	—	—	0	—	(0)	—
Underlying consolidated profit	(187)	(265)	(111)	(588)	(465)	(489)	(392)	(117)
Minority interests	(1)	0	(0)	(0)	26	(1)	2	2
Underlying attributable profit to the Group	(187)	(265)	(111)	(588)	(491)	(489)	(395)	(119)
Net capital gains and provisions	—	—	—	—	—	835	—	(1,435)
Attributable profit to the Group	(187)	(265)	(111)	(588)	(491)	346	(395)	(1,554)

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15
Balance sheet
Trading portfolio (w/o loans)	2,947	3,297	3,934	2,916	3,859	3,058	1,331	2,656
Available-for-sale financial assets	1,914	2,431	2,237	3,299	3,376	3,721	3,585	3,773
Goodwill	26,056	26,663	27,364	27,547	28,666	28,593	26,777	26,960
Capital assigned to Group areas	72,565	72,271	73,201	75,030	83,180	81,700	77,606	77,163
Other assets	38,343	38,461	34,761	32,585	36,449	36,369	37,305	37,583
Total assets/liabilities & shareholders’ equity	141,825	143,122	141,497	141,377	155,531	153,442	146,605	148,136
Customer deposits*	1,344	1,543	1,632	5,261	2,554	2,177	1,997	5,185
Marketable debt securities*	28,778	28,298	25,940	24,958	26,410	22,220	24,448	27,791
Subordinated debt	4,173	5,263	3,481	4,107	5,855	6,861	8,354	9,596
Other liabilities	35,241	34,326	34,996	30,091	25,136	29,270	25,974	21,049
Stockholders’ equity ***	72,288	73,691	75,447	76,961	95,576	92,913	85,833	84,515
Other managed and marketed customer funds	—	—	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Managed and marketed customer funds	34,296	35,105	31,053	34,325	34,820	31,258	34,798	42,572

(*).-   Including all on-balance sheet balances for this item

(**).- Capital + reserves + profit + valuation adjustments

Retail Banking

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	30,029	27,699	2,330	8.4
Net fees	8,620	8,337	283	3.4
Gains (losses) on financial transactions	1,345	1,395	(50)	(3.6)
Other operating income *	365	258	107	41.5
Gross income	40,359	37,689	2,670	7.1
Operating expenses	(18,730)	(17,382)	(1,348)	7.8
General administrative expenses	(17,153)	(15,839)	(1,313)	8.3
Personnel	(9,170)	(8,564)	(606)	7.1
Other general administrative expenses	(7,983)	(7,275)	(708)	9.7
Depreciation and amortisation	(1,578)	(1,543)	(35)	2.2
Net operating income	21,629	20,307	1,322	6.5
Net loan-loss provisions	(9,249)	(9,740)	490	(5.0)
Other income	(1,751)	(1,386)	(365)	26.3
Profit before taxes	10,629	9,181	1,448	15.8
Tax on profit	(2,663)	(2,129)	(534)	25.1
Profit from continuing operations	7,966	7,052	914	13.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	7,966	7,026	940	13.4
Minority interests	1,112	1,032	80	7.7
Attributable profit to the Group	6,854	5,994	860	14.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	6,661	6,887	6,987	7,164	7,535	7,671	7,434	7,390
Net fees	2,002	2,043	2,104	2,188	2,173	2,190	2,134	2,123
Gains (losses) on financial transactions	205	252	435	503	353	348	337	307
Other operating income *	1	82	63	112	176	187	190	(187)
Gross income	8,869	9,264	9,589	9,967	10,237	10,395	10,094	9,633
Operating expenses	(4,202)	(4,248)	(4,395)	(4,537)	(4,659)	(4,699)	(4,621)	(4,751)
General administrative expenses	(3,787)	(3,894)	(4,018)	(4,141)	(4,280)	(4,292)	(4,235)	(4,345)
Personnel	(2,044)	(2,106)	(2,174)	(2,240)	(2,277)	(2,341)	(2,240)	(2,311)
Other general administrative expenses	(1,743)	(1,788)	(1,844)	(1,900)	(2,004)	(1,951)	(1,995)	(2,034)
Depreciation and amortisation	(415)	(355)	(378)	(396)	(379)	(407)	(386)	(406)
Net operating income	4,667	5,016	5,194	5,430	5,578	5,696	5,473	4,883
Net loan-loss provisions	(2,512)	(2,363)	(2,562)	(2,303)	(2,322)	(2,318)	(2,289)	(2,321)
Other income	(277)	(352)	(420)	(337)	(372)	(474)	(479)	(426)
Profit before taxes	1,877	2,301	2,212	2,791	2,885	2,904	2,705	2,135
Tax on profit	(447)	(570)	(497)	(615)	(765)	(760)	(619)	(519)
Profit from continuing operations	1,430	1,731	1,715	2,175	2,120	2,144	2,086	1,616
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	1,430	1,731	1,709	2,156	2,120	2,144	2,086	1,616
Minority interests	243	279	257	253	283	319	291	219
Attributable profit to the Group	1,187	1,453	1,452	1,903	1,837	1,825	1,794	1,397

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	30,029	28,016	2,012	7.2
Net fees	8,620	8,259	361	4.4
Gains (losses) on financial transactions	1,345	1,434	(89)	(6.2)
Other operating income *	365	278	87	31.5
Gross income	40,359	37,987	2,372	6.2
Operating expenses	(18,730)	(17,488)	(1,243)	7.1
General administrative expenses	(17,153)	(15,933)	(1,220)	7.7
Personnel	(9,170)	(8,649)	(521)	6.0
Other general administrative expenses	(7,983)	(7,284)	(699)	9.6
Depreciation and amortisation	(1,578)	(1,555)	(23)	1.5
Net operating income	21,629	20,499	1,130	5.5
Net loan-loss provisions	(9,249)	(9,726)	477	(4.9)
Other income	(1,751)	(1,303)	(447)	34.3
Profit before taxes	10,629	9,469	1,160	12.2
Tax on profit	(2,663)	(2,199)	(465)	21.1
Profit from continuing operations	7,966	7,271	695	9.6
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	7,966	7,244	721	10.0
Minority interests	1,112	1,041	72	6.9
Attributable profit to the Group	6,854	6,204	650	10.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	6,870	6,989	6,976	7,182	7,306	7,462	7,585	7,677
Net fees	2,023	2,031	2,059	2,145	2,095	2,129	2,179	2,217
Gains (losses) on financial transactions	218	267	439	509	353	336	339	318
Other operating income *	5	85	69	118	176	183	191	(184)
Gross income	9,117	9,372	9,543	9,955	9,929	10,109	10,293	10,028
Operating expenses	(4,308)	(4,287)	(4,368)	(4,524)	(4,524)	(4,579)	(4,706)	(4,921)
General administrative expenses	(3,880)	(3,930)	(3,996)	(4,127)	(4,158)	(4,183)	(4,312)	(4,500)
Personnel	(2,101)	(2,134)	(2,172)	(2,242)	(2,213)	(2,282)	(2,281)	(2,394)
Other general administrative expenses	(1,779)	(1,796)	(1,823)	(1,885)	(1,945)	(1,901)	(2,030)	(2,106)
Depreciation and amortisation	(428)	(357)	(373)	(396)	(366)	(396)	(394)	(421)
Net operating income	4,808	5,085	5,175	5,431	5,405	5,530	5,587	5,107
Net loan-loss provisions	(2,567)	(2,352)	(2,526)	(2,281)	(2,234)	(2,245)	(2,340)	(2,430)
Other income	(269)	(335)	(388)	(312)	(347)	(454)	(492)	(458)
Profit before taxes	1,972	2,399	2,260	2,838	2,824	2,832	2,754	2,219
Tax on profit	(468)	(596)	(508)	(626)	(745)	(741)	(637)	(540)
Profit from continuing operations	1,504	1,802	1,752	2,212	2,079	2,091	2,117	1,679
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	1,504	1,802	1,745	2,193	2,079	2,091	2,117	1,679
Minority interests	247	282	252	260	279	310	296	227
Attributable profit to the Group	1,257	1,520	1,493	1,933	1,801	1,781	1,820	1,452

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	7,066	6,523	543	8.3
Net fees	2,867	2,934	(67)	(2.3)
Gains (losses) on financial transactions	730	1,065	(334)	(31.4)
Other operating income *	(77)	(6)	(71)	—
Gross income	10,586	10,515	71	0.7
Operating expenses	(5,655)	(5,442)	(214)	3.9
General administrative expenses	(5,283)	(5,075)	(209)	4.1
Personnel	(2,805)	(2,729)	(76)	2.8
Other general administrative expenses	(2,478)	(2,345)	(133)	5.7
Depreciation and amortisation	(372)	(367)	(5)	1.3
Net operating income	4,931	5,074	(143)	(2.8)
Net loan-loss provisions	(1,522)	(2,340)	817	(34.9)
Other income	(360)	(243)	(117)	48.0
Profit before taxes	3,048	2,491	557	22.4
Tax on profit	(805)	(637)	(168)	26.4
Profit from continuing operations	2,243	1,854	390	21.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	2,243	1,827	416	22.8
Minority interests	267	165	102	61.4
Attributable profit to the Group	1,976	1,662	314	18.9

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,584	1,631	1,608	1,700	1,820	1,756	1,778	1,711
Net fees	746	731	718	740	707	726	718	716
Gains (losses) on financial transactions	129	218	260	457	261	61	133	275
Other operating income *	(21)	0	(8)	22	77	80	51	(284)
Gross income	2,438	2,581	2,578	2,919	2,866	2,623	2,680	2,418
Operating expenses	(1,387)	(1,362)	(1,335)	(1,357)	(1,399)	(1,412)	(1,410)	(1,434)
General administrative expenses	(1,282)	(1,277)	(1,251)	(1,266)	(1,316)	(1,317)	(1,310)	(1,340)
Personnel	(692)	(680)	(670)	(687)	(700)	(724)	(678)	(704)
Other general administrative expenses	(590)	(596)	(580)	(579)	(617)	(593)	(633)	(636)
Depreciation and amortisation	(105)	(85)	(85)	(91)	(83)	(95)	(100)	(95)
Net operating income	1,050	1,219	1,243	1,562	1,467	1,211	1,270	983
Net loan-loss provisions	(620)	(588)	(568)	(563)	(536)	(431)	(346)	(210)
Other income	(70)	(109)	(98)	34	(76)	(107)	(55)	(122)
Profit before taxes	360	521	576	1,033	855	673	869	651
Tax on profit	(74)	(127)	(143)	(293)	(223)	(169)	(227)	(186)
Profit from continuing operations	286	394	434	740	632	504	643	465
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	286	394	427	721	632	504	643	465
Minority interests	36	37	45	48	69	66	72	60
Attributable profit to the Group	250	357	382	672	563	438	571	404

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	7,066	6,504	561	8.6
Net fees	2,867	2,943	(76)	(2.6)
Gains (losses) on financial transactions	730	1,066	(336)	(31.5)
Other operating income *	(77)	(6)	(71)	—
Gross income	10,586	10,508	78	0.7
Operating expenses	(5,655)	(5,441)	(215)	3.9
General administrative expenses	(5,283)	(5,074)	(210)	4.1
Personnel	(2,805)	(2,731)	(74)	2.7
Other general administrative expenses	(2,478)	(2,342)	(136)	5.8
Depreciation and amortisation	(372)	(367)	(5)	1.3
Net operating income	4,931	5,067	(137)	(2.7)
Net loan-loss provisions	(1,522)	(2,334)	811	(34.8)
Other income	(360)	(243)	(117)	48.2
Profit before taxes	3,048	2,490	558	22.4
Tax on profit	(805)	(636)	(169)	26.6
Profit from continuing operations	2,243	1,855	389	21.0
Net profit from discontinued operations	—	(26)	26	(100.0)
Consolidated profit	2,243	1,828	415	22.7
Minority interests	267	166	101	61.3
Attributable profit to the Group	1,976	1,663	313	18.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,580	1,625	1,599	1,701	1,818	1,744	1,782	1,723
Net fees	748	733	720	742	707	723	719	718
Gains (losses) on financial transactions	130	219	261	456	261	61	133	275
Other operating income *	(20)	1	(8)	22	77	80	51	(284)
Gross income	2,438	2,577	2,572	2,921	2,863	2,607	2,684	2,432
Operating expenses	(1,388)	(1,361)	(1,335)	(1,357)	(1,398)	(1,405)	(1,412)	(1,440)
General administrative expenses	(1,282)	(1,276)	(1,250)	(1,265)	(1,315)	(1,311)	(1,312)	(1,345)
Personnel	(693)	(681)	(670)	(687)	(699)	(721)	(679)	(707)
Other general administrative expenses	(590)	(596)	(580)	(578)	(616)	(590)	(634)	(638)
Depreciation and amortisation	(105)	(85)	(85)	(91)	(83)	(94)	(100)	(95)
Net operating income	1,050	1,216	1,237	1,565	1,465	1,202	1,272	991
Net loan-loss provisions	(619)	(587)	(566)	(561)	(536)	(429)	(347)	(212)
Other income	(70)	(109)	(98)	35	(76)	(107)	(55)	(123)
Profit before taxes	361	520	572	1,038	853	666	871	657
Tax on profit	(74)	(126)	(141)	(294)	(222)	(168)	(227)	(188)
Profit from continuing operations	286	394	431	744	631	499	644	469
Net profit from discontinued operations	(0)	(0)	(7)	(19)	0	0	(0)	—
Consolidated profit	286	393	424	724	631	499	644	469
Minority interests	36	37	45	49	69	65	72	61
Attributable profit to the Group	250	357	380	676	562	434	572	408

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	4,871	4,183	688	16.5
Net fees	884	826	59	7.1
Gains (losses) on financial transactions	114	4	110	—
Other operating income *	23	21	2	9.7
Gross income	5,892	5,034	859	17.1
Operating expenses	(2,978)	(2,616)	(362)	13.8
General administrative expenses	(2,653)	(2,299)	(354)	15.4
Personnel	(1,371)	(1,354)	(17)	1.2
Other general administrative expenses	(1,282)	(945)	(337)	35.7
Depreciation and amortisation	(326)	(317)	(8)	2.6
Net operating income	2,914	2,417	497	20.5
Net loan-loss provisions	(120)	(326)	205	(63.0)
Other income	(343)	(311)	(33)	10.5
Profit before taxes	2,450	1,781	669	37.6
Tax on profit	(528)	(380)	(148)	39.0
Profit from continuing operations	1,923	1,402	521	37.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,923	1,402	521	37.2
Minority interests	37	—	37	—
Attributable profit to the Group	1,885	1,402	484	34.5

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	978	1,017	1,078	1,110	1,175	1,230	1,229	1,237
Net fees	206	201	210	208	230	233	226	195
Gains (losses) on financial transactions	21	16	(2)	(32)	4	41	23	46
Other operating income *	5	4	8	4	3	1	16	3
Gross income	1,210	1,239	1,294	1,290	1,412	1,505	1,494	1,481
Operating expenses	(631)	(636)	(652)	(697)	(730)	(750)	(748)	(750)
General administrative expenses	(545)	(559)	(587)	(608)	(660)	(670)	(670)	(653)
Personnel	(320)	(327)	(353)	(354)	(339)	(356)	(344)	(332)
Other general administrative expenses	(226)	(231)	(234)	(254)	(321)	(315)	(326)	(321)
Depreciation and amortisation	(86)	(78)	(65)	(89)	(70)	(80)	(78)	(98)
Net operating income	579	603	642	594	682	755	746	731
Net loan-loss provisions	(116)	(91)	(87)	(32)	(72)	(34)	8	(22)
Other income	(43)	(60)	(74)	(134)	(56)	(51)	(124)	(113)
Profit before taxes	420	452	481	428	554	670	631	595
Tax on profit	(84)	(96)	(103)	(97)	(109)	(149)	(144)	(126)
Profit from continuing operations	336	357	378	331	446	522	486	469
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	336	357	378	331	446	522	486	469
Minority interests	—	—	—	—	8	9	10	10
Attributable profit to the Group	336	357	378	331	438	512	477	459

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	4,871	4,646	225	4.8
Net fees	884	917	(33)	(3.6)
Gains (losses) on financial transactions	114	5	109	—
Other operating income *	23	23	(0)	(1.2)
Gross income	5,892	5,591	302	5.4
Operating expenses	(2,978)	(2,906)	(72)	2.5
General administrative expenses	(2,653)	(2,553)	(99)	3.9
Personnel	(1,371)	(1,504)	133	(8.9)
Other general administrative expenses	(1,282)	(1,049)	(233)	22.2
Depreciation and amortisation	(326)	(353)	27	(7.6)
Net operating income	2,914	2,685	229	8.5
Net loan-loss provisions	(120)	(362)	241	(66.7)
Other income	(343)	(345)	2	(0.5)
Profit before taxes	2,450	1,978	472	23.9
Tax on profit	(528)	(422)	(106)	25.2
Profit from continuing operations	1,923	1,557	366	23.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,923	1,557	366	23.5
Minority interests	37	—	37	—
Attributable profit to the Group	1,885	1,557	329	21.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,116	1,143	1,179	1,208	1,203	1,223	1,214	1,230
Net fees	235	226	229	227	235	231	223	194
Gains (losses) on financial transactions	25	18	(2)	(35)	4	41	23	46
Other operating income *	5	5	9	4	3	1	16	3
Gross income	1,381	1,391	1,415	1,403	1,446	1,496	1,476	1,474
Operating expenses	(720)	(714)	(713)	(759)	(747)	(745)	(739)	(747)
General administrative expenses	(622)	(627)	(642)	(662)	(676)	(666)	(662)	(650)
Personnel	(365)	(367)	(386)	(385)	(347)	(354)	(340)	(330)
Other general administrative expenses	(258)	(260)	(256)	(276)	(329)	(312)	(322)	(319)
Depreciation and amortisation	(98)	(87)	(71)	(97)	(72)	(79)	(77)	(97)
Net operating income	661	677	702	645	699	751	737	727
Net loan-loss provisions	(133)	(102)	(94)	(33)	(74)	(33)	9	(22)
Other income	(49)	(67)	(81)	(147)	(57)	(50)	(123)	(113)
Profit before taxes	479	508	527	464	567	668	623	592
Tax on profit	(96)	(107)	(113)	(105)	(111)	(148)	(143)	(125)
Profit from continuing operations	384	401	414	359	456	519	480	467
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	384	401	414	359	456	519	480	467
Minority interests	—	—	—	—	8	9	10	10
Attributable profit to the Group	384	401	414	359	448	510	471	457

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	3,534	3,370	163	4.8
Net fees	642	665	(24)	(3.6)
Gains (losses) on financial transactions	83	4	79	—
Other operating income *	17	17	(0)	(1.2)
Gross income	4,275	4,056	219	5.4
Operating expenses	(2,161)	(2,108)	(53)	2.5
General administrative expenses	(1,924)	(1,852)	(72)	3.9
Personnel	(994)	(1,091)	97	(8.9)
Other general administrative expenses	(930)	(761)	(169)	22.2
Depreciation and amortisation	(236)	(256)	20	(7.6)
Net operating income	2,114	1,948	166	8.5
Net loan-loss provisions	(87)	(262)	175	(66.7)
Other income	(249)	(250)	1	(0.5)
Profit before taxes	1,778	1,435	342	23.9
Tax on profit	(383)	(306)	(77)	25.2
Profit from continuing operations	1,395	1,129	266	23.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,395	1,129	266	23.5
Minority interests	27	—	27	—
Attributable profit to the Group	1,368	1,129	238	21.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

£ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	810	829	855	876	873	887	881	892
Net fees	171	164	166	164	171	168	162	141
Gains (losses) on financial transactions	18	13	(2)	(26)	3	30	17	33
Other operating income *	4	4	6	3	3	1	11	2
Gross income	1,002	1,009	1,026	1,018	1,049	1,086	1,071	1,069
Operating expenses	(522)	(518)	(517)	(550)	(542)	(541)	(536)	(542)
General administrative expenses	(452)	(455)	(466)	(480)	(490)	(483)	(480)	(471)
Personnel	(265)	(267)	(280)	(279)	(252)	(257)	(247)	(240)
Other general administrative expenses	(187)	(189)	(185)	(201)	(239)	(227)	(233)	(232)
Depreciation and amortisation	(71)	(63)	(51)	(70)	(52)	(57)	(56)	(70)
Net operating income	480	491	509	468	507	545	535	527
Net loan-loss provisions	(96)	(74)	(68)	(24)	(54)	(24)	6	(16)
Other income	(35)	(49)	(59)	(107)	(41)	(36)	(89)	(82)
Profit before taxes	348	369	382	337	412	484	452	430
Tax on profit	(69)	(78)	(82)	(77)	(81)	(108)	(104)	(91)
Profit from continuing operations	278	291	300	260	331	377	348	339
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	278	291	300	260	331	377	348	339
Minority interests	—	—	—	—	6	7	7	7
Attributable profit to the Group	278	291	300	260	325	370	341	331

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	12,087	12,291	(204)	(1.7)
Net fees	3,884	3,840	44	1.1
Gains (losses) on financial transactions	339	170	169	99.1
Other operating income *	49	86	(38)	(43.5)
Gross income	16,358	16,387	(29)	(0.2)
Operating expenses	(7,253)	(7,236)	(17)	0.2
General administrative expenses	(6,633)	(6,574)	(59)	0.9
Personnel	(3,566)	(3,434)	(132)	3.8
Other general administrative expenses	(3,067)	(3,140)	73	(2.3)
Depreciation and amortisation	(620)	(662)	42	(6.3)
Net operating income	9,105	9,151	(46)	(0.5)
Net loan-loss provisions	(4,505)	(4,887)	382	(7.8)
Other income	(899)	(845)	(55)	6.5
Profit before taxes	3,701	3,419	281	8.2
Tax on profit	(823)	(674)	(149)	22.1
Profit from continuing operations	2,877	2,745	132	4.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,877	2,745	132	4.8
Minority interests	479	647	(169)	(26.1)
Attributable profit to the Group	2,399	2,098	301	14.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	2,982	3,083	3,104	3,122	3,101	3,162	2,905	2,919
Net fees	877	925	990	1,048	996	990	944	954
Gains (losses) on financial transactions	27	2	118	22	54	153	166	(33)
Other operating income *	1	43	23	20	3	29	28	(11)
Gross income	3,888	4,053	4,234	4,212	4,154	4,333	4,044	3,828
Operating expenses	(1,693)	(1,762)	(1,878)	(1,904)	(1,877)	(1,862)	(1,738)	(1,777)
General administrative expenses	(1,523)	(1,610)	(1,701)	(1,740)	(1,711)	(1,693)	(1,594)	(1,636)
Personnel	(793)	(848)	(887)	(906)	(901)	(918)	(862)	(884)
Other general administrative expenses	(730)	(762)	(814)	(834)	(809)	(775)	(731)	(751)
Depreciation and amortisation	(170)	(152)	(177)	(164)	(166)	(169)	(144)	(141)
Net operating income	2,195	2,291	2,357	2,308	2,277	2,471	2,306	2,051
Net loan-loss provisions	(1,226)	(1,211)	(1,322)	(1,129)	(1,074)	(1,101)	(1,204)	(1,127)
Other income	(162)	(180)	(233)	(270)	(221)	(274)	(258)	(145)
Profit before taxes	807	901	801	910	981	1,096	844	780
Tax on profit	(201)	(204)	(159)	(110)	(277)	(283)	(125)	(139)
Profit from continuing operations	607	697	642	800	704	813	719	640
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	607	697	642	800	704	813	719	640
Minority interests	163	176	163	144	107	143	132	97
Attributable profit to the Group	443	520	479	655	598	670	587	543

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	12,087	11,241	846	7.5
Net fees	3,884	3,517	367	10.4
Gains (losses) on financial transactions	339	177	162	91.6
Other operating income *	49	72	(23)	(32.5)
Gross income	16,358	15,007	1,351	9.0
Operating expenses	(7,253)	(6,644)	(610)	9.2
General administrative expenses	(6,633)	(6,044)	(590)	9.8
Personnel	(3,566)	(3,162)	(404)	12.8
Other general administrative expenses	(3,067)	(2,881)	(185)	6.4
Depreciation and amortisation	(620)	(600)	(20)	3.4
Net operating income	9,105	8,364	741	8.9
Net loan-loss provisions	(4,505)	(4,415)	(90)	2.0
Other income	(899)	(731)	(168)	23.0
Profit before taxes	3,701	3,218	483	15.0
Tax on profit	(823)	(617)	(207)	33.5
Profit from continuing operations	2,877	2,601	276	10.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,877	2,601	276	10.6
Minority interests	479	613	(134)	(21.9)
Attributable profit to the Group	2,399	1,989	410	20.6

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	2,794	2,792	2,768	2,888	2,826	2,978	3,063	3,220
Net fees	826	843	888	961	908	934	991	1,050
Gains (losses) on financial transactions	31	11	110	25	53	141	168	(22)
Other operating income *	0	38	19	15	1	26	29	(7)
Gross income	3,651	3,683	3,784	3,889	3,788	4,078	4,251	4,241
Operating expenses	(1,594)	(1,608)	(1,688)	(1,755)	(1,716)	(1,756)	(1,828)	(1,954)
General administrative expenses	(1,436)	(1,472)	(1,531)	(1,605)	(1,564)	(1,597)	(1,675)	(1,797)
Personnel	(748)	(776)	(801)	(837)	(825)	(866)	(906)	(970)
Other general administrative expenses	(688)	(696)	(730)	(767)	(740)	(731)	(769)	(826)
Depreciation and amortisation	(158)	(136)	(156)	(150)	(151)	(159)	(153)	(158)
Net operating income	2,057	2,075	2,097	2,134	2,073	2,322	2,424	2,286
Net loan-loss provisions	(1,136)	(1,078)	(1,166)	(1,035)	(976)	(1,033)	(1,253)	(1,242)
Other income	(147)	(155)	(191)	(238)	(195)	(255)	(272)	(177)
Profit before taxes	774	843	739	861	901	1,035	898	867
Tax on profit	(189)	(186)	(144)	(98)	(252)	(266)	(143)	(161)
Profit from continuing operations	586	657	595	764	649	769	755	705
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	586	657	595	764	649	769	755	705
Minority interests	157	164	149	143	100	135	137	106
Attributable profit to the Group	429	493	446	621	549	633	618	599

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,005	4,703	1,303	27.7
Net fees	985	737	247	33.6
Gains (losses) on financial transactions	162	156	6	4.1
Other operating income *	370	157	213	135.8
Gross income	7,522	5,753	1,770	30.8
Operating expenses	(2,843)	(2,088)	(755)	36.2
General administrative expenses	(2,583)	(1,891)	(692)	36.6
Personnel	(1,428)	(1,047)	(381)	36.4
Other general administrative expenses	(1,156)	(845)	(311)	36.8
Depreciation and amortisation	(260)	(197)	(63)	32.1
Net operating income	4,679	3,665	1,015	27.7
Net loan-loss provisions	(3,101)	(2,187)	(914)	41.8
Other income	(148)	13	(161)	—
Profit before taxes	1,430	1,490	(60)	(4.0)
Tax on profit	(508)	(439)	(69)	15.7
Profit from continuing operations	923	1,052	(129)	(12.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	923	1,052	(129)	(12.3)
Minority interests	329	219	110	50.1
Attributable profit to the Group	594	832	(239)	(28.7)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,117	1,156	1,198	1,232	1,438	1,523	1,521	1,523
Net fees	173	186	187	191	240	241	245	258
Gains (losses) on financial transactions	27	16	58	56	34	94	14	20
Other operating income *	16	34	40	66	93	77	95	105
Gross income	1,333	1,392	1,482	1,545	1,806	1,935	1,876	1,906
Operating expenses	(491)	(488)	(530)	(579)	(653)	(676)	(725)	(789)
General administrative expenses	(437)	(449)	(479)	(527)	(594)	(611)	(661)	(717)
Personnel	(239)	(251)	(263)	(294)	(337)	(343)	(356)	(391)
Other general administrative expenses	(198)	(198)	(216)	(234)	(257)	(268)	(305)	(326)
Depreciation and amortisation	(54)	(40)	(51)	(52)	(59)	(64)	(64)	(72)
Net operating income	842	903	953	966	1,152	1,259	1,151	1,117
Net loan-loss provisions	(550)	(473)	(584)	(579)	(639)	(752)	(747)	(963)
Other income	(3)	(3)	(14)	32	(18)	(42)	(42)	(46)
Profit before taxes	290	427	354	419	495	465	361	109
Tax on profit	(89)	(143)	(93)	(114)	(157)	(160)	(124)	(67)
Profit from continuing operations	201	284	261	305	338	305	237	42
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	201	284	261	305	338	305	237	42
Minority interests	44	65	49	61	100	100	78	51
Attributable profit to the Group	157	218	212	244	239	205	160	(9)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,005	5,625	380	6.8
Net fees	985	882	103	11.7
Gains (losses) on financial transactions	162	186	(24)	(13.0)
Other operating income *	370	188	183	97.2
Gross income	7,522	6,881	641	9.3
Operating expenses	(2,843)	(2,498)	(345)	13.8
General administrative expenses	(2,583)	(2,262)	(321)	14.2
Personnel	(1,428)	(1,252)	(176)	14.0
Other general administrative expenses	(1,156)	(1,011)	(145)	14.4
Depreciation and amortisation	(260)	(235)	(25)	10.5
Net operating income	4,679	4,383	296	6.7
Net loan-loss provisions	(3,101)	(2,616)	(485)	18.5
Other income	(148)	16	(164)	—
Profit before taxes	1,430	1,783	(353)	(19.8)
Tax on profit	(508)	(525)	17	(3.3)
Profit from continuing operations	923	1,258	(335)	(26.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	923	1,258	(335)	(26.7)
Minority interests	329	262	67	25.5
Attributable profit to the Group	594	996	(402)	(40.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,380	1,430	1,430	1,385	1,459	1,517	1,525	1,504
Net fees	214	230	223	215	244	240	246	255
Gains (losses) on financial transactions	33	19	70	64	35	94	14	19
Other operating income *	20	42	48	77	94	77	95	104
Gross income	1,647	1,721	1,772	1,741	1,832	1,928	1,881	1,882
Operating expenses	(606)	(604)	(633)	(654)	(663)	(673)	(727)	(780)
General administrative expenses	(539)	(555)	(572)	(596)	(603)	(609)	(663)	(709)
Personnel	(295)	(310)	(314)	(332)	(342)	(342)	(357)	(387)
Other general administrative expenses	(244)	(245)	(258)	(264)	(261)	(267)	(306)	(322)
Depreciation and amortisation	(67)	(49)	(61)	(58)	(60)	(64)	(64)	(71)
Net operating income	1,041	1,117	1,138	1,087	1,169	1,255	1,154	1,102
Net loan-loss provisions	(679)	(586)	(699)	(652)	(648)	(750)	(749)	(954)
Other income	(3)	(3)	(17)	39	(19)	(42)	(42)	(45)
Profit before taxes	358	528	422	474	502	463	362	103
Tax on profit	(109)	(177)	(110)	(129)	(159)	(159)	(124)	(65)
Profit from continuing operations	249	351	312	346	343	304	238	38
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	249	351	312	346	343	304	238	38
Minority interests	54	81	59	68	101	100	78	50
Attributable profit to the Group	195	270	254	277	242	204	160	(12)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	6,658	6,236	421	6.8
Net fees	1,092	978	114	11.7
Gains (losses) on financial transactions	180	207	(27)	(13.0)
Other operating income *	411	208	202	97.2
Gross income	8,340	7,629	711	9.3
Operating expenses	(3,152)	(2,769)	(383)	13.8
General administrative expenses	(2,864)	(2,508)	(356)	14.2
Personnel	(1,583)	(1,388)	(195)	14.0
Other general administrative expenses	(1,281)	(1,120)	(161)	14.4
Depreciation and amortisation	(288)	(261)	(27)	10.5
Net operating income	5,188	4,860	328	6.7
Net loan-loss provisions	(3,438)	(2,901)	(537)	18.5
Other income	(164)	17	(181)	—
Profit before taxes	1,586	1,976	(391)	(19.8)
Tax on profit	(563)	(582)	19	(3.3)
Profit from continuing operations	1,023	1,395	(372)	(26.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,023	1,395	(372)	(26.7)
Minority interests	365	291	74	25.5
Attributable profit to the Group	658	1,104	(446)	(40.4)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking USA

US$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	1,530	1,585	1,586	1,536	1,618	1,682	1,691	1,667
Net fees	237	255	247	238	270	266	273	282
Gains (losses) on financial transactions	37	21	78	71	39	104	16	21
Other operating income *	22	47	54	85	104	85	106	116
Gross income	1,826	1,908	1,964	1,931	2,031	2,137	2,085	2,086
Operating expenses	(672)	(669)	(702)	(725)	(735)	(746)	(806)	(865)
General administrative expenses	(598)	(615)	(635)	(661)	(668)	(675)	(735)	(786)
Personnel	(327)	(344)	(349)	(368)	(379)	(379)	(396)	(429)
Other general administrative expenses	(271)	(271)	(286)	(293)	(289)	(296)	(339)	(357)
Depreciation and amortisation	(74)	(55)	(68)	(64)	(67)	(71)	(71)	(79)
Net operating income	1,154	1,239	1,262	1,205	1,296	1,391	1,279	1,222
Net loan-loss provisions	(753)	(649)	(775)	(723)	(719)	(832)	(831)	(1,057)
Other income	(3)	(4)	(19)	43	(21)	(46)	(47)	(50)
Profit before taxes	397	586	468	526	557	513	401	114
Tax on profit	(121)	(196)	(122)	(143)	(176)	(177)	(138)	(72)
Profit from continuing operations	276	389	346	383	380	337	264	42
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	276	389	346	383	380	337	264	42
Minority interests	60	90	65	76	112	111	86	55
Attributable profit to the Group	216	299	281	307	268	226	177	(13)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	2,830	2,481	348	14.0
Net fees	1,425	1,392	33	2.4
Gains (losses) on financial transactions	739	747	(9)	(1.2)
Other operating income *	277	302	(25)	(8.3)
Gross income	5,271	4,923	348	7.1
Operating expenses	(2,058)	(1,841)	(218)	11.8
General administrative expenses	(1,897)	(1,682)	(215)	12.8
Personnel	(1,079)	(989)	(90)	9.1
Other general administrative expenses	(819)	(693)	(125)	18.1
Depreciation and amortisation	(161)	(158)	(2)	1.5
Net operating income	3,212	3,082	130	4.2
Net loan-loss provisions	(679)	(543)	(136)	25.0
Other income	(93)	(102)	9	(9.2)
Profit before taxes	2,441	2,437	4	0.2
Tax on profit	(695)	(667)	(29)	4.3
Profit from continuing operations	1,746	1,771	(25)	(1.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,746	1,771	(25)	(1.4)
Minority interests	121	146	(25)	(17.1)
Attributable profit to the Group	1,625	1,625	0	0.0

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	566	646	600	669	737	741	699	652
Net fees	336	365	338	354	352	402	341	330
Gains (losses) on financial transactions	348	173	276	(50)	286	58	164	230
Other operating income *	32	133	42	95	22	153	49	53
Gross income	1,281	1,317	1,257	1,068	1,398	1,355	1,253	1,266
Operating expenses	(444)	(454)	(471)	(471)	(510)	(522)	(520)	(506)
General administrative expenses	(406)	(414)	(431)	(431)	(466)	(479)	(479)	(473)
Personnel	(241)	(243)	(257)	(248)	(266)	(283)	(267)	(264)
Other general administrative expenses	(165)	(171)	(174)	(183)	(201)	(197)	(213)	(209)
Depreciation and amortisation	(38)	(39)	(41)	(40)	(44)	(43)	(41)	(33)
Net operating income	837	864	785	596	888	832	732	760
Net loan-loss provisions	(107)	(197)	(133)	(105)	(198)	(144)	(107)	(230)
Other income	(19)	(19)	1	(65)	4	(23)	(28)	(46)
Profit before taxes	710	647	653	426	694	665	598	484
Tax on profit	(199)	(174)	(187)	(107)	(198)	(181)	(176)	(140)
Profit from continuing operations	512	473	467	319	496	484	421	344
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	512	473	467	319	496	484	421	344
Minority interests	36	39	42	29	39	33	25	23
Attributable profit to the Group	476	433	425	291	457	451	396	321

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant EUR million

			Variation
	2015	2014	Amount	%
Income statement
Net interest income	2,830	2,417	412	17.1
Net fees	1,425	1,390	35	2.5
Gains (losses) on financial transactions	739	777	(38)	(4.9)
Other operating income *	277	302	(25)	(8.2)
Gross income	5,271	4,886	385	7.9
Operating expenses	(2,058)	(1,871)	(188)	10.0
General administrative expenses	(1,897)	(1,716)	(181)	10.6
Personnel	(1,079)	(1,009)	(70)	6.9
Other general administrative expenses	(819)	(707)	(111)	15.8
Depreciation and amortisation	(161)	(154)	(6)	4.2
Net operating income	3,212	3,015	197	6.5
Net loan-loss provisions	(679)	(527)	(152)	28.8
Other income	(93)	(103)	10	(10.0)
Profit before taxes	2,441	2,386	56	2.3
Tax on profit	(695)	(649)	(46)	7.2
Profit from continuing operations	1,746	1,737	9	0.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,746	1,737	9	0.5
Minority interests	121	138	(18)	(12.8)
Attributable profit to the Group	1,625	1,599	27	1.7

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15
Income statement
Net interest income	558	627	582	650	696	715	721	697
Net fees	341	364	332	353	341	392	348	345
Gains (losses) on financial transactions	356	185	274	(39)	280	59	170	229
Other operating income *	33	132	42	95	22	153	49	53
Gross income	1,288	1,309	1,231	1,059	1,340	1,319	1,288	1,325
Operating expenses	(458)	(463)	(475)	(475)	(500)	(512)	(527)	(519)
General administrative expenses	(421)	(424)	(436)	(435)	(457)	(470)	(485)	(485)
Personnel	(250)	(249)	(259)	(251)	(259)	(276)	(271)	(272)
Other general administrative expenses	(171)	(175)	(177)	(184)	(198)	(194)	(214)	(213)
Depreciation and amortisation	(37)	(38)	(39)	(39)	(42)	(42)	(42)	(34)
Net operating income	830	847	755	584	840	806	761	805
Net loan-loss provisions	(107)	(196)	(136)	(88)	(184)	(136)	(118)	(240)
Other income	(20)	(19)	2	(66)	3	(23)	(27)	(46)
Profit before taxes	703	631	622	430	659	647	616	519
Tax on profit	(195)	(169)	(177)	(108)	(187)	(176)	(181)	(150)
Profit from continuing operations	508	462	445	322	472	471	434	369
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	508	462	445	322	472	471	434	369
Minority interests	34	37	39	28	36	31	27	26
Attributable profit to the Group	474	424	406	295	436	439	407	343

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Continental Europe	9.08	9.00	8.92	8.88	8.52	8.15	7.89	7.27
Spain	7.61	7.59	7.57	7.38	7.25	6.91	6.61	6.53
Santander Consumer Finance	4.14	4.07	3.97	4.82	4.52	4.25	4.15	3.42
Poland	7.35	7.42	7.43	7.42	7.33	7.07	7.14	6.30
Portugal	8.26	8.16	8.49	8.89	8.96	8.80	8.86	7.46
United Kingdom	1.88	1.91	1.80	1.79	1.75	1.61	1.51	1.52
Latin America	5.19	5.18	5.13	4.79	4.64	4.74	4.65	4.96
Brazil	5.74	5.78	5.64	5.05	4.90	5.13	5.30	5.98
Mexico	3.62	3.52	3.74	3.84	3.71	3.81	3.54	3.38
Chile	5.99	5.94	5.98	5.97	5.88	5.73	5.60	5.62
USA	2.78	2.79	2.57	2.42	2.20	2.20	2.20	2.13
Operating Areas	5.54	5.46	5.29	5.19	4.87	4.68	4.52	4.39
Total Group	5.52	5.45	5.28	5.19	4.85	4.64	4.50	4.36

Coverage ratio

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Continental Europe	58.0	58.4	58.1	57.2	58.6	58.9	60.4	64.2
Spain	44.6	44.9	45.5	45.5	46.6	46.8	47.8	48.1
Santander Consumer Finance	105.1	105.2	106.4	100.1	103.6	104.9	107.2	109.1
Poland	64.6	65.3	65.8	60.3	61.6	63.5	63.1	64.0
Portugal	50.6	53.1	53.9	51.8	52.4	54.2	56.2	99.0
United Kingdom	42.9	41.1	43.4	41.9	41.2	40.3	39.6	38.2
Latin America	85.9	86.0	83.4	84.5	83.6	84.4	85.4	79.0
Brazil	95.2	94.8	91.4	95.4	95.2	95.9	96.0	83.7
Mexico	98.6	96.6	90.1	86.1	88.4	87.5	93.0	90.6
Chile	50.7	51.7	52.3	52.4	52.0	51.6	52.8	53.9
USA	163.2	165.6	183.7	193.6	211.5	224.2	218.3	225.0
Operating Areas	66.0	66.4	67.0	66.6	68.3	69.4	70.5	72.6
Total Group	66.3	66.8	67.5	67.2	68.9	70.1	71.1	73.1

Cost of credit

%

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Continental Europe	1.20	1.14	1.07	1.01	0.95	0.86	0.77	0.68
Spain	1.37	1.31	1.21	1.06	0.97	0.84	0.71	0.62
Santander Consumer Finance	0.89	0.87	0.85	0.90	0.93	0.91	0.87	0.77
Poland	0.98	0.92	0.95	1.04	1.00	1.00	0.96	0.87
Portugal	0.63	0.55	0.47	0.50	0.45	0.38	0.35	0.29
United Kingdom	0.23	0.22	0.19	0.14	0.11	0.08	0.04	0.03
Latin America	4.36	4.06	3.88	3.70	3.53	3.39	3.33	3.36
Brazil	5.82	5.38	5.14	4.91	4.63	4.45	4.40	4.50
Mexico	3.59	3.58	3.26	2.98	2.92	2.89	2.87	2.91
Chile	1.82	1.76	1.71	1.75	1.74	1.68	1.68	1.65
USA	2.82	3.03	3.27	3.31	3.25	3.39	3.36	3.66
Operating Areas	1.61	1.55	1.50	1.44	1.38	1.33	1.27	1.26
Total Group	1.65	1.56	1.52	1.43	1.38	1.32	1.26	1.25

Risk-weighted assets

EUR million

	31.03.14	30.06.14	30.09.14	31.12.14	31.03.15	30.06.15	30.09.15	31.12.15

Continental Europe	217,140	214,372	215,265	216,260	226,348	222,524	215,770	215,599
Spain	109,615	107,870	108,770	111,627	111,376	106,999	103,608	101,686
Santander Consumer Finance	49,191	49,420	49,908	47,259	55,711	54,895	54,890	54,543
Poland	16,131	16,285	16,575	16,813	17,329	16,800	16,876	17,164
Portugal	16,646	16,776	16,266	16,121	15,804	16,001	15,988	19,956
Spain’s real estate activity	14,889	14,652	13,539	14,805	14,892	16,558	16,576	14,770
United Kingdom	95,469	99,475	103,264	103,470	114,165	121,925	118,058	117,184
Latin America	140,226	149,170	152,045	171,372	174,954	169,250	152,805	153,286
Brazil	80,300	86,235	84,846	101,742	96,648	93,986	81,502	81,836
Mexico	23,666	25,841	27,742	26,222	29,254	28,727	26,834	27,519
Chile	25,158	26,013	27,220	29,102	32,252	30,258	28,236	28,412
USA	60,980	64,427	70,787	76,851	88,309	82,555	82,810	87,262
Operating Areas	513,815	527,444	541,361	567,953	603,776	596,254	569,443	573,331
Corporate Centre	26,019	31,449	20,093	17,200	14,175	13,230	16,373	12,278
Total Group	539,834	558,893	561,454	585,153	617,951	609,484	585,816	585,609

Item 4

2015 Earnings Presentation

Ana Botín, Group Executive Chairman
José Antonio Álvarez, Group CEO

January 27th, 2016

Simple | Personal | Fair

Santander

Important information

Banco Santander, S.A. ("Santander") cautions that this presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the "SEC") could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Santander 1

Agenda

- **2015: Higher profitability…**
- **2015: …progressing on our commercial transformation around the customer**
- **2015: Group and Business Areas review**
- **2016 – 2018: Key commercial and financial priorities**

Santander 2

Delivering improved underlying financial performance

2015 results (change vs. 2014)

Metric	2015 result	Change vs. 2014
Customer revenues	€42,222MM (+7.6%)	↑
Underlying profit	€6,566MM (+12.9%)	↑
Underlying RoTE	11.0%	↑
FL CET1	>10%	↑
TNAV/Share	€4.12 (+11 cents)	↑
Cash dividend/ share	€0.16 (+79%)	↑

Santander 3

Statutory profit: 5,966 MM, +2.6%

Increasing underlying profit by c.13%

MM Euro	2014	2015	ABS.	%
Net interest income	29,548	32,189	2,642	8.9
Net fees	9,696	10,033	337	3.5
Total customer revenues	**39,244**	**42,222**	**2,978**	**7.6**
ROF and other	3,369	3,051	-318	-9.5
Gross Income	**42,612**	**45,272**	**2,660**	**6.2**
Operating expenses	-20,038	-21,571	-1,532	7.6
Operating Income	**22,574**	**23,702**	**1,128**	**5.0**
Net loan loss provisions	-10,562	-10,108	454	-4.3
Underlying PBT	**9,720**	**10,939**	**1,219**	**12,5**
Underlying profit	**5,816**	**6,566**	**750**	**12.9**

Santander 4

Statutory profit: 5,966 MM, +2.6%

Customer business growth combined with improving risk profile

Customer business volumes, EUR Bn

Loans[1]

+6.4%
757
805
2014
2015

Deposits + Mutual funds[1]

+7.5%
721
775
2014
2015

Key ratios, %

NPL

-83bps
5.19
4.36
2014
2015

Cost of Risk

-18bps
1.43
1.25
2014
2015

Santander 5

(1) Loans and Deposits excluding repos. Constant euros

Higher profitability on an increased capital base

Underlying ROTE
10.95%
11%

FL CET1
9.65%
+0.50
10.15%
-0.10
10.05%
Dec 14[1]
2015 Generation
One-offs
Dec 15

Santander 6

(1) Pro-forma, including capital increase in January 2015

Our capital position is strong for our risk profile and model and has significant regulatory buffers

We are…	…and our low risk profile is recognised by regulators and rating agencies alike
1 **Medium-low risk** (€805Bn loans: Europe + North America: 87%; South America: 13%)	1 **ECB** – c.300 bps above capital requirements
2 **Well provisioned** (73.1% coverage ratio)	2 **AQR** - lowest adjustment: **4bps**
3 **Consistently profitable** (c.€24Bn pre-provision profit, 11.0% RoTE)	3 **Stress test** - adverse scenario **-143bps impact** vs. -260bps for system
4 **High operating leverage** (C/I 47.6% vs. 62% for peers)	4 **Rating agencies** – Upgraded by S&P (October) and Moody´s (June)

Santander 7

Stress test: December 2014 results

The Santander Model

Large, yet simple

10 markets with critical mass

Geographic Diversification in Europe and the Americas

International talent, culture and brand

Focus on retail and commercial Banking

Strong balance sheet & global control frameworks

Subsidiaries model

Innovation, digital transformation and best practices

Value adding Corporate Centre

C/I: 47.6%

Santander 8

10 markets with critical mass in Europe and the Americas allow us to deliver profits and dividends through the cycle

% of underlying Group attributable profit[1]

Argentina
Rest America
Chile
4%
5%
1%
UK
23%
Brazil
19%
South America
Europe
12%
Spain
North America
7%
Mexico
8%
2%
11%
4%
4%
US
SCF
Rest Europe
Portugal
Poland

The value of the Group

Cost advantage	C/I advantage, value adding corporate centre
Risk advantage	High diversification, advanced systems
Higher capacity to invest	Quality of services, cost advantage, digital transformation
Consistent profitability and capital generation	Funding B/S growth, dividends and value creation
Commercial advantage	Network banking, digital investments, global businesses, brand

Santander 9

(1) *Excluding Corporate Centre and Spain Real State activities*

Well geographically diversified risk profile

Total customer loans by geography
December 2015

South America
13%
North America
15%
Europe 72%

Subsidiary model:

- Legally independent
- Autonomous in capital and liquidity

Group – Subsidiary Governance:

- Tight control and oversight over subsidiaries

Santander 10

2015 was a turning point. Recovering focus on shareholders metrics

TNAV/share
€
+3%
5.13
4.26
3.89
4.01
4.12
Cash
dividend/
share
€
+79%
0.23
0.11
0.08
0.09
0.16
2011
2012
2013
2014
2015

Santander
11

Agenda

- 2015: Higher profitability…
- **2015: …progressing on our commercial transformation around the customer**
- 2015: Group and Business Areas review
- 2016 – 2018: Key commercial and financial priorities

Santander 12

In 2015 we have made significant progress on our strategic plan and delivered on all commitments

People	Survey Results: c.5pp ↑	✓
Customers	Loyal customers: 10% ↑	✓
	Digital customers: 17% ↑	✓
	C/I: 47.6% / 5 countries Top 3 in CSAT[1]	✓
Shareholders	Reinforced Boards at Group and subsidiaries	✓
	Corporate Centre -3pp in C/I	✓
	ROTE 11.0%	✓
	FL CET1 >10%	✓
Communities	2015 People supported: 1.2MM	✓

Santander 13

(1) Customer satisfaction (CSAT)

PEOPLE

Significant progress in our cultural change programme

Internal survey 2015 results, pp improvement over 2014

Simple Personal and Fair Culture(1)	+5	>75% of employees support new culture	✓✓✓
Employee commitment	+5	>7 pp vs. Financial Services Standards	✓✓✓
Leadership, talent & performance	+6	+22 pp improvement vs. 2014 in work-life balance	✓✓✓

150,000+ employees participated

(1) Includes questions on employee perception of SPF culture at the bank

Santander 14

CUSTOMERS

Loyal customer base increased, driving top line growth

Loyal customer base increased…

Loyal customers, MM

10%
12.6
13.8
Corporates
1.0
1.1
Retail
11.6
12.7
2014
2015

Retail and SMEs loyal customers are **x4 more profitable** and **corporates x5**

… driving top line and franchise value growth

Example: UK

+66%
Retail loyal customers (MM)
2.2
3.7
+237%
Retail current account balances (£Bn)
15.8
53.2
+47bps
Banking NIM1 (%)
1.36
1.83
2012
2015

Santander
15

(1) Banking NIM: Annualized net interest income /average customer loans

CUSTOMERS

Significant profitable organic growth upside in our largest markets

Loyal customers / Active customers, %

Leading franchises

High upside potential

SCF
N/A
c. 50%
40%+
40%+
c. 40%
25%+
20%
20%
15%+
15%+

c.30% of Group underlying profit[1]

Total population:
340 MM

c.70% of Group underlying profit[1]

Total population:
535 MM[2]

Santander
16

(1) Excluding Corporate Centre and Spain Real State activities (2) USA includes only population of the Northeast, Florida and Texas

CUSTOMERS

Implementing effective digital solutions driving improved customer experience

UK

1 out of every **3 new accounts** are opened via our digital channels

A new way to pay is here
Santander
Pay

Spain

One 1|2|3 **account opened every minute** on digital channels[2]

Poland

Mobile cash loan in 60 seconds

Digital customers[1]
Total Group
(MM)

+2.5MM
14.1
16.6
2014
2015

(1) Person or legal entity, that being a customer of a commercial bank, has logged into his personal area of internet banking, mobile banking or both in the last 30 days
(2) Applicable to Santander existing customers, opened every weekday minute on digital channels

Santander 17

CUSTOMERS

Operational excellence: Corporate Centre allows for top efficiency and improved customer satisfaction

Best-in-class efficiency ratio

%
-14.4 pp
Top 3
62.0
47.6
Peer Average[1]
Santander 2015

Excellence in customer satisfaction driving revenue growth

5 geographies within Top3

Customer satisfaction improvement[2] **+4pp**

Customer revenues growth **+7.6%**

(1) Peer Group: BBVA, BNP Paribas, Citigroup, Deutsche, HSBC, Intesa Sanpaolo, Itaú, JPMorgan Chase, Lloyds, Société Générale, UBS, UniCredit, Bank of America, Wells Fargo, Barclays, Standard Chartered and ING Group

(2) Weighted average by retail active customers in October 2015 (Santander Country NET satisfaction vs. Peer Group Country NET satisfaction)

Santander 18

SHAREHOLDERS

Simplified, value adding Corporate Centre

Increased transparency on divisional costs…

Corporate Centre attributable loss / Underlying attributable profit (%)

Peer[1] average
35
39
29
25
23
Before (1H 2015)
1H 2015
2015 Target
2015 Real
Under new criteria

… while continuing to add value to the subsidiaries through synergies

Revenue Synergies

- ✔ Global digital projects
- ✔ Collaboration revenues
- ✔ International business

Cost Synergies

- ✔ IT development & infrastructure
- ✔ Global procurement
- ✔ Global operations

-3 pp in C/I for the Group

Top 3 C/I: 47.6%

Santander 19

(1) Societe Generale, BBVA, BNP, Intesa, Unicredit, Credit Agricole

SHAREHOLDERS

Corporate Governance and team strengthened

Board of Directors

- 33% women
- >50% Independent Directors
- 335 yearly hours per director (x3 vs. peers)[1]

New Risk Governance

Subsidiary Governance

- New Country Heads in Top 5 countries
- 50+ new appointments to Subsidiaries' Boards
- New Group-Subsidiary Governance Model

(1) 2014 data, Benchmark: Bank of America, Goldman Sachs, JP Morgan, Citigroup, Morgan Stanley, Wells Fargo, Societe Generale, BNP Paribas, BBVA, Credit Suisse, Deutsche Bank, UBS, Unicredit, Intesa San Paolo, Nordea, Lloyds, Barclays, Standard Chartered, HSBC

Santander 20

COMMUNITIES

~1.2MM people supported globally in 2015

Changes to sustainability policies

- New **Sustainability and social and environmental risk management policies**
- **Reviewed activities** in sensitive sectors:
  - **Defense**
  - **Energy**
  - **Soft commodities**

Santander UNIVERSITIES

- **1,200 Universities** supported & **25MM** students and professors reached[1]
- **35,000 grants** and grants awarded
- **c.7k entrepreneurs** and **c.500 start-ups** supported in 2015

Contribution to society

- **200k children** benefited through education programmes
- **250k micro-enterprise** projects financed
- Around **60,000 employees** participated in volunteering programs

It is not just about what you do with your profits. It is also about HOW you make them

Santander 21

(1) Students & professors with Santander Universities programme

In summary: our diversified retail and commercial banking model and critical mass delivers…

2015 results vs. 2014

…profitable business growth...

Deposits + funds Growth	+7.5%
Customer revenues	+7.6%
Underlying profit	+12.9%
Underlying RoTE	11.0%

… to:

1) Cover RWA growth

Loans Growth	+6.4%

2) Grow capital and TNAV/Share

FL CET1	+50 bps (excluding non recurring items)
TNAV/Share	+11 cents

3) Pay growing cash dividends per share

Cash dividend/ share	+79%

Santander 22

Agenda

- 2015: Higher profitability…
- 2015: …progressing on our commercial transformation around the customer
- **2015: Group and Business Areas review**
- 2016 – 2018: Key commercial and financial priorities

Santander 23

Good financial performance in 2015

Change 2015 / 2014

Loan growth[1]	+6.4%	Fully-loaded CET1	+50 b.p. (excl. non-recurring items)
Funds growth[1]	+7.5%	Underlying RoTE	11.0%
Customer revenues	+7.6%	TNAV per share	+11 €cents
Underlying profit	+12.9%	Cash dividend per share	+79%

Santander 24

(1) % change in constant euros

LOYAL CUSTOMERS

Loyal customers rose by 1.2 million, backed by commercial transformation

Total

12,577
+10%
13,782
2014
2015

- **Double-digit** growth with **all countries increasing**
- **Of note:** the **UK** (+11%) and **Mexico** (+14%)

Retail

11,609
+10%
12,733
2014
2015

- Individual customers: launching of new products, processes streamlining and improved customer experience
- Loyalty underpinned by **1I2I3 Strategy**

SMEs and Corporates

968
+8%
1,049
2014
2015

- Growth spurred by **SMEs: Advance and 1I2I3 World**
- **Double-digit growth in six countries.** UK (+11%), Brazil (+12%), Chile (+12%), Portugal (+14%), Poland (+12%) and Argentina (+16%)

Santander 26

Note: customer data in thousands

DIGITAL CUSTOMERS

Digital customers increased 2.5 million driven by multi-channels

Digital customers

+17%
14,139
16,584
2014
2015

- **Growth in all countries where the Group is present**
- **Double-digit growth in nine countries**
- Notably Mexico (+36%), Spain (+25%), the UK (+22%) and Portugal (+20%)

% of active customers

28%
31%
2014
2015

- **6.9 million of mobile device users (+50%** in 2015)
- **15% sales** through digital channels
- **58% transactions**[1] through digital channels
- **Logins per month: 9** via the Internet **and 13** via mobile devices

Santander 27

Note: customer data in thousands
(1) Monetary transactions except for cash and direct debits

LOANS TO CUSTOMERS

Growth in loans driven by greater business activity and customer loyalty

Loans

+5%
+6%
2014
2015

- **Growth spurred by Latin America and Consumer business:** SCF (+22%), Mexico (+19%), Chile (+11%) and Brazil (+9%)
- UK rose mainly due to companies (+10%) and mortgages (+2%)
- Strong growth in new lending in Spain and Portugal, still not reflected in balances

By segment

+6%
+7%
+5%
Individuals
SMEs and Corporates
Large corporates (GCB)

- **Change of mix** toward lower risk products
- **Market share gains** in SMEs and Companies. Notably the UK, Portugal, Poland and Mexico
- **Large Companies:** greater focus on profitability, keeping **leadership in Latin America and Spain**

Santander 28

Note: Loans excluding repos. Change in constant euros

CUSTOMER FUNDS

Growth in customer funds driven by greater business and customer loyalty

Customer funds

+6%
+7%
2014
2015

- **All business units increased**
- Of note the **UK (+6%), Mexico (+9%), Chile (+9%)** fuelled by deposit growth

By product

+14%
-8%
+14%
Demand
Time
Mutual funds

- Strategy centred on **loyalty** and **profitability**
- The **strategy** to **grow demand deposits** and mutual funds continued

Santander 29

Note: Deposits excluding repos. Change in constant euros

GRUPO SANTANDER RESULTS

Underlying profit up 13% fuelled by higher commercial revenues and lower cost of credit

€ million	2015	% /2014 current	% /2014 constant
NII+ Fee income	42,222	7.6	7.1
Gross income	45,272	6.2	5.6
Operating expenses	-21,571	7.6	6.9
Net op. income	**23,702**	**5.0**	**4.4**
Loan-loss provisions	-10,108	-4.3	-4.0
Underlying PBT [1]	**10,939**	**12.5**	**10.3**
Underlying attrib. profit [1]	**6,566**	**12.9**	**10.1**
Attributable profit	**5,966**	**2.6**	**0.1**

Commercial revenues growth

Efficiency plan enabled transformation and regulatory costs to be absorbed

Lower loan-loss provisions

Underlying profit increased 13%

We keep an underlying RoTE[1] of 11%

Santander 31

(1) Before net non-recurring capital gains and provisions. RoTE: Group attributable profit / average of (capital + reserves + retained profit + valuation adjustments – goodwill - other intangible assets)

GROSS INCOME

Gross income growth with improved quality. Commercial revenues up (+7%), gains on financial transactions down (-18%)

Total Gross income

€ million and % change in constant euros

42,612
+261
+2,399
45,272
+6%
NII +8%
Fee income +4%
Gains on fin. trans. and Other* -12%
2014 Gross income
FX
Business
2015 Gross income

- **Net interest income** rose fuelled by growth in **volumes and spreads management**
- **Of note by country:** SCF (+31%), Mexico (+14%), Brazil (+10%), USA (+7%) and UK (+5%)

- **Fee income** up **driven** by **Latin America and the US**
- **Europe** affected by **regulation**
- **Faster growth expected** due to enhanced loyalty

- **Lower gains on financial transactions** due to reduced financial activity
- Increased **contribution to DGF and Resolution Fund** in Spain, Portugal and Poland

Santander 32

(*) "Other" includes income from equity accounted method, dividends and other operating results (including Deposit Guarantee Fund and Resolution Fund)

GROSS INCOME

Commercial revenues kept up growth trend

NII
29,801
+8%
32,189
2014
2015
+1%
7,193
7,453
7,443
7,713
7,769
8,045
8,156
8,220
Fee income
9,616
+4%
10,033
2014
2015
+1%
2,356
2,390
2,388
2,481
2,434
2,515
2,527
2,557
Gains on financial transactions & Other
3,456
-12%
3,051
2014
2015
-34%
828
745
1,058
826
876
737
867
571
1Q'14
2Q
3Q
4Q
1Q'15
2Q
3Q
4Q

Drop in 4Q'15 due to provisions for deposit guarantee funds

Santander
33

€ million and % change in constant euros

OPERATING EXPENSES

Costs basically stable in real terms and excluding perimeter

Total operating expenses

€ million and % change in constant euros

20,038
+136
+1,397
21,571
+7%
+1%
excl. inflation and perimeter
2014 Costs
FX
Business
2015 Costs

- **Efficiency plan** enabled transformation and regulatory costs to be absorbed
- Achieved savings plan of **€2bn. a year ahead of schedule**

- **Of note Brazil** (-6%), **Spain** (-1%) and **Portugal** (-1%) in real terms and excluding perimeter

- The highest rises in costs were in the US (regulatory and franchise development) and Chile (personnel, indexed to euro and dollar and amortisations)

Santander 34

LOAN-LOSS PROVISIONS

Lower loan-loss provisions compatible with the growth in volumes

Total loan-loss provisions

€ million and % change in constant euros

10,562
-30
-424
10,108
-4%
2014
LLPs
FX
Business
2015
LLPs

- Of note were the **declines** in **the UK, Spain, Portugal, Poland and Real Estate Activity in Spain**

- **Higher** provisions in units with **strong growth in volumes** (Mexico and Argentina) and higher on balance sheet loan retentions (USA)

- **Brazil's rose** (5%), although performing better than competitors in terms of credit quality
- The increase was mainly due to companies, as individuals performed very well

Santander 35

CREDIT QUALITY

Credit quality and cost of credit continued to improve in 2015

Cost of credit (%)
1.69
1.43
1.25
-18 bp
1.53
Excluding SCUSA
1.15
-25 bp
0.90
2013
2014
2015

NPL and coverage ratios (%)
Coverage
65
67
+6pp
73
NPL
5.61
5.19
-83bp
4.36
D'13
D'14
D'15

- **Lower cost** of credit **in 9 of the 10** core **units**
- Of note were Spain, Portugal, the UK and Brazil

- Sharp **drop in net NPL entries** (-20%)
- **Lower** NPL ratio **in all countries**, except for Brazil (Santander performed better than other private sector banks)
- Of note: Spain, Poland, SCF and Portugal

Santander 36

Cost of credit = 12 month loan-loss provisions / average lending. Calculated in current euros

REGULATORY CAPITAL

Capital position: Surplus of 280 b.p. over the minimum required by 2016

Capital ratio 14.40%
CET1 12.55%
Regulatory ratios
Dec'15
9.75% CET1
0.25% Systemic buffer
5.00% Pilar II requirement
(including capital conservation buffer)
4.50% Minimum Pilar I
Regulatory requirement 1
2016 CET1

Santander 38

FULLY-LOADED CAPITAL

Achieved the fully-loaded CET1 of 10% at year-end ...

Fully-loaded CET1 (%)

9.65%
+0.50
10.15%
-0.10
10.05%
CET1 D'14*
2015 Generation
Net of positive and negative non-recurring items
CET1 D'15

- Capital **generation** of **+50 b.p.** before non-recurring items
- Absorbed impacts of DPV portfolio valuations and corporate transactions
- Higher rise in the **total ratio (+130 b.p.)** to **13.05%** due to AT1 and T2 issues
- Fully-loaded leverage ratio: 4.7%

Santander 39

* Pro-forma, including capital increase in January 2015

CREATING VALUE FOR SHAREHOLDERS

... consistent with the increase in RoRWA, TNAV per share and dividend per share

Underlying RoRWA (%)
1.27
1.30
2014
2015
Tangible net asset value per share[1] (euros)
4.01
4.12
2014
2015
Cash dividend (cents per share)
8.8
15.8
2014
2015

Santander
40

(1) **Tangible book value per share** = (Capital + reserves + retained profits + valuation adjustments – goodwill - intangible assets) / number of shares excluding treasury stock. Calculated on a like-for-like basis

BUSINESS AREAS

2015 Underlying attributable profit

Well diversified earnings between Europe and the Americas

Argentina, 4%
Other America, 1%
Chile, 5%
United Kingdom, 23%
Brazil, 19%
South America
Europe
North America
Spain, 12%
Mexico, 7%
USA, 8%
SCF, 11%
Other Europe, 2%
Poland, 4%
Portugal, 4%

Santander 42

Percentage excluding Corporate Centre and Real Estate Activity in Spain

SPAIN

Strategic metrics performance

	2014	2015
1|2|3 Accounts (thousand)	-	860
Customer satisfaction (position)	5º	1º
Cost of credit	1.06%	0.62%
SMEs market share[1]	20%	20%
RoTE	7.4%	8.1%

P&L

€ million

	2015	% /2014
NII + Fee income	5,118	-5.6
Gross income	6,080	-8.4
Operating expenses	-3,434	-1.8
Net op. income	2,646	-15.7
Loan-loss provisions	-992	-43.2
PBT	1,392	17.7
Attributable profit	977	18.2

- Long term loyalty underpinned by the **1I2I3 strategy** (860,000 accounts in 7 months)
- **Greater customer satisfaction** backed by the effort made in **quality customer service**
- **Higher profit** underpinned by lower provisions and operating expenses (efficiency plan)
- In gross income, **NII under pressure** (low interest rates and tough competition in loans), lower gains on financial transactions and greater contribution to the DGF and Resolution Fund. **Fee income stabilising**

Santander 43

(1) Santander as the bank of first choice

SPAIN

Volumes[1] (D'15)
€ billion and % / Dec'14
157
-3%
Public Institutions
13
-22%
Households mortgages
46
-3%
Other loans to individuals
12
-2%
SMEs and companies
52
+1%
GCB
34
-1%
Loans
219
+1%
Mutual funds
46
+11%
Time Deposits
51
-20%
Demand Deposits
122
+9%
Funds

Customer NIM
Yield on loans
2.91%
2.44%
Cost of deposits
1.02%
0.59%
2014
2015

NPL ratio and Cost of credit
%
NPL ratio
7.38
6.53
Cost of credit
1.06
0.62
D'14
D'15

- **Increased new lending** to **SMEs** and the **self-employed (+18%). Individuals:+27%**
- Higher lending to companies. Total loans not growing due to lower loans to institutions and maturity of mortgages
- In customer funds, **growth in demand deposits** linked to long-term relationship strategy. **Cost of deposits stable in the last few quarters,** absorbing launching of 1|2|3 account
- **Sharp improvement** in the **cost of credit** and the **NPL ratio** (negative NPL entries)

Santander 44

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

UNITED KINGDOM

Strategic metrics performance

	2014	2015
Digital customers (mill.)	3.0	3.7
Fee income CAGR (%)	-2	-4
SMEs loan growth vs. market	>5 p.p.	>5 p.p.
RoTE	11.2%	11.8%

P&L

Million £

	2015	% /2014
NII + Fee income	4,377	3.2
Gross income	4,630	3.7
Operating expenses	-2,435	3.5
Net op. income	2,195	3.9
Loan-loss provisions	-78	-70.9
PBT	1,860	17.0
Attributable profit[1]	1,430	14.0

(1) Excluding PPI. Including it, Attributable profit: 989 million (-21.1%)

- **Investment** in **business growth** and **enhancement** in **digital channels**
- **Revenue growth** driven by volumes with stable banking NIM (net interest income: +5%)
- **Underlying profit** up backed by the **significant reduction** in loan-loss **provisions**
- **Provision charge of £450 million[2]**, representing current best estimate of the remaining costs (response to the FCA Consultation)

Santander 45

(2) Charge recorded in the Corporate Centre under Group Criteria

UNITED KINGDOM

Volumes[1]
Var. Dec'15 / Dec'14
+5%
+6%
Loans
Funds
Banking NIM[2]
%
1.55%
1.82%
1.83%
2013
2014
2015
1|2|3 World customers
Million
2.4
3.6
4.6
D'13
D'14
D'15
Corporate loans
£ billion
22.1
23.9
26.4
+8%
+10%
D'13
D'14
D'15

- **Loan growth** across all customer segments and further **increase in loyal retail customers**
- **Market share gain in corporates:** leading to greater diversification
- **Added 1 million 1I2I3 customers** and an average of **£1bn per month** in **retail current account** deposits
- Significant improvement in **customer loyalty** and **achieved target** to be **Top3 in customer satisfaction**

Santander 46

(1) Volumes in local currency. Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) In local criteria

BRAZIL

Strategic metrics performance

	2014	2015
Total loyal customers (mill.)	3.0	3.2
Digital customers (mill.)	3.8	4.4
NPL ratio[1] (%)	3.3	3.2
Micro credit[2]	#1	#1
RoTE	13%	14%

P&L

€ million

	2015	% /2014*
NII + Fee income	10,963	9.7
Gross income	11,140	9.6
Operating expenses	-4,452	5.3
Net op. income	6,689	12.7
Loan-loss provisions	-3,297	4.7
PBT	2,513	19.9
Attributable profit	1,631	32.7

(*) % change excluding FX impact

- **More sustainable business model:** greater loyalty, higher efficiency and lower risk profile
- **Better quality and higher recurrence revenues** (NII + fee income rose for the fifth straight quarter)
- **Operating expenses** rose at **half the rate of inflation**
- Amid a recession environment, the growth rate of **provisions** is below that of loans (change of mix)
- **PBT** rose **20%** fuelled by the **main P&L items**. Also, lower minority interests

Santander 47

(1) BR GAAP (2) Among private sector banks

BRAZIL

Volumes[1]
€ billion and % change in constant €
+9%
+12%
Loans
Funds
Loans
Large companies 17 +14%
Companies 11 +11%
SMEs 9 +4%
Consumer finance 6 -7%
Consumer loans to individuals 14 +4%
Mortgage loans to individuals 6 +21%

Spread and Cost of credit
4Q: 8.0%
4Q: 7.8%
8.6%
7.8%
Spread on loans
4.9%
4.5%
Cost of credit
2014
2015

NPLs – Over 90 days
Local criteria
National private sector banks
4.0%
3.7%
4.5% (Nov'15)
3.7%
3.3%
3.2%
Santander
D'13
D'14
D'15

- **Loan growth compatible with change of mix**
  - Greater focus on companies, large companies and mortgage loans
  - SMEs recovery, which moved to positive growth rates in 2015
- **Total spread reflects the change of mix**, although it rose by product / segment
- **The NPL ratio in line with the sector's best performing peers**

Santander 48

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

UNITED STATES

Strategic metrics performance

	2014	2015
Digital customers (thousands)	550	617
Retail loyal customers (thousands)	153	248
RoTE	8.3%	6.5%

P&L

$ million	2015	% /2014
NII + Fee income	7,984	7.2
Gross income	8,647	9.0
Operating expenses	-3,354	12.9
Net op. income	5,293	6.7
Loan-loss provisions	-3,440	16.2
PBT	**1,689**	**-16.2**
Attributable profit	**752**	**-34.2**

Activity[1]

Santander Bank

Var. Dec'15 / Dec'14

+6%
+7%
Loans
Funds

SCUSA

Var. Dec'15 / Dec'14

+11%
+10%
Loans
New lending

- The various actions taking place have a temporary **impact on revenues and costs:**
  - **Creation of holding underway (IHC).** Integrates the businesses carried out within the country
  - **Investment** in improving banking **franchise**
  - **Santander Consumer USA:** focus on **auto** business, exiting personal loan business

Santander 49

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

SANTANDER CONSUMER FINANCE

Strategic metrics performance

	2014	2015
Active customers[1] (mill.)	16.6	16.8
Growth of loan portfolio	+9%	+21%
Dealer satisfaction[2]	>80%	>80%
RoTE	11.8%	12.6%

P&L

€ million	2015	% /2014
NII + Fee income	3,973	23.8
Gross income	3,965	23.0
Operating expenses	-1,774	20.8
Net op. income	2,192	24.8
Loan-loss provisions	-537	-1.2
PBT	1,502	27.8
Attributable profit	938	18.0

Activity

Volumes[3]

Var. Dec'15 / Dec'14

+21%
+27%
Loans
New lending

Customer NIM

NIM
3.4%
3.8%
2.6%
3.2%
NIM net of provisions
2014
2015

- The **agreement** with PSA and the **integration** of GE Nordics **strengthened leadership in Europe**
- **Increased new loans in the large units:** Spain, Germany and the Nordic countries
- **Higher revenues,** with **improved efficiency and cost of credit, and low NPL ratio (3.42%) for this business**
- **Main countries profit:** Germany (€393 mill.); Nordic countries (€234 mill.); Spain (€169 mill.)

Santander 50

Note: Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 2015 attributable profit: €1,093 mill. (21% /2014); (1) Customers with active contract, excl. SC UK and PSA. (2)Annual SCF satisfaction survey to active auto POS partners in all countries (including SC UK). % = dealers with scores of 8 out of 10 or higher. Rolling weighted average 5 years. (3) Loans and deposits excluding repos

CORPORATE CENTRE

Weight / Total Group, %

39
29
25
23
Before (1H'15)
1H'15
2015 Target
2015
Under new criteria

P&L

€ million

	2015	2014
NII + Fee income	-641	-646
Gains on financial transactions	150	700
Operating expenses	-547	-586
Provisions	-481	-451
Taxes and minority interests	29	-149
Underlying attributable profit[1]	**-1,493**	**-1,151**

(1) Not including net capital gains and provisions for -€600 million.

- **Lower gains on financial transactions** due to lower revenues of interest rate hedging (reduced ALCO portfolio in 2015)
- Reduced share over the Group's total profit

Santander 51

UNDERLYING ATTRIBUTABLE PROFIT

Summary of other units performance in 2015
(Units breakdown in appendix)

Mexico	Attributable profit: €629 mill.; +3%	• Market share gain and 8% rise in PBT • Revenues growth and improved cost of credit
Chile	Attributable profit: €455 mill.; -13%	• Sharp increase in customers and volumes • Profit impacted by lower UF inflation and higher taxes
Argentina	Attributable profit: €378 mill.; +22%	• Greater activity backed by expansion plan • Profit up fuelled by higher revenues and lower cost of credit
Poland	Attributable profit: €300 mill.; -15%	• Loans growth. Leadership in digital channels • Profit impacted by interest rates drop. Costs under control and lower cost of credit
Portugal	Attributable profit: €300 mill.; +63%	• Increased customers and market share gain • Moving towards profit normalisation

Santander 52

Note: % changes in constant euros

Agenda

- 2015: Higher profitability…
- 2015: …progressing on our commercial transformation around the customer
- 2015: Group and Business Areas review
- **2016 – 2018: Key commercial and financial priorities**

Santander 53

Our strategy

Our purpose

To help people and businesses prosper

Our aim

A bank that is…

SIMPLE | PERSONAL | FAIR

Santander 54

The financial industry faces challenges from which Santander is well positioned to benefit

	Pressure on RoTE	Santander Strategy / Model
Revenues	o Low interest rates o Developed economies: low growth despite recovery o Emerging economies: growth deceleration in some markets	✓ **Critical mass: min 10pp market share** ✓ **Higher structural growth EM** ✓ **Presence in markets with c.1Bn people** – "pay for value" model
Costs	o Additional regulatory costs o Pressure on C/I	✓ **Cost leadership** ✓ **Digital opportunity** ✓ Value adding **corporate centre** and Group **synergies**
Cost of Risk	o Developed economies: improving o Emerging economies: deteriorating	✓ **Sharing best practices/ARM** ✓ **Geographic diversification**
Capital	o Increased regulatory standards	✓ **Model transformation will generate increased organic capital**

Santander 55

Our priority is to execute on our commercial transformation AROUND OUR CUSTOMER delivering increased profitability and creating value for our shareholders

1. Commercial and digital **transformation** around the **customer**…
2. …through **Op. Excellence** & Corporate Centre value added…
3. …will deliver **organic capital generation** to capture the…
4. Opportunity for **organic profitable growth in core markets…**
5. Based on **Cultural Transformation**

Santander 56

1 We will continue to optimize our commercial model…

Instant customer onboarding → More loyal customers

Personalized Customer Service → More satisfaction

Convenient automated processes → Lower Cost to Serve

+

- "Pay for value" services
- Other services beyond traditional banking

More fee businesses

Santander 57

1 …growing in loyal customers

More loyal customers (MM)

+35%
13.8
18.6
2015
2018

More digital customers (MM)

~x2
16.6
30.0
2015
2018

Fee Income Growth[1] (%)

4.3
~ 10 CAGR
2015
2018

Less C/I (%)

>2.6 pp
47.6
<45
2015
2018

Santander 58

(1) Constant euros

2 Best-in-class customer experience

Customer service improvement

Geographies within Top3
+3
5
8
2015
2018

Main levers for 2016

- Re-design customer journeys
- Post-event Customer Feedback
- Excellence in Service Attitude

Santander 59

2 Global scale projects will add increasing value to subsidiaries

Examples

The Corporate Centre leads transformational projects across geographies

	Examples	
Supply Chain Finance	▪ Global **Big Data SChF platform** ▪ New source of **fee income**	**>€2.5Bn** potential revenue pool
Santander Wallet	▪ Global **mobile payments app** ▪ Digital **financing**	**c. 7MM** mobile banking users (+50% yoy)
Smartbank	▪ Global **mobile app for students** ▪ **Direct onboarding** from app store ▪ **E-Money account**	Reaching **c.25MM** students
Global trade portal	▪ **Global trade network** ▪ **Online trade portal** connecting **35,000+ active members**	**3.3MM**, active SME and corporate customers

Santander 60

3 Our commitment: to focus on increasing TNAV/S whilst supporting business growth and growing dividends

Fully Loaded CET1
10.05%
January 2015 commitment >10%
Investor Day commitment
>11%
100 bps
2015
2018 Target

	2015	2018 Target
RORWA, %	1.30	~1.50
ROTE, %	11.0	~13
DPS, €	0.2	Yearly growth

Santander 61

4 Spain: focus on increasing loyalty and recoveries

Opportunities and priorities

GDP back to growth
- **+2.9%** in 2016

Retail Loyal customers (Cuenta 1|2|3)
- Leadership in high value segments
- **Market share: 8.6%** of primary accounts vs. **11.6%** of branches

SME Loyal customers
- Leadership in Corporate
- **39pp** difference between loyal SMEs vs. total SMEs working with us

Operational excellence
- More than **200 projects** to improve processes

Risk and profitability management
- Recoveries and focus on **Risk/Return criteria**
- **RORAC** management

2016 targets

123 accounts (k)

860
2,000

SME market share[1] (%)

20%
22%
2015
2016

Cost of credit <0.60% in 2016

Santander 62

(1) Primary relations

4 UK: Customer loyalty and operational excellence

Opportunities and priorities

Scale

- Only full service **challenger of scale** in the UK market

Focused on loyalty

- **+ c.4MM loyal customers**
- From **3% to 6%** in **SME market share** since 2012

Delivering profitable results

- **+61% in underlying profit** vs. 2012[1]

Strong growth in digital

- **1,500** new active mobile users very day
- **1/3** of **current accounts, credit cards and mortgage** sold **digitally**

2016 targets

Digital customers (MM)

+0.6MM
3.7
4.3

Corporate loans growth vs. mkt.(%)

>5pp
>5pp
2015
2016

Fee income CAGR 5-10% in 2016

Santander 63

(1) Excluding PPI charge

4 Brazil: resilient and open-opportunity franchise

Opportunities and priorities

Strategic positioning

- c.10% mkt share
- 3rd largest private bank

Business

- Strong position in **acquiring** (aiming market share of 10% in 2016), and **Corporate/IB**
- **Opportunities:** Agro, Education, Digital

Profitability

- **NPLs:** peer levels
- **Costs:** in 3 years 20% real savings.

2016 targets

Total loyal customers (MM)

3.2
3.6

NPLs[1] (%)

3.2
peers
2015
2016

2016 profits > 2015 in local currency

Santander 64

(1) BR GAAP

4 USA: on track to extract full value

Opportunities and priorities

Regulatory

- Significant **progress**
- Multi-year **transformation program** (CART)[1]

SBNA

675 branches

€50Bn+ in client deposits

- **Fix the basics** and enhance digital offering

Santander Consumer USA

Top 3 in retail auto lending[2]

- **Industry leading service platform**
- **Focus in core** business

2016 targets

Digital customers (thousands)

617
~725

Commercial lending balance ($Bn)

18.7
20.7
2015
2016

Santander
65

(1) Transformation program (CART) to strengthen risk, capital, liquidity and technology (2) Source: 3Q15 Experian State of the Automotive Finance Market (includes Santander and Chrysler Capital combined)

4 SCF: Maintain consumer finance leadership at European level, achieving profitable growth

Santander CONSUMER FINANCE

Opportunities and priorities

Extend & maximise captive car finance	• Increase **active customers**
Banque PSA Finance	• **Maximise** value of the **joint ventures**
Boost consumer finance business	• **Extend** pan-European top **retailers agreements**

2016 targets

Active customers[1] (MM)

16.8
17.0

Loan portfolio[2] (Bn)

77
87
2015
2016

C/I maintained in 2016 despite PSA integration[2]

Santander 66

(1) Customers with a current contract. Without SCUK and without PSA (including PSA: 17.4 MM. Investor Day reference) (2) Without SCUK

Delivering on our 2016 targets will lead us to growing EPS and DPS

Loyal retail and commercial customers (MM)
+9%
13.8
15
2015
2016
Average SME and Corp. market share growth
+0.5 p.p.
2015
2016
Digital customers (MM)
+21%
16.6
20
2015
2016
Cost of risk (%)
improving
1.25
2015
2016

Santander 67

We are on track to deliver our 2018 targets

- **Top 3 bank to work for in the majority of our geographies**

- 17MM **retail Loyal Customers**
- 1.6MM **loyal SMEs and Corporates**
- **Customer loans growth** above peers
- All geographies **top 3 in customer service***
- 30MM **digital customers** (x2)
- C. 10% CAGR of **fee income 2015-2018**

People | **Customers**

Communities | **Shareholders**

- **People supported** in our communities: 4.5MM 2016-18
- c.130k **scholarships** 2016-18

- **C/I** <45%
- **2015-2018 average cost of risk** 1.2%
- **RoTE** c.13%
- Increasing **EPS**, reaching **double digit growth by 2018**
- 30%-40% **cash dividend pay-out : Yearly DPS increase**
- **FL CET1** > 11%

* Except for the US – approaching peers

Santander 68

2015 results show progress towards our targets

Shareholder targets	2014 results	2015 results
C/I	47.0%	47.6%
Average cost of risk	1.43%	1.25%
Underlying RoTE	10.95%	11.0%
EPS	0.48€	0.45€
Cash dividend pay-out	20%	38%
FL CET1	9.65%	10.05%

Underlying PBT & RoTE: in Constant Euros, excluding one-off charges (i.e. PPI and restructuring costs)
EPS: Underlying profit (including AT1s)/ average number of shares
FL CET1: 2014 including capital increase of January 2015

Santander 69

Key takeaways of the 2015 Earnings presentation

1 **In 2015** we began a transformation of our model centred around our **customers.** We did this while achieving **profitable growth and delivering our commitments on ROTE, TNAV and capital**

2 We are on **track** to achieve **our targets for 2016** which will be a year of **ongoing optimization** of our model and **delivering profitable growth to our shareholders**

3 **By 2018**, as a result of our transformation, we will produce higher quality and more predictable earnings than our peers. **We will increase TNAV/Share, DPS from 2016 and reaching double digit EPS growth by 2018**

Santander 70

Appendix

Other geographic units results

Global segments results

Group balance sheet and results

NPL and coverage ratios, and cost of credit

Liquidity and funding

Quarterly income statements

Santander 72

MEXICO

Strategic metrics performance

	2014	2015
Digital customers (thousands)	644	876
Retail Payrolls (thousands)	2,913	3,143
Credit cards (thousands)	2,332	2,556
SMEs loans (MXN million)	51,835	63,493
RoTE	13.5%	13.2%

P&L

Constant € million	2015	% /2014
NII + Fee income	3,251	11.5
Gross income	3,317	9.4
Operating expenses	-1,370	6.3
Net op. income	1,947	11.7
Loan-loss provisions	-877	15.4
PBT	**1,067**	**8.2**
Attributable profit	**629**	**3.2**

Activity

Volumes[1]

Var. Dec'15 / Dec'14

+19%
+9%
Loans
Funds

Customer NIM

NIM
3.9%
3.8%
2.5%
2.5%
NIM net of provisions
2014
2015

- **Increase** of customer base and **market share gains** as a result of **expansion plan and commercial strategy**
- **PBT rose y-o-y (+8%)** driven by higher revenues and improved efficiency
- **Higher commercial revenues (+11%)** absorbed interest rates at their lowest levels and change of mix
- **Cost of credit slightly better**

Santander 74

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

CHILE

Strategic metrics performance

	2014	2015
Retail loyal customers (thousands)	496	520
Loyal companies (thousands)	35	39
Digital customers (thousands)	836	918
Customer satisfaction (position)	4	4
RoTE	20.0%	15.5%

P&L

Constant € million	2015	% /2014
NII + Fee income	2,151	-0.2
Gross income	2,336	1.9
Operating expenses	-1,004	10.8
Net op. income	1,332	-4.0
Loan-loss provisions	-567	4.2
PBT	**768**	**-6.1**
Attributable profit	**455**	**-12.5**

Activity

Volumes[1]

Var. Dec'15 / Dec'14
+11%
+9%
Loans
Funds

Customer NIM

UF inflation[2]
5.7%
4.1%
NIM
4.4%
3.8%
3.1%
2.6%
NIM net of provisions
2014
2015

- Improve rates of **satisfaction, customer loyalty and target segments**
- **Profit** affected by lower UF inflation and higher taxes
- Higher **costs** due to those **indexed** to **forex, salary rises and amortisations**
- **The rise in provisions** well below the growth in loans

Santander 75

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Unidad de Fomento

POLAND

Strategic metrics performance

	2014	2015
Retail loyal customers(thousands)	1,157	1,242
Loyal companies (thousands)	53	60
Digital customers (thousands)	1,772	1,885
NPL ratio	7.4%	6.3%
RoTE	16.6%	12.9%

P&L

Constant € million	2015	% /2014
NII + Fee income	1,204	-5.2
Gross income	1,276	-7.3
Operating expenses	-594	1.5
Net op. income	683	-13.7
Loan-loss provisions	-167	-9.8
PBT	511	-17.1
Attributable profit	300	-15.4

Activity

Volumes[1]

Var. Dec'15 / Dec'14

+11%
+4%
Loans
Funds

Customer NIM

Yield on loans
5.1%
4.2%
Cost of deposits
1.7%
1.1%
2014
2015

- **A reference bank in innovation and digital channels**
- **Growth strategy** in **loans** and deposits profitability
- **Profit and revenues** affected by lower interest rates (Lombard rate limit), tougher regulation on fees and extraordinary contribution to the DGF
- **Cost control** and **lower provisions** with **reduced NPL ratio**

Santander 76

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

PORTUGAL

Strategic metrics performance

	2014	2015
Retail loyal customers (thousands)	485	502
Loyal companies (thousands)	20	23
Digital customers (thousands)	318	381
Market share in loans	11.0%	11.5%[1]
RoTE	8.1%	12.5%

P&L

€ million	2015	% /2014
NII + Fee income	818	-0.9
Gross income	1,016	6.2
Operating expenses	-494	-0.7
Net op. income	522	13.7
Loan-loss provisions	-72	-42.1
PBT	419	77.3
Attributable profit	300	62.8

Activity

Volumes[2,3]

Var. Dec'15 / Dec'14

+26%
+21%
Loans
Funds

Cost of new term deposits

1.4%
0.6%
2014
2015

- **Increased customer base and market share gain**
- **Management priorities:** cost of deposits, operating cost control and credit quality
- **Strengthening Santander's presence in the country** with Banif's acquisition (+2.5 p.p. market share gain)

Santander 77

(1) Latest available and excluding Banif

(2) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds (3) Excluding perimeter, loans -1%; funds +5%.

OTHER LATIN AMERICAN COUNTRIES

Attributable profit
Constant € million
Argentina
310
+22%
378
2014
2015
Uruguay
51
+38%
70
2014
2015
Peru
24
+37%
32
2014
2015

- **Focus on loyalty, transactions and target segments**
- **Double-digit** growth **in volumes**
- Gross income driven by **revenues growth**

Santander 78

REAL ESTATE ACTIVITY SPAIN

Activity

Total Balance

€ billion

14.0
15.8
Other
3,7
3.7
Net foreclosures
3,9
2.6
Net loans
D'14
D'15

Coverage ratio

D'15 and Dec'15 / Dec'14 change

+2.8 p.p.
+0.4 p.p.
56%
55%
Loans
Foreclosures

P&L

€ million

	2015	2014	% /2014
Gross income	137	-31	—
Operating expenses	-235	-230	2.2
Provisions	-511	-633	-19.3
Tax recovery	180	248	-27.6
Attributable profit	**-420**	**-652**	**-35.6**

- **Reduction of loan exposures continued at a pace around 30%**
- **Higher coverage ratio**
- Lower losses due to **reduced provision needs**

Santander 79

RETAIL BANKING

Activity

€ billion

Net loans

+9%*
639
694
2014
2015

(*) +8% excluding fx impact

Deposits (excl. repos) **+ mutual funds**

+6%*
673
714
2014
2015

(*) +7% excluding fx impact

P&L

€ million

	2015	%2014*
NII + Fee income	38,649	6.5
Gross income	40,359	6.2
Operating expenses	-18,730	7.1
Net op. income	21,629	5.5
Loan-loss provisions	-9,249	-4.9
PBT	10,629	12.2
Attributable profit	6,854	10.5

(*) % change excluding fx impact

- **The retail banking model continued to be transformed** into an increasingly Simple, Personal and Fair model
- **Customer-centred,** developing **specialised models,** range of **simple products and global offers**
- **Further development of the multi-channel model,** centred on digital channels
- Progress in achieving our targets: **13.8 million loyal customers (+10% in 2015) and 16.6 million digital customers (+17% in 2015)**

Santander 81

SANTANDER GLOBAL CORPORATE BANKING (SGCB)

Gross income

€ Million

TOTAL 4,923
+7%*
5,271
Capital & Other
519
+27%
658
Global Markets
1,525
+2%
1,552
Financing Solutions & Advisory
1,167
+11%
1,297
Global Transaction Banking
1,712
+3%
1,764
Customers +5%*
2014
2015

(*) Excluding FX impact: total gross income, +8%; customer revenues, +5%

P&L

€ million

	2015	%2014*
NII + Fee income	4,255	11.7
Gross income	5,271	7.9
Operating expenses	-2,058	10.0
Net op. income	3,212	6.5
Loan-loss provisions	-679	28.8
PBT	2,441	2.3
Attributable profit	1,625	1.7

(*) % change excluding FX impact

- **Customer-focused strategy,** underpinned by the **Division's global capacities** and their **interconnection** with **local units**
- **Reference positions** in export finance, corporate lending, project finance and issuances, among other, in Europe and Latin America
- **Positive evolution of revenues.** Rise in provisions and costs due to investment in developing franchises

Santander 82

GRUPO SANTANDER RESULTS

Non-recurring capital gains and provisions were recorded in 2015

1,118
Badwill (4Q'15)
283
Capital gain from reversal of tax liabilities in Brazil (2Q'15)
835
Non-recurring positive results
1,718
600
PPI[1]
435
Other items (goodwill, other)
683
Impairment of intangible assets (software)
Non-recurring negative results (4Q'15)

€ million	2015	% / 2014	% / 2014*
NII + Fee income	42,222	7.6	7.1
Gross income	45,272	6.2	5.6
Operating expenses	-21,571	7.6	6.9
Net op. income	**23,702**	**5.0**	**4.4**
Loan-loss provisions	-10,108	-4.3	-4.0
Underlying PBT	**10,939**	**12.5**	**10.3**
Underlying attrib. profit	**6,566**	**12.9**	**10.1**
Net capital gains and provisions	-600		
Attributable profit	**5,966**	**2.6**	**0.1**

Santander 84

(1) Payment Protection Insurance. (*) % change excluding forex impact

BALANCE SHEET

Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

Balance sheet (Dec'15)

€ billion

1,340
1,340
Cash and credit institutions
180
Derivatives
84
AFS portfolio
103
Trading portfolio
62
Other*
120
Net loans to customers
791
2
3
4
5
6
1
Credit institutions
175
Derivatives
103
Other
39
Customer deposits
683
Issues and subordinated liabilities
226
Shareholders' equity & fixed liabilities
114
Assets
Liabilities

1. Lending: 59% of balance sheet
2. Cash, central banks and credit institutions: 13%
3. Derivatives (with counterparty on the liabilities side): 6% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 5%
6. Other (goodwill, fixed assets, accruals): 9%

Santander 85

Other assets: Goodwill EUR 27 bn., tangible and intangible assets EUR 28 bn., held-to-maturity portfolio EUR 4 bn., other financial instruments at fair value: EUR 1 bn.; accruals and other accounts EUR 60 bn.

LIQUIDITY AND FUNDING

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Dec'15)
€ billion
Net loans to customers
791
Fixed assets & other
86
Financial assets
174
683
Deposits
68
Securitisations
149
Funding M/LP
126
Equity (99) and other (27)
24
Funding CP
Assets
Liabilities

Commercial Gap: EUR 108 bn.

Structural liquidity[1] surplus: EUR 149.1 bn. (14% net liabilities)

Santander 87

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets

LIQUIDITY AND FUNDING

Higher recourse to wholesale funding in 2015, backed by improved market conditions: issuances outpaced maturities

Issuances
€ billion
Total
51.7
60.2
M/L term issuance
38.3
45.8
Securitisations[1]
13.4
14.4
2014
2015

Diversified issuances – 2015
US$ area, 39%
Sterling area, 28%
Euro area, 33%

Santander 88

(1) Placed in the market and including structured finance

Non-performing loans and loan-loss allowances. 2015

Non-performing loans

100%: €37,094 mill.

Other, 16%
Spain, 30%
USA, 5%
Chile, 5%
Mexico, 3%
Brazil, 12%
SCF*, 7%
Poland, 4%
UK, 12%
Portugal, 6%

Loan-loss allowances

100%: €27,121 mill.

Other, 14%
Spain, 20%
USA, 16%
SCF*, 11%
Chile, 4%
Poland, 3%
Mexico, 4%
Portugal, 9%
Brazil, 13%
UK, 6%

Santander
92

Percentage over Group's total
(*) Excluding SCF UK

Spain Real Estate Activity. Exposure and coverage ratios

Coverage by borrowers' situation (December 2015)

€ million

	Gross risk	Coverage Fund	Net Risk
Non-performing	5,524	3,246	2,278
Substandard[1]	387	117	270
Foreclosed real estate	8,253	4,546	3,707
Total problematic assets	14,164	7,909	6,255
Performing loans[2]	48	0	48
Real estate exposure	**14,212**	**7,909**	**6,303**

Total coverage (problematic assets + performing loans)

Provisions / exposure (%)

56%
Total real estate exposure
Dec'15

Non-performing	59%
Substandard[1]	30%
Foreclosed real estate	55%
Total problem. assets	**56%**
Performing loans[2]	0%

Santander 94

(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments

Spain Real Estate Activity. Loans and foreclosures

LOANS

€ Million

	Dec'15	Dec'14	Var.
Finished buildings	2.735	3.577	-842
Buildings under constr.	137	330	-193
Developed land	1.603	2.641	-1.038
Building and other land	699	752	-53
Non mortgage guarantee	785	1.176	-391
Total	**5.959**	**8.476**	**-2.517**

Foreclosed REAL ESTATE (Dec. 2015)

€ Million

	Gross amount	Coverage	Net amount
Finished buildings	2,292	46%	1,235
Buildings under constr.	832	49%	424
Developed land	2,670	60%	1,082
Building land	2,411	61%	947
Other land	48	60%	19
Total	**8,253**	**55%**	**3,707**

Santander 95

Santander Group

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	9,323	9,773	9,910	10,238	10,563	10,867	10,457	10,336	39,244	42,222
Gross income	10,124	10,488	10,961	11,040	11,444	11,618	11,316	10,894	42,612	45,272
Operating expenses	(4,847)	(4,906)	(5,070)	(5,216)	(5,377)	(5,429)	(5,342)	(5,422)	(20,038)	(21,571)
Net operating income	5,277	5,582	5,891	5,824	6,067	6,189	5,974	5,472	22,574	23,702
Net loan-loss provisions	(2,695)	(2,638)	(2,777)	(2,452)	(2,563)	(2,508)	(2,479)	(2,558)	(10,562)	(10,108)
Other	(433)	(508)	(558)	(792)	(514)	(683)	(716)	(742)	(2,292)	(2,654)
Underlying profit before taxes	2,149	2,435	2,556	2,580	2,990	2,998	2,778	2,173	9,720	10,939
Underlying consolidated profi	1,579	1,771	1,901	1,746	2,067	2,059	1,991	1,702	6,998	7,819
Underlying attributable profit	1,303	1,453	1,605	1,455	1,717	1,709	1,680	1,460	5,816	6,566
Attributable profit	1,303	1,453	1,605	1,455	1,717	2,544	1,680	25	5,816	5,966

Santander 97

Santander Group

Constant EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	9,550	9,843	9,831	10,194	10,203	10,560	10,682	10,777	39,417	42,222
Gross income	10,377	10,586	10,888	11,018	11,078	11,297	11,550	11,348	42,869	45,272
Operating expenses	(4,967)	(4,954)	(5,047)	(5,207)	(5,232)	(5,299)	(5,433)	(5,606)	(20,175)	(21,571)
Net operating income	5,410	5,632	5,842	5,811	5,846	5,998	6,116	5,742	22,695	23,702
Net loan-loss provisions	(2,750)	(2,626)	(2,744)	(2,413)	(2,461)	(2,428)	(2,542)	(2,677)	(10,533)	(10,108)
Other	(425)	(491)	(526)	(800)	(491)	(662)	(728)	(773)	(2,243)	(2,654)
Underlying profit before taxes	2,235	2,515	2,572	2,598	2,894	2,908	2,846	2,292	9,919	10,939
Underlying consolidated profi	1,649	1,829	1,915	1,752	2,002	1,992	2,035	1,790	7,146	7,819
Underlying attributable profit	1,371	1,510	1,627	1,455	1,660	1,653	1,717	1,536	5,963	6,566
Attributable profit	1,371	1,510	1,627	1,455	1,660	2,488	1,717	101	5,963	5,966

Santander 98

Continental Europe

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	2,699	2,779	2,707	2,831	2,899	2,884	2,842	2,798	11,017	11,423
Gross income	3,029	3,146	3,080	3,249	3,409	3,218	3,253	2,950	12,504	12,830
Operating expenses	(1,634)	(1,611)	(1,584)	(1,614)	(1,670)	(1,679)	(1,689)	(1,699)	(6,444)	(6,736)
Net operating income	1,394	1,534	1,496	1,635	1,739	1,539	1,564	1,251	6,059	6,093
Net loan-loss provisions	(791)	(770)	(737)	(583)	(637)	(512)	(495)	(331)	(2,880)	(1,975)
Other	(197)	(215)	(188)	(93)	(139)	(186)	(137)	(291)	(693)	(753)
Profit before taxes	407	550	571	959	963	842	932	629	2,486	3,366
Consolidated profit	318	415	425	663	712	625	690	452	1,821	2,479
Attributable profit	284	378	381	604	640	560	625	393	1,648	2,218

Santander 99

Spain

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	1,339	1,375	1,334	1,373	1,371	1,296	1,251	1,199	5,420	5,118
Gross income	1,620	1,665	1,661	1,690	1,749	1,522	1,571	1,238	6,636	6,080
Operating expenses	(897)	(877)	(859)	(863)	(855)	(856)	(863)	(860)	(3,496)	(3,434)
Net operating income	722	788	802	827	894	666	708	379	3,140	2,646
Net loan-loss provisions	(507)	(488)	(429)	(320)	(366)	(264)	(205)	(156)	(1,745)	(992)
Other	(41)	(63)	(18)	(89)	(44)	(71)	(58)	(89)	(212)	(263)
Profit before taxes	174	237	354	417	483	331	444	134	1,183	1,392
Consolidated profit	122	166	252	293	345	238	317	99	833	999
Attributable profit	120	166	252	289	340	232	311	94	827	977

Santander 100

Santander Consumer Finance

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	776	801	801	832	949	990	1,011	1,022	3,209	3,973
Gross income	776	805	800	843	959	991	1,018	998	3,224	3,965
Operating expenses	(370)	(361)	(358)	(379)	(422)	(442)	(443)	(467)	(1,468)	(1,774)
Net operating income	406	444	442	465	537	549	575	530	1,756	2,192
Net loan-loss provisions	(130)	(123)	(149)	(143)	(168)	(131)	(142)	(97)	(544)	(537)
Other	(14)	(17)	(71)	65	(22)	(36)	(44)	(50)	(37)	(152)
Profit before taxes	263	304	222	387	348	382	389	383	1,175	1,502
Consolidated profit	198	220	160	256	251	272	281	271	834	1,076
Attributable profit	192	213	146	245	220	241	242	236	795	938

Santander 101

Poland

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	317	328	322	302	291	301	300	311	1,269	1,204
Gross income	334	353	335	353	340	336	309	292	1,376	1,276
Operating expenses	(148)	(149)	(144)	(144)	(151)	(153)	(146)	(143)	(585)	(594)
Net operating income	187	204	191	209	190	182	162	149	791	683
Net loan-loss provisions	(43)	(42)	(44)	(57)	(39)	(46)	(39)	(44)	(186)	(167)
Other	(3)	(16)	8	22	(1)	(2)	3	(4)	11	(4)
Profit before taxes	141	146	155	174	150	135	125	101	616	511
Consolidated profit	115	119	122	126	122	112	99	77	482	410
Attributable profit	84	87	91	93	89	82	73	57	355	300

Santander 102

Poland

PLN million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	1,327	1,367	1,344	1,271	1,220	1,232	1,255	1,327	5,309	5,034
Gross income	1,399	1,471	1,400	1,487	1,427	1,371	1,293	1,247	5,756	5,338
Operating expenses	(618)	(621)	(603)	(606)	(632)	(626)	(614)	(611)	(2,448)	(2,484)
Net operating income	781	850	797	880	794	745	679	636	3,308	2,855
Net loan-loss provisions	(180)	(174)	(184)	(238)	(164)	(187)	(164)	(186)	(776)	(700)
Other	(12)	(66)	33	90	(3)	(9)	11	(16)	45	(17)
Profit before taxes	589	609	646	732	627	549	526	435	2,577	2,137
Consolidated profit	479	496	508	533	512	456	416	331	2,016	1,715
Attributable profit	352	362	379	393	372	333	306	245	1,485	1,256

Santander 103

Portugal

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	202	204	206	215	211	208	200	200	826	818
Gross income	228	237	230	261	238	234	226	318	956	1,016
Operating expenses	(124)	(123)	(123)	(128)	(123)	(122)	(124)	(125)	(498)	(494)
Net operating income	105	114	106	133	115	112	102	193	459	522
Net loan-loss provisions	(34)	(40)	(32)	(17)	(22)	(21)	(24)	(5)	(124)	(72)
Other	(30)	(29)	(20)	(20)	(21)	(23)	23	(10)	(99)	(31)
Profit before taxes	40	45	55	96	72	67	101	178	236	419
Consolidated profit	32	36	40	72	55	49	77	120	181	301
Attributable profit	34	38	41	72	55	49	77	119	184	300

Santander 104

United Kingdom

GBP million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	1,023	1,045	1,070	1,101	1,100	1,110	1,092	1,076	4,240	4,377
Gross income	1,100	1,105	1,124	1,136	1,152	1,173	1,150	1,155	4,464	4,630
Operating expenses	(580)	(578)	(585)	(609)	(612)	(608)	(605)	(610)	(2,351)	(2,435)
Net operating income	520	527	539	527	540	565	545	545	2,113	2,195
Net loan-loss provisions	(99)	(71)	(70)	(27)	(56)	(12)	6	(15)	(268)	(78)
Other	(38)	(51)	(58)	(108)	(41)	(36)	(94)	(85)	(256)	(257)
Profit before taxes	382	405	411	392	443	516	457	444	1,589	1,860
Consolidated profit	307	321	322	305	356	401	350	350	1,254	1,457
Attributable profit	307	321	322	305	350	394	343	343	1,254	1,430

Santander 105

United States

USD million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	1,830	1,894	1,890	1,838	1,940	2,011	2,019	2,014	7,451	7,984
Gross income	1,907	1,972	2,038	2,012	2,101	2,210	2,169	2,167	7,929	8,647
Operating expenses	(722)	(719)	(750)	(779)	(783)	(806)	(858)	(907)	(2,970)	(3,354)
Net operating income	1,186	1,253	1,287	1,233	1,318	1,404	1,311	1,260	4,959	5,293
Net loan-loss provisions	(748)	(684)	(811)	(718)	(719)	(834)	(834)	(1,053)	(2,961)	(3,440)
Other	(3)	(4)	(19)	43	(21)	(46)	(41)	(56)	17	(164)
Profit before taxes	434	566	458	559	579	524	436	150	2,016	1,689
Consolidated profit	306	377	340	410	401	349	294	73	1,433	1,117
Attributable profit	246	287	275	334	289	239	207	17	1,142	752

Santander 106

Brazil

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	2,807	2,949	2,988	2,937	2,962	2,869	2,598	2,534	11,680	10,963
Gross income	2,826	2,952	3,158	2,943	3,007	2,981	2,656	2,497	11,879	11,140
Operating expenses	(1,140)	(1,204)	(1,299)	(1,298)	(1,187)	(1,151)	(1,056)	(1,059)	(4,942)	(4,452)
Net operating income	1,686	1,748	1,858	1,645	1,820	1,830	1,600	1,438	6,937	6,689
Net loan-loss provisions	(905)	(933)	(958)	(887)	(826)	(828)	(813)	(830)	(3,682)	(3,297)
Other	(143)	(166)	(253)	(244)	(209)	(263)	(255)	(151)	(805)	(878)
Profit before taxes	639	650	647	514	785	739	533	457	2,449	2,513
Consolidated profit	444	471	487	403	532	509	434	350	1,806	1,824
Attributable profit	339	362	376	361	477	452	385	317	1,437	1,631

Santander 107

Brazil

R$ million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	9,092	9,017	8,988	9,324	9,522	9,736	10,129	10,570	36,420	39,958
Gross income	9,156	9,026	9,514	9,344	9,666	10,109	10,362	10,468	37,040	40,605
Operating expenses	(3,694)	(3,684)	(3,917)	(4,116)	(3,815)	(3,904)	(4,110)	(4,396)	(15,410)	(16,225)
Net operating income	**5,462**	**5,343**	**5,597**	**5,228**	**5,851**	**6,205**	**6,251**	**6,072**	**21,630**	**24,379**
Net loan-loss provisions	(2,930)	(2,850)	(2,882)	(2,818)	(2,657)	(2,808)	(3,138)	(3,415)	(11,481)	(12,017)
Other	(462)	(508)	(770)	(772)	(672)	(888)	(975)	(667)	(2,511)	(3,201)
Profit before taxes	**2,070**	**1,985**	**1,945**	**1,638**	**2,523**	**2,509**	**2,139**	**1,990**	**7,638**	**9,161**
Consolidated profit	**1,440**	**1,442**	**1,466**	**1,283**	**1,711**	**1,726**	**1,704**	**1,509**	**5,630**	**6,650**
Attributable profit	**1,098**	**1,106**	**1,132**	**1,146**	**1,534**	**1,536**	**1,514**	**1,362**	**4,482**	**5,946**

Santander 108

Mexico

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	688	706	741	768	791	834	794	832	2,903	3,251
Gross income	701	760	778	780	819	854	794	850	3,019	3,317
Operating expenses	(312)	(317)	(325)	(328)	(355)	(353)	(327)	(334)	(1,282)	(1,370)
Net operating income	389	442	453	452	463	501	467	516	1,736	1,947
Net loan-loss provisions	(179)	(191)	(210)	(177)	(211)	(224)	(227)	(215)	(756)	(877)
Other	(2)	(2)	6	(1)	8	(2)	1	(10)	2	(4)
Profit before taxes	209	250	249	274	260	274	241	291	982	1,067
Consolidated profit	166	200	204	228	201	213	193	224	797	831
Attributable profit	126	154	154	172	153	160	143	173	606	629

Santander 109

Mexico

Million pesos

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	12,470	12,578	12,871	13,308	13,300	14,117	14,479	15,219	51,226	57,115
Gross income	12,712	13,548	13,516	13,491	13,769	14,450	14,503	15,547	53,268	58,269
Operating expenses	(5,659)	(5,656)	(5,647)	(5,667)	(5,973)	(5,978)	(5,978)	(6,131)	(22,629)	(24,060)
Net operating income	7,053	7,892	7,870	7,824	7,795	8,472	8,526	9,416	30,639	34,209
Net loan-loss provisions	(3,237)	(3,401)	(3,654)	(3,058)	(3,545)	(3,791)	(4,131)	(3,939)	(13,349)	(15,406)
Other	(28)	(34)	106	(13)	130	(36)	17	(174)	31	(64)
Profit before taxes	3,788	4,458	4,322	4,753	4,380	4,644	4,412	5,302	17,321	18,739
Consolidated profit	3,003	3,561	3,542	3,959	3,381	3,606	3,530	4,080	14,066	14,597
Attributable profit	2,279	2,748	2,682	2,992	2,574	2,704	2,613	3,155	10,701	11,046

Santander 110

Chile

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	489	525	470	577	485	593	554	519	2,062	2,151
Gross income	532	550	504	608	553	633	606	543	2,194	2,336
Operating expenses	(204)	(213)	(220)	(229)	(238)	(263)	(243)	(260)	(866)	(1,004)
Net operating income	328	336	284	379	316	370	364	283	1,327	1,332
Net loan-loss provisions	(116)	(118)	(131)	(156)	(132)	(126)	(153)	(157)	(521)	(567)
Other	(7)	(3)	3	(18)	6	(3)	(4)	4	(24)	3
Profit before taxes	206	216	156	205	190	241	207	130	783	768
Consolidated profit	173	189	132	234	147	212	182	113	728	655
Attributable profit	120	129	89	160	106	147	125	78	498	455

Santander 111

Chile

Ch$ billion

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	369.5	399.2	359.3	432.0	340.6	405.7	414.4	396.5	1,560.0	1,557.2
Gross income	402.0	417.9	385.6	454.5	388.8	432.5	453.8	415.9	1,660.0	1,691.0
Operating expenses	(154.0)	(162.2)	(168.3)	(171.1)	(167.0)	(179.8)	(182.1)	(197.7)	(655.5)	(726.6)
Net operating income	248.0	255.7	217.3	283.5	221.9	252.7	271.7	218.2	1,004.5	964.5
Net loan-loss provisions	(87.7)	(89.6)	(100.0)	(116.6)	(92.5)	(86.0)	(113.4)	(118.6)	(393.9)	(410.5)
Other	(5.1)	(2.0)	2.1	(13.4)	4.3	(2.0)	(2.9)	2.8	(18.4)	2.2
Profit before taxes	155.3	164.1	119.4	153.4	133.8	164.7	155.3	102.5	592.2	556.2
Consolidated profit	131.0	143.3	101.5	175.3	103.5	145.5	136.1	88.9	551.1	474.0
Attributable profit	90.9	98.1	68.3	119.7	74.5	100.7	93.5	61.0	377.1	329.8

Santander 112

Corporate Centre

EUR million

	1Q 14	2Q 14	3Q 14	4Q 14	1Q 15	2Q 15	3Q 15	4Q 15	2014	2015
NII + Fee income	(240)	(158)	(116)	(132)	(222)	(138)	(139)	(142)	(646)	(641)
Gross income	(25)	(83)	117	23	(230)	(177)	(56)	(32)	32	(495)
Operating expenses	(144)	(146)	(146)	(149)	(142)	(150)	(142)	(112)	(586)	(547)
Net operating income	(170)	(229)	(29)	(126)	(372)	(327)	(199)	(144)	(554)	(1,042)
Net loan-loss provisions	2	(2)	0	2	(1)	2	(1)	26	2	27
Other	(27)	(48)	(53)	(325)	(98)	(132)	(148)	(130)	(453)	(507)
Underlying profit before taxes	(195)	(278)	(82)	(449)	(470)	(457)	(348)	(247)	(1,004)	(1,523)
Underlying consolidated profi	(187)	(265)	(111)	(588)	(465)	(489)	(392)	(117)	(1,152)	(1,464)
Underlying attributable profit	(187)	(265)	(111)	(588)	(491)	(489)	(395)	(119)	(1,151)	(1,493)
Attributable profit	(187)	(265)	(111)	(588)	(491)	346	(395)	(1,554)	(1,151)	(2,093)

Santander 113

Thank you

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be

Simple | Personal | Fair

Santander

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 29, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer